

2024
Annual Report

Letter to Stockholders
2025 Proxy Statement
2024 Annual Report on Form 10-K

DEAR GERON STOCKHOLDER,

The past year has been a truly transformational one for Geron, with our first FDA approval and commercial launch of RYTELO® (imetelstat), which we believe represents a highly differentiated, important new treatment option for eligible patients living with lower-risk myelodysplastic syndromes (LR-MDS). This was followed by approval in the European Union (EU) in March 2025, which is another significant milestone in our journey to change lives by changing the course of blood cancer. We see tremendous opportunity ahead to bring RYTELO to patients and create long-term shareholder value as we continue commercializing RYTELO in the U.S., preparing for commercialization in the EU, and advancing our clinical pipeline.

Opportunity in U.S. LR-MDS

In March 2024, the U.S. Food and Drug Administration's (FDA) Oncologic Drugs Advisory Committee (ODAC) voted 12 to 2 in favor of the clinical benefit/risk profile of imetelstat, and the FDA approved RYTELO in June 2024 across erythropoiesis-stimulating agent (ESA) ineligible and ESA relapsed/refractory patients with LR-MDS with transfusion-dependent anemia, regardless of ring sideroblast (RS) status. RYTELO has been commercially available in the U.S. since the end of June 2024.

In August 2024, the National Comprehensive Cancer Network® (NCCN®) updated its Clinical Practice Guidelines in Oncology (NCCN Guidelines) for the treatment of Myelodysplastic Syndromes (MDS) to recommend RYTELO as a Category 1 and 2A treatment of symptomatic anemia in patients with lower-risk MDS, regardless of RS status.

We believe that the FDA label and NCCN Guidelines, coupled with high unmet need and significant product differentiation, including observed benefit of RYTELO in difficult-to-treat sub-populations such as patients with high transfusion burden and RS-negative patients, position RYTELO to compete for significant market segments in LR-MDS. We estimate there are approximately 15,400 total addressable RYTELO LR-MDS patients in 2025, including patients recommended in the NCCN guidelines. On this basis, we estimate RYTELO could represent a greater than $1 billion market opportunity in the U.S. in the future by treating only one-third of these total addressable patients.

With just over six months in the market, net revenues for RYTELO in 2024 were $76.5 million. Since launch, we have observed strong payor coverage, with payors responsible for approximately 80% of U.S. covered lives having implemented RYTELO medical coverage policies consistent with the FDA label, clinical trials and NCCN Guidelines through the end of 2024. We have also seen encouraging RYTELO duration of therapy that is consistent with the IMerge Phase 3 clinical trial experience. In 2025, we are focused on driving new patient starts across the breadth of eligible patients, particularly in eligible first- and second-line patients, and educating on appropriate duration of therapy.

Opportunity in JAK Inhibitor Relapsed/Refractory Myelofibrosis (JAKi R/R MF)

In addition to lower-risk MDS, we are developing imetelstat for the treatment of other myeloid hematologic malignancies. Our pivotal Phase 3 IMpactMF clinical trial is evaluating imetelstat versus best available therapy in patients with intermediate-2 or high-risk myelofibrosis (MF) who have relapsed after or are refractory to treatment (R/R) with a janus associate kinase inhibitor (JAKi). IMpactMF is the first and only Phase 3 MF trial with overall survival as the primary endpoint. As of February 2025, we had achieved 80% enrollment in this trial. Based on our current assumptions for enrollment and number of death events in the trial, we expect the interim analysis may occur in the second half of 2026 (when approximately 35% of planned enrolled patients have died) and the final analysis may occur in the second half of 2028 (when approximately 50% of planned enrolled patients have died).

If the IMpactMF trial reads out positively and imetelstat is approved for patients with JAKi R/R MF, we believe this could be transformational for these patients, who currently have poor survival prognoses and limited treatment options. Additionally, we believe that approval in this indication could potentially double the RYTELO commercial opportunity.

Strong Leadership Team and Balance Sheet

This past year also brought significant change to our senior leadership team, with the hiring of Jim Ziegler as our Chief Commercial Officer, Joseph Eid as our Executive Vice President, Research and Development (which includes our medical affairs function), and, of course, just last month our board of directors appointing me as Interim President and Chief Executive Officer. This reflects a marked shift over the past two years to bring on senior leaders with significant experience at commercial-stage biotechnology companies and, importantly, with launching first commercial products. Together with the rest of our executive management team, we believe we have the right people with the right experience to deliver on the significant opportunity represented by RYTELO in LR-MDS and, potentially, in R/R MF.

In addition to our leadership team, we are also fortunate to have a strong balance sheet to support our efforts in commercializing RYTELO in LR-MDS, preparing for potential launch in R/R MF, and continuing to develop our pipeline. We ended 2024 with a strong cash position, with approximately $502.9 million in cash, cash equivalents, restricted cash and marketable securities. This was supported by our equity financing in March 2024 in which we raised $150 million in gross proceeds and our synthetic royalty and debt financings in November 2024 in which we received $250 million in gross proceeds at closing and access to an additional $125 million in debt. We believe that these resources, together with anticipated revenues from U.S. sales of RYTELO, will be sufficient to fund our projected operating requirements for the foreseeable future without needing to raise additional capital based on our current operating plans and assumptions.

Looking Ahead

In summary, we are encouraged by our progress over the past year and excited and confident in the opportunity that lies ahead in 2025 and beyond. We believe that we are in a strong position to create meaningful benefit for our patients and shareholders alike, based on RYTELO's differentiated profile and commercial opportunity, our Phase 3 trial in R/R MF, and the excellence and experience of our senior leadership team and employees.

Thank you for the continued support and for sharing in our ambition to change lives by changing the course of blood cancer.

Sincerely,

Dawn C. Bir

Dawn C. Bir
Interim President and Chief Executive Officer

April 8, 2025

For important information regarding the use of forward-looking statements in this letter to stockholders, please refer to the inside back cover of this annual report.



geron®



919 E. Hillsdale Blvd., Suite 250 Foster City, CA 94404

geron®

To The Stockholders

Notice of 2025 Annual Meeting of Stockholders

Date:

May 21, 2025

Time:

2:00 p.m., Eastern Daylight Time

Place:

www.virtualshareholder meeting.com/GERN2025

You are cordially invited to attend the 2025 Annual Meeting of Stockholders (the "Annual Meeting") of GERON CORPORATION, a Delaware corporation (the "Company"), to be held on Wednesday, May 21, 2025, at 2:00 p.m., Eastern Daylight Time. To facilitate stockholder participation in the Annual Meeting, we have determined that the Annual Meeting will be held in a virtual meeting format only, via the Internet, with no physical in-person meeting. You can attend the virtual Annual Meeting online, vote your shares electronically and submit your questions for consideration during the virtual Annual Meeting, by visiting *www.virtualshareholdermeeting.com/GERN2025*. You may log-in to the Annual Meeting beginning at 1:30 p.m. Eastern Daylight Time, on May 21, 2025. You will need to have your 16-Digit Control Number included in the Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials to join the virtual Annual Meeting.

The Annual Meeting will be held for the following purposes:

1. To elect the two nominees for director named in the accompanying proxy statement (the "Proxy Statement") to hold office as Class II members of the Board of Directors until the 2028 annual meeting of stockholders;
2. To approve an amendment to our 2018 Equity Incentive Plan to, among other items, increase the total number of shares of our common stock issuable thereunder by 20,000,000 shares;
3. To approve an amendment to our 2014 Employee Stock Purchase Plan to increase the number of shares of our common stock issuable thereunder by 6,000,000 shares;
4. To approve, on an advisory basis, the compensation of our named executive officers, as disclosed in the Proxy Statement;
5. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025; and
6. To transact such other business as may properly come before the Annual Meeting or any postponement or adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on March 24, 2025 as the record date for the determination of stockholders entitled to notice of and to vote at the virtual Annual Meeting and at any adjournment or postponement thereof. Each stockholder is entitled to one vote for each share of common stock held at that time.

As permitted by the rules of the Securities and Exchange Commission, we are pleased to furnish our proxy materials to stockholders primarily over the Internet. Consequently, most stockholders will receive a Notice of Internet Availability of Proxy Materials (the "Notice") that contains instructions for accessing proxy materials and voting via the Internet, instead of paper copies of our proxy materials. We believe that this process will allow us to provide our stockholders with the information they need in a more timely manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. However, this Notice will provide information on how stockholders may obtain paper copies of proxy materials if they choose. Stockholders who elect to continue to receive hard copies of proxy materials may help us reduce costs by opting to receive future proxy materials by e-mail. We intend to distribute the Notice and the proxy materials on or about April 8, 2025, to all stockholders of record entitled to vote at the Annual Meeting.

Your vote is important, and we encourage all stockholders to attend the Annual Meeting online. Whether or not you plan to attend the Annual Meeting online, we encourage you to read this proxy statement and submit your proxy or voting instructions as promptly as possible either via the Internet or by telephone as instructed by these materials, or, if you have requested and received a paper proxy card by mail, by completing, signing, dating and returning the proxy card mailed to you. Please review the instructions on each of your voting options described in the accompanying Proxy Statement. Stockholders who plan to attend the virtual Annual Meeting should follow the instructions at *www.virtualshareholder meeting.com/GERN2025* to submit questions and vote during the virtual Annual Meeting.

Thank you for your ongoing support and continued interest in Geron Corporation.

By Order of the Board of Directors,

[signature: Scott A. Samuels]

Scott A. Samuels, Esq.
Executive Vice President,
Chief Legal Officer and Secretary
Foster City, California
April 8, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 21, 2025 at
www.virtualshareholdermeeting.com/GERN2025
The 2025 Proxy Statement and 2024 Annual Report on Form 10-K
are available at www.proxyvote.com.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN.
WHETHER OR NOT YOU EXPECT TO ATTEND THE VIRTUAL ANNUAL MEETING, WE URGE YOU TO VOTE BY PROXY PROMPTLY IN ORDER TO ASSURE THAT A QUORUM IS PRESENT. EVEN IF YOU HAVE VOTED BY PROXY BEFORE THE VIRTUAL ANNUAL MEETING. YOU MAY STILL ATTEND AND VOTE YOUR SHARES AT THE VIRTUAL ANNUAL MEETING ONLINE. YOU WILL NEED TO HAVE YOUR 16-DIGIT CONTROL NUMBER INCLUDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, ON YOUR PROXY CARD OR ON THE INSTRUCTIONS THAT ACCOMPANIED YOUR PROXY MATERIALS TO JOIN AND VOTE AT THE VIRTUAL ANNUAL MEETING.



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Proxy Statement for the Annual Meeting of Stockholders to be Held on May 21, 2025

Questions and Answers about these Proxy Materials and Voting

Why am I receiving these materials?

You are receiving these materials from us because you owned shares of common stock, par value $0.001 per share ("Common Stock"), of Geron Corporation, a Delaware corporation ("Geron," the "Company," "we" or "us"), as of March 24, 2025, the record date for our 2025 Annual Meeting of Stockholders (the "Annual Meeting"). The Geron Board of Directors (the "Board of Directors" or the "Board") has made these materials available to you in connection with the Board's solicitation of proxies for use at the Annual Meeting. You may vote by proxy over the Internet or by phone, or by mail if you requested printed copies of the proxy materials.

As permitted by the rules of the Securities and Exchange Commission (the "SEC"), we are providing our stockholders access to proxy materials via the Internet. Accordingly, we are sending by mail only a Notice of Internet Availability of Proxy Materials (the "Notice") to certain of our stockholders of record and posting our proxy materials online at *www.proxyvote.com*. Stockholders who previously requested to receive hard copies of proxy materials will receive a full set of proxy materials, instead of the Notice. We intend to distribute the Notice and the proxy materials on or about April 8, 2025, to all stockholders of record entitled to vote at the Annual Meeting.

Please note that, while our proxy materials are available at the website referenced herein and in the Notice, and our Notice of Annual Meeting, Proxy Statement and Annual Report are available on our website, all references to websites are inactive textual references only and no other information or content contained on our website or the other websites referenced herein is incorporated by reference in or considered to be a part of this document.

What does it mean if I receive more than one set of proxy materials or more than one Notice, or combination thereof?

If you receive more than one set of proxy materials, or more than one Notice or a combination thereof, your shares may be registered in more than one name or may be registered in different accounts. Please follow the voting instructions on each set of proxy materials or Notices to ensure that all of your shares are voted.

Will I receive any proxy materials by mail other than the Notice?

No, you will not receive any other proxy materials by mail other than the Notice unless you request paper copies. Pursuant to rules adopted by the SEC, we have elected to use the Internet as the primary means of furnishing proxy materials to our stockholders. This method allows us to deliver the proxy materials to you more quickly, lowers our costs significantly, and helps to conserve natural resources. We encourage stockholders to take advantage of the option to receive proxy materials electronically by email to help reduce the environmental impact of our annual meeting and to reduce costs associated with the physical printing and mailing of materials. This Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2024 are also available at *www.proxyvote.com*. You may request a full set of proxy materials be sent to your specified postal or email address as follows:

- by telephone: call 1-800-579-1639 free of charge and follow the instructions;

- by Internet: go to *www.proxyvote.com* and follow the instructions; or
- by e-mail: send an e-mail message to *sendmaterial@proxyvote.com*. Please send a blank e-mail and insert the 16-Digit Control Number located in your Notice in the subject line. Please make any such request on or before May 7, 2025 to facilitate timely delivery.

To sign up for electronic delivery of proxy materials, please follow the instructions provided with your proxy materials and on your proxy card or voting instruction card, to vote using the Internet and, when prompted, indicate that you agree to receive or access future stockholder communications electronically. Alternatively, you can go to *www.proxyvote.com* and enroll for online delivery of proxy materials. A stockholder's election to receive proxy materials by mail or electronically by email will remain in effect until the stockholder terminates such election.

What is the purpose of the Annual Meeting?

At our Annual Meeting, stockholders will act upon the matters described in this Proxy Statement. In addition, management will report on current events at Geron and respond to questions from stockholders.

How can I participate in the Annual Meeting?

To facilitate stockholder participation in the Annual Meeting, we will be holding our Annual Meeting virtually, on Wednesday May 21, 2025, at 2:00 p.m., Eastern Daylight Time, via the Internet at *www.virtualshareholdermeeting.com/GERN2025*. Online check-in will begin at 1:30 p.m. Eastern Daylight Time and you should allow ample time for the check-in procedures. At our virtual Annual Meeting, stockholders will be able to attend, vote and submit questions via the Internet. Whether or not you plan to attend the virtual Annual Meeting, we urge you to vote and submit your proxy in advance of the meeting by one of the methods described in these proxy materials.

You will not be able to attend the virtual Annual Meeting in person.

How do I ask questions at the virtual Annual Meeting?

Our virtual Annual Meeting allows stockholders to submit questions and comments before and during the virtual Annual Meeting. You may submit questions before the virtual Annual Meeting at *www.virtualshareholdermeeting.com/GERN2025*. During the virtual Annual Meeting, you may only submit questions in the question box provided at *www.virtualshareholdermeeting.com/GERN2025*. In both cases, stockholders must have available their 16-Digit Control Number provided in the Notice or your proxy card (if you received a printed copy of the proxy materials). We will respond to as many inquiries at the virtual Annual Meeting as time allows.

What if during the check-in time or during the virtual Annual Meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual Annual Meeting website log-in page.

What if I cannot virtually attend the Annual Meeting?

You may vote your shares electronically before the virtual Annual Meeting by Internet, or by telephone or by mail as described below. You do not need to access the virtual Annual Meeting to vote if you submitted your vote by Internet, by telephone or by mail in advance of the virtual Annual Meeting.

The virtual Annual Meeting will be archived for one year after the date of the virtual Annual Meeting at *www.virtualshareholdermeeting.com/GERN2025*.

Who can vote at the virtual Annual Meeting?

Only stockholders of record at the close of business on March 24, 2025 (the "Record Date") will be entitled to notice of and to vote at the virtual Annual Meeting or any adjournment or postponement thereof. At the close of business on the Record Date, we had 636,912,845 shares of Common Stock outstanding. Each share of Common Stock that you own as of the Record Date will be entitled to one vote on each matter to be voted upon at the virtual Annual Meeting.

Stockholder of Record: Shares Registered In Your Name

As a stockholder of record, you may vote at the virtual Annual Meeting, or prior to the virtual Annual Meeting, vote through the Internet or by telephone, or by mail using a proxy card that you received or that you may request. Whether or not you plan to attend the virtual Annual Meeting, we urge you vote by proxy through the Internet or by telephone as instructed below, or by completing a proxy card that you may request or that we may elect to deliver at a later time. Stockholders who attend the virtual Annual Meeting should follow the instructions at *www.virtualshareholdermeeting.com/GERN2025* to vote during the virtual Annual Meeting.

For the ten days ending the day prior to the virtual Annual Meeting, a list of our stockholders of record as of the Record Date will be available for examination by any stockholder of record for any purpose germane to the virtual Annual Meeting at our corporate headquarters during regular business hours. To access the list of record stockholders during the ten days ending the day prior to the Annual Meeting, stockholders should email investor@geron.com.

Beneficial Owner: Shares Registered In the Name of a Broker or Bank

If on the Record Date your shares were held, not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting during the virtual Annual Meeting. As a beneficial owner, you have the right to direct your broker or other agent regarding how to vote the shares in your account. You are also invited to attend the virtual Annual Meeting. You can attend the virtual Annual Meeting online by visiting *www.virtualshareholdermeeting.com/GERN2025*. You will need to have your 16-Digit Control Number included in the Notice, on your proxy card or on the instructions that accompanied your proxy materials to join the virtual Annual Meeting. Once you join the virtual Annual Meeting, you should follow the instructions on the virtual Annual Meeting platform to vote during the virtual Annual Meeting. If you did not receive a 16-digit control number via email or on your Notice or voting instruction form, and you wish to vote prior to or at the virtual Annual Meeting, you must follow the instructions from your broker or other agent.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. In order to constitute a quorum and to transact business at the virtual Annual Meeting, the holders of a majority of the voting power of the Common Stock issued and outstanding and entitled to vote at the virtual Annual Meeting must be present in person or represented by proxy. Virtual attendance at our Annual Meeting constitutes presence in person for purposes of a quorum at the meeting. Shares represented by proxies that reflect abstentions or "broker non-votes" will be counted for purposes of determining the presence of a quorum.

What am I voting on at the virtual Annual Meeting? What is the Board's recommendation on each of the proposals?

You are being asked to vote on five proposals, as follows:

Proposal Number	Proposal	Board Recommends
1	To elect the two nominees for director named in this Proxy Statement to hold office as Class II members of our Board of Directors until the 2028 annual meeting of stockholders.	**FOR BOTH director nominees**
2	To approve an amendment to our 2018 Equity Incentive Plan to, among other items, increase the total number of shares of our Common Stock issuable thereunder by 20,000,000 shares.	**FOR**
3	To approve an amendment to our 2014 Employee Stock Purchase Plan to increase the number of shares of our Common Stock issuable thereunder by 6,000,000 shares.	**FOR**
4	To approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement.	**FOR**
5	To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.	**FOR**

How many votes are needed to approve each proposal? What is the effect of abstentions and broker non-votes on each of the proposals?

The following table summarizes the minimum vote needed to approve each proposal and the effect of abstentions and broker non-votes on each of the proposals:

Proposal Number	Proposal	Votes Required to Approve Proposal[1]	Effect of Abstentions	Effect of Broker Non-Votes
1	To elect the two nominees for director named in this Proxy Statement to hold office as Class II members of our Board of Directors until the 2028 annual meeting of stockholders.	Nominees receiving a plurality of the votes cast will be elected as directors This means that the nominees receiving the highest number of "FOR" votes at the virtual Annual Meeting will be elected, even if those votes do not constitute a majority of the votes cast. Only votes "FOR" will affect the outcome of the vote; "WITHHOLD" votes will have no effect on the outcome of the vote. However, under our Corporate Governance Guidelines, any nominee for director who receives a greater number of "WITHHOLD" votes from his or her election than votes "FOR" such election is required to submit an offer of resignation for consideration by the Nominating and Corporate Governance Committee. In such case, the Nominating and Corporate Governance Committee will then consider all of the relevant facts and circumstances and recommend to the Board the action to be taken with respect to such offer of resignation.	Not applicable	No effect

Proposal Number	Proposal	Votes Required to Approve Proposal[1]	Effect of Abstentions	Effect of Broker Non-Votes
2	To approve an amendment to our 2018 Equity Incentive Plan to, among other items, increase the total number of shares of our Common Stock issuable thereunder by 20,000,000 shares.	The affirmative vote of the holders of a majority of the voting power, present in person or virtually or represented by proxy at the Annual Meeting.	Against	No effect
3	To approve an amendment to our 2014 Employee Stock Purchase Plan to increase the number of shares of our Common Stock issuable thereunder by 6,000,000 shares.	The affirmative vote of the holders of a majority of the voting power, present in person or virtually or represented by proxy at the Annual Meeting.	Against	No effect
4	To approve, on an advisory basis, the compensation of our named executive officers, as disclosed in this Proxy Statement.	The affirmative vote of the holders of a majority of the voting power, present in person or represented by proxy at the virtual Annual Meeting.	Against	No effect
5	To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025.	The affirmative vote of the holders of a majority of the voting power, present in person or represented by proxy at the virtual Annual Meeting.	Against	Not applicable[2]

(1)   Virtual attendance at our Annual Meeting constitutes presence in person for purposes of the votes.

(2)   This proposal is considered to be a "routine" matter under NYSE rules. Accordingly, if you hold your shares in street name and do not provide voting instructions to your broker, bank or other agent that holds your shares, your broker, bank or other agent has discretionary authority under applicable NYSE rules to vote your shares on this proposal. For more information, see "If I am a beneficial owner of shares held in street name and I do not provide my broker or bank with my voting instructions, what happens?" and "What are broker non-votes?" below.

What are the choices in voting?

For Proposal 1, you may either vote "FOR" all nominees to the Board of Directors or you may "WITHHOLD" your vote for one or more nominees that you specify. For proposals 2, 3, 4 and 5, you may vote "FOR" the proposal or "AGAINST" the proposal, or "ABSTAIN" from voting on the proposal.

Could other matters be decided at the virtual Annual Meeting?

The Board does not know of any other matters to be brought before the virtual Annual Meeting. Our bylaws require that we receive advance notice of any proposal to be brought before the Annual Meeting by our stockholders, and we have not received notice of any such proposals. If any other matters were to be properly submitted for a vote at the virtual Annual Meeting, the proxy holders appointed by the Board will have the discretion to vote on those matters for you as they see fit.

How do I vote my shares and what are the voting deadlines?

Please refer to the proxy card for instructions on, and access information for, voting by telephone, over the Internet or by mail.

Stockholder of Record: Shares Registered in Your Name

You are a stockholder of record if, on the Record Date, your shares were registered directly in your name with our transfer agent, Computershare Trust Company, N.A. As a stockholder of record, there are several ways for you to vote your shares.

- **Via the Internet Before the Virtual Annual Meeting.** You may vote by Internet at *www.proxyvote.com*, 24 hours a day, seven days a week. You will need the 16-Digit Control Number included on your Notice, your proxy card (if you received a printed copy of the proxy materials) or the instructions that accompanied your proxy materials to join the virtual Annual Meeting. Votes submitted through the Internet must be received by 11:59 p.m., Eastern Daylight Time, on May 20, 2025.

- **By Telephone.** You may vote using a touch-tone telephone by calling 1-800-690-6903, 24 hours a day, seven days a week. You will need the 16-Digit Control Number included on your Notice, your proxy card (if you received a printed copy of the proxy materials) or the instructions that accompanied your proxy materials to join the virtual Annual Meeting. Votes submitted by telephone must be received by 11:59 p.m., Eastern Daylight Time, on May 20, 2025.

- **By Mail**. If you received printed proxy materials, you may submit your vote by completing, signing, and dating each proxy card received and returning it in the postage-paid envelope. Sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than close of business Eastern Daylight Time on May 20, 2025, to be voted at the virtual Annual Meeting.

- **Via the Internet During the Virtual Annual Meeting.** Stockholders who attend the virtual Annual Meeting should follow the instructions at *www.virtualshareholdermeeting.com/GERN2025* to vote during the virtual Annual Meeting. You will need the 16-Digit Control Number included on your Notice, your proxy card (if you received a printed copy of the proxy materials) or the instructions that accompanied your proxy materials to join the virtual Annual Meeting.

The Internet and telephone voting procedures described above, which comply with Delaware law, are designed to authenticate stockholders' identities, to allow stockholders to vote their shares, and to confirm that their instructions have been properly recorded. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Beneficial Owner: Shares Registered In the Name of a Broker or Bank

You are a beneficial owner, if on the Record Date, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization and not in your name. The organization holding your account is considered to be the stockholder of record for purposes of voting at the virtual Annual Meeting. Being a beneficial owner means that, like most stockholders, your shares are held in "street name" and these proxy materials are being forwarded to you by that organization.

As a beneficial owner, you should have received a Notice or voting instructions from the broker or other nominee holding your shares. You should follow the instructions in the Notice or voting instructions provided by your broker or nominee in order to instruct your broker or other nominee on how to vote your shares. The availability of telephone and Internet voting will depend on the voting process of the broker or nominee. Please contact your bank, broker or other agent if you have questions about their instructions on how to vote your shares. Please also note that since you are not the stockholder of record, you may only vote your shares during the virtual Annual Meeting if using the 16-Digit Control Number included on your Notice. Beneficial owners who attend the virtual Annual Meeting should follow the instructions at *www.virtualshareholdermeeting.com/GERN2025* to participate in and vote during the virtual Annual Meeting. You will need the 16-Digit Control Number included on your Notice, your proxy card (if you received a printed copy of the proxy materials) or the instructions that accompanied your proxy materials to join the virtual Annual Meeting.

The ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025 (Proposal 5) is considered to be a "routine" matter under NYSE rules. Accordingly, if you do not provide your broker or bank with instructions on how to vote your shares, your broker or bank would be able to vote your shares under applicable NYSE rules on Proposal 5. For more information, see "If I am a beneficial owner of shares held in street name and I do not provide my broker or bank with my voting instructions, what happens?" and "What are broker non-votes?" below.

Geron Plan Participants

If you own shares of Common Stock as a participant in the Geron 401(k) Plan (the "Plan"), your proxy card serves to direct Fidelity Management Trust Company ("Fidelity") how to direct the shares credited to your account in the Plan. Unless otherwise required by law, Fidelity will follow your instructions. If your proxy card is not received by May 16, 2025, the shares allocated to your account will not be voted.

If you purchased shares through the 2014 Employee Stock Purchase Plan, as amended, and your shares are held in the name of a broker, please refer to the discussion above under "Beneficial Owner: Shares Registered in the Name of a Broker or Bank."

If I am a stockholder of record and I do not vote, or if I return a proxy card or otherwise vote without giving specific voting instructions, what happens?

If you are a stockholder of record and you do not specify your vote on each proposal individually when voting via the Internet, over the telephone or if you sign and return a proxy card without giving specific voting instructions, then your shares will be voted in line with the Board's recommendations above as described under "What am I voting on at the virtual Annual Meeting? What is the Board's recommendation on each of the proposals?" If any other matter is properly presented at the virtual Annual Meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

If I am a beneficial owner of shares held in street name and I do not provide my broker or bank with my voting instructions, what happens?

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, and you do not instruct your broker, bank or other agent how to vote your shares, your broker, bank or other agent may still be able to vote your shares in its discretion. In this regard, under the rules of the NYSE, brokers, banks and other securities intermediaries that are subject to NYSE rules may use their discretion to vote your "uninstructed" shares with respect to matters considered to be "routine" under NYSE rules, but not with respect to "non-routine" matters. Proposals 1, 2, 3, and 4 are considered to be "non-routine" under NYSE rules, meaning that, under applicable NYSE rules, your broker would not be able to vote your shares on those proposals in the absence of your voting instructions. Proposal 5 is considered to be a "routine" matter under NYSE rules, meaning that if you do not return voting instructions to your broker by its deadline, under applicable NYSE rules, your shares may be voted by your broker in its discretion on Proposal 5.

If you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you must provide voting instructions to your broker, bank or other agent by the deadline provided in the proxy materials you receive from your broker, bank or other agent.

What are broker non-votes?

As discussed above, when a beneficial owner of shares held in street name does not give voting instructions to his or her broker, bank or other securities intermediary that is subject to NYSE rules holding his or her shares as to how to vote on matters deemed to be "non-routine" under NYSE rules, the broker, bank or other such agent cannot vote the shares under applicable NYSE rules. These un-voted shares are counted as "broker non-votes." Proposals 1, 2, 3 and 4 are considered to be "non-routine" under NYSE rules; therefore, if you do not provide voting instructions with respect to your shares to your bank, broker or other agent, your bank, broker or other agent will not vote with respect to these Proposals and those votes will be counted as "broker non-votes," unless you vote by attending the virtual Annual Meeting and following the instructions at *www.virtualshareholdermeeting.com/GERN2025* to vote during the virtual Annual Meeting. You will need the 16-Digit Control Number included on your Notice, your proxy card (if you received a printed copy of the proxy materials) or the instructions that accompanied your proxy materials to join the virtual Annual Meeting.

As a reminder, if you are a beneficial owner of shares held in street name, in order to ensure your shares are voted in the way you would prefer, you <u>must</u> provide voting instructions to your broker, bank or other agent by the deadline provided in the materials you receive from your broker, bank or other agent, or you may vote by attending the virtual Annual Meeting by following the instructions at www.virtualshareholdermeeting.com/GERN2025 to vote during the virtual Annual Meeting. You will need the 16-Digit Control Number included on your Notice, your proxy card (if you received a printed copy of the proxy materials) or the instructions that accompanied your proxy materials to join the virtual Annual Meeting.

Can I revoke or change my vote after I submit my proxy?

Stockholder of Record: Shares Registered in Your Name

If you are a stockholder of record, you may revoke or change your vote at any time before the final vote at the virtual Annual Meeting by:

- signing and returning a new proxy card with a later date;
- submitting a later-dated vote by telephone or via the Internet — only your latest Internet or telephone vote received by 11:59 p.m., Eastern Daylight Time, on May 20, 2025, will be counted. You will need the 16-Digit Control Number included on your Notice, your proxy card (if you received a printed copy of the proxy materials) or the instructions that accompanied your proxy materials;
- attending the virtual Annual Meeting and voting again by following the instructions at *www.virtualshareholdermeeting.com/GERN2025* to vote during the virtual Annual Meeting. To virtually attend the Annual Meeting, you will need the 16-Digit Control Number included on your Notice, your proxy card (if you received a printed copy of the proxy materials) or the instructions that accompanied your proxy materials; or
- delivering a written revocation to our Corporate Secretary at Geron's offices, 919 E. Hillsdale Blvd., Suite 250, Foster City, California 94404, before the virtual Annual Meeting.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If you are a beneficial owner of your shares, you must contact the broker or other nominee holding your shares and follow their instructions for revoking or changing your vote.

How will your proxy be counted?

Votes will be counted by the Inspector of Election appointed for the virtual Annual Meeting, who will separately count "FOR," "WITHHOLD" and broker non-votes with respect to Proposal 1 regarding the election of directors, and, with respect to Proposals 2, 3, 4 and 5, "FOR" and "AGAINST" votes, abstentions and, as applicable, broker non-votes.

Is my vote confidential?

Yes. Proxy cards and voting tabulations that identify stockholders by name are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. In addition, all comments written on a proxy card or elsewhere will be forwarded to management, but your identity will be kept confidential unless you ask that your name be disclosed.

How can I find out the results of the voting at the virtual Annual Meeting?

Preliminary voting results will be announced at the virtual Annual Meeting. Final voting results will be disclosed by Geron in a Current Report on Form 8-K, filed with the SEC, that we expect to file within four business days after the virtual Annual Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the virtual Annual Meeting, we intend to file a Current Report on Form 8-K to disclose preliminary results and, within four business days after the final results are known to us, file an additional Current Report on Form 8-K to disclose the final results.

Who is paying for this proxy solicitation?

We will pay the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this Proxy Statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. In addition, we may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by mail, telephone or other electronic means, or in person, by our directors, officers, or other regular employees. No additional compensation will be paid to directors, officers or other regular employees for such services, but we have retained Alliance Advisors for a fee, estimated to be $10,000, to render solicitation services.

When are stockholder nominations and proposals due for next year's Annual Meeting?

See the sub-section entitled "Stockholder Nominations and Proposals for 2026 Annual Meeting" under the section entitled "Other Matters."

How can I obtain a copy of Geron's Annual Report on Form 10-K?

We will mail to you without charge, upon written request, a copy of our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC, as well as a copy of any exhibit specifically requested. Requests should be sent to: Corporate Secretary, Geron Corporation, 919 E. Hillsdale Blvd., Suite 250, Foster City, California 94404. A copy of our Annual Report on Form 10-K for the year ended December 31, 2024 has also been filed with the SEC and may be accessed from the SEC's homepage (*www.sec.gov*). You may also view and download our Annual Report on Form 10-K for the year ended December 31, 2024 from our website at *www.geron.com*, as well as *www.proxyvote.com*.

What is householding and how does it affect me?

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements. This means that only one copy of this Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2024 or the Notice may have been sent to multiple stockholders in a stockholder's household. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive separate copies of the proxy statement, annual report or the notice of internet availability of proxy materials, please notify your broker or our Investor Relations department. We will promptly deliver copies of the Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2024 or the Notice to any stockholder who contacts us by electronic mail addressed to investor@geron.com, or by mail addressed to Investor Relations, Geron Corporation, 919 E. Hillsdale Blvd., Suite 250, Foster City,

California 94404, requesting such copies. If you receive multiple copies of the proxy statement and annual report at your household and would like to receive a single copy of the proxy statement and annual report for your household in the future, you should contact your broker, other nominee record holder, or our Investor Relations department to request a single copy of the proxy statement and annual report.

Forward-Looking Statements

Except for the historical information contained herein, this Proxy Statement contains forward-looking statements, including, but not limited to: (a) statements relating to the continued development and commercialization of RYTELO® (imetelstat) by Geron, including Geron's plans to prepare for and commence commercializing RYTELO in select countries in the European Union beginning in 2026; (b) the therapeutic and commercial potential of RYTELO; (c) expected market exclusivity for RYTELO; (d) expectations regarding the interim and final analyses in the Phase 3 Impact MF clinical trial, and the anticipated timing thereof; (e) plans, considerations, expectations and determinations regarding future compensation decisions; (f) the goals and objectives of Geron's ESG strategies and initiatives; and (g) other statements that are not historical facts. These statements involve risks and uncertainties that can cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties, include, without limitation, risks and uncertainties related to: (i) whether we are successful in commercializing RYTELO for the treatment of certain patients with lower-risk myelodysplastic syndromes ("LR-MDS") with transfusion dependent anemia; (ii) whether the FDA and European Commission will approve imetelstat for other indications on the timelines expected, or at all; (iii) whether we overcome potential delays and other adverse impacts caused by enrollment, clinical, safety, efficacy, technical, scientific, intellectual property, manufacturing and regulatory challenges in order to have the financial resources for and meet expected timelines and planned milestones; (iv) whether regulatory authorities permit the further development of imetelstat on a timely basis, or at all, without any clinical holds; (v) whether RYTELO may cause, or have attributed to it, adverse events that could delay or prevent the commencement and/or completion of clinical trials, impact its regulatory approval, or limit its commercial potential; (vi) whether the IMpactMF Phase 3 trial for relapsed/refractory myelofibrosis ("R/R MF"), has a positive outcome and demonstrates safety and effectiveness to the satisfaction of the United States Food and Drug Administration ("FDA") and international regulatory authorities, and whether our projected rates for enrollment and death events differ from actual rates, which may cause the interim and final analyses to occur later than anticipated; (vii) whether any future safety or efficacy results of RYTELO treatment cause its benefit-risk profile to become unacceptable; (viii) whether imetelstat actually demonstrates disease-modifying activity in patients and the ability to target the malignant stem and progenitor cells of the underlying disease; (ix) whether we meet our post-marketing requirements and commitments for RYTELO; (x) whether there are failures or delays in manufacturing or supplying sufficient quantities of RYTELO or other clinical trial materials that impact commercialization of RYTELO or the continuation of the IMpactMF trial and other trials; (xi) whether we are able to establish and maintain effective sales, marketing and distribution capabilities, obtain adequate coverage and third-party payor reimbursement, and achieve adequate acceptance in the marketplace; (xii) whether we are able to obtain and maintain the exclusivity terms and scopes provided by patent and patent term extensions, regulatory exclusivity, and have freedom to operate; (xiii) that we may be unable to successfully commercialize RYTELO due to competitive products, or otherwise; (xiv) that we may decide to partner and not to commercialize independently in Europe and in other international markets; (xv) whether we stay in compliance with and satisfy our obligations under our debt and synthetic royalty agreements; (xvi) the aspirational nature of Geron's ESG strategies and initiatives, which are not guarantees or promises that such strategies and initiatives will be realized or will otherwise result in the anticipated benefits to Geron and/or its stakeholders; and (xvii) the impact of general economic, industry or political climate in the U.S. or internationally and the effects of macroeconomic conditions on our business and business prospects, financial condition and results of operations. In addition, the actual executive compensation program that we adopt in the future may differ materially from the current executive compensation program summarized in this Proxy Statement. Additional information on the above-stated risks and uncertainties and additional risks, uncertainties and factors that could cause actual results to differ materially from those in the forward-looking statements are contained in our periodic reports filed with the Securities and Exchange Commission under the heading "Risk Factors," including our Annual Report on Form 10-K for the year ended December 31, 2024 and in our future filings and reports. Undue reliance should not be placed on forward-looking statements, which speak only as of the date of this Proxy Statement and the facts and assumptions underlying the forward-looking statements may change. Except as required by law, we disclaim any obligation to update these forward-looking statements to reflect future information, events or circumstances.

MATTERS TO BE CONSIDERED AT THE 2025 ANNUAL MEETING

Proposal One
Election of Directors

Board Structure

Our Board currently consists of seven directors, six of whom are "independent," as that term is defined by Nasdaq Rule 5602(a)(2), and one of whom is serving as an interim executive officer of the Company. Our bylaws provide for the classification of the Board into three classes with staggered terms of office so that one class of the Board is elected annually, and each class of directors stands for election every three years.

The term of the Class II directors, Dawn C. Bir and Elizabeth G. O'Farrell, will expire at the Annual Meeting.

Proxies may only be voted for the two Class II directors nominated for election at the Annual Meeting.

The Class III directors, Gaurav Aggarwal, M.D.; V. Bryan Lawlis, Ph.D.; and Susan Molineaux, Ph.D., have one year remaining on their terms of office. The Class I directors, John F. McDonald and Robert J. Spiegel, M.D., FACP have two years remaining on their terms of office.

The following table provides summary information about each director nominee and directors who are serving terms that will continue following the Annual Meeting:

Name and Principal Position	Independent	AC	CC	NG	Strategic	Other Public Boards
		Committee Memberships				
2025 Director Nominees						
Dawn C. Bir	No[1]					1
Elizabeth G. O'Farrell	Yes	C, FE			M	2
Continuing Directors						
Gaurav Aggarwal, M.D.	Yes		M		C	None
V. Bryan Lawlis, Ph.D.	Yes	M		C[2]		None
John F. McDonald	Yes	M			M	None
Susan M. Molineaux, Ph.D.	Yes		C	M		None
Robert J. Spiegel, M.D., FACP	Yes		M	M		3

(1) Ms. Bir was appointed as our Interim President and Chief Executive Officer on March 10, 2025. Under applicable Nasdaq rules, Ms. Bir will not be considered independent for so long as she continues to serve as an interim officer of Geron.

(2) Mr. Lawlis became the Chair of the Nominating and Corporate Governance Committee effective March 10, 2025, in connection with Ms. Bir's appointment as our Interim President and Chief Executive Officer, and Dr. John A. Scarlett's resignation from the Board and the end of his tenure as President and Chief Executive Officer of the Company.

AC: Audit Committee
CC: Compensation Committee
NG: Nominating and Corporate Governance Committee
Strategic: Strategic Committee

C: Chair
M: Member
FE: Financial Expert

Nominees for Election to the Board of Directors

For a Three-Year Term Expiring at the 2028 Annual Meeting

The Board has selected two nominees for Class II directors: Dawn C. Bir and Elizabeth G. O'Farrell, both of whom were previously elected by stockholders.

Set forth below is a brief biography of each nominee for Class II director, the periods during which they have served as a director of Geron, and information furnished by them as to principal occupations and public company directorships held by them. The biographies below also include a discussion of the specific experience, qualifications, attributes or skills of each nominee that led the Nominating and Corporate Governance Committee and the Board to conclude, as of the date of this Proxy Statement, that each nominee for Class II director should continue to serve as a director. Each person nominated for election has consented to being named as a nominee in this Proxy Statement and has agreed to serve if elected, and the Board has no reason to believe that any nominee will be unable to serve or, if elected, will decline to serve. In the event that either of these nominees should become unavailable for election due to any presently unforeseen reason, proxies will be voted for a substitute as designated by the Board, or alternatively, the Board may leave a vacancy on the Board or reduce the size of the Board.

The Company believes it is beneficial for the Board to have expertise, skills, perspectives and experiences in areas that are relevant to our business and the needs of the Board. Accordingly, as part of the director search process, our Nominating and Corporate Governance Committee endeavors to consider qualified candidates with a broad range of personal and professional backgrounds, perspectives, skills, and experience, in each case who meet relevant business and search criteria set forth in our corporate governance guidelines. These criteria include the candidate's reputation for personal and professional integrity, ethics and values, experience in corporate management, operations, finance and other areas relevant to the success of publicly traded companies, experience in the Company's industry, and ability to exercise practical and mature business judgement and independent analytical inquiries in a manner that is beneficial to the success of the Company and the interests of its stockholders.

Class II Directors (Term Expiring at the 2025 Annual Meeting)



Dawn C. Bir

AGE: 54
DIRECTOR SINCE: 2019

Dawn C. Bir has served as a director of Geron since March 2019 and as our Interim President and Chief Executive Officer since March 2025. Ms. Bir also serves as a member of the board of directors of Soleno Therapeutics, Inc., a biopharmaceutical company developing novel therapeutics for the treatment of rare diseases, since August 2024. Previously, Ms. Bir served as the Chief Commercial Officer of Reata Pharmaceuticals, Inc., a biopharmaceutical company where she led marketing, market access, sales, and commercial operations, from September 2016 until Reata's acquisition by Biogen, Inc. in September 2023. From February 2013 to September 2016, Ms. Bir served as Vice President of Sales with Pharmacyclics LLC, an AbbVie company, where she built and led their first hematology national sales organization, and was responsible for the launch of IMBRUVICA® in the United States and Puerto Rico. From October 2011 to February 2013, Ms. Bir served as Vice President of Sales & Marketing of SKY Pharmaceuticals Packaging, Inc. & Rx Pak, a unit within the U.S. pharmaceutical and specialty solutions division of McKesson Corporation, a global healthcare company, where she was responsible for two companies and revenue centers, and led multiple functions, including sales, marketing, contract management, project management and customer service. From 1996 to October 2011, Ms. Bir held several commercial and sales positions of increasing responsibility within Genentech, Inc., a member of the Roche Group, a global pharmaceutical company, and Bristol Myers Squibb Company, a global pharmaceutical company. Ms. Bir holds a B.S. in Biology from Binghamton University.

THE BOARD BELIEVES MS. BIR'S EXTENSIVE COMMERCIAL, SALES AND MARKETING EXPERTISE, INCLUDING WITH HEMATOLOGY-ONCOLOGY PRODUCTS, BROADENS THE BOARD'S ABILITY TO ADVISE ON, EVALUATE AND ANALYZE THE COMPANY'S COMMERCIALIZATION ACTIVITIES FOR RYTELO, ESPECIALLY IN THE UNITED STATES, AS WELL AS TO PROVIDE INSIGHTS INTO THE COMPETITIVE LANDSCAPE OF OTHER HEMATOLOGY-ONCOLOGY PRODUCTS. THIS KNOWLEDGE AND EXPERIENCE, TOGETHER WITH HER STRONG LEADERSHIP ABILITY AS AN EXECUTIVE IN THE HEALTHCARE INDUSTRY AND AS MANAGEMENT'S REPRESENTATIVE ON THE BOARD, QUALIFY MS. BIR TO BE ELECTED AS A DIRECTOR.



Elizabeth G. O'Farrell

AGE: 60
DIRECTOR SINCE: 2019

Elizabeth G. O'Farrell has served as a director of Geron since March 2019 and as Chair of the Board since March 2025 and, prior to that time, as Lead Independent Director since May 2023. Ms. O'Farrell also serves as a member of the boards of directors of LENSAR, Inc., a global medical technology company, since February 2021 and Genmab A/S, a global oncology company, since March 2022. Previously, she served as a member of the board of directors of Inhibikase Therapeutics, a pharmaceutical company focused on treatments of neurological infections and neurodegenerative diseases, from March 2019 to September 2022. Ms. O'Farrell also served as a board member of the YMCA of Greater Indianapolis from 2006 until 2017, including as its chairperson from 2014 to 2016. In December 2017, Ms. O'Farrell retired from a 24-year career with Eli Lilly and Company, a global pharmaceutical company, where she held several senior management positions in finance and corporate governance, most recently serving as Chief Procurement Officer and Head of Global Shared Services from January 2012 to December 2017. Prior to that position, she also served as Senior Vice President, Policy and Finance; Senior Vice President, Finance; Chief Financial Officer, Lilly USA; Chief Financial Officer, Lilly Canada; and General Auditor. Before joining Eli Lilly, Ms. O'Farrell was an accountant with Boise Cascade Office Products, and served as an auditor at Whipple & Company, a professional accountancy firm, and Price Waterhouse, an international public accounting firm. Ms. O'Farrell holds a B.S. in accounting with honors and an M.B.A. in management information systems, both from Indiana University.

MS. O'FARRELL'S SIGNIFICANT FINANCIAL, OPERATIONAL AND CORPORATE GOVERNANCE EXPERTISE STRENGTHENS THE BOARD'S COLLECTIVE KNOWLEDGE RELATED TO COMPLIANCE, FINANCIAL REPORTING AND INTERNAL CONTROLS. IN ADDITION, MS. O'FARRELL'S MANAGEMENT AND LEADERSHIP EXPERIENCE, GAINED THROUGH THE VARIOUS MANAGEMENT ROLES SHE HAS HELD, ALSO PROVIDES UNIQUE AND VALUABLE INSIGHTS TO THE BOARD REGARDING ORGANIZATIONAL DEVELOPMENT FOR A GROWING COMPANY, AS GERON CONTINUES TO ADVANCE AS A COMMERCIAL-STAGE COMPANY. THE BOARD BELIEVES MS. O'FARRELL'S KNOWLEDGE AND EXPERIENCE AS A SENIOR EXECUTIVE WITH A LONG TENURE AT A LARGE GLOBAL PHARMACEUTICAL COMPANY QUALIFY MS. O'FARRELL TO BE ELECTED AS A DIRECTOR.

VOTE

The Board of Directors unanimously recommends that stockholders vote FOR the election of both of the Class II director nominees named herein to the Board of Directors

Members of the Board of Directors Continuing in office after the Annual Meeting

Set forth below is a brief biography of each continuing director composing the remainder of the Board with terms expiring as shown, including the periods during which they have served as a director of Geron, and information they have provided as to their principal occupations and public company directorships. The biographies below also include a discussion of the specific experience, qualifications, attributes or skills of each continuing director that led the Nominating and Corporate Governance Committee and the Board to conclude, as of the date of this Proxy Statement, that the applicable director should continue to serve as a director.

Class III Director Nominees (Term Expiring at the 2026 Annual Meeting)



V. Bryan Lawlis, Ph.D.

AGE: 73
DIRECTOR SINCE: 2012

V. Bryan Lawlis, Ph.D. has served as a director of Geron since March 2012. Dr. Lawlis has served as an advisor to Convergent Ventures (formerly Phoenix Venture Partners), a venture capital firm, since October 2015. Previously, he served as a member of the boards of directors of BioMarin Pharmaceutical, Inc., a biopharmaceutical company specializing in rare genetic diseases, from June 2007 to May 2024; Aeglea BioTherapeutics, Inc., a biotechnology company specializing in human enzyme therapeutics for rare genetic diseases and cancer, from July 2018 to June 2023; Coherus BioSciences, Inc., a biologics platform company specializing in biosimilars, from May 2014 to May 2021; and Sutro Biopharma, Inc., a biologics platform company specializing in therapeutics for cancer and autoimmune disorders, from January 2004 to June 2019. Dr. Lawlis was the President and Chief Executive Officer of Itero Biopharmaceuticals LLC, a privately-held, early-stage biopharmaceutical company that he co-founded, from 2006 to 2011. Dr. Lawlis also held several senior management positions in the biopharmaceutical industry, including President and Chief Executive Officer of Aradigm Corporation, a specialty drug company focused on drug delivery technologies, and President and Chief Executive Officer of Covance Biotechnology Services, a contract biopharmaceutical manufacturing operation, which he co-founded. Dr. Lawlis holds a B.A. in microbiology from the University of Texas at Austin and a Ph.D. in biochemistry from Washington State University.

THE BOARD BELIEVES DR. LAWLIS' EXTENSIVE EXPERIENCE IN MANUFACTURING BIOTECHNOLOGY AND OTHER PHARMACEUTICAL PRODUCTS, AS WELL AS HIS EXPERTISE IN THE RESEARCH AND DEVELOPMENT OF DRUG PRODUCTS AND IN THE MANAGEMENT AND CONDUCT OF CLINICAL TRIALS AND DRUG REGULATORY PROCESSES, QUALIFIES DR. LAWLIS TO SERVE AS A DIRECTOR.



Susan M. Molineaux, Ph.D.

AGE: 71
DIRECTOR SINCE: 2012

Susan M. Molineaux, Ph.D. has served as a director of Geron since September 2012. Dr. Molineaux currently serves as the Chief Executive Officer at Para Therapeutics, Inc., a position she has held since April 2023. Dr. Molineaux also serves as a member of the board of directors of Repare Therapeutics Inc., a clinical-stage precision oncology company, since June 2023. Prior to her role at Para Therapeutics, Inc., Dr. Molineaux was Chief Executive Officer, President, and a member of the board of directors of Calithera Biosciences, Inc., since co-founding the company in June 2010 until March 2023. Dr. Molineaux previously served as a member of the boards of directors of Cyteir Therapeutics, Inc., a clinical-stage DNA repair and synthetic lethality company, from December 2020 until May 2023, and Theravance Biopharma, Inc., a biopharmaceutical company, from April 2015 to April 2022. Before she co-founded Calithera Biosciences, Dr. Molineaux co-founded Proteolix, Inc., a privately-held oncology-oriented biopharmaceutical company, where she served as Chief Scientific Officer from December 2003 to December 2005, Chief Executive Officer from January 2006 to January 2009, and again as Chief Scientific Officer from February 2009 until Proteolix's acquisition by Onyx Pharmaceuticals, Inc., a global oncology-oriented biopharmaceutical company, in November 2009. Previously, Dr. Molineaux held several senior management positions in the biopharmaceutical industry, including Vice President of Biology at Rigel Pharmaceuticals, Inc., a biopharmaceutical company focused on inflammatory and autoimmune diseases; Vice President of Biology at Praelux, Inc., a biopharmaceutical company; and Vice President of Drug Development at Praecis Pharmaceuticals, Inc., an oncology-focused biopharmaceutical company. Dr. Molineaux also serves as a Scientific Advisor to Lightstone Ventures, a private life sciences investment company, since September 2016. Dr. Molineaux holds a B.S. in biology from Smith College, a Ph.D. in molecular biology from Johns Hopkins University, and completed a postdoctoral fellowship at Columbia University.

THE BOARD BELIEVES DR. MOLINEAUX'S EXTENSIVE EXPERIENCE IN PHARMACEUTICAL AND ONCOLOGY DRUG DEVELOPMENT, HER EXPERTISE IN MANAGING AND CONDUCTING CLINICAL TRIALS, AS WELL AS HER KNOWLEDGE OF THE BIOTECHNOLOGY INDUSTRY AND BUSINESS, AND HEALTHCARE RELATED ISSUES, COMBINED WITH HER EXPERIENCE AS AN EXECUTIVE OFFICER AND DIRECTOR OF PUBLICLY TRADED BIOTECH AND PHARMACEUTICAL COMPANIES, PROVIDES GREAT VALUE TO THE BOARD AND CONTRIBUTES SIGNIFICANTLY TO DISCUSSIONS AND DECISION-MAKING, WHICH QUALIFIES HER TO SERVE AS A DIRECTOR.



Gaurav Aggarwal, M.D.

AGE: 52
DIRECTOR SINCE: 2023

Gaurav Aggarwal, M.D. has served as a director of Geron since November 2023. Dr. Aggarwal has been an investor in the life sciences sector for more than 20 years. He is currently a Managing Partner of a global investment firm, Vivo Capital LLC, which he rejoined in April 2024 after serving as a Managing Director from October 2016 to August 2023 and as Chief Investment Officer of its U.S. public investment fund from January 2021 to August 2023. Dr. Aggarwal previously served as the Chief Business Officer of Ocera Therapeutics, Inc., a publicly traded clinical stage company developing therapies for orphan liver conditions, from April 2014 through October 2016; as Managing Director of Investor Growth Capital from January 2013 through December 2013; and as a General Partner at Panorama Capital, L.P., a venture capital fund, from August 2006 through December 2012. Earlier in his career, Dr. Aggarwal was an associate with JPMorgan Partners, LLC, a private equity division of JPMorgan Chase & Co. Dr. Aggarwal has served on the board of Unicycive Therapeutics, Inc. since March 2023, and previously served on the Boards of Directors of Sierra Oncology, Inc. (acquired by GlaxoSmithKline plc), Hyperion Therapeutics, Inc. (acquired by Horizon Pharma plc), and on several privately held biopharmaceutical companies. Dr. Aggarwal received his B.S. in Agricultural Economics from Cornell University and his M.D. from Columbia University, College of Physicians & Surgeons.

THE BOARD BELIEVES DR. AGGARWAL'S EXTENSIVE EXPERIENCE AS AN INVESTOR IN THE LIFE SCIENCES SECTOR, AS WELL AS HIS EXPERIENCE WITH THE EVALUATION OF STRATEGIC DECISION MAKING FOR LIFE SCIENCES COMPANIES AS A MEMBER OF THE INVESTMENT COMMUNITY, PROVIDES GREAT VALUE TO THE BOARD AND CONTRIBUTES SIGNIFICANTLY TO DISCUSSIONS AND DECISION-MAKING, WHICH QUALIFIES HIM TO SERVE AS A DIRECTOR.

Class I Directors (Term Expiring at the 2027 Annual Meeting)



John F. McDonald

AGE: 64
DIRECTOR SINCE: 2022

John F. McDonald has served as a director of Geron since September 2022. Since October 2018, Mr. McDonald has served as Corporate Vice President, Global Head of Business Development and Mergers and Acquisitions, for Novo Nordisk A/S, a global pharmaceutical company, where he leads business development and merger and acquisition activities, investment strategies and participates in the creation of research, early development, and therapeutic pipeline diversification and augmentation strategies. From 2011 to 2018, Mr. McDonald was Vice President, Business Development, at Biogen Inc., a biopharmaceutical company, where he led business development and negotiated numerous strategic alliances, licenses and acquisitions. From 2006 to 2011, Mr. McDonald served as Managing Director at MPM Capital LP, an investment firm, where he served as the primary business development and asset strategy resource for multiple portfolio companies. Prior to 2006, Mr. McDonald held business development, corporate strategy, and legal roles of increasing responsibility at various biopharmaceutical companies, including at Millennium Pharmaceuticals Inc., a biotechnology company (now a Takeda Oncology Company, a pharmaceutical company), Genzyme Corp., a biopharmaceutical company (now part of Sanofi, a pharmaceutical company) and Genentech, Inc., a biopharmaceutical company (now a member of the Roche Group, a pharmaceutical company). In those roles, Mr. McDonald developed relationships with numerous academic institutions, as well as biotechnology and pharmaceutical companies of all stages. Mr. McDonald holds a J.D. from the University of California College of the Law, San Francisco and an M.B.A. and B.S. from the Haas School of Business, University of California, Berkeley.

THE BOARD BELIEVES MR. MCDONALD'S EXTENSIVE EXPERIENCE IN BUSINESS DEVELOPMENT RELATED TO PHARMACEUTICAL PRODUCTS, AS WELL AS HIS DEEP UNDERSTANDING OF CREATING STRATEGIC RELATIONSHIPS IN THE PHARMACEUTICAL INDUSTRY, QUALIFIES MR. MCDONALD TO SERVE AS A DIRECTOR.



Robert J. Spiegel, M.D., FACP

AGE: 73
DIRECTOR SINCE: 2010

Robert J. Spiegel, M.D., FACP, has served as a director of Geron since May 2010. Dr. Spiegel currently serves as an Associate Professor at the Weill Cornell Medical School, a Senior Advisor to Warburg Pincus, a private equity firm, and an advisor to the Israel Biotech Fund, a venture investment fund. He is also a member of the boards of directors of Ayala Pharmaceuticals, a clinical-stage oncology company, since December 2017, and RenovoRx, a clinical-stage oncology company, since April 2023. In the last five years, he has previously served as a director for Athenex, a biopharmaceutical company, from August 2020 to September 2023, and Cyclacel Pharmaceuticals, Inc., a biopharmaceutical company developing targeted medicines for cancer and other proliferative diseases, from September 2018 to January 2025. From March 2011 to April 2016, Dr. Spiegel served as Chief Medical Officer of PTC Therapeutics, Inc., a biopharmaceutical company focused on discovering and developing treatments for rare disorders. In 2009, after 26 years with the Schering-Plough Corporation (now Merck & Co.), a global healthcare company, Dr. Spiegel retired as Chief Medical Officer and Senior Vice President of the Schering-Plough Research Institute, the pharmaceutical research arm of the Schering-Plough Corporation. His career at Schering-Plough involved various positions, including Director of clinical research for oncology, Vice President of clinical research, and Senior Vice President of worldwide clinical research. Following a residency in internal medicine, Dr. Spiegel completed a fellowship in medical oncology at the National Cancer Institute, and from 1981 to 1999 he held academic positions at the National Cancer Institute and New York University Cancer Center. Dr. Spiegel holds a B.A. from Yale University and an M.D. from the University of Pennsylvania.

THE BOARD BELIEVES DR. SPIEGEL'S EXTENSIVE MEDICAL EXPERIENCE DEVELOPING ONCOLOGY PRODUCTS, HIS DEEP UNDERSTANDING OF PHARMACEUTICAL RESEARCH AND DEVELOPMENT, AND BROAD EXPERTISE IN GAINING REGULATORY APPROVAL FOR DRUG CANDIDATES, ENHANCES THE BOARD'S ABILITY TO CRITICALLY ASSESS THE PROGRESS AND POTENTIAL OF RYTELO, AND QUALIFIES DR. SPIEGEL TO SERVE AS A DIRECTOR.

Board Leadership and Governance

We have an ongoing commitment to excellence in corporate governance and business practices. In furtherance of this commitment, we regularly monitor developments in the area of corporate governance and review our processes, policies and procedures in light of such developments. Key information regarding our corporate governance initiatives can be found on the Corporate Governance page under the Investors & Media section of our website at *https://ir.geron.com*, including our Corporate Governance Guidelines, Code of Conduct, Insider Trading Policy and the charters for our Audit, Compensation, Nominating and Corporate Governance, and Strategic committees. We believe that our corporate governance policies and practices, including the substantial percentage of independent directors on our Board and the leadership provided by our Chair of the Board, Ms. O'Farrell, empower our independent directors to effectively oversee our management and provide an effective and appropriately balanced board governance structure.

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines that set forth key principles to guide the operation of the Board and its committees in the exercise of their responsibilities to serve the interests of Geron and our stockholders. As stated in our Nominating and Corporate Governance Committee Charter, we believe it is beneficial for the Board to have expertise, skills, perspectives and experiences in areas that are relevant to the Company's business and the needs of the Board from time to time. Accordingly, as part of the director search process, the Committee will endeavor to consider qualified candidates with a broad range of backgrounds, in each case who meet relevant business and search criteria beneficial to the Company and its stockholders.

As noted above, our Corporate Governance Guidelines are available on our website and will be made available in print to any stockholder who requests a copy. Please direct all requests to our Corporate Secretary, Geron Corporation, 919 E. Hillsdale Blvd., Suite 250, Foster City, California 94404.

Board Independence

In accordance with Nasdaq listing standards and our Corporate Governance Guidelines, a majority of the members of our Board must qualify as "independent" as defined by Nasdaq Rule 5605(a)(2). In keeping with these guidelines, a member of our Board may serve as a director of another company only to the extent such position does not conflict or interfere with such person's service as a director of Geron. The Board consults with our legal counsel to ensure that the Board's determinations regarding Board independence are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of Nasdaq, as in effect from time to time.

Consistent with these considerations, our Board has determined affirmatively that each of Dr. Aggarwal, Dr. Lawlis, Dr. Molineaux, Ms. O'Farrell, Mr. McDonald and Dr. Spiegel are independent within the meaning of the Nasdaq listing standards. In connection with Ms. Bir's appointment as our Interim President and Chief Executive Officer in March 2025, she will not be considered independent within the meaning of the Nasdaq listing standards for as long as she continues to serve as an interim executive officer of Geron.

There are no family relationships between any director and any member of our executive management team. There are no arrangements or agreements relating to compensation provided by a third party to any member of our Board, including current nominees for director, in connection with their candidacy or Board service to us.

Board Leadership Structure

The Company's Corporate Governance Guidelines provide that the Board shall periodically assess the Board's leadership structure, including appointing a Chair of the Board. In the event the Chair appointed by the Board does not qualify as an independent director, the Board will appoint a Lead Independent Director. The Chair of the Board has the authority, among other things, to call and preside over all meetings of the Board, including executive sessions of the independent directors, to set meeting agendas and to determine materials to be distributed to the Board. If the Chair of the Board is not independent and a Lead Independent Director has been appointed, he or she shall preside at executive sessions of the independent directors, serve as a liaison between the Chair and the independent directors, advise the Chair regarding the impression of the independent directors as to the quality, quantity and timeliness of the flow of information from the Company that is necessary for the Board to effectively perform its duties, and bear such further responsibilities as the Board may recommend from time to time. The Board believes that this structure enables it to better fulfill its risk oversight responsibilities while maintaining the flexibility to change its leadership structure from time to time as appropriate based on the Board's assessment of its leadership and the specific characteristics, circumstances or needs of the Company.

Previously, the Board determined it was appropriate to have a combined role of Chair and Chief Executive Officer, and Dr. Scarlett served as Chair of the Board and President and Chief Executive Officer from December 2018 until his resignation from the Board and the end of his tenure as President and Chief Executive Officer of the Company on March 10, 2025. At such time, Ms. O'Farrell, who was previously our Lead Independent Director, was appointed as Chair of our Board and Ms. Bir, who was previously an independent director, was appointed as Interim President and Chief Executive Officer. During Ms. O'Farrell's tenure as Lead Independent Director, she facilitated Board interactions and information flow and provided a clear communication path for the non-employee directors to raise any issues or concerns that they had directly with the Lead Independent Director.

Since March 2025, the roles of Chair of the Board and Chief Executive Officer have been separate, with Ms. O'Farrell serving as Chair and Ms. Bir serving as Interim President and Chief Executive Officer. The Board believes this structure is most appropriate for the current needs and circumstances of the Company's at this time by allowing our Interim President and Chief Executive Officer to focus on the day-to-day business of the Company, while allowing the Chair to lead the Board in its fundamental role of providing advice to and independent oversight of management.

Board Composition

As stated in our Nominating and Corporate Governance Committee Charter, the Company believes it is beneficial for our Board of Directors to have expertise, skills, perspectives and experiences in areas that are relevant to the Company's business and the needs of the Board from time to time. Accordingly, as part of the director search process, the Committee will endeavor to consider qualified candidates with a broad range of backgrounds, in each case who meet relevant business and search criteria beneficial to the Company and its stockholders.

Effective March 10, 2025, our Board is comprised of three women and four men.

Board Meetings and Attendance

It is our policy to encourage directors to attend our annual meetings of stockholders.

All of our directors as of May 2024 attended our 2024 annual meeting of stockholders, which was conducted in a virtual meeting format. During the year ended December 31, 2024, the Board held eight meetings. Of these, five meetings were conducted by video conference and three meetings were conducted in-person. During the year ended December 31, 2024, each of our directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which the director served during the portion of the year for which they were a director or committee member.

Board Committees

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and, commencing in February 2024, a Strategic Committee. Each of these committees operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. A current copy of each committee's charter is posted on the "Corporate Governance" section of the "Investors & Media" section of our website, which is located at *https://ir.geron.com*.

Below is a description of each committee of the Board. Each of the committees has authority to engage and determine the compensation for legal counsel or other experts or consultants, as it deems appropriate, to assist with fulfilling its responsibilities. The Board has determined that each member of each committee meets the applicable Nasdaq and SEC rules and regulations regarding "independence" and that each member is free of any relationship that would impair his or her individual exercise of independent judgement with regard to Geron.

Audit Committee

The Audit Committee held five meetings for the year ended December 31, 2024, all of which were conducted by video conference. The Audit Committee's responsibilities include:

- appointing or terminating, approving the compensation of, and assessing the qualifications, performance and independence of our independent registered public accounting firm;

- pre-approving audit and permissible non-audit services and the terms of such services to be provided by our independent registered public accounting firm;

- reviewing the plan and scope of the annual audit of consolidated financial statements with the independent registered public accounting firm and members of management;

- reviewing and discussing with management and/or the independent registered public accounting firm, prior to public disclosure, our annual and quarterly consolidated financial statements and related disclosures in our Forms 10-K, Forms 10-Q, and earnings press releases, including critical accounting policies and practices used by us and information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations";

- recommending to the Board, based upon the Audit Committee's review and discussions with management and the independent registered public accounting firm, whether our audited consolidated financial statements shall be included in our Annual Report on Form 10-K;

- monitoring our internal control over financial reporting and disclosure controls and procedures and any significant changes in our internal controls, including reviewing management's assessment and disclosures related to any significant changes, material weaknesses or significant deficiencies;

- overseeing compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;

- establishing policies and procedures for the receipt and retention of whistleblower complaints and concerns and overall compliance with our Code of Conduct;

- overseeing our Insider Trading Compliance Program, including any material updates to such program, and receiving a report, at least once annually, from our Insider Trading Compliance Officer;

- preparing the audit committee report required by the SEC to be included in our annual proxy statement;

- reviewing and approving or ratifying any related party transactions;

- overseeing financial and operational risk exposures and the actions management has taken to limit, monitor and control such exposures; and

- reviewing risks relating to data privacy, technology and information security, including cyber-security, and back-up of information systems.

The current members of the Audit Committee are Ms. O'Farrell, Dr. Lawlis and Mr. McDonald. Ms. O'Farrell chairs the Audit Committee. The Board has determined that all of the members of the Audit Committee are "independent" under relevant SEC and Nasdaq rules and are financially literate and that Ms. O'Farrell has accounting and financial management expertise that qualifies her as an "Audit Committee Financial Expert," as such term is defined in Item 407(d)(5) of Regulation S-K promulgated by the SEC. See more information about the Audit Committee in the section entitled "Audit Committee Report."

Compensation Committee

The Compensation Committee held five meetings for the year ended December 31, 2024, three of which were conducted by videoconference, and two of which were conducted in-person. The charter of the Compensation Committee allows it to delegate responsibilities to a subcommittee of the Compensation Committee, but only to the extent consistent with our certificate of incorporation, bylaws and Nasdaq rules. The Compensation Committee's responsibilities include:

- establishing and overseeing our compensation philosophy and strategy;
- reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and other compensatory arrangements for our executive management team, including our Chief Executive Officer;
- annually reviewing and recommending to the Board corporate goals and objectives relevant to the compensation of our executive management team, including our Chief Executive Officer;
- reviewing and approving, or making recommendations to the Board with respect to, the compensation of our executive management team, including our Chief Executive Officer, based upon an annual evaluation of each individual's performance;
- overseeing and administering our cash and equity incentive plans, including establishing policies and procedures for the grant of equity-based awards and approving, or making recommendation to the full Board with respect to, the grant of such equity-based awards;
- appointing, compensating and overseeing the work of any compensation and benefits consultants, legal counsel or other experts or advisors retained by the Compensation Committee, including an independence assessment as outlined by Nasdaq rules;
- reviewing and discussing with management our compensation discussion and analysis disclosure included in our annual proxy statement;
- reviewing and making recommendations to our Board regarding non-employee director compensation and benefits;
- reviewing and assessing the potential impact of our compensation practices on enterprise risk;
- reviewing and managing our Incentive Compensation Recoupment Policy (the "Clawback Policy"), as well as the clawback provisions in our executive management employment agreements; and
- meeting, on approximately a quarterly basis, with our Chief People Officer to receive updates on and review our strategies, initiatives and programs with respect to our culture, talent recruitment, development, retention, and employee engagement.

The current members of the Compensation Committee are Dr. Aggarwal, Dr. Spiegel, and Dr. Molineaux. Dr. Molineaux was appointed as a member and Chair of the Compensation Committee effective September 1, 2024, at which time Dr. Spiegel stepped down from his responsibilities as Chair of the Compensation Committee. Ms. Bir was also a member of the Compensation Committee during the year ended December 31, 2024 and until March 10, 2025, at which time she stepped down as a member of the Compensation Committee in connection with her appointment as our Interim President and Chief Executive Officer. The Board has determined that all of the current members of the Compensation Committee are "independent" under relevant SEC and Nasdaq rules.

For information on the Compensation Committee's processes and procedures on the consideration and determination of executive compensation, see the sub-section entitled "Compensation Discussion and Analysis – Role of the Compensation Committee." For information on the Compensation Committee's processes and procedures with respect to non-employee director compensation matters, see the section entitled "Compensation of Directors."

Compensation Committee Interlocks and Insider Participation

Drs. Aggarwal, Spiegel and Molineaux, and Ms. Bir, served on the Compensation Committee for the year ended December 31, 2024. In connection with her appointment as our Interim President and Chief Executive Officer, effective March 10, 2025, Ms. Bir stepped down as a member of the Compensation Committee. None of the current members of the Compensation Committee is a former or current officer or employee of Geron. None of our executive officers serves, or during the year ended December 31, 2024 served, as a member of a compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee held three meetings for the year ended December 31, 2024, one of which was conducted by videoconference, and two of which were conducted in-person. The Nominating and Corporate Governance Committee's responsibilities include:

- developing, reviewing and recommending to the Board a set of corporate governance guidelines and principles;

- reviewing and assessing risks related to succession planning for the Board and our Chief Executive Officer;

- providing oversight with respect to the Company's responsible business and good corporate citizenship efforts;

- creating and recommending to the Board criteria for Board and committee membership;

- establishing procedures for identifying and evaluating individuals qualified to become members of the Board;

- recommending to the Board the persons to be nominated for election or re-election as directors;

- recommending to the Board whether to accept or reject a director resignation, or take other action, where a director fails to receive a majority vote as specified under our Corporate Governance Guidelines;

- reviewing and recommending to the Board the functions, duties and compositions of the Board committees;

- considering and selecting plans or programs for the continuing education of the Board;

- considering and reporting to the Board any questions of possible conflicts of interest of Board members; and

- assessing the performance of the Board, the Board committees and individual directors.

Specific qualifications and the process for recommending director candidates are provided in more detail under the sub-sections entitled "Director Nominees Recommended by Stockholders" and "Director Qualifications." Pursuant to the Company's Corporate Governance Guidelines, all directors are required to participate in continuing education related to corporate governance practices and other topics pertinent to the Company's business every three years, and the Company is committed to providing educational opportunities for the Board through presentations by various speakers, including outside law firms, at regularly scheduled Board meetings. In addition, in 2024, the Company provided all members of the Board with paid membership and access to director education programs offered by the National Association of Corporate Directors.

The current members of the Nominating and Corporate Governance Committee are Drs. Lawlis, Molineaux, and Spiegel. During the year ended December 31, 2024, Drs. Molineaux and Lawlis, Ms. Bir and Dr. Spiegel (from September 1, 2024) served on the Nominating and Corporate Governance Committee. Ms. Bir was appointed as Chair of the Nominating and Corporate Governance Committee effective September 1, 2024, at which time Dr. Molineaux stepped down from her responsibilities as Chair and continued as a member of the Nominating and Corporate Governance Committee. In connection with her appointment as our Interim President and Chief Executive Officer, effective March 10, 2025, Ms. Bir stepped down as a member and Chair of the Nominating and Corporate Governance Committee and Dr. Lawlis was appointed as Chair. The Board has determined that all of the current members of the Nominating and Corporate Governance Committee, Drs. Lawlis, Molineaux, and Spiegel, are "independent" under relevant SEC and Nasdaq rules.

Strategic Committee

The Strategic Committee held six meetings for the year ended December 31, 2024, four of which were conducted by videoconference, and two of which were conducted in-person. The Strategic Committee's responsibilities include:

- reviewing with the Chief Executive Officer and other management of the Company the long-range financial and strategic planning goals and objectives of the Company, and reviewing the allocations of corporate resources recommended by management, including the consistency of such activities and allocations with the long-range goals and objectives of the Company;

- reviewing periodically and assisting the Company's management in the development of the Company's business development strategic plans, and reviewing the progress and activities pursuant to such plans; and

- reviewing and evaluating specific strategic initiatives and transactions, including mergers, acquisitions, licenses, partnerships, joint ventures, investments, dispositions, financings, and similar strategic transactions, and the terms, risks and opportunities associated with any such initiatives.

Dr. Aggarwal, Ms. O'Farrell and Mr. McDonald are the current members of the Strategic Committee and served on the Strategic Committee for the year ended December 31, 2024. Dr. Aggarwal serves as Chair of the Strategic Committee.

Director Nominees Recommended by Stockholders

The Nominating and Corporate Governance Committee, to date, has not adopted a formal policy with regard to the consideration of director candidates recommended by stockholders and will consider director candidates recommended by stockholders on a case-by-case basis, as appropriate. Stockholders who wish to recommend individuals for consideration by the Nominating and Corporate Governance Committee should send written notice to the Nominating and Corporate Governance Committee Chair, Geron Corporation, 919 E. Hillsdale Blvd., Suite 250, Foster City, California 94404, within the time periods set forth under the subsection entitled "Stockholder Nominations and Proposals for 2026 Annual Meeting" under the section entitled "Other Matters." Such notification should set forth all information relating to such nominee as is required to be disclosed in solicitations of proxies for elections of directors pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in a proxy statement as a nominee and to serving as a director if elected, the name and address of such stockholder or beneficial owner on whose behalf the nomination is being made, the class and number of shares of the Company owned beneficially and of record by such stockholder or beneficial owner, and all information regarding the nominee that would be required to be included in the Company's proxy statement by the rules of the SEC, including the nominee's age, business experience for the past five years and any directorships held by the nominee during the past five years. The Nominating and Corporate Governance Committee does not intend to alter the procedure by which it evaluates candidates based on whether the candidate was recommended by a stockholder or not.

Director Qualifications

The Nominating and Corporate Governance Committee believes that nominees for election to the Board must possess certain minimum qualifications and attributes. The nominee:

- must meet the objective independence requirements set forth by the SEC and Nasdaq;

- must exhibit strong personal integrity, character and ethics, and a commitment to ethical business and accounting practices;

- must not be involved in on-going litigation with the Company or be employed by an entity which is engaged in such litigation; and

- must not be the subject of any on-going criminal investigations, including investigations for fraud or financial misconduct.

In addition, the Nominating and Corporate Governance Committee may consider the following criteria, among others:

(i) experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance and other elements relevant to the success of a publicly traded company in today's business environment;

(ii) experience in our industry;

(iii) experience as a board member of other publicly held companies;

(iv) expertise in an area of our operations;

(v) practical and mature business judgment, including the ability to make independent analytical inquiries; and

(vi) diversity of personal background, perspective, skills, experience, and business and professional background relevant to the success of the Company.

In general, the Nominating and Corporate Governance Committee aspires for the Board to be comprised of individuals that represent a range of professional experiences and perspectives and who portray characteristics of diligence, commitment, mutual respect and professionalism with an emphasis on consensus building. The Board does not follow any ratio or formula to determine the appropriate mix. Rather, it uses its judgment to identify nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to the high standards of board service at Geron. As stated in our Nominating and Corporate Governance Committee Charter and our Corporate Governance Guidelines, as part of the director search process, the Nominating and Corporate Governance Committee endeavors to consider qualified candidates who meet the relevant business and search criteria.

Directors are expected to rigorously prepare for, attend and participate in Board meetings and meetings of the committees of the Board on which they serve, to ask direct questions and require straight answers, and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities and duties as directors. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as an outstanding director.

Board's Role in Risk Oversight

We are subject to a variety of risks, including those described under the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2024. Some risks may be readily perceived and even quantified, while others are unexpected or unforeseeable. Risks can be external or can arise as a result of our internal business or financial activities. Our Board, as a whole, is responsible for broad oversight of all existing and emerging enterprise risk (over the short-, mid- and long-term) and of management's development and execution of mitigation strategies designed to address those risks. In this capacity, our Board has designated committees to assist in its oversight of particular key risks as described below. Oversight of additional matters of potential risk not delegated remain the responsibility of the full Board.

While the Board and its committees oversee risk management, our senior management is responsible for identifying, assessing and mitigating risk on a day-to-day basis. Each committee of our Board meets regularly with key management personnel and, as desired by the applicable committee, outside advisors (including outside counsel, consultants and experts) to oversee risks associated with their respective principal areas of focus. In turn, each committee reports to the Board regularly, fostering awareness and communication of significant matters among all directors, and promoting a coordinated and cohesive approach to enterprise risk oversight. It is management's responsibility to identify various risks facing the Company, bring the Board's attention to material risks, and implement appropriate risk management policies and procedures to manage risk exposure on a day-to-day basis.

Specific risks being overseen by Board committees are as follows:

- The Audit Committee oversees management of financial risks. In addition to fulfilling its responsibilities for the oversight of our financial reporting processes and annual audit of the Company's consolidated financial statements, the Audit Committee also reviews with the Company's independent registered public accounting firm and the Company's management the adequacy and effectiveness of our policies and procedures to assess, monitor and manage fraud risk and our ethical compliance program. The Audit Committee takes appropriate actions to set the best practices and highest standards for quality financial reporting, sound business risk practices, including practices related to cyber-security, and ethical behavior.

- The Compensation Committee is responsible for overseeing the management of risks relating to our employment policies and compensation plans and arrangements. In connection with structuring the compensation program, the Compensation Committee, together with the Board, considers whether the elements of such program, individually or in the aggregate, encourage our executive management team and Company personnel to take unnecessary risks. For further information, see the sub-section entitled "Risk Assessment of Compensation Policies and Practices."

- The Nominating and Corporate Governance Committee manages our corporate governance practices. The Nominating and Corporate Governance Committee also reviews risks associated with the independence of the Board, potential conflicts of interest and risks relating to management and Board succession planning.

- The Strategic Committee oversees, along with our Chief Executive Officer and other management of the Company, risks related to the long-range strategic objectives for the Company, as well as oversees our business development strategic planning, and also reviews and evaluates our specific strategic initiatives and transactions, including the terms, risks and opportunities relating to such initiatives and transactions.

Risk Assessment of Compensation Policies and Practices

The Compensation Committee maintains a pay for performance compensation philosophy, but also recognizes that providing certain types of compensation incentives may inadvertently motivate individuals to act in ways that could be detrimental to the Company in order to maximize individual compensation. To minimize such risk, the Compensation Committee annually evaluates our compensation philosophy generally as it relates to all employees, as well as individual compensation elements of base salary, annual performance-based bonuses, equity awards, severance and change in control benefits and other benefits to ensure each is evaluated against appropriate standards and that such incentives provide for the achievement of target goals that are balanced between short-term rewards and long-term enhancement of stockholder value.

The Compensation Committee believes the following elements of our executive compensation program mitigate the risks associated with our compensation practices:

- setting annual base salaries consistent with the responsibilities of our executive management team and access to market comparables to ensure that our executive management team is not motivated to take excessive risks to achieve a reasonable level of financial security;

- establishing corporate goals for our annual performance-based bonus program that are consistent with our annual operating and strategic plans and are designed to achieve a proper risk/reward balance without excessive risk taking;

- requiring, under our Clawback Policy, that any incentive compensation received by a former or current executive officer as a result of the Company's attainment of a financial reporting measure, be returned to the Company in the event that the Company is required to make an accounting restatement due to material noncompliance with an accounting standard;

- requiring, through our employment agreements with executives, any member of the executive management team to forfeit his or her entire annual performance-based bonus if we determine that such individual has engaged in any misconduct intended to affect the payment of his or her annual performance-based bonus, or has otherwise engaged in any act or omission that would constitute cause for termination of his or her employment, as defined by his or her employment agreement;

- having a mix of fixed and variable, annual and long-term and cash and equity compensation elements to encourage strategies and actions that balance short-term and long-term best interests;

- granting long-term equity incentive compensation primarily in the form of stock option awards and restricted stock units, which are typically subject to multi-year vesting based on continued services, the value of which depends on the performance of our Common Stock price, in order to align the interests of our employees with those of our stockholders over the longer-term and to encourage our executive management team to take a long-term view of our business, and from time to time granting performance-based stock option awards that only vest upon the attainment of specific strategic milestones;

- maintaining our Insider Trading Compliance Program, which prohibits transactions in the Company's securities while any individual is in possession of material, non-public information relating to the Company's securities and, for designated insiders, including all members of our executive management team and the Board, during regularly scheduled quarterly blackout periods;

- absence of employment agreements or contracts that contain multi-year guarantees of salary increases, or non-performance-based bonuses or equity compensation;

- emphasizing pay equity amongst our employees and with reference to external comparators; and

- having available, to the Compensation Committee and the Board, the discretion to measure and calculate achievement of corporate goals and other corporate performance measures, which prevents the compensation program from being susceptible to manipulation by a single employee.

The Compensation Committee has reviewed our compensation policies and practices as they relate to all employees and has determined that such policies and practices do not present any risks that are reasonably likely to have a material adverse effect on Geron, and instead, encourage behaviors that support sustainable value generation.

Other Corporate Governance Matters

Responsible Business and Corporate Citizenship Strategy

Our Board of Directors and management team believe that environmental stewardship, social responsibility and robust governance are important to our business strategy and drive the long-term growth of the business. Our responsible business and good corporate citizenship efforts are shaped by our values and aim to make a positive impact in the world through our people and our first approved medicine, RYTELO, which we are commercializing in the U.S. and preparing to commercialize in select countries in the European Union beginning in 2026. As we move forward, we plan to continue to focus on our impact beyond product development and commercialization, to support our communities and meet our responsibilities to society as a whole. Our key responsible business and corporate citizenship pillars include Healthier People, Human Capital and Governance.

Oversight. Our Nominating and Corporate Governance Committee oversees matters related to the Company's responsible business and good corporate citizenship efforts and makes recommendations to the Board regarding governance matters. We also have a management committee consisting of employees from various business functions that meets as needed to develop and support our environmental, social and governance ("ESG") initiatives across our business operations and provide updates to the Nominating and Corporate Governance Committee. Our Compensation Committee annually reviews each executive's demonstration of our corporate values in connection with annual compensation decisions. In addition, our Compensation Committee meets approximately quarterly with our Chief People Officer to review our human capital management activities. Our Audit Committee is responsible for reviewing the adequacy and effectiveness of our information and cybersecurity policies and internal controls regarding information security, and meets periodically with the head of our information technology function to understand the information and cybersecurity risks we face. Each of the Committees reports on their activities to the Board, which maintains oversight on these key elements of our corporate governance.

Commitment to Purpose & Healthier People. The foundation of our business is to provide improved treatments for patients with hematologic malignancies. Currently, we are commercializing RYTELO for certain patients with lower-risk MDS. To enable access to RYTELO in the U.S., we have established a patient support program that offers many resources to support access and affordability for eligible RYTELO patients. In addition, we engage government and commercial payors and maintain prescriber resources intended to facilitate patient access to RYTELO. Imetelstat is also in late-stage development for patients with Intermediate-2 or High-Risk myelofibrosis who have relapsed after or are refractory to treatment with a janus associate kinase inhibitor, or JAK inhibitor, or relapsed/refractory MF. Our commitment to health does not stop with RYTELO. In 2024 we participated in MDS Foundation, Inc.'s #MoveforMDS walks in five cities across the country — New York, Los Angeles, Chicago, Nashville and Boston. We are committed to positively impacting our communities and society, and we demonstrate our commitment through our compassion for patients, service to the community and through our corporate values of Pioneering Pathways, Better Together, Always Authentic and Purpose Driven.

Social Responsibility.

Corporate Values

Fostering and maintaining a strong, healthy culture is a key strategic focus.

Our corporate values are the foundational principles of our organization. These values reflect who we are and dictate the ways in which we interact, work and communicate, how we resolve conflicts and ultimately, how we strive to make Geron successful.


OUR CORE VALUES
AT GERON WE ARE:
PIONEERING PATHWAYS
Pioneering innovative blood cancer therapies requires forging new pathways in science and in how we work. We believe positive disruption and transformation comes through continuous learning and seeking opportunities for growth.
BETTER TOGETHER
Our differences make us stronger. Constructive discourse and collaboration among people with diverse backgrounds, experiences, and strengths bring us new perspectives and insights that elevate our work.
ALWAYS AUTHENTIC
Our ‘work hard/care hard’ culture is rooted in authenticity and respect. We act with good intent and are real with each other. We are passionate about our mission, honest with our feedback, respectful of people and welcoming to their authentic selves.
PURPOSE-DRIVEN
At Geron, every individual in every role can meaningfully contribute to our effort to change patients’ lives. We believe in the power of telomerase inhibition and are focused on bringing novel medicines to patients as quickly as possible, always acting ethically and with integrity.
®

We encourage our employees to live out our core values and to discuss our core values with potential candidates looking to join our team. We believe that this is an important step in helping our culture stay strong and unique.

Human Capital Management

Our team of talented professionals is the foundation of our company and fuels our historical and prospective achievements for patients. We consider the intellectual capital of our employees to be an essential driver of our business and key to our future opportunities. As of December 31, 2024, we had 229 full-time employees, of which 142 were women and 87 were men. Twenty-two of our employees hold Ph.D. degrees and 90 hold other advanced degrees. Of this total workforce as of December 31, 2024, 96 employees were engaged in, or directly supported, our commercial, marketing, market access, and business insight and analytics activities; 82 were engaged in, or directly supported, our medical affairs, quality, regulatory, pharmacovigilance, biometrics, clinical science, and research and development activities; and 51 were engaged in, or directly supported, general and administrative activities, such as business development, legal, finance, human resources, information technology and administration. As of December 31, 2024, approximately 50% of our employees in managerial roles were women, and approximately 53% of our executive management, vice president and above, were women.

To succeed in our mission, we must attract, recruit, retain, develop and motivate qualified clinical, nonclinical, scientific, manufacturing, regulatory, management and other personnel needed to support our business and operations. As a biotechnology

company with locations in the San Francisco Bay Area and northern New Jersey, and a significant employee presence in the Boston area, we operate in a highly competitive industry and geographies for employee talent. In 2024, we significantly expanded our employee base, growing our workforce by 103 employees, 74 of whom are part of our commercial team, who play a critical role in commercializing RYTELO.

We maintain a comprehensive dashboard of measurements, including recruitment productivity, employee engagement scores, total rewards benchmarking, participation rates and satisfaction scores for internal training, turnover rates and exit interview results, to guide our human capital management efforts.

To that end, we continue to invest resources and energy into being an employer of choice – attracting and engaging individuals who are innovative, curious, driven, diligent, collaborative and of the highest integrity and ethics. Some of our key efforts in this area and management of human capital generally are described here.

Compensation and Benefits

Our compensation philosophy is to provide pay and benefits that are competitive in the biotechnology and pharmaceutical industry where we compete for talent. We monitor our compensation programs closely and review them annually to provide what we consider to be a competitive mix of compensation and health, welfare and retirement benefits for all our employees. Our compensation package for all employees includes market-competitive base salaries, eligibility for annual performance bonuses and equity grants. All regular-status, full-time employees are eligible to participate in our comprehensive benefit program, which includes medical, dental, vision, life insurance, flexible spending accounts, short and long-term disability insurance, a 401(k) retirement savings plan with a matching employer contribution, and an employee stock purchase plan. We also provide regular-status, full-time employees with a generous time off program that includes vacation, sick, holiday, and paid leave for certain life events. All of our employees are eligible to receive one paid volunteer day each year.

Every year, we undertake a detailed review of our compensation by position and level and make adjustments necessary to ensure that we continue to provide competitive compensation. We publish pay ranges in all job postings for jobs as required by various states' pay disclosure requirements.

Communication and Engagement

We believe that part of what sets us apart from other companies is our culture and, in particular, our focus on providing timely and transparent communications and creating a strong sense of belonging and inclusiveness. We engage in periodic in-office meetings and interactions, as well as in-office training and development opportunities, to encourage cross-functional team-building and collaboration. We hold special events with our employees focused on building rapport and strengthening employee relationships, and we conduct organizational and team-specific holiday events to promote connectivity among our employees. We share information with employees through quarterly all-hands meetings, monthly newsletters to employees, social media posts on our intranet and outward facing social media sites, such as LinkedIn, and regular employee chats with our Chief Executive Officer and other members of senior management. We survey our employees each year to measure their level of engagement, and our employee engagement scores have remained relatively steady over the past three years. These surveys provide rich feedback each year that helps us to continue to grow our culture and make Geron a great place to work.

Health, Wellness and Safety

In addition, we offer benefits that promote our employees' whole health and wellness, including reimbursement for certain wellness costs, external support from our employee assistance programs and mental wellness services, which covers therapy and/or coaching for our employees and their dependents, including high school and college-aged children.

Corporate Culture

Our vision is to create a workplace where we celebrate unique perspectives and all of our employees can thrive professionally and personally and feel like they can belong. During 2024, we furthered the development of our hybrid workforce program by providing a variety of virtual and in-person collaboration opportunities, such as leadership training and coaching resources. Since 2021, we have utilized a peer-centric employee recognition program to empower employees to champion our workplace culture and values, and promote direct praise to peers. In addition, we have implemented a reward program that enables managers to recognize employees who have demonstrated exceptional performance.

In addition, we pride ourselves on an open culture that respects co-workers, values employees' health and well-being and fosters professional development. We support employee growth and development in a variety of ways, including with group training, individual mentoring and coaching, conference attendance and tuition reimbursement. Our management conducts annual employee engagement surveys and reports to our Board on human capital management topics, including corporate culture, employee development and retention, and compensation and benefits. Similarly, our Board regularly provides input on important decisions relating to these matters, including with respect to employee compensation and benefits, talent retention and development.

Corporate Governance

We are committed to excellence in corporate governance, risk management and business practices, and we frequently review our practices. We believe that good corporate governance promotes the long-term interests of our stockholders and strengthens our Board and management accountability. Highlights of our corporate governance practices include the following:

- Stockholder Rights and Accountability

  o Although directors are elected by a plurality of votes cast, we maintain a director resignation policy that requires any director nominee who receives more withhold votes than for votes in an election to submit an offer of resignation for consideration by the Nominating and Corporate Governance Committee and thereafter, the Board determines whether or not to accept the director's resignation.

- Board Independence

  o All of our current directors and nominees for director are independent as that term is defined by Nasdaq Rule 5602(a)(2), other than Ms. Bir, who was appointed as our Interim President and Chief Executive Officer on March 10, 2025.

  o Our Audit Committee meets regularly, including meeting with the independent registered public accounting firm serving as our independent auditors, outside the presence of our executive management team.

  o 100% of our Board committee members are independent.

  o Our Board and committees may engage outside advisors independently of management.

- Board Practices

  o Members of the Board and each Board committee annually perform anonymous self-evaluations which are reviewed by the Nominating and Corporate Governance Committee.

  o Our full Board and individual Board committees provide risk oversight.

  o Our Board annually approves annual corporate budget spend, as well as reviews and approves individual purchases over a specified dollar threshold.

- Insider Trading Compliance

    ○ Our insider trading policy prohibits short sales, transactions in put or call options, hedging transactions, pledging our common stock as collateral for a loan or other inherently speculative transactions in our stock or engaging in margin activities.

    ○ Our insider trading policy prohibits "shadow trading" in the securities of any publicly traded company with respect to which an individual covered by our insider trading policy may, in the course of his or her relationship with Geron, learn of any confidential information that is material to such publicly traded company.

    ○ Our insider trading policy requires preclearance in writing of all transactions in Geron's securities, even during an open trading window, with limited exceptions and, for designated insiders, including all members of our executive management team and the Board, prohibits trading during regularly scheduled quarterly blackout periods.

    ○ Our insider trading policy includes Rule 10b5-1 Trading Plan Guidelines that comply with SEC rules and require all directors and executive officers to adopt a 10b5-1 trading plan to govern all trades in Geron securities, with limited exceptions.

- Robust Compensation-Setting Process

    ○ Our Compensation Committee utilizes an independent compensation consultant that reports directly to the Compensation Committee.

    ○ Employment agreements for each member of our executive management team, including our Named Executive Officers, contain clawback provisions, and we have adopted a Clawback Policy in compliance with Nasdaq rules that applies to our executive officers.

Environmental Impact. We endeavor to conduct our business in an environmentally sound manner. Although we do not own or operate any manufacturing facilities, our San Francisco Bay Area headquarters are located in a multi-tenant building that is energy efficient, and our office suites are environmentally friendly in their use of electricity, water and power. Travel to our San Francisco Bay Area and northern New Jersey offices is voluntary, and we have provided equipment and access tools to ensure our employees can be productive, as well as a monthly stipend to cover expenses related to working from home. Our increased use of technology has enabled our employees to lessen the need to print and distribute paper documents, reducing the environmental impact of our business, and resulting in far fewer employees driving to the office, thus taking cars off the road and reducing greenhouse gases.

Code of Conduct

We believe our Code of Conduct reflects current industry and public company best practices, and it sets forth guiding principles and policies related to (i) compliance with health care laws and regulations, (ii) product quality, pharmacovigilance and regulatory compliance, and (iii) privacy and information security policies. Our Code of Conduct is available in its entirety on the Corporate Governance page in the Investors & Media section of our website at *http://ir.geron.com* and to any stockholder otherwise requesting a copy. All our directors, employees and members of our executive management team, including our Chief Executive Officer and Chief Financial Officer, are required to adhere to the Code of Conduct in discharging their work-related responsibilities. Employees are required to report any conduct they believe in good faith to be an actual or apparent violation of the Code of Conduct. Amendments to the Code of Conduct, and any waivers from the Code of Conduct granted to our directors or members of our executive management team, will be made available through our website as they are adopted. Accordingly, we intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Code of Conduct by posting such information on our website.

Insider Trading Policy

We have adopted an Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purpose. It is our policy to comply with applicable laws and regulations relating to insider trading when engaging in transactions in our securities. A copy of our insider trading policy is filed as an exhibit to our Annual Report on Form 10-K for our fiscal year ended December 31, 2024 and is available on the Corporate Governance page in the Investors & Media section of our website at http://ir.geron.com. In addition, it is our intent to comply with applicable laws and regulations relating to insider trading.

Whistleblower Policy

In keeping with the Sarbanes-Oxley Act of 2002, the Audit Committee has established procedures for the receipt and handling of complaints received by us regarding accounting, internal accounting controls, auditing matters, questionable financial practices or violations of our Code of Conduct ("complaints"). Contact information for an external hotline that is maintained by an independent third party has been distributed to all employees and consultants to allow for the confidential, anonymous submission of complaints by our employees and consultants. Any complaints received by this hotline are reviewed by the Audit Committee, our Chief Compliance Officer, and our Chief Legal Officer.

Prohibitions on Derivative, Hedging, Monetization and Other Transactions

We maintain an insider trading compliance program that applies to all directors and employees, including members of our executive management team, and certain consultants and contractors, which prohibits certain transactions in our Common Stock, including short sales, puts, calls or other transactions involving derivative securities on an exchange or in any other organized market, hedging or monetization transactions, purchases of our Common Stock on margin or borrowing against an account in which our Common Stock is held, or pledging our Common Stock as collateral for a loan. Our Audit Committee oversees compliance with our insider trading compliance program, including approval of any material updates to the insider trading compliance program. Our Chief Legal Officer serves as our insider trading compliance officer and reports, at least once annually, to the Audit Committee on his monitoring of the insider trading compliance program. In addition, the Audit Committee meets with the insider trading compliance officer outside of the presence of any other member of the executive management team.

Communications with the Board

Stockholders wishing to communicate with the Board, or with a specific Board member, may do so by writing to the Board, or to the individual Board member, and delivering the communication in person or mailing it to: Board of Directors, c/o Corporate Secretary, Geron Corporation, 919 E. Hillsdale Blvd., Suite 250, Foster City, California 94404. Any such communication is promptly distributed to the director or directors named therein unless such communication is considered, either presumptively or in the reasonable judgment of the Company's Corporate Secretary, to be improper for submission to the intended recipient or recipients. Examples of communications that would presumptively be deemed improper for submission include, without limitation, solicitations, communications that raise grievances that are personal to the sender, communications that relate to the pricing of the Company's products, communications that do not relate directly or indirectly to the Company and communications that are frivolous in nature. From time to time, the Board may change the process by which stockholders may communicate with the Board or its members. Please refer to our website for any changes to this process.

Compensation of Directors

The Compensation Committee determines non-employee director compensation, which the full Board reviews and approves upon recommendation from the Compensation Committee. When considering non-employee director compensation decisions, the Compensation Committee believes it is important to be informed as to current compensation practices of comparable publicly-held companies in the life sciences industry, especially to understand the demand and competitiveness for attracting and retaining an individual with each of the non-employee director's specific expertise and experience. Our compensation arrangements for non-employee directors are set forth in our Non-Employee Director Compensation Policy (the "Director Compensation Policy"). The Director Compensation Policy outlines cash and equity compensation automatically payable to non-employee directors of the Board unless such non-employee director declines receipt of such cash or equity compensation by written notice to us.

Historically, the Compensation Committee has reviewed our non-employee director compensation relative to industry practices every other year. For 2024, our Compensation Committee engaged Aon's Human Capital Solutions practice, a division of Aon plc ("Aon"), an independent compensation consultant, to provide an analysis of our non-employee director compensation, including an analysis of compensation paid to non-employee directors by companies in our peer group, and an assessment of both the cash and equity compensation and an evaluation of the type of equity being awarded, to ensure alignment with market best practices. Upon recommendation of Aon, in February 2024, the Compensation Committee recommended, and the Board approved, effective as of January 1, 2024, the non-employee director compensation described below.

For further discussion of the defined peer group recommended by Aon, see "Compensation Discussion and Analysis – Use of Market Data and Peer Group Analysis."

Cash Compensation

The following table describes the annual cash compensation applicable to each role performed by non-employee directors as outlined in the Director Compensation Policy in effect for the year ended December 31, 2024 ("2024 fiscal year"):

Non-Employee Director Role	Base Retainer	Additional Retainer
Board member	$50,000	N/A
Chair of the Board	N/A	$40,000[1]
Lead Independent Director	N/A	$30,000
Audit Committee Chair[2]	N/A	$25,000
Compensation Committee Chair[2]	N/A	$15,000
Nominating and Corporate Governance Committee Chair[2]	N/A	$10,000
Strategic Committee Chair[2]	N/A	$15,000
Audit Committee member	N/A	$12,500
Compensation Committee member	N/A	$ 7,500
Nominating and Corporate Governance Committee member	N/A	$ 5,000
Strategic Committee member	N/A	$ 7,500

(1)   In his former role as Chair of the Board, Dr. Scarlett did not receive any compensation.

(2)   Committee Chair does not also receive additional Committee member compensation.

Under the Director Compensation Policy, annual non-employee director cash compensation is paid quarterly in arrears in cash, or, at each director's election, in fully vested shares of our Common Stock. In 2024, such Common Stock was issued under the Directors' Market Value Stock Purchase Plan (the "Directors Market Value Plan"), which the Board adopted in October 2018, based on the "market value" on the purchase date (which generally means the consolidated closing bid price per share of our Common Stock as reported by Nasdaq on the purchase date).

Additionally, under the Director Compensation Policy, non-employee directors are eligible to receive equity grants, as more fully described below under the sub-section entitled "Equity Compensation." Non-employee directors also receive reimbursement for out-of-pocket expenses incurred in connection with attendance at meetings of the Board.

Director Compensation Table

The following table provides compensation information for the 2024 fiscal year for each non-employee director of the Board who served in such capacity during the 2024 fiscal year. Dr. Scarlett did not receive any compensation for his Board service. In connection with her appointment as our Interim President and Chief Executive Officer in March 2025, Ms. Bir no longer receives separate compensation for her service as a director.

Non-Employee Director	Fees Earned or Paid in Cash ($)[1]	Option Awards ($)[2]	Total ($)
Aggarwal, Gaurav	70,687	519,156	589,843
Bir, Dawn[3]	64,158	519,156	583,314
Lawlis, V. Bryan	67,500	519,156	586,656
McDonald, John	69,093	519,156	588,249
Molineaux, Susan	63,315	519,156	582,471
O'Farrell, Elizabeth	111,593	519,156	630,749
Spiegel, Robert	64,165[4]	519,156	583,321

(1) Consists of the annual retainer fee for service as a member of the Board of Directors or any Board committee. For further information concerning such fees, see the sub-section above entitled "Cash Compensation."

(2) Amounts do not reflect dollar amounts actually received by our non-employee directors and instead, in accordance with SEC rules, represent the aggregate grant date fair value of stock option awards granted to our non-employee directors during the 2024 fiscal year, as calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). Refer to Note 10 of the consolidated financial statements in our Annual Report on Form 10-K for the 2024 fiscal year regarding assumptions underlying the valuation of stock option awards and the calculation method. For information regarding the aggregate number of stock option awards held by the non-employee directors of the Board as of December 31, 2024, see the sub-section entitled "Outstanding Equity Awards at Fiscal Year-End" below.

(3) In connection with her appointment as our Interim President and Chief Executive Officer in March 2025, Ms. Bir no longer receives separate compensation for her service as a director.

(4) Includes fees paid in stock in lieu of cash through the issuance of an aggregate 8,351 shares of Common Stock under the Directors Market Value Plan.

Equity Compensation

Terms of Awards

Pursuant to the Director Compensation Policy, each individual who first becomes a non-employee director receives an initial stock option grant and thereafter each non-employee director is eligible to receive stock option grants on an annual basis, and such stock options are currently granted pursuant to our 2018 Equity Incentive Plan. Subject to approval by stockholders of the amendments to the 2018 Equity Incentive Plan set forth in Proposal 2 at the 2025 Annual Meeting, commencing in 2025, the aggregate value of all compensation granted or paid to any non-employee director in any calendar year, including equity grants and cash fees, will not exceed (1) $750,000 in total value or (2) in the event such non-employee director is first appointed or elected to the Board during such calendar year, $1,000,000 in total value.

The following describes the equity compensation arrangements as outlined in the Director Compensation Policy in effect for the 2024 fiscal year:

- *Initial Grant.* Each individual who first becomes a non-employee director, whether by election by Geron's stockholders or by appointment by the Board to fill a vacancy, automatically will be granted an option to purchase shares of Common Stock on the date such individual first becomes a non-employee director (the "Initial Grant"), which such Initial Grant covers 270,000 shares of Common Stock. The Initial Grant vests annually over three years upon each anniversary of the date of appointment to the Board, subject to the non-employee director's continuous service through each applicable vesting date.

- *Annual Grant.* On the date of each annual meeting of our stockholders, each non-employee director (other than any director receiving an Initial Grant on the date of such annual meeting) who is then serving as a non-employee director and who will continue as a non-employee director following the date of such annual meeting automatically will be granted an option to purchase shares of our Common Stock (the "Annual Grant"), which Annual Grant covers 180,000 shares of Common Stock. The Annual Grant vests in full on the earlier of (i) the date of the next annual meeting of our stockholders or (ii) the first anniversary of the date of grant, subject to the non-employee director's continuous service through such applicable vesting date.

- *Exercise Price and Term of Options.* The exercise price of all stock options granted under our 2018 Equity Incentive Plan is equal to the fair market value of a share of our Common Stock as determined under our 2018 Equity Incentive Plan. Stock options granted under our 2018 Equity Incentive Plan have a term of ten years from the date of grant, unless terminated earlier.

- *Exercise Period Post-Termination.* The stock options granted to non-employee directors pursuant to our 2018 Equity Incentive Plan remain exercisable until the earlier of the original expiration date of the stock option or 36 months following the optionee's termination of service as our non-employee director.

Effect of Certain Corporate and Termination Events

As set forth in each stock option agreement under our 2018 Equity Incentive Plan, the vesting for each Initial Grant and Annual Grant will accelerate in full in the event of a Change in Control of Geron (as defined in our 2018 Equity Incentive Plan and described below under the sub-section entitled "Potential Payments Upon Termination or Change in Control"). In addition, in the event a non-employee director experiences a termination of service as a result of such director's total and permanent disability (as defined in Section 22(e)(3) of the Internal Revenue Code of 1986, as amended (the "Code")) or death, the portion of each outstanding stock option held by such director that would have vested during the 36 months after the date of such director's termination of service, will automatically vest.

Stock Option Grants to Non-Employee Directors in 2024

The table below sets forth the following information with respect to each non-employee director of the Board who served in such capacity during the 2024 fiscal year: (i) stock options granted under our 2018 Equity Incentive Plan; and (ii) the grant date fair value of stock options granted. Dr. Scarlett did not receive any equity compensation for his Board service.

Non-Employee Director	Grant Date	Option Awards Granted During 2024 (#)	Grant Date Fair Value of Option Awards Granted During 2024 ($)[1]
Aggarwal, Gaurav	5/9/24	180,000[2]	519,156
Bir, Dawn[3]	5/9/24	180,000[2]	519,156
Lawlis, V. Bryan	5/9/24	180,000[2]	519,156
McDonald, John	5/9/24	180,000[2]	519,156
Molineaux, Susan	5/9/24	180,000[2]	519,156
O'Farrell, Elizabeth	5/9/24	180,000[2]	519,156
Spiegel, Robert	5/9/24	180,000[2]	519,156

(1) Amounts do not reflect dollar amounts actually received by our non-employee directors and instead, in accordance with SEC rules, represent the grant date fair value of each stock option granted in the 2024 fiscal year calculated in accordance with FASB ASC Topic 718. Refer to Note 10 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024 regarding assumptions underlying the valuation of stock option awards and the calculation method.

(2) Stock options vest on the earlier of: (i) the date of the next annual meeting or (ii) the first anniversary of the date of grant of such stock option, subject to the non-employee director's continuous service to the Company through such applicable vesting date.

(3) In connection with her appointment as our Interim President and Chief Executive Officer in March 2025, Ms. Bir no longer receives separate compensation for her service as a director.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth stock options outstanding for each non-employee director who served in such capacity during the 2024 fiscal year.

Non-Employee Director	Option Awards Outstanding as of December 31, 2024
Aggarwal, Gaurav	380,000
Bir, Dawn[1]	786,000
Lawlis, V. Bryan	871,000
McDonald, John	505,000
Molineaux, Susan	871,000
O'Farrell, Elizabeth	786,000
Spiegel, Robert	871,000

(1) In connection with her appointment as our Interim President and Chief Executive Officer in March 2025, Ms. Bir no longer receives separate compensation for her service as a director.

Proposal Two
Approval of an Amendment to
our 2018 Equity Incentive Plan

We are asking our stockholders to approve an amendment and restatement to our 2018 Equity Incentive Plan (the "2018 Plan") at the Annual Meeting to, among other items: increase the number of shares issuable under the 2018 Plan by 20,000,000 shares of our Common Stock, which also includes a corresponding increase in the number of shares of our Common Stock available for issuance under the 2018 Plan pursuant to the exercise of incentive stock options (such increases, together, the "Share Increase.") We refer to the amendment and restatement of our 2018 Plan in this Proposal Two as the "Amended 2018 Plan," attached hereto as Appendix A.

A description of the material terms of the Amended 2018 Plan are summarized below. The key differences between the terms of the 2018 Plan and Amended 2018 Plan are as follows:

- *Increase Share Reserve*. Subject to adjustment for certain changes in our capitalization, the aggregate number of shares of our Common Stock that may be issued under the Amended 2018 Plan will not exceed 105,455,419 shares, which is an increase of 20,000,000 shares over the current aggregate number of shares of that may be issued under the 2018 Plan.

- *Increase ISO Limit*. Subject to adjustment for certain changes in our capitalization, the maximum number of shares of our Common Stock that may be issued upon exercise of incentive stock options ("ISOs") under the Amended 2018 Plan will be 210,910,838, which is an increase of 39,910,838 shares over the current maximum under the 2018 Plan.

- *Add Non-Employee Director Compensation Limit*. Under our Amended 2018 Plan, the aggregate value of all compensation granted to an individual for service as a non-employee director in any calendar year, including the value of equity awards granted and cash fees, will not exceed (1) $750,000 in total value or (2) $1,000,000 for directors who are first-time appointees in such calendar year (the "Non-Employee Director Compensation Limit").

- *Revise Delegation Authority*. Under the Amended 2018 Plan, the Board or a committee of the Board may delegate to one or more persons or bodies the authority to (i) designate recipients (other than to executive officers) of awards, provided that no person or body with delegated authority may grant an award to themself; (ii) determine the number of shares of Common Stock subject to an award; and (iii) determine the terms of awards.

In March 2025, the Board approved the Amended 2018 Plan and, subject to approval of the Amended 2018 Plan from stockholders at this Annual Meeting, the Amended 2018 Plan will ensure that we can continue to grant stock options in order to provide long-term incentives to current and future employees, non-employee directors and consultants. Our continued ability to offer equity awards under the 2018 Plan is critical to our ability to attract, motivate and retain qualified employees, non-employee directors and consultants, particularly as we continue to commercialize RYTELO and in light of the highly competitive market for talent in which we operate.

Shares Available for Future Awards

The Board believes that additional shares are necessary to meet our anticipated equity compensation needs. The proposed increase is expected to last approximately one year, although the actual duration may vary based on changes in factors such as stock price fluctuation, estimated headcount, and projected stock option and RSU cancellations in 2025. This estimate is based on a forecast that takes into account our anticipated rate of growth in hiring, required stock option grants under the Director Compensation Policy, and our historical forfeiture rates.

The 2018 Plan was initially adopted by the Board in March 2018 and approved by our stockholders in May 2018.

Upon adoption, the 2018 Plan had an initial new share reserve of 10,000,000 shares of Common Stock. The aggregate number of shares of our Common Stock that may be issued under the 2018 Plan also included, as of the effective date of the 2018 Plan: (i) 2,895,419 unallocated shares that were remaining available for the grant of awards under our 2011 Equity Incentive Plan (the "2011 Plan") as of the effective date of the 2018 Plan in May 2018; and (ii) certain shares subject to outstanding awards granted under the 2011 Plan and our 1992 Stock Option Plan, our 1996 Directors' Stock Option Plan and our Amended and Restated 2002 Equity Incentive Plan (together, the "Prior Plans") that may become available for grant under the 2018 Plan as such shares become available from time to time (as further described below under "Summary of the Amended 2018 Plan – Authorized Shares").

In June 2020, May 2021, May 2022 and May 2023, our stockholders approved amendments to the 2018 Plan to increase the share reserve by 5,700,000 shares, 12,500,000 shares, 11,000,000 and 43,360,000 shares, respectively. As of March 1, 2025, only 18,780,994 shares remained available for grant under the 2018 Plan (plus the Prior Plans' Returning Shares (as defined and further described below under "Summary of the Amended 2018 Plan – Authorized Shares")) as such shares become available from time to time).

Why We are Asking our Stockholders to Approve the Amended 2018 Plan

Equity Awards Are a Key Component of Our Compensation Philosophy

Our Board believes that the issuance of equity awards is a key element underlying our ability to attract, retain and motivate key personnel, non-employee directors and consultants because of the strong competition for highly trained and experienced individuals among biotechnology companies. In addition, because of the highly regulated and complex industry that we operate in, our success depends on our ability to attract and retain individuals with deep experience in our industry. Without such key personnel, non-employee directors and consultants, we might not achieve our development and commercialization plans. Therefore, the Board believes that the Amended 2018 Plan providing for the Share Increase and the Non-Employee Director Compensation Limit is in the best interests of the Company and its stockholders and recommends a vote in favor of this Proposal 2.

Approval of the Amended 2018 Plan by our stockholders will allow us to continue to attract and retain highly trained and experienced individuals who are critical to our success, through the grant of equity awards at levels determined appropriate by our Board or Compensation Committee. The Amended 2018 Plan will also allow us to utilize equity awards as long-term incentives to secure and retain the services of current and future employees, non-employee directors and consultants, consistent with our compensation philosophy and common compensation practice for companies in the biotechnology industry. To date, we have relied significantly on equity awards in the form of stock option grants to attract and retain key employees, non-employee directors and consultants, all of whom are critical to our success. We believe the use of stock option grants strongly aligns the interests of our employees with those of our stockholders by placing a considerable proportion of our employees' total compensation "at risk" because their compensation, in the form of stock options, is contingent on the appreciation in value of our Common Stock. In addition, we believe stock option grants encourage employee ownership in the Company and promote retention through the reward of long-term value accretion.

Why You Should Vote to Approve the Amended 2018 Plan

The 2018 Plan Requires Additional Shares to Meet our Forecasted Equity Needs

We operate in a highly competitive industry and geographies for employee talent and do not expect required rates of compensation to decline. One alternative to using equity awards would be to significantly increase cash compensation. We do not believe this would be in our best interests or the best interests of our stockholders, because it would significantly impact our financial resources to continue to commercialize and develop RYTELO (imetelstat). As a biopharmaceutical company with locations in the San Francisco Bay Area and northern New Jersey and a significant employee presence in the Boston area, we believe that a combination of equity and cash compensation is more appropriate and preferable and meets the expected regional recruiting standards needed to enable us to attract, retain and motivate employees. Any significant increase in cash compensation in lieu of equity awards would reduce the cash otherwise available for us to meet our current operating plans, including the commercialization of RYTELO and continued development of imetelstat for additional indications. Furthermore, we do not believe a cash-oriented compensation program would provide the same value to us or our stockholders with respect to long-term employee retention or serve to align employees' interests with those of our stockholders, in comparison to a program that includes equity awards.

As described above, the 2018 Plan had 18,780,994 shares remaining available for grant as of March 1, 2025 (plus the Prior Plans' Returning Shares (as defined and further described below under "Summary of the Amended 2018 Plan – Authorized Shares") as such shares become available from time to time). Subject to adjustment for certain changes in our capitalization, if this Proposal 2 is approved by our stockholders, then under the 2018 Plan, we will have 20,000,000 new shares available for grant after our Annual Meeting for a total of approximately 38,780,994 shares available for grant after our Annual Meeting (based on shares available under the 2018 Plan as of March 1, 2025) (plus the Prior Plans' Returning Shares (as defined and further described below under "Summary of the Amended 2018 Plan – Authorized Shares") as such shares become available from time to time).

In addition, our 2018 Inducement Award Plan (the "Inducement Plan") allows us to grant non-statutory stock options to new employees as a material inducement to their joining the Company. Such grants to new employees assist us in meeting a portion of our equity compensation needs, but only with respect to a limited group. To meet our growing hiring needs, the Compensation Committee approved increases to the Inducement Plan share reserve of 5,000,000 shares, 1,300,000 shares, 800,000 shares, 5,000,000 shares, 1,000,000 shares, 5,000,000 shares, 13,900,000 shares and 5,300,000 shares in January 2019, February 2020, February 2021, May 2021, February 2022, July 2022, June 2023 and January 2025, respectively. We expect to hire additional employees as we continue to commercialize RYTELO, including highly trained individuals with experience in commercial functions, such as sales, marketing and analytics. As of March 1, 2025, 6,699,559 shares remained available for grant under the Inducement Plan.

We currently intend to reserve the additional shares being requested under this Proposal 2 for issuance under our Amended 2018 Plan to meet our estimated near-term equity compensation needs for our current and future employees, non-employee directors and consultants. This estimate reflects our increased headcount of approximately 220 employees as of March 1, 2025 as a result of growing our workforce by approximately 100 employees in 2024 to support the commercialization of RYTELO in the United States, and preparation for potential commercialization in the European Union.

The Size of Our Share Reserve Increase Request is Reasonable

If this Proposal 2 is approved by our stockholders, then subject to adjustment for certain changes in our capitalization, we will have 20,000,000 new shares available for grant under the Amended 2018 Plan after the Annual Meeting.

We Carefully Manage the Use of Equity Awards, and the Size of our Share Reserve is Reasonable

Our compensation philosophy reflects broad-based eligibility for equity awards, and we grant stock options to all of our employees and non-employee directors. However, we recognize that stock options dilute existing stockholders, and, therefore, we responsibly manage the growth of our equity compensation program. Since January 2025, we have been granting our employees a mix of restricted share units

("RSUs") and stock options in order to reduce the dilutive effect of our equity compensation program, with the number of RSUs granted equal to one-half of the amount of stock options that each employee would have been granted. For our annual equity awards in February 2025, members of our executive management team were granted a ratio of 75% options and 25% RSUs, while all of our other employees were granted a ratio of 50% options and 50% RSUs. We are committed to effectively monitoring the share reserves for our equity plans, including our "burn rate," to ensure that we maximize stockholders' value by granting the appropriate number of stock options and RSUs necessary to attract, reward, and retain employees, non-employee directors and consultants. Despite the fact that many of our stock options have exercise prices greater than the closing price of our Common Stock as reported by the Nasdaq Global Select Market in 2024, we have not repriced any stock options, and the current burn rate and stock options outstanding reflects the recent growth of the number of employees at the Company as we commercialize RYTELO, as well as key changes to our leadership team in 2024, including hiring a new Chief Commercial Officer and our Executive Vice President, Research and Development, each of whom we would not have been able to recruit without market-competitive equity-based incentives. In 2024, 2023, and 2022, we recruited highly qualified and experienced professionals to drive each development function, including commercial, medical affairs, and market access to support the commercialization of RYTELO, as well as functions such as clinical operations, regulatory affairs, clinical science, biometrics and data management, manufacturing, quality, translational research, program management, to support the commercialization and continued development of RYTELO.

The table below show our historical overhang under the current 2018 Plan and our other equity plans.

Equity Awards Outstanding and Overhang

	As of March 1, 2025
2018 Plan Information	
Total number of shares of Common Stock subject to outstanding stock options	52,914,412
Weighted-average exercise price of outstanding stock options	$ 2.18
Weighted-average remaining term of outstanding stock options	7.8 years
Total number of shares of Common Stock subject to outstanding full value awards[1]	4,394,975
Total number of shares of Common Stock available for grant	18,780,994
Plan Information for Other Equity Plans[2]	
Total number of shares of Common Stock subject to outstanding stock options[3]	31,554,818
Weighted-average exercise price of outstanding stock options	$ 2.87
Weighted-average remaining term of outstanding stock options	6.7 years
Total number of shares of Common Stock subject to outstanding full value awards[4]	239,000
Total number of shares of Common Stock available for grant[5]	7,828,829
Total number of shares of Common Stock outstanding	636,904,470
Per-share closing price of Common Stock as reported on the Nasdaq Global Select Market	$ 1.76

(1) Reflects RSUs granted under the 2018 Plan. Each RSU granted on or after May 31, 2023 under the 2018 Plan counts as 1.3 shares of Common Stock for purposes of calculating share utilization under the 2018 Plan.

(2) Our other equity plans consist of our Inducement Plan, the 2014 Employee Stock Purchase Plan and the Directors' Market Value Purchase Plan.

(3) Reflects outstanding stock options under the Inducement Plan and the Directors' Market Value Purchase Plan.

(4) **Reflects RSUs granted under the Inducement Plan. Each RSU granted under the Inducement Plan counts as one share of Common Stock for purposes of calculating share utilization under the Inducement Plan.**

(5) **Reflects 6,699,559 shares available under the Inducement Plan, 258,366 shares available under the 2014 Employee Stock Purchase Plan and 870,904 shares available under the Directors' Market Value Purchase Plan.**

Burn Rate

Our "burn rate" measures how quickly we use shares and is calculated by dividing (a) the number of shares subject to equity-based awards granted in a fiscal year, by (b) the weighted average number of shares of Common Stock outstanding for that year. The following table provides information regarding our burn rate during the 2024 fiscal year.

	For the Year Ended December 31, 2024[(1)]
Total number of shares of Common Stock subject to stock options granted	29,603,740[(2)]
Total number of shares of Common Stock subject to full value awards granted	—
Weighted-average number of shares of Common Stock outstanding	646,033,247
Burn rate	4.58%

(1) **Calculation based on grants of equity awards under the 2018 Plan and the Inducement Plan. Does not include shares issued under the Directors' Market Value Purchase Plan or the 2014 Employee Stock Purchase Plan.**

(2) **Includes 300,000 shares underlying stock options granted with vesting conditioned upon the achievement of certain performance milestones.**

The Amended 2018 Plan Incorporates Good Compensation and Governance Practices

The Amended 2018 Plan includes many provisions designed to protect our stockholders' interests and to reflect corporate governance best practices.

- *Administration by the Board or an independent committee of the Board*. The Amended 2018 Plan is administered by our Board, which may delegate authority to administer the Amended 2018 Plan to an independent Board committee. The Board has delegated authority to administer the Amended 2018 Plan to the Compensation Committee, which consists of three "non-employee directors" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Board retains the authority to concurrently administer the Amended 2018 Plan and may, at any time, revest in the Board some or all of the powers previously delegated to the Compensation Committee or any other committee.
- *Repricing is not allowed without stockholder approval*. The Amended 2018 Plan prohibits the repricing of outstanding stock options and stock appreciation rights, and the cancellation of any outstanding stock options or stock appreciation rights that have an exercise or strike price greater than the then-current fair market value of our Common Stock in exchange for cash or other stock awards under the Amended 2018 Plan, without prior stockholder approval.
- *Stockholder approval is required for additional shares or any material amendment*. The Amended 2018 Plan does not contain an annual "evergreen" provision. The Amended 2018 Plan authorizes a fixed number of shares, so that stockholder approval is required to reserve any additional shares, allowing our stockholders to have direct input on our equity compensation program. Consistent with Nasdaq rules, the Amended 2018 Plan requires stockholder approval of any material revisions to the Amended 2018 Plan. In addition, certain other amendments to the Amended 2018 Plan require stockholder approval.

- *Awards subject to forfeiture/clawback*. Awards granted under the Amended 2018 Plan are subject to recoupment in accordance with any clawback provisions in a participant's employment agreement or other agreement with the Company, or our Clawback Policy, which was adopted by our Compensation Committee in November 2023 in compliance with the requirements of the SEC and the listing standards of the Nasdaq Stock Market. In addition, we may impose other clawback, recovery or recoupment provisions in a stock award agreement, including a reacquisition right in respect of previously acquired shares or other cash or property upon the occurrence of cause.

- *No liberal change in control definition*. The change in control definition in the Amended 2018 Plan is not a "liberal" definition. A change in control transaction must actually occur in order for the change in control provisions in the 2018 Plan to be triggered.

- *No discounted stock options or stock appreciation rights*. All stock options and stock appreciation rights granted under the Amended 2018 Plan must have an exercise or strike price equal to or greater than the fair market value of our Common Stock on the date the stock option or stock appreciation right is granted.

- *No liberal share counting or recycling of appreciation awards*. The following shares are not available again for issuance under the Amended 2018 Plan: (i) shares underlying stock options or stock appreciation rights that are reacquired or withheld (or not issued) by us to satisfy the exercise or purchase price of a stock award; (ii) shares underlying stock options or stock appreciation rights that are reacquired or withheld (or not issued) by us to satisfy a tax withholding obligation in connection with a stock award; and (iii) any shares repurchased by us on the open market with the proceeds of the exercise or purchase price of a stock option or a stock appreciation right.

- *Fungible share counting*. The number of shares of our Common Stock available for issuance under the Amended 2018 Plan are reduced by (i) 1.0 share for each share issued pursuant to stock options or stock appreciation rights granted under the Amended 2018 Plan and (ii) 1.3 shares for each share issued pursuant to a Full Value Award granted under the Amended 2018 Plan. As part of such fungible share counting structure, the number of shares of our Common Stock available for issuance under the Amended 2018 Plan will be increased by (i) 1.0 share for each share that becomes available again for issuance under the terms of the 2018 Plan subject to a stock option or stock appreciation right award and (ii) 1.3 shares for each share that becomes available again for issuance under the terms of the Amended 2018 Plan subject to a Full Value Award.

- *Termination of stock options and stock appreciation rights on a participant's termination for cause*. If a participant's service is terminated for cause, which is defined under the Amended 2018 Plan as (i) the participant's conviction of any crime involving fraud, dishonesty or moral turpitude; (ii) the participant's attempted commission of or participation in a fraud or act of dishonesty against the Company resulting in material harm to the business of the Company; (iii) the participant's intentional, material violation of any contract or agreement with the Company, or any statutory duty the participant owes to the Company; or (iv) the participant's conduct that constitutes gross misconduct, insubordination, incompetence or habitual neglect of duties and that results in material harm to the business of the Company, the participant's stock options and stock appreciation rights terminate immediately, and the participant is prohibited from exercising his or her stock options and stock appreciation rights.

- *Restrictions on dividends*. The Amended 2018 Plan provides that (i) no dividends or dividend equivalents may be paid with respect to any shares of our Common Stock subject to a stock award before the date such shares have vested, (ii) any dividends or dividend equivalents that are credited with respect to any such shares will be subject to all of the terms and conditions applicable to such shares under the terms of the applicable stock award agreement (including any vesting conditions), and (iii) any dividends or dividend equivalents that are credited with respect to any such shares will be forfeited to us on the date such shares are forfeited to or repurchased by us due to a failure to vest.

- *Non-Employee Director Compensation Limit*. Subject to approval by stockholders of the Amended 2018 Plan set forth in this Proposal 2 at the 2025 Annual Meeting, the aggregate value of all compensation granted or paid to any non-employee director in any calendar year, including equity grants and cash fees, will not exceed (1) $750,000 in total value or (2) in the event such non-employee director is first appointed or elected to the Board during such calendar year, $1,000,000 in total value.

Summary of the Amended 2018 Plan

The following is a summary of the principal features of the Amended 2018 Plan, together with the applicable tax implications with respect to the Amended 2018 Plan. The summary is qualified by reference to the full text of the Amended 2018 Plan, which is attached as Appendix A to this Proxy Statement.

General

The Amended 2018 Plan provides for grants to employees of our Company and any parent or subsidiary of our Company (including officers and employee directors) of "incentive stock options" within the meaning of Section 422 of the Code, and for grants of non-qualified stock options and stock purchase rights to employees (including officers and employee directors) and consultants (including non-employee directors) of our Company or any parent or subsidiary of our Company. See "Federal Income Tax Aspects" below for information concerning the tax treatment of incentive stock options, non-qualified stock options and stock purchase rights.

The Amended 2018 Plan is not a qualified retirement plan under Section 401(a) of the Code, and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Purpose

The Amended 2018 Plan is designed to secure and retain the services of our employees, non-employee directors and consultants, provide incentives for our employees, non-employee directors and consultants to exert maximum efforts for the success of our Company and our affiliates, and provide a means by which our employees, non-employee directors and consultants may be given an opportunity to benefit from increases in the value of our Common Stock. The Amended 2018 Plan is also designed to align employees' interests with stockholder interests.

Administration

The Amended 2018 Plan is administered by our Board, which may in turn delegate authority to administer the Amended 2018 Plan to a committee of non-employee directors. The Board has delegated authority to administer the Amended 2018 Plan to the Compensation Committee of the Board. Our Board may, at any time, revest in itself some or all of the power delegated to such a committee. The Board and any committee of non-employee directors to whom the Board may delegate authority to administer the Amended 2018 Plan are each considered to be a Plan Administrator for purposes of this Proposal 2. Subject to the terms of the Amended 2018 Plan, the Plan Administrator may determine the recipients, the types of stock awards to be granted, the number of shares of our Common Stock subject to or the cash value of stock awards, and the terms and conditions of stock awards granted under the Amended 2018 Plan, including the period of their exercisability and vesting. The Plan Administrator also has the authority to provide for accelerated exercisability and vesting of stock awards. Subject to the limitations set forth below, the Plan Administrator also determines the fair market value applicable to a stock award and the exercise or strike price of stock options and stock appreciation rights granted under the Amended 2018 Plan.

The Plan Administrator may also delegate to one or more persons the authority to designate employees who are not executive officers to be recipients of certain stock awards and the number of shares of our Common Stock subject to such stock awards. Under any such delegation, the Plan Administrator will specify the total number of shares of our Common Stock that may be subject to the stock awards granted by such executive officer. The executive officer may not grant a stock award to himself or herself.

Eligibility

Employees, non-employee directors, and consultants are eligible to participate in the Amended 2018 Plan. As of March 31, 2025, all of our approximately 220 employees (including 6 executive officers), 6 non-employee directors (including currently serving and nominee non-employee directors) and approximately 102 consultants are currently eligible to participate in the 2018 Plan and may receive all types of stock awards other than incentive stock options, under the Amended 2018 Plan. Incentive stock options may be granted under the Amended 2018 Plan only to our employees, including our members of our executive management team.

Authorized Shares

Subject to adjustment for certain changes in our capitalization, the aggregate number of shares of our Common Stock that may be issued under the Amended 2018 Plan (the "Share Reserve"), if this Proposal 2 is approved by our stockholders, will not exceed 105,455,419 shares, which is the sum of: (i) 2,895,419 shares (which is the number of unallocated shares that remained available for the grant of new stock awards under the 2011 Plan as of the effective date of the 2018 Plan), (ii) 10,000,000 shares (which is the number of new shares that were reserved as of the effective date of the 2018 Plan), (iii) the 5,700,000 shares approved by our stockholders in June 2020, (iv) the 12,500,000 shares approved by our stockholders in May 2021, (v) the 11,000,000 shares approved by our stockholders in May 2022, (vi) the 43,360,000 approved by our stockholders in May 2023, and (vii) the 20,000,000 newly-requested shares that are the subject of this Proposal 2, and (vii) any Prior Plans' Returning Shares (as defined below), as such shares become available from time to time.

The "Prior Plans' Returning Shares" are shares subject to outstanding stock awards granted under the Prior Plans that, from and after the effective date of the Amended 2018 Plan, (i) expire or terminate for any reason prior to exercise or settlement, (ii) are forfeited, cancelled or otherwise returned to us because of the failure to meet a contingency or condition required for the vesting of such shares, or (iii) other than with respect to outstanding stock options and stock appreciation rights granted under the Prior Plans with an exercise or strike price of at least 100% of the fair market value of the underlying Common Stock on the date of grant ("Prior Plans' Appreciation Awards"), are reacquired or withheld (or not issued) by us to satisfy a tax withholding obligation in connection with a stock award.

The number of shares of our Common Stock available for issuance under the 2018 Plan will be reduced by (i) one share for each share of Common Stock issued pursuant to a stock option or stock appreciation right with an exercise or strike price of at least 100% of the fair market value of the underlying Common Stock on the date of grant, and (ii) 1.3 shares for each share of Common Stock issued pursuant to a Full Value Award (i.e., any stock award that is not a stock option or stock appreciation right with an exercise or strike price of at least 100% of the fair market value of the underlying Common Stock on the date of grant) granted on or after May 31, 2023 and (iii) 2.0 shares for each share of Common Stock issues pursuant to a Full Value Award granted before May 31, 2023.

If (i) any shares of Common Stock subject to a stock award are not issued because the stock award expires or otherwise terminates without all of the shares covered by the stock award having been issued or is settled in cash, (ii) any shares of Common Stock issued pursuant to a stock award are forfeited back to or repurchased by us because of the failure to meet a contingency or condition required for the vesting of such shares, or (iii) with respect to a Full Value Award, any shares of Common Stock are reacquired or withheld (or not issued) by us to satisfy a tax withholding obligation in connection with the award, then such shares will again become available for issuance under the 2018 Plan (collectively, the ''2018 Plan Returning Shares''). For each 2018 Plan Returning Share subject to a Full Value Award, or Prior Plans' Returning Share subject to a stock award other than a Prior Plans' Appreciation Award, the number of shares of Common Stock available for issuance under the 2018 Plan will increase by 1.3 shares (or 2.0 shares if the Full Value Award was granted prior to May 31, 2023).

Any shares of Common Stock reacquired or withheld (or not issued) by us to satisfy the exercise or purchase price of a stock award will no longer be available for issuance under the Amended 2018 Plan, including any shares subject to a stock award that are not delivered to a participant because the stock award is exercised through a reduction of shares subject to the stock award. In addition, any shares reacquired or withheld (or not issued) by us to satisfy a tax withholding obligation in connection with a stock option or stock appreciation right granted under the Amended 2018 Plan or a Prior Plans' Appreciation Award, or any shares repurchased by us on the open market with the proceeds of the exercise or strike price of a stock option or stock appreciation right granted under the Amended 2018 Plan or a Prior Plans' Appreciation Award will no longer be available for issuance under the Amended 2018 Plan.

Subject to adjustment, as described below, no more than 210,910,838 shares of our Common Stock may be delivered in satisfaction of incentive stock options awarded under the 2018 Plan.

The Common Stock issuable under the Amended 2018 Plan may be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by our Company on the open market or otherwise. The closing price of our Common Stock, as reported on the Nasdaq Global Select Market on March 24, 2025, was $1.75 per share.

Non-Employee Director Compensation Limit

The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including stock awards granted and cash fees paid by us to such non-employee director, will not exceed $750,000 in total value, or, in the event such non-employee director is first appointed or elected to the board during such calendar year, $1,000,000 in total value (in each case, calculating the value of any such stock awards based on the grant date fair value of such stock awards for financial reporting purposes). These limitations will apply commencing with the annual period that begins on this Annual Meeting, if the Amended 2018 Plan is approved by stockholders under this Proposal 2.

Repricing, Cancellation and Re-Grant of Stock Options or Stock Appreciation Rights

Under the Amended 2018 Plan, the Plan Administrator does not have the authority to reprice any outstanding stock option or stock appreciation right by reducing the exercise or strike price of the stock option or stock appreciation right or to cancel any outstanding stock option or stock appreciation right that has an exercise or strike price greater than the then-current fair market value of our Common Stock in exchange for cash or other stock awards, without obtaining the approval of our stockholders. Such approval must be obtained within 12 months prior to such an event.

Stock Options

Stock options may be granted under the Amended 2018 Plan pursuant to stock option agreements. The Amended 2018 Plan permits the grant of stock options that are intended to qualify as incentive stock options (''ISOs'') and non-statutory stock options (''NSOs'').

The exercise price of a stock option granted under the Amended 2018 Plan may not be less than 100% of the fair market value of the Common Stock subject to the stock option on the date of grant and, in some cases (see ''Limitations on Incentive Stock Options'' below), may not be less than 110% of such fair market value.

The term of stock options granted under the Amended 2018 Plan may not exceed ten years and, in some cases (see "Limitations on Incentive Stock Options" below), may not exceed five years. Except as otherwise provided in a participant's stock option agreement or other written agreement with us, if a participant's service relationship with us (referred to in this Proposal 2 as "continuous service") terminates (other than for cause or the participant's death or disability), the participant may exercise any vested stock options for up to three months following the participant's termination of continuous service. Except as otherwise provided in a participant's stock option agreement or other written agreement with us, if a participant's continuous service terminates due to the participant's disability or death (or the participant dies within a specified period, if any, following termination of continuous service), the participant, or his or her beneficiary, as applicable, may exercise any vested stock options for up to 24 months following the participant's termination due to the participant's disability or following the participant's death. Except as explicitly provided otherwise in a participant's stock option agreement or other written agreement with us, if a participant's continuous service is terminated for cause (as defined in the Amended 2018 Plan), all stock options held by the participant will terminate upon the participant's termination of continuous service and the participant will be prohibited from exercising any stock option from and after such termination date. Except as otherwise provided in a participant's stock option agreement or other written agreement with us, the term of a stock option may be extended if the exercise of the stock option following the participant's termination of continuous service (other than for cause or the participant's death or disability) would be prohibited by applicable securities laws or if the sale of any Common Stock received upon exercise of the stock option following the participant's termination of continuous service (other than for cause) would violate our insider trading policy. In no event, however, may a stock option be exercised after its original expiration date.

Acceptable forms of consideration for the purchase of our Common Stock pursuant to the exercise of a stock option under the Amended 2018 Plan will be determined by the Plan Administrator and may include payment: (i) by cash, check, bank draft or money order payable to us; (ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board; (iii) by delivery to us of shares of our Common Stock (either by actual delivery or attestation); (iv) by a net exercise arrangement (for NSOs only); or (v) in other legal consideration approved by the Plan Administrator.

Stock options granted under the Amended 2018 Plan may become exercisable in cumulative increments, or "vest," as determined by the Plan Administrator at the rate specified in the stock option agreement. Shares covered by different stock options granted under the Amended 2018 Plan may be subject to different vesting schedules as the Plan Administrator may determine.

The Plan Administrator may impose limitations on the transferability of stock options granted under the Amended 2018 Plan in its discretion. Generally, a participant may not transfer a stock option granted under the Amended 2018 Plan other than by will or the laws of descent and distribution or, subject to approval by the Plan Administrator, pursuant to a domestic relations order or an official marital settlement agreement. However, the Plan Administrator may permit transfer of a stock option in a manner that is not prohibited by applicable tax and securities laws. In addition, subject to approval by the Plan Administrator, a participant may designate a beneficiary who may exercise the stock option following the participant's death.

Limitations on Incentive Stock Options

In accordance with current federal tax laws, the aggregate fair market value, determined at the time of grant, of shares of our Common Stock with respect to ISOs that are exercisable for the first time by a participant during any calendar year under all of our equity incentive plans may not exceed $100,000. The stock options or portions of stock options that exceed this limit or otherwise fail to qualify as ISOs are treated as NSOs. No ISO may be granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power unless the following conditions are satisfied:

- the exercise price of the ISO must be at least 110% of the fair market value of the Common Stock subject to the ISO on the date of grant; and
- the term of the ISO must not exceed five years from the date of grant.

Subject to adjustment for certain changes in our capitalization, the aggregate maximum number of shares of our Common Stock that may be issued pursuant to the exercise of ISOs under the 2018 Plan is 210,910,838 shares if the Amended 2018 Plan is approved by our stockholders under this Proposal 2, otherwise 171,000,000 shares.

Stock Appreciation Rights

Stock appreciation rights may be granted under the Amended 2018 Plan pursuant to stock appreciation right agreements. Each stock appreciation right is denominated in Common Stock share equivalents. The strike price of each stock appreciation right will be determined by the Plan Administrator, but will in no event be less than 100% of the fair market value of the Common Stock subject to the stock appreciation right on the date of grant. The Plan Administrator may also impose restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. The appreciation distribution payable upon exercise of a stock appreciation right may be paid in shares of our Common Stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the stock appreciation right agreement. Stock appreciation rights will be subject to the same conditions upon termination of continuous service and restrictions on transfer as stock options under the Amended 2018 Plan.

Restricted Stock Awards

Restricted stock awards may be granted under the Amended 2018 Plan pursuant to restricted stock award agreements. A restricted stock award may be granted in consideration for cash, check, bank draft or money order payable to us, the participant's services performed for us, or any other form of legal consideration acceptable to the Plan Administrator. Shares of our Common Stock acquired under a restricted stock award may be subject to forfeiture to or repurchase by us in accordance with a vesting schedule to be determined by the Plan Administrator. Rights to acquire shares of our Common Stock under a restricted stock award may be transferred only upon such terms and conditions as are set forth in the restricted stock award agreement. A restricted stock award agreement may provide that any dividends paid on restricted stock will be subject to the same vesting conditions as apply to the shares subject to the restricted stock award. Upon a participant's termination of continuous service for any reason, any shares subject to restricted stock awards held by the participant that have not vested as of such termination date may be forfeited to or repurchased by us.

Restricted Stock Unit Awards

Restricted stock unit awards may be granted under the Amended 2018 Plan pursuant to restricted stock unit award agreements. Payment of any purchase price may be made in any form of legal consideration acceptable to the Plan Administrator. A restricted stock unit award may be settled by the delivery of shares of our Common Stock, in cash, in a combination of cash and stock, or in any other form of consideration determined by the Plan Administrator and set forth in the restricted stock unit award agreement. Restricted stock unit awards may be subject to vesting in accordance with a vesting schedule to be determined by the Plan Administrator. Dividend equivalents may be credited in respect of shares of our Common Stock covered by a restricted stock unit award, provided that any additional shares credited by reason of such dividend equivalents will be subject to all of the same terms and conditions of the underlying restricted stock unit award. Except as otherwise provided in a participant's restricted stock unit award agreement or other written agreement with us, restricted stock units that have not vested will be forfeited upon the participant's termination of continuous service for any reason.

Performance Awards

The Amended 2018 Plan allows us to grant performance stock awards. A performance stock award is a stock award that is payable (including that may be granted, may vest, or may be exercised) contingent upon the attainment of pre-determined performance goals during a performance period. A performance stock award may require the completion of a specified period of continuous service. The length of any performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be determined by the Plan Administrator in its discretion. In addition, to the extent permitted by applicable law and the applicable stock award agreement, the Plan Administrator may determine that cash may be used in payment of performance stock awards.

Performance goals under the Amended 2018 Plan will be based on any one or more of the following performance criteria: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per share; (xix) price per share; (xx) regulatory body approval for commercialization of a product; (xxi) positive results from clinical trials; (xxii) initiation of clinical trials; (xxiii) implementation, completion or maintenance of critical projects or relationships; (xxiv) closing of significant financing; (xxv) execution or completion of strategic initiatives; (xxvi) market share; (xxvii) economic value; (xxviii) cash flow return on capital; (xxix) return on net assets; and (xxx) other measures of performance selected by the Plan Administrator.

Performance goals may be based on a company-wide basis, with respect to one or more business units, divisions, affiliates or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The Plan Administrator may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the performance goals. Such adjustments may include one or more of the following: (i) items related to a change in accounting principles; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the performance period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under applicable accounting standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the performance period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; (xix) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions; or (xx) any other items selected by the Plan Administrator.

In addition, the Plan Administrator retains the discretion to reduce or eliminate the compensation or economic benefit due upon the attainment of any performance goals and to define the manner of calculating the performance criteria it selects to use for a performance period.

Other Stock Awards

Other forms of stock awards valued in whole or in part by reference to, or otherwise based on, our Common Stock may be granted either alone or in addition to other stock awards under the Amended 2018 Plan. Subject to the terms of the Amended 2018 Plan, the Plan Administrator will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our Common Stock to be granted and all other terms and conditions of such other stock awards.

Clawback Policy

Stock awards granted under the Amended 2018 Plan will be subject to recoupment in accordance with any clawback provisions in a participant's employment agreement or other agreement with the Company or our Clawback Policy, which was adopted by our Compensation Committee in November 2023 in compliance with the requirements of the SEC and the listing standards of the Nasdaq Stock Market. In addition, the Plan Administrator may impose other clawback, recovery or recoupment provisions in a stock award agreement as the Plan Administrator determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of our Common Stock or other cash or property upon the occurrence of cause.

Changes to Capital Structure

In the event of certain capitalization adjustments, the Plan Administrator will appropriately adjust: (i) the class(es) and maximum number of securities subject to the Amended 2018 Plan; (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of ISOs; and (iii) the class(es) and number of securities and price per share of stock subject to outstanding stock awards.

Corporate Transaction

In the event of a corporate transaction (as defined in the Amended 2018 Plan and described below), the Board will have the discretion to take one or more of the following actions with respect to outstanding stock awards (contingent upon the closing or completion of such corporate transaction), unless otherwise provided in the stock award agreement or other written agreement with the participant or unless otherwise provided by the Board at the time of grant:

- arrange for the surviving or acquiring corporation (or its parent company) to assume or continue the award or to substitute a similar stock award for the award (including an award to acquire the same consideration paid to our stockholders pursuant to the corporate transaction);
- arrange for the assignment of any reacquisition or repurchase rights held by us with respect to the stock award to the surviving or acquiring corporation (or its parent company);
- accelerate the vesting (and, if applicable, the exercisability) of the stock award and provide for its termination prior to the effective time of the corporate transaction;
- arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us with respect to the award;
- cancel or arrange for the cancellation of the stock award, to the extent not vested or exercised prior to the effective time of the corporate transaction, in exchange for such cash consideration, if any, as the Board may consider appropriate; and
- make a payment, in such form as may be determined by the Board, equal to the excess, if any, of (i) the value of the property the participant would have received upon the exercise of the stock award immediately prior to the effective time of the corporate transaction, over (ii) any exercise price payable in connection with such exercise.

The Board is not obligated to treat all stock awards or portions of stock awards in the same manner. The Board may take different actions with respect to the vested and unvested portions of a stock award.

For purposes of the Amended 2018 Plan, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 90% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a reverse merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our Common Stock outstanding immediately prior to the transaction are converted or exchanged into other property by virtue of the transaction.

Change in Control

Under the 2018 Plan, a stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control (as defined in the 2018 Plan and described below) as may be provided in the participant's stock award agreement, in any other written agreement with us or in our Director Compensation Policy.

For purposes of the Amended 2018 Plan, a change in control generally will be deemed to occur upon the first to occur of an event set forth in any one of the following: (i) as a result of any merger or consolidation, the voting securities of the Company outstanding immediately prior thereto represent less than 49% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such transaction; (ii) during any period of 24 consecutive calendar months, a majority of our Board becomes comprised of individuals whose nomination, appointment, or election was not approved by at least two-thirds of the Board members or their approved successors; (iii) any individual, entity or group becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock of the Company; (iv) any sale of all or substantially all of the assets of the Company; or (v) the complete liquidation or dissolution of the Company.

The acceleration of vesting of a stock award in the event of a corporate transaction or a change in control event under the 2018 Plan may be viewed as an anti-takeover provision, which may have the effect of discouraging a proposal to acquire or otherwise obtain control of us.

Plan Amendments and Termination

The Plan Administrator will have the authority to amend or terminate the Amended 2018 Plan at any time. However, except as otherwise provided in the Amended 2018 Plan or a stock award agreement, no amendment or termination of the Amended 2018 Plan may materially impair a participant's rights under his or her outstanding stock awards without the participant's consent. We will obtain stockholder approval of any amendment to the Amended 2018 Plan as required by applicable law and listing requirements. No incentive stock options may be granted under the Amended 2018 Plan after the tenth anniversary of the date the 2018 Plan was adopted by our Board.

U.S. Federal Income Tax Consequences

The following is a summary of the principal United States federal income tax consequences to participants and us with respect to participation in the Amended 2018 Plan. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her personal circumstances, each participant should consult the participant's tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of a stock award or the disposition of stock acquired under the Amended 2018

Plan. The Amended 2018 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974. Our ability to realize the benefit of any tax deductions described below depends on our generation of taxable income as well as the requirement of reasonableness and the satisfaction of our tax reporting obligations.

Non-statutory Stock Options

Generally, there is no taxation upon the grant of an NSO if the stock option is granted with an exercise price equal to the fair market value of the underlying stock on the grant date. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is employed by us or one of our affiliates, that income will be subject to withholding taxes. The participant's tax basis in those shares will be equal to his or her fair market value on the date of exercise of the stock option, and the participant's capital gain holding period for those shares will begin on that date.

Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code ("Section 162(m)"), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options

The Amended 2018 Plan provides for the grant of stock options that are intended to qualify as "incentive stock options," as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding period, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant's tax basis in that share will be long-term capital gain or loss.

If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding period, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant's alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised.

We are not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the provisions of Section 162(m), and provided that either the employee includes that amount in income or we timely satisfy our reporting requirements with respect to that amount.

Restricted Stock Awards

Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is not vested when it is received (for example, if the employee is required to work for a period of time in order to have the right to sell the stock), the recipient generally will not recognize income until the stock becomes vested, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following his or her receipt of the restricted stock award, to recognize ordinary income, as of the date the recipient receives the restricted stock award, equal to the excess, if any, of the fair market value of the stock on the date the restricted stock award is granted over any amount paid by the recipient for the stock.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the stock becomes vested.

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards

Generally, the recipient of a restricted stock unit award structured to comply with the requirements of Section 409A of the Code or an exception to Section 409A of the Code will recognize ordinary income at the time the stock is delivered equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. To comply with the requirements of Section 409A of the Code, the stock subject to a restricted stock unit award may generally only be delivered upon one of the following events: a fixed calendar date (or dates), separation from service, death, disability or a change in control. If delivery occurs on another date, unless the restricted stock unit award otherwise complies with or qualifies for an exception to the requirements of Section 409A of the Code (including delivery upon achievement of a performance goal), in addition to the tax treatment described above, the recipient will owe an additional 20% federal tax and interest on any taxes owed.

The recipient's basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered.

Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights

Generally, if a stock appreciation right is granted with an exercise price equal to the fair market value of the underlying stock on the grant date, the recipient will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the provisions of Section 162(m), and the satisfaction of a tax reporting obligation, we will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

New Plan Benefits Under the Amended 2018 Plan

The following table sets forth certain information regarding future benefits under the Amended 2018 Plan:

Name and Position	Dollar Value ($)	Number of Shares
John A. Scarlett, M.D.[1] Former Chairman of the Board, President and Chief Executive Officer		N/A
Michelle J. Robertson Executive Vice President Finance, Chief Financial Officer and Treasurer		(2)
Joseph Eid, M.D. Executive Vice President, Research and Development		(2)
Andrew J. Grethlein, Ph.D. Executive Vice President, Chief Operating Officer		(2)
James Ziegler Executive Vice President, Chief Commercial Officer		(2)
All current executive officers as a group		(2)
All current directors who are not executive officers as a group	(3)	1,080,000[4][5]
All current employees who are not executive officers as a group		(2)

(1) Dr. Scarlett ceased serving as our President and Chief Executive Officer and resigned from our Board on March 10, 2025.

(2) With the exception of Ms. Bir, as described below, awards granted under the 2018 Plan to our executive officers and other employees are discretionary and are not subject to set benefits or amounts under the terms of the 2018 Plan, and we have not granted any awards under the 2018 Plan subject to stockholder approval of this Proposal 2. Accordingly, the future benefits or amounts that will be received by or allocated to our executive officers, other than as described below for Ms. Bir, and other employees under the 2018 Plan are not determinable. Pursuant to the terms of the offer letter we entered into with Ms. Bir on March 14, 2025, in connection with her appointment as our Interim President and Chief Executive Officer while we conduct a search for a permanent Chief Executive Officer, Ms. Bir is entitled to receive an option to purchase 180,000 shares of our Common Stock that will be granted on the date of our 2025 Annual Meeting.

(3) The dollar value of the Annual Grants to be granted in 2025 to each non-employee director (as more fully described in footnote (4) below) is not determinable at this time. The value of the Annual Grants to be granted under our current Director Compensation Policy will be calculated based on the grant date fair value of the stock options in accordance with FASB ASC Topic 718. Refer to Note 10 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024 regarding assumptions underlying the valuation of stock options on awards and the calculation method.

(4) Represents the aggregate number of shares that will be automatically granted to all of our non-employee directors at the Annual Meeting as Annual Grants under our current Director Compensation Policy, as described above in this Proxy Statement under "Compensation of Directors." In connection with her appointment as our Interim President and Chief Executive Officer, Ms. Bir no longer receives separate compensation for her service as a director.

(5) Under the current terms of our Director Compensation Policy, the aggregate value of all compensation granted to an individual for service as a non-employee director in any calendar year, including awards granted and cash fees, will not exceed (1) $750,000 in total value or (2) $1,000,000 for directors who are first-time appointees in such calendar year, if this Proposal 2 is approved by our stockholders.

Options and Restricted Stock Units Granted Under 2018 Plan

The following table presents certain information with respect to cumulative stock options and restricted stock unit awards that have been granted under the 2018 Plan as of March 1, 2025:

Name and Position	Cumulative Number of Shares Subject to Stock Options Granted Under the 2018 Plan	Weighted Average Exercise Price Per Share	Restricted Stock Units Granted Under the 2018 Plan
John A. Scarlett, M.D. [1] Former Chairman of the Board, President and Chief Executive Officer	13,039,750	$1.84	410,000
Michelle J. Robertson Executive Vice President, Finance, Chief Financial Officer and Treasurer	1,506,000	$1.69	110,000
Joseph Eid, M.D. [2] Executive Vice President, Research and Development	—	—	—
Andrew J. Grethlein, Ph.D. Executive Vice President, Chief Operating Officer	5,070,844	$1.78	140,000
James Ziegler Executive Vice President, Chief Commercial Officer	529,000	$2.63	89,000
All current executive officers as a group [3]	24,627,394	$1.97	1,127,000
All current directors who are not executive officers as a group [4]	4,665,000	$2.35	378,000
Each nominee for election as a director:			
Dawn C. Bir [4]	786,000	$2.09	N/A
Elizabeth G. O'Farrell	786,000	$2.09	N/A
Each associate of any current executive officers, current directors or director nominees	—	—	—
Each other person who received or is to receive 5% of awards	—	—	—
All current employees who are not executive officers as a group	49,065,903	$1.80	2,373,422

(1)   Dr. Scarlett ceased serving as our President and Chief Executive Officer and resigned from our Board on March 10, 2025.

(2)   Dr. Eid was not eligible to receive an annual equity grant under the 2018 Plan due to the fact that his employment with the Company commenced on November 11, 2024, and it is our practice not to award annual equity awards to employees, including Named Executive Officers, who commence employment after October 1 of the applicable calendar year. Dr. Eid received new hire options under the Inducement Plan.

(3)   The amounts reported include the options and RSUs granted to Dr. Scarlett as of March 1, 2025, prior to the date that Dr. Scarlett ceased serving as our President and Chief Executive Officer, which was March 10, 2025. Ms. Bir was appointed as Interim President and Chief Executive Officer on March 10, 2025 in connection with Dr. Scarlett ceasing to serve as the Company's President and Chief Executive Officer as of March 10, 2025; however, the amounts reported do not reflect the options granted to Ms. Bir in her capacity as a non-employee director as of March 1, 2025, which are reflected in the table under "Each Nominee for Election as a director."

(4)   The amounts reported include the options that were granted to Ms. Bir in her capacity as a non-employee director through March 10, 2025.

Equity Compensation Plan Information

Please see the section of this Proxy Statement entitled "Equity Compensation Plan Information" for certain information with respect to compensation plans under which our equity securities are authorized for issuance.

Effectiveness of Plan Amendments

If this Proposal 2 is approved by our stockholders, the Amended 2018 Plan which will, among other things, provide for the Share Increase and the Non-Employee Director Compensation Limit, will become effective.

If this Proposal 2 is not approved by our stockholders, then the Amended 2018 Plan, Share Increase and Non-Employee Director Compensation Limit will not become effective and the 2018 Plan will continue to be effective in accordance with its terms.



VOTE

The Board of Directors unanimously recommends that stockholders vote FOR Proposal 2

Proposal Three
Approval of an Amendment to Our 2014 Employee Stock Purchase Plan

We are asking our stockholders to approve an amended and restated version of our 2014 Employee Stock Purchase Plan (the "Existing 2014 Purchase Plan"). The Board has approved an amended and restated version of the Existing 2014 Purchase Plan, the Geron Corporation Amended and Restated 2014 Employee Stock Purchase Plan (the "Amended 2014 Purchase Plan"), subject to approval from the stockholders at this Annual Meeting. If the stockholders approve the Amended 2014 Purchase Plan, the Amended 2014 Purchase Plan will replace the current version of the Existing 2014 Purchase Plan effective as of the offering period commencing on July 1, 2025.

The Amended 2014 Purchase Plan would increase the shares of our Common Stock reserved for issuance thereunder by 6,000,000 shares. If the Amended 2014 Purchase Plan is approved by our stockholders, the total number of shares of our Common Stock that will be reserved for issuance under the Amended 2014 Purchase Plan will be 8,000,000 shares (inclusive of the foregoing 6,000,000 share increase). The amendment would not make any other changes to the Existing 2014 Purchase Plan.

The Existing 2014 Purchase Plan is a significant component of our equity incentive program and provides our employees the opportunity to buy shares of our Common Stock at a discount through payroll deductions. We believe that offering an employee stock purchase program is crucial to our ability to continue to successfully compete for top talent in the biotechnology industry and aligns the interests of employees and stockholders by enabling employees to acquire an ownership stake in the Company. Therefore, if stockholders do not approve the Amended 2014 Purchase Plan, our ability to offer competitive compensation to existing employees and qualified candidates may be limited by the remaining shares available for issuance under the Existing 2014 Purchase Plan.

We expect the number of shares of our Common Stock to be reserved for issuance under the Amended 2014 Purchase Plan to be sufficient to permit us to continue offering our employees the opportunity to buy shares of our Common Stock at a discount for the next seven to ten years. In determining the number of shares of our Common Stock to reserve for issuance under the Amended 2014 Purchase Plan, the Compensation Committee and the Board considered the historical number of shares of Common Stock purchased by our employees under the Existing 2014 Purchase Plan.

If stockholders do not approve the increase in shares, we will continue to offer shares of Common Stock to our employees under the terms of the Existing 2014 Purchase Plan as currently in effect. As of March 1, 2025, only 258,366 shares of our Common Stock remained available for issuance under the Existing 2014 Purchase Plan.

Additional Information Regarding the Existing 2014 Purchase Plan

- The actual number of shares of our Common Stock that will be purchased under the Amended 2014 Purchase Plan cannot be determined because such number will depend on a number of indeterminable factors (including the number of participants, the rates at which participants make contributions to the Amended 2014 Purchase Plan, and the market price of our Common Stock). However, in fiscal years 2024, 2023 and 2022, the numbers of shares of our Common Stock purchased under the Existing 2014 Purchase Plan were 487,472 shares, 385,926 shares, and 336,539 shares, respectively.

- 118 employees participated in the most recently completed purchase period from July 1, 2024 to December 31, 2024, purchasing approximately 286,420 shares of our Common Stock (with an approximate aggregate value of $1,013,926 on the date of purchase) at a purchase price of $3.009 per share. As of December 31, 2024, approximately 210 employees were eligible to participate in the Existing 2014 Purchase Plan.

- As of January 1, 2025, there are 132 employees participating in the current offering period under the Existing 2014 Purchase Plan.

Summary of the Amended 2014 Employee Stock Purchase Plan

The following is a summary of principal features of the Amended 2014 Purchase Plan. The summary, however, does not purport to be a complete description of all the provisions of the Amended 2014 Purchase Plan and is qualified in its entirety by reference to the complete text of the Amended 2014 Purchase Plan. Stockholders are urged to read the actual text of the Amended 2014 Purchase Plan in its entirety, which is attached as Appendix B to this Proxy Statement.

General, Purpose and Administration

The purpose of the Amended 2014 Purchase Plan is to provide a means by which our employees may be given an opportunity to purchase shares of Common Stock, to assist us in retaining the services of our employees, to secure and retain the services of new employees, and to provide incentives for such persons to exert maximum efforts for our success. The rights to purchase Common Stock granted under the Amended 2014 Purchase Plan are intended to qualify as options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

Pursuant to the provisions of the Amended 2014 Purchase Plan, the Board has delegated its authority to administer the Amended 2014 Purchase Plan to the Compensation Committee of the Board. The Board and such committee (each of which will be considered a Plan Administrator for purposes of this Proposal 3), will have full authority to adopt such rules and procedures as it may deem necessary for proper plan administration and to interpret the provisions of the Amended 2014 Purchase Plan. The Plan Administrator has the power, subject to the provisions of the Amended 2014 Purchase Plan, to determine when and how rights to purchase Common Stock will be granted, the provisions of each offering of such rights (which need not be identical), and whether employees of any of our parent or subsidiary companies will be eligible to participate in the Amended 2014 Purchase Plan. All costs and expenses incurred in plan administration will be paid by the Company without charge to the participants.

Shares Reserved

Subject to certain adjustments set forth in the Amended 2014 Purchase Plan, our stockholders are being asked to approve an increase to the number of shares of our Common Stock reserved for issuance under the 2014 Amended Purchase Plan by 6,000,000 shares. If the Amended 2014 Purchase Plan is approved by our stockholders, the total number of shares of our Common Stock that will be reserved for issuance under the Amended 2014 Purchase Plan will be 6,258,366 shares (inclusive of the foregoing 6,000,000 share increase).

Offering Periods

The Amended 2014 Purchase Plan will have successive offering periods, with the length of each offering period determined by the Plan Administrator up to a maximum of 27 months. As currently operated, a new 12-month offering period begins on July 1 and January 1 of each year during the term of the Amended 2014 Purchase Plan. Each offering period will consist of one or more purchase dates, as determined by the Plan Administrator prior to the commencement of the offering period. The Plan Administrator has the authority to alter the terms of an offering prior to the commencement of the offering period, including the duration of subsequent offering periods. When an eligible employee elects to join an offering period, he or she is granted a right to purchase shares of our Common Stock on each purchase date within the offering period. On the purchase date, all contributions collected from the participant are automatically applied to the purchase of our Common Stock, subject to certain limitations.

The Plan Administrator has the discretion to structure an offering so that if the fair market value of our Common Stock on any purchase date within the offering period is less than or equal to the fair market value of our Common Stock on the first day of the offering period, then that offering will terminate immediately following the purchase of shares on such purchase date, and the participants in such terminated offering will be automatically enrolled in a new offering beginning on the first trading day following such purchase date.

Eligibility

Any individual (including officers and employee directors) who is employed by us (or by any of our parent or subsidiary companies if such company is designated by the Plan Administrator as eligible to participate in the Amended 2014 Purchase Plan) may participate in offerings under the Amended 2014 Purchase Plan, provided such individual has been employed by us (or our parent or subsidiary company, if applicable) for such continuous period preceding the first day of the offering period as the Plan Administrator may require, but in no event may the required period of continuous employment be equal to or greater than two years. In addition, the Plan Administrator may provide that an employee will not be eligible to be granted purchase rights under the Amended 2014 Purchase Plan unless such employee is customarily employed for more than 20 hours per week and five months per calendar year. The Plan Administrator may also provide in any offering that certain of our employees who are "highly compensated" as defined in the Code are not eligible to participate in the Amended 2014 Purchase Plan.

No employee will be eligible to participate in the Amended 2014 Purchase Plan if, immediately after the grant of purchase rights, the employee would own, directly or indirectly, stock possessing 5% or more of the total combined voting power or value of all classes of our stock or of any of our parent or subsidiary companies, including any stock which such employee may purchase under all outstanding purchase rights and options.

The date an individual enters an offering period will be designated his or her entry date for purposes of that offering period.

Purchase Provisions

An eligible employee may enroll in the Amended 2014 Purchase Plan by delivering to us, prior to the date selected by the Plan Administrator, an agreement authorizing contributions as specified by the Plan Administrator, which may be up to 10% of such employee's earnings during the offering period. Each participant will be granted a separate purchase right for each offering period in which he or she participates. The purchase right will be granted on his or her entry date into that offering period and will be automatically exercised on the last business day of each purchase period within that offering period on which he or she remains an eligible employee. Unless the employee's participation is discontinued, his or her right to purchase shares is exercised automatically at the end of each purchase period at the applicable price. See "Withdrawal and Termination of Purchase Rights" below.

The purchase of shares during an offering period generally will be funded by a participant's payroll deductions accumulated during the offering period. A participant may change or terminate his or her rate of contributions, as determined by the Plan Administrator in the offering. All contributions made for a participant are credited to his or her account under the Amended 2014 Purchase Plan and deposited with our general funds.

On the last business day of each purchase period, the accumulated contributions of each participant will automatically be applied to the purchase of whole shares of our Common Stock at the purchase price in effect for the participant for that purchase period. However, no employee may purchase more than $25,000 worth of Common Stock (determined at the fair market value of the shares at the time such rights are granted) under all our employee stock purchase plans and any employee stock purchase plans of our parent or subsidiary companies for each calendar year during which such rights are outstanding.

The Plan Administrator may provide that any shares of Common Stock issued to a participant under the Amended 2014 Purchase Plan will be precluded from trading in an open market transaction for one year following the purchase of such shares, and in such case, certificates evidencing such shares will bear a restrictive legend reflecting such restriction.

Purchase Price

The purchase price per share at which our Common Stock will be purchased by each participant on each purchase date within an offering period will not be less than 85% of the lower of (i) the fair market value per share of our Common Stock on the participant's entry date into that offering period or (ii) the fair market value per share of Common Stock on that purchase date.

Purchase Limits

In connection with each offering made under the Amended 2014 Purchase Plan, the Plan Administrator may specify (i) a maximum number of shares of our Common Stock that may be purchased by any participant on any purchase date during such offering, (ii) a maximum aggregate number of shares of our Common Stock that may be purchased by all participants pursuant to such offering and/or (iii) a maximum aggregate number of shares of our Common Stock that may be purchased by all participants on any purchase date during such offering. If the aggregate purchase of shares of our Common Stock issuable upon exercise of purchase rights granted under such offering would exceed any such maximum aggregate number, then the Plan Administrator will make a pro rata allocation of available shares in a uniform and equitable manner.

Withdrawal and Termination of Purchase Rights

While each participant in the Amended 2014 Purchase Plan is required to sign an agreement authorizing contributions, the participant may withdraw from a given offering by terminating his or her contributions and by delivering a notice of withdrawal from the Amended 2014 Purchase Plan. Such withdrawal may be elected at any time prior to the end of the applicable offering, except as otherwise provided by the Plan Administrator. In addition, all purchase rights under an offering immediately terminate upon cessation of an employee's employment with us (or our parent or subsidiary company, if applicable) or if the employee is otherwise no longer eligible to participate in the offering.

Upon such withdrawal or termination of purchase rights, the contributions collected during the offering period, less any accumulated contributions previously applied to the purchase of shares of Common Stock on the employee's behalf during such offering, are immediately refunded to the employee. Such refunds will be made without interest. The employee is not entitled to again participate in that offering. However, an employee's withdrawal from an offering will not have any effect upon such employee's eligibility to participate in subsequent offerings under the Amended 2014 Purchase Plan.

Valuation

The fair market value per share of our Common Stock on any relevant date will be deemed equal to the closing selling price per share on such date on the Nasdaq Global Select Market. On March 24, 2025, the closing selling price per share of our Common Stock on the Nasdaq Global Select Market was $1.75 per share.

Stockholder Rights

No participant will have any stockholder rights with respect to the shares of our Common Stock covered by his or her purchase right until the shares are actually purchased by the participant. No adjustment will be made for dividends, distributions or other rights for which the record date is prior to the date of such purchase.

Assignability

No purchase right will be assignable or transferable other than in connection with the participant's death and will be exercisable only by the participant during his or her lifetime.

Effect of Corporate Transactions

In the event of a corporate transaction (as defined in the Amended 2014 Purchase Plan and described below), each outstanding purchase right under the Amended 2014 Purchase Plan will be assumed or an equivalent right will be substituted for such purchase right by the successor corporation (or its parent or subsidiary), unless the Plan Administrator shortens any offering periods then in progress so that the employees' rights to purchase stock under the Amended 2014 Purchase Plan are automatically exercised prior to the corporate transaction and terminate immediately after such purchase.

For purposes of the Amended 2014 Purchase Plan, a corporate transaction generally will be deemed to occur in the event of the consummation of: (i) a sale or other disposition of all or substantially all of our consolidated assets; (ii) a sale or other disposition of at least 90% of our outstanding securities; (iii) a merger, consolidation or similar transaction following which we are not the surviving corporation; or (iv) a merger, consolidation or similar transaction following which we are the surviving corporation but the shares of our Common Stock outstanding immediately prior to such transaction are converted or exchanged into other property by virtue of the transaction.

Duration, Amendment and Termination

The Plan Administrator may suspend, terminate or amend the Amended 2014 Purchase Plan at any time. However, except in regard to certain capitalization adjustments, any such amendment must be approved by our stockholders if such approval is required by applicable law or listing requirements, including any amendment that would:

(i)   materially increase the number of shares of our Common Stock issuable under the Amended 2014 Purchase Plan;

(ii)   materially expand the class of individuals eligible to participate in the Amended 2014 Purchase Plan;

(iii)   materially increase the benefits accruing to participants in the Amended 2014 Purchase Plan or materially reduce the price at which shares of our Common Stock may be purchased under the Amended 2014 Purchase Plan;

(iv)   materially extend the term of the Amended 2014 Purchase Plan; or

(v)   expand the types of awards available for issuance under the Amended 2014 Purchase Plan; but in each case, only to the extent stockholder approval is required by applicable law or listing requirements.

Any outstanding purchase rights granted before an amendment, suspension or termination of the Amended 2014 Purchase Plan will not be materially impaired by any such amendment, suspension or termination, except (i) with the consent of the employee to whom such rights were granted, (ii) as necessary to comply with applicable laws, listing requirements or governmental regulations (including Section 423 of the Code), or (iii) as necessary to obtain or maintain favorable tax, listing or regulatory treatment.

U.S. Federal Income Tax Consequences

The following is only a brief summary of the effect of U.S. federal income tax consequences to the participant and us with respect to the issuance and exercise of rights under the Amended 2014 Purchase Plan. It does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any municipality, state or foreign country in which the participant may reside.

The Amended 2014 Purchase Plan is intended to be an "employee stock purchase plan" within the meaning of Section 423 of the Code. Under a plan that so qualifies, a participant will recognize no taxable income as a result of the grant or exercise of a purchase right until there is a sale or other disposition of the shares acquired under the Amended 2014 Purchase Plan.

If the participant sells or otherwise disposes of the purchased shares within two years after his or her entry date into the offering period in which such shares were acquired or within one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the amount by which the fair market value of the shares on the purchase date exceeded the purchase price paid for those shares, and we will be entitled to an income tax deduction, for our tax year in which such sale or disposition occurs, for the amount taxed as ordinary income to the participant to the extent permitted by Section 162(m) of the Code. Any additional gain or loss on such sale or disposition will be long-term or short-term gain or loss, depending on the holding period.

If the participant sells or disposes of the purchased shares more than two years after his or her entry date into the offering period in which such shares were acquired and more than one year after the actual purchase date of those shares, then the participant will recognize ordinary income in the year of sale or disposition equal to the lesser of (i) the excess of the fair market value of the shares on the sale or disposition date over the purchase price, or (ii) an amount equal to 15% of the fair market value of the shares on his or her entry date into the offering period (or, if higher, 15% of the fair market value on the first day of the offering period), and any additional gain or loss upon the disposition will be taxed as a long-term capital gain or loss. We will not be entitled to any income tax deduction with respect to such sale or disposition.

Plan Benefits Under the Amended 2014 Purchase Plan

Participation in the Amended 2014 Purchase Plan is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the Amended 2014 Purchase Plan. In addition, we have not approved any grants of purchase rights that are conditioned on stockholder approval of this Proposal 3. It is, therefore, not possible to determine the benefits or amounts that will be received in the future by individual employees or groups of employees under the Amended 2014 Purchase Plan. Our non-employee directors will not be eligible to participate in the Amended 2014 Purchase Plan.

2014 Purchase Plan Benefits

The following table presents certain information with respect to cumulative purchase rights that have been granted under the 2014 Purchase Plan as of March 1, 2025:

Name and Position[1]	Cumulative Number of Shares Subject to Stock Rights Granted Under the 2014 Purchase Plan
John A. Scarlett M.D.[2] Former Chairman of the Board, President and Chief Executive Officer	—
Joseph Eid, M.D. Executive Vice President, Research and Development	—
Andrew J. Grethlein, Ph.D. Executive Vice President, Chief Operating Officer	—
Michelle J. Robertson Executive Vice President, Finance, Chief Financial Officer and Treasurer	—
James Ziegler Executive Vice President, Chief Commercial Officer	—
All current executive officers as a group	11,682
All current directors who are not executive officers as a group	—
Each nominee for election as a director:	—
Dawn C. Bir	—
Elizabeth G. O'Farrell	—
Each associate of any current executive officers, current directors or director nominees	—
Each other person who received or is to receive 5% of awards	—
All current employees who are not executive officers as a group	1,729,952

(1)   Members of our Board of Directors are not eligible to participate in the 2014 Purchase Plan.

(2)   Dr. Scarlett ceased serving as our President and Chief Executive Officer and resigned from our Board on March 10, 2025.

Equity Compensation Plan Information

Please see the section of this Proxy Statement entitled "Equity Compensation Plan Information" for certain information with respect to compensation plans under which our equity securities are authorized for issuance.

VOTE

The Board of Directors unanimously recommends that stockholders vote FOR Proposal 3

Proposal Four
Advisory Vote to Approve Named Executive Officer Compensation

As required by Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Section 14A of the Exchange Act, the Board is requesting stockholders to vote, on a non-binding advisory basis, to approve the compensation paid to our Named Executive Officers (as defined under the section entitled, "Compensation Discussion and Analysis"), as disclosed in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives stockholders the opportunity to express their views on the compensation of our Named Executive Officers.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and our executive compensation philosophy, policies and practices described in this Proxy Statement. The overall compensation of our Named Executive Officers subject to the vote is disclosed in this Proxy Statement in the sections entitled "Compensation Discussion and Analysis" and "Executive Compensation Tables and Related Narrative Disclosure."

The Compensation Committee continually reviews our executive compensation program to determine whether such program achieves our desired goals of aligning our executive compensation strategy and structure with our stockholders' interests and current market practices. In 2017 and again in 2023, when considering the say on pay frequency, our stockholders approved an annual advisory vote. At the 2024 annual meeting of stockholders, approximately 96.1% of the votes cast were to approve our executive compensation program. The Compensation Committee reviewed the result of this vote, and, in light of the approval by a substantial majority of our stockholders of the compensation program described in our proxy statement for the 2024 annual meeting of stockholders, did not implement any significant changes to our executive compensation program as a result of the vote. As discussed in detail in the section entitled "Compensation Discussion and Analysis" of this Proxy Statement, our executive compensation strategy and structure is designed to motivate our executive management team to create long-term value for our stockholders through the achievement of strategic business objectives, while effectively managing the risks and challenges inherent in a late-stage clinical and early commercial-stage biopharmaceutical company. As the long-term success of Geron depends on the talents of our employees, our compensation structure plays a significant role in our ability to attract, retain and motivate the highest quality workforce in a competitive biotechnology employment market, while also promoting a high-performance culture. The Compensation Committee believes the emphasis on pay for performance in our executive compensation program strongly aligns with the long-term interests of our stockholders. Please read the "Compensation Discussion and Analysis" section of this Proxy Statement for additional details about our executive compensation program, including information about the 2024 compensation of our Named Executive Officers.

Advisory Vote and Board Recommendation

We recommend stockholder approval of the compensation of our Named Executive Officers for the 2024 fiscal year as disclosed in this Proxy Statement pursuant to the SEC's compensation disclosure rules, which disclosure includes the section entitled "Compensation Discussion and Analysis," and the compensation tables and accompanying narrative disclosures within the section entitled "Executive Compensation Tables and Related Narrative Disclosure" of this Proxy Statement.

Accordingly, the Board recommends that stockholders vote in favor of the following resolution:

> **"RESOLVED, that the stockholders approve, on a non-binding advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation and the accompanying narrative disclosure set forth in the Proxy Statement."**

As this is an advisory vote, the outcome of the vote is non-binding on us with respect to future executive compensation decisions, including those related to our Named Executive Officers, or otherwise. However, the Board and the Compensation Committee will review the results of the vote and take them into account when considering future executive compensation policies and decisions.

Unless the Board modifies its policy on the frequency of future advisory votes on the compensation of our Named Executive Officers, the next advisory vote on the compensation of our Named Executive Officers will be held at next year's annual meeting of stockholders.



VOTE

The Board of Directors unanimously recommends that stockholders vote FOR Proposal 4.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section presents and discusses our executive compensation policies and practices and the compensation decisions relating to our "Named Executive Officers" (as defined below) for the 2024 fiscal year, and includes the following:

- an executive summary of the business activities which influenced 2024 compensation decisions and important features of our executive compensation program;

- philosophy, objectives and key elements of our executive compensation program;

- process for setting executive compensation, including the role of the Compensation Committee, management and independent compensation consultant;

- a discussion and analysis of the Compensation Committee's specific decisions about 2024 compensation for each of our Named Executive Officers; and

- a description of other compensation considerations and practices.

The following members of our executive management team are collectively referred to herein as our "Named Executive Officers" for 2024:

- John A. Scarlett, M.D., our former Chairman of the Board, President and Chief Executive Officer, who ceased serving in those roles on March 10, 2025;

- Michelle J. Robertson, our Executive Vice President, Finance, Chief Financial Officer and Treasurer;

- Joseph Eid, M.D., our Executive Vice President, Research and Development, who joined the Company on November 11, 2024;

- Andrew J. Grethlein, Ph.D., our Executive Vice President, Chief Operating Officer; and

- James Ziegler, our Executive Vice President and Chief Commercial Officer, who joined the Company on September 9, 2024.

EXECUTIVE SUMMARY

2024 Business Highlights

2024 was a year of significant progress for us, as evidenced by approval by the FDA of RYTELO® for the treatment of certain adults with transfusion-dependent lower-risk myelodysplastic syndromes, the review of our first ever marketing application seeking to obtain regulatory approval for RYTELO in Europe, and our transition from a clinical-stage to commercial-stage company upon FDA approval of RYTELO in June 2024.

During 2024 and in early 2025, we made significant progress on our clinical, regulatory, commercial, manufacturing, and other business goals, including the following factors that influenced the executive compensation decisions made by the Compensation Committee and/or the Board of Directors for the 2024 compensation of our Named Executive Officers:

Transfusion-Dependent Lower-Risk Myelodysplastic Syndromes

- In March 2024, the Oncologic Drugs Advisory Committee of the FDA voted 12 to 2 in favor of the clinical benefit/risk profile of RYTELO for the treatment of adult patients with low- to intermediate-1 risk myelodysplastic syndromes ("LR-MDS") with transfusion-dependent anemia requiring four or more red blood cell units over eight weeks who have not responded to or have lost response to or are ineligible for erythropoiesis-stimulating agents ("ESAs").

- In June 2024, the FDA approved RYTELO for the treatment of adult patients LR-MDS with transfusion-dependent anemia requiring four or more red blood cell units over eight weeks who have not responded to or have lost response to or are ineligible for ESAs. We commercially launched RYTELO in the U.S. at the end of June 2024.

- In August 2024, the NCCN Guidelines® for MDS were updated to include imetelstat as a Category 1 treatment in second-line ringed sideroblast positive/ringed sideroblast negative ("RS+/RS-") patients regardless of prior treatment and as a Category 2A treatment for first-line ESA-ineligible RS+/RS- patients.

- In December 2024, we received a positive opinion from the European Medicines Agency's Committee for Medicinal Products for Human Use ("CHMP") recommending approval of RYTELO for the treatment of certain adult patients with transfusion-dependent anemia due to LR-MDS.

- In December 2024, we presented new data at the 66th American Society for Hematology ("ASH") Annual Meeting, including analyses of IMerge Phase 3 data suggesting clinical activity of imetelstat in patients with LR-MDS regardless of type or number of prior therapies.

- In March 2025, following the positive CHMP opinion, we announced that that the European Commission granted marketing authorization for RYTELO as a monotherapy for the treatment of adult patients with transfusion-dependent anemia due to very low, low or intermediate risk myelodysplastic syndromes without an isolated deletion 5q cytogenetic abnormality and who had an unsatisfactory response to or are ineligible for ESA. In connection with the approval, we received a positive opinion from the European Medicines Agency's Committee of Orphan Medicinal Products to maintain RYTELO's orphan drug designation in the EU for MDS, which is expected to provide market exclusivity for ten years after approval. We plan to prepare for EU launch during 2025 and to launch RYTELO in select EU countries in 2026.

Myelofibrosis

- As of February 2025, we had achieved approximately 80% enrollment in the Phase 3 IMpactMF clinical trial investigating imetelstat versus best available therapy in patients with intermediate-2 or high-risk myelofibrosis ("MF") who are relapsed or refractory to Janus kinase inhibitor treatment. Based on our current planning assumptions for enrollment and event rates in the Phase 3 IMpactMF clinical trial, we expect the interim analysis for overall survival in the trial may occur in the second half of 2026 and the final analysis in the trial may occur in the second half of 2028.

- In December 2024, in our oral presentation at the ASH Annual Meeting, we announced findings from the Phase 1 IMproveMF study suggesting tolerability of imetelstat in combination with ruxolitinib as a potential frontline therapy in patients with MF.

Financial

- In March 2024, we completed a $150 million equity financing, which included new and existing investors, to fund our planned commercialization of RYTELO in the U.S. upon FDA approval and preparation to launch in the EU, as well as the continued development of imetelstat in MF.

- In November 2024, we announced up to $375 million in synthetic royalty and debt financings with Royalty Pharma and investment funds managed by Pharmakon Advisors, of which $250 million in cash was provided to Geron at closing with another $125 million in debt available.

- In February 2025, we reported net product sales for RYTELO of $47.5 million in the fourth quarter of 2024 and $76.5 million since launch at the end of June 2024, following approval by the FDA.

Compensation Highlights

- **Significant Portion of "At-Risk" Compensation:** As reflected in the charts below, approximately 87% of the 2024 total direct compensation for Dr. Scarlett, our former President and Chief Executive Officer, and approximately 77% of the average 2024 total direct compensation for Ms. Robertson and Dr. Grethlein, our other Named Executive Officers who served as executive officers for the entire year, was comprised of "at-risk" compensation in the form of an annual performance-based bonus and long-term equity awards that have value only if our stock price increases from the price of the grant date. "Total direct compensation," as referred to in this Compensation Discussion and Analysis, means the sum of base salary paid, the actual annual performance-based bonus paid and the grant date fair value of long-term equity awards granted, in each case as reported in the Summary Compensation Table.



CEO Pay Mix

13% Base Salary
11% Bonus
76% Stock Options
87% At-Risk

Other Named Executive Officers Average Pay Mix*

23% Base Salary
13% Bonus
64% Stock Options
77% At-Risk

> *   Excludes Mr. Ziegler and Dr. Eid, who commenced employment with the Company in September 2024 and November 2024, respectively.

- **Base Salaries:** We made modest base salary increases of 3% for each of Dr. Scarlett and Ms. Robertson, reflective of a market competitive merit increase, and we increased Dr. Grethlein's base salary by approximately 14% to address market competitiveness and in recognition of the broad scope of his responsibilities as Chief Operating Officer in 2024. See the section below entitled "Compensation Decisions in 2024—2024 Base Salaries" for more information.

- **Annual Performance-Based Bonus:** Achievement of our 2024 annual corporate goals resulted in a corporate goal achievement factor of 125% of target, and for each of our eligible Named Executive Officers other than Dr. Scarlett whose annual performance-based bonus was based entirely on the achievement of our annual corporate goals, their individual performance and their contributions to our corporate values resulted in individual performance factors ranging from 125% to 130% of target and a corporate values performance factor of 100% of target, respectively. See the section below entitled "Compensation Decisions in 2024—2024 Annual Performance-Based Bonuses" for more information.

- **Annual Equity Awards:** In 2024, our Named Executive Officers received long-term incentive awards in the form of stock options that vest over four years and have value only if our stock price increases from the price on the grant date.

- **Payout of Performance-Based Options:** In June 2024, upon approval by the FDA for imetelstat in LR-MDS, performance-based stock options previously granted to Dr. Scarlett, Ms. Robertson and Dr. Grethlein vested in full.

Executive Transitions

On September 9, 2024, we hired our current Executive Vice President, Chief Commercial Officer, Mr. James Ziegler, after Mr. Anil Kapur departed from the role of Executive Vice President, Corporate Strategy and Chief Commercial Officer on August 31, 2024.

On November 11, 2024, we hired our current Executive Vice President, Research and Development, Joseph Eid, M.D.

On March 10, 2025, Dr. Scarlett, our former President and Chief Executive Officer and Chairman of the Board, ceased serving as our President and Chief Executive Officer and resigned as a member of the Board. In connection with the conclusion of Dr. Scarlett's services in these roles, the Board appointed Ms. Bir, one of our directors, as the Company's Interim President and Chief Executive Officer while the Company conducts a search for a permanent Chief Executive Officer and appointed Elizabeth G. O'Farrell as Chair of the Board.

Important Features of Our Executive Compensation Program

The Compensation Committee has structured our executive compensation program to ensure that our executive management team, including our Named Executive Officers, are compensated in a manner consistent with stockholder interests, competitive pay practices and applicable requirements of regulatory bodies. To help us accomplish these important objectives, we have adopted the following policies and practices over time:

What We Do:	What We Don't Do:
✓ Emphasize pay for performance using a mix of annual and long-term incentives	X Approve automatic or guaranteed annual salary increases
✓ Conduct competitive review designed to ensure executive compensation is aligned to market	X Permit automatic or guaranteed bonuses or long-term incentive awards
✓ Require a compensation recoupment (i.e., clawback) with respect to our executive management team in our executive employment agreements, as well as in our Clawback Policy	X Provide for tax gross-ups
✓ Appoint only independent directors to the Compensation Committee	X Reprice options without stockholder approval
✓ Engage an independent compensation consultant reporting directly to the Compensation Committee	X Allow hedging or pledging of Company stock
✓ Annually assess risk in our compensation programs and identify mitigation strategies	X Grant stock options with an exercise price less than fair market value
✓ Conduct annual say-on-pay vote	

Say-on-Pay Vote

At our 2024 annual meeting of stockholders, we sought an advisory vote from our stockholders regarding the compensation of our Named Executive Officers. The 2024 "say-on-pay" proposal was approved, with approximately 96.1% of the votes cast supporting the proposal. While this vote is a non-binding advisory vote, our Compensation Committee considers the results of the advisory vote as it completes its annual review of each pay element and the compensation packages provided to our Named Executive Officers. In light of the strong level of support evidenced by last year's say-on-pay vote, among other factors, the Compensation Committee maintained its general approach to executive compensation and made no material changes to our executive compensation program for 2024 as a result of the vote; however, the Compensation Committee continues to monitor and evaluate our compensation program going forward in light of our stockholders' views and our evolving needs and business strategy to ensure our compensation program aligns with the interests of our stockholders. We recognize the value of and are committed to engaging with our stockholders. As part of our stockholder engagement efforts, our executive management team addresses a variety of topics through regular contact with investors in a number of forums, including in quarterly earnings calls, investor and industry conferences and analyst meetings.

Our Executive Compensation Program

Philosophy and Objectives

We believe that the leadership of our current executive management team will be vital as we continue the commercialization of RYTELO in the United States and prepare to commercialize RYTELO in select countries in the European Union. Our industry is highly scientific, clinical, regulated and dynamic, which requires an executive management team that is exceptionally educated, dedicated and experienced. We also believe that the work of our executive officers, including our Named Executive Officers, toward accomplishing our corporate goals is highly collaborative and team-oriented, and we strive to ensure that the total compensation levels for our executives are competitive with those of other companies in our industry that compete with us for executive talent. When hiring new members of our executive management team, we work with our independent compensation consultant to understand the current market conditions and expectations based on the candidate's experience and qualifications so that we can offer market-competitive compensation to attract and retain high performing executives with the necessary skills, values and experiences to contribute to our long-term success. Given the highly competitive industry in which we operate and the benefit we believe is conveyed to the Company by attracting, retaining, and motivating highly qualified and talented executives, the Compensation Committee has concluded that market-competitive compensation and retention are key factors in compensation decisions.

Our executive compensation program has the following general objectives:

Objectives	Description
Pay for Performance	We tie annual performance-based bonuses to the successful achievement of pre-established corporate and individual goals tied to our strategy
Alignment to Stockholders' Interests	We structure long-term incentives subject to multi-year vesting based on continued service, such that value is realized based upon the appreciation of stock value and remaining in-service at the Company
Competitiveness	We compare our practices with appropriate peer companies to ensure annual and long-term compensation correspond with industry and market standards

We believe that these objectives align with our compensation philosophy and serve to help attract, motivate and retain our executive officers, including our Named Executive Officers, who drive strategic clinical, commercial and business objectives and build long-term stockholder value.

Pay for Performance/At-Risk Pay

Our executive compensation program is designed to reward achievement of the specific strategic goals that we believe will advance our business strategy and create long-term value for our stockholders. Consistent with our goal of attracting, motivating and retaining a high-caliber executive management team, our executive compensation program is designed to pay for performance. We utilize compensation elements that meaningfully align our Named Executive Officers' interests with those of our stockholders to create long-term value. As such, a significant portion of our Chief Executive Officer's and other executive officers' compensation is "at-risk", performance-based compensation, in the form of long-term equity awards (including, from time to time, performance-vesting equity awards) and annual cash incentives that are only earned if we achieve measurable corporate metrics.

In 2024, approximately 87% of our former Chief Executive Officer's total direct compensation was comprised of "at-risk" compensation, and approximately 77% of the average total direct compensation for Ms. Robertson and Dr. Grethlein, our other Named Executive Officers who served as executive officers for the entire year, was comprised of "at- risk" compensation, in each case in the form of an annual performance-based bonus and long-term equity awards that have value only if our stock price increases from the price of the grant date.

Compensation Components

The primary components of our executive compensation program consist of elements that are available to all employees, including base salary, annual performance-based bonuses, stock options and, beginning January 1, 2025, restricted stock units, and broad-based benefits. To help retain and motivate our executive officers, including our Named Executive Officers, we target total compensation that is competitive with the biotechnology employment markets through the utilization of a mix of short- and long-term compensation, fixed and variable pay and cash and equity-based compensation. We believe a mixture of these components supports our objectives to (1) pay for performance, (2) align with stockholders' interests, and (3) remain competitive in the marketplace. "Total compensation," as referred to in this Compensation Discussion and Analysis, consists of annual base salary, annual performance-based bonus and long-term equity incentive compensation.

In the table below, we describe each compensation component, when it is paid, how we determine the amount or size of each component, and why we pay each component.

| | /---------Fixed Pay ------- / | /------------------Variable Pay (At Risk)--------------- / | |
	Base Salary	**Performance-Based Bonus[1]**	**Long-Term Incentives**
Form	Cash	Cash	Equity
When paid/vested	Ongoing, twice monthly	Annual	Time-Based Stock Options: Subject to six-month cliff vesting for new-hire grants; equity fully vested after four years of continuous service
			New for 2025: Time-based restricted stock units (RSUs): Subject to annual vesting; equity fully vested after four years of continuous service
How determined	• Competitive data • Scope of responsibilities • Work experience • Critical skills • Individual performance	• Target awards are set as a percent of salary based on competitive data • Award payouts are based on achievement of weighted corporate and individual goals and corporate values • CEO bonus tied 100% to corporate goal achievement	• Based on competitive data and industry standards • Takes into consideration potential projected benefit upon stock price appreciation • Strategic company-level objectives (for performance-based awards) when granted
Why paid	Provides competitive levels of fixed pay to attract and retain executives	Motivates attainment of critical near-term priorities by linking annual company and individual performance to an annual incentive	Promotes retention of key talent, aligns executive and stockholder interests and encourages employee ownership in Geron

(1)   Reported as non-equity incentive plan compensation in the Summary Compensation Table.

Allocating Amongst Compensation Components

The Compensation Committee does not have any formal policies for allocating total compensation among the various components of the executive compensation program. Instead, the Compensation Committee uses its judgment, in consultation with its independent compensation consultant, Aon, to establish a mix of current, short-term and long-term incentive compensation, and cash and equity compensation for each Named Executive Officer that our Compensation Committee believes balances the needs of management in leading the business with those of our stockholders to drive near-term and long-term company performance. The Compensation Committee evaluates market data between the 25th and 75th percentiles of our peers to establish fair and equitable pay ranges and focuses on total compensation, factoring in all aspects of pay to maintain a program that is competitive and consistent with common practices. Specifically, in setting the annual level of total compensation for our Named Executive Officers, the Compensation Committee considers various factors, which typically include:

- market-competitive compensation based on defined peer group market data provided by Aon;

- corporate performance, including performance in light of current business challenges;

- our level of achievement of our corporate goals;

- each Named Executive Officer's individual performance (other than our Chief Executive Officer, whose bonus is based entirely on achievement of our corporate goals);

- the criticality of each Named Executive Officer's skill set, and the need to retain such skills;

- the retention value of outstanding equity awards;

- analyses of historical compensation levels for each Named Executive Officer and current company-wide compensation levels; and

- trends for executive compensation for our industry and in our local employment markets.

Each of these factors is considered in the context of our overall compensation philosophy and objectives in determining executive compensation structure, as well as balancing against our financial resources and ability to award cash and equity incentives.

Process for Setting Executive Compensation

Role of the Compensation Committee

Appointed by our Board, the members of our Compensation Committee are independent of our management and meet the Nasdaq listing standards for independence. The Compensation Committee acts on behalf of the Board to oversee the compensation policies and practices applicable to all of our employees, including the administration of our equity plans and employee benefit plans. Typically, the Compensation Committee meets at least once quarterly, and may meet with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer, Chief People Officer, Chief Legal Officer and our independent compensation consultant, Aon. The Compensation Committee also meets in executive session without the presence of any employees. Historically, the Compensation Committee makes decisions related to executive compensation after conducting multiple meetings during the fourth quarter of the calendar year and the first quarter of the ensuing year.

Role of Independent Compensation Consultant

The Compensation Committee actively reviews and assesses our executive compensation program in light of the highly competitive employment environment in the biotechnology industry, the challenges of recruiting, motivating and retaining our executive officers, including our Named Executive Officers, in an industry such as ours, which has much longer business cycles than other commercial industries, and evolving compensation governance and best practices. To assist with this assessment, the Compensation Committee has the authority to retain special counsel and other experts, including compensation consultants, to support their responsibilities in determining executive compensation and related benefits. Since December 2011, the Compensation Committee has retained Aon as its independent compensation consultant due to its extensive analytical and compensation expertise in the biotechnology and pharmaceutical industry. Although the Company pays the costs of Aon's services, the Compensation Committee has the sole authority to engage and terminate Aon's services, as well as to approve fees for Aon's services. Aon makes recommendations to the Compensation Committee, but it has no authority to make compensation decisions on behalf of the Compensation Committee or the Company. The Compensation Committee, at its discretion, may communicate and meet with Aon with no Company employees present.

In March 2024, the Compensation Committee reviewed information from Aon about potential conflicts of interest and analyzed whether the work of Aon as a compensation consultant raised any conflict of interest, taking into consideration the following six factors:

(i) the provision of other services to Geron by Aon, any other Aon company or their affiliates (collectively, the "Aon Affiliates");

(ii) the amount of fees Geron paid to Aon or any Aon Affiliate as a percentage of the firm's total revenue;

(iii)   Aon's policies and procedures to prevent conflicts of interest;

(iv)   any business or personal relationship of Aon, any Aon Affiliates or the individual compensation advisors employed by Aon with an executive officer of the Company;

(v)   any business or personal relationship of the individual compensation advisors employed by Aon with any member of the Compensation Committee; and

(vi)   any Geron Common Stock owned by the individual compensation advisors employed by Aon.

Based on these factors, the Compensation Committee determined that there were no conflicts of interest with respect to the provision of services by Aon to the Compensation Committee. In 2024, fees paid to Aon for their services as a compensation consultant to the Compensation Committee amounted to less than 1.0% of Aon's total revenue for the same period, and Aon did not provide additional services, outside of general compensation survey data, to the Company in 2024. In March 2025, the Compensation Committee performed a similar analysis of Aon's independence, and determined that there were no conflicts of interest with respect to the provision of services by Aon to the Compensation Committee.

For 2024, Aon provided the following services to the Compensation Committee:

- reviewed emerging trends and topics regarding executive and non-employee director compensation;

- recommended the companies to comprise a defined peer group to reference in determining executive and non-employee director compensation;

- provided compensation data and practices related to executive officers for the defined peer group based on data from SEC filings and Aon's Life Sciences Survey;

- conducted a competitive review of the compensation of our executive officers and non-employee directors, including advising on the design and structure of compensation;

- provided an analysis with respect to non-executive compensation, including equity grants;

- prepared an analysis of share usage under our equity incentive plans in comparison to the defined peer group based on data from SEC filings; and

- provided guidance on the size and structure of the new-hire compensation packages provided to senior executive hires.

Role of Management

To aid the Compensation Committee in its responsibilities, during the first quarter of each year, the Chief Executive Officer, with assistance from the Chief Legal Officer and Chief People Officer, provides the Compensation Committee with recommendations relating to the level of achievement the Company has attained with respect to our annual corporate goals. In addition, the Chief Executive Officer presents to the Compensation Committee written assessments of the performance and achievements, including support of our corporate values, for each of the Named Executive Officers (other than himself) for the prior year and recommends an individual performance factor and the corporate values performance factor for each Named Executive Officer (other than himself). The Compensation Committee gives considerable weight to the Chief Executive Officer's performance evaluations of the other Named Executive Officers, since he has direct knowledge of the criticality of their work, performance and contributions. The Compensation Committee does not consult with any other executive officer with regard to its decisions. The Compensation Committee reviews the individual performance factor and the corporate values performance factor for each of the Named Executive Officers (other than the Chief Executive Officer) and adjusts the factors as it deems appropriate prior to approval. The Chief Executive Officer does not participate in the Compensation Committee's or Board's deliberations or decisions with regard to the Chief Executive Officer's own compensation, which is recommended by the Compensation Committee to, and approved by the Independent Board.

Use of Market Data and Peer Group Analysis

When considering executive compensation, the Compensation Committee believes it is important to be informed as to current compensation practices of comparable publicly traded companies in the life sciences industry and to understand the demand and competition that the Company faces in attracting and retaining individuals with specific expertise and experience. The Compensation Committee, therefore, actively reviews and assesses our executive compensation program in light of the highly competitive employment environment in the biotechnology industry, the challenges of recruiting, motivating and retaining our executive management team, including our Named Executive Officers, in an industry such as ours, which has much longer business cycles than other commercial industries, and evolving compensation governance and best practices.

In October 2023, based on the recommendation of Aon, the Compensation Committee determined that a defined peer group was appropriate to reference in connection with making 2024 executive compensation decisions. With the assistance of Aon, the Compensation Committee considered several factors in determining the companies to be included in the defined peer group for 2024 executive compensation decisions, including: (i) sector and stage of development, with a primary focus on publicly held pre-commercial or early-commercial U.S. biotechnology companies; (ii) market capitalizations that were within a reasonable range of our own (approximately one-half to three times our market capitalization); (iii) revenues below $300 million; and (iv) headcounts that were within a reasonable range of our own (approximately one-half to three times our headcount). Based on this analysis, the Compensation Committee determined that the following companies would be referenced when making 2024 executive compensation decisions:

2024 Peer Group[1]		
1. ADMA Biologics, Inc. (ADMA)	8. Deciphera Pharmaceuticals, Inc. (DCPH)	15. Rhythm Pharmaceuticals, Inc. (RYTM)
2. Amylyx Pharmaceuticals, Inc. (AMLX)	9. ImmunityBio, Inc. (IBRX)	16. Seres Therapeutics, Inc. (MCRB)
3. Ardelyx, Inc. (ARDX)	10. ImmunoGen, Inc. (IMGN)	17. SpringWorks Therapeutics, Inc. (SWTX)
4. Catalyst Pharmaceuticals, Inc. (CPRX)	11. Krystal Biotech, Inc. (KRYS)	18. TG Therapeutics, Inc. (TGTX)
5. Coherus Biosciences, Inc. (CHRS)	12. MannKind Corporation (MNKD)	19. Travere Therapeutics, Inc. (TVTX)
6. Cytokinetics, Inc. (CYTK)	13. Mirum Pharmaceuticals, Inc. (MIRM)	20. Veracyte, Inc. (VCYT)
7. Day One Biopharmaceuticals, Inc. (DAWN)	14. Revance Therapeutics, Inc. (RVNC)	21. Vericel Corp. (VCEL)

(1) **The 2024 peer group reflects the following changes from our prior year peer group: (i) the removal of two companies that were acquired (CTI BioPharma and Provention Bio); (ii) the removal of two companies that no longer met the appropriate selection criteria for inclusion (Agenus and Reata Pharmaceuticals); and (iii) the addition of four companies that met the appropriate selection criteria for inclusion (Day One Biopharmaceuticals, MannKind, Mirum Pharmaceuticals and SpringWorks Therapeutics).**

At the time the 2024 peer group was selected, our 60-day average market capitalization approximated the 47th percentile of the 2024 peer group, our headcount was below the 25th percentile of the 2024 peer group, and because we were then a pre-commercial company, our revenues were below the 25th percentile of the 2024 peer group.

In August 2024, with the assistance of Aon, the Compensation Committee evaluated our 2024 peer group and considered AON's recommended updates thereto that were intended to reflect our transition to a commercial-stage company upon FDA approval of RYTELO in June 2024. Based on this analysis, which generally focused on the same factors as described above, the Compensation Committee determined that companies set forth in the table below would be referenced when making 2025 executive compensation decisions. This peer group was also referenced by the Compensation Committee when determining the new hire compensation packages awarded to Mr. Ziegler and Dr. Eid, who commenced employment with the Company in September 2024 and November 2024, respectively.

2025 Peer Group[1]		
1. ADMA Biologics, Inc. (ADMA)	9. Dynavax Technologies Corporation (DVAX)	17. Rhythm Pharmaceuticals, Inc. (RYTM)
2. Agios Pharmaceuticals, Inc. (AGIO)	10. ImmunityBio, Inc. (IBRX)	18. Soleno Therapeutics, Inc. (SLNO)
3. Ardelyx, Inc. (ARDX)	11. Iovance Biotherapeutics, Inc. (IOVA)	19. SpringWorks Therapeutics, Inc. (SWTX)
4. Axsome Therapeutics, Inc. (AXSM)	12. Krystal Biotech, Inc. (KRYS)	20. Syndax Pharmaceuticals (SNDX)
5. Blueprint Medicines Corporation (BPMC)	13. Ligand Pharmaceuticals, Incorporated (LGND)	21. TG Therapeutics, Inc. (TGTX)
6. Catalyst Pharmaceuticals, Inc. (CPRX)	14. Madrigal Pharmaceuticals, Inc. (MDGL)	22. Veracyte, Inc. (VCYT)
7. Cytokinetics, Inc. (CYTK)	15. MannKind Corporation (MNKD)	23. Vericel Corp. (VCEL)
8. Day One Biopharmaceuticals, Inc. (DAWN)	16. Mirum Pharmaceuticals, Inc. (MIRM)	

(1)   The 2025 peer group reflects the following changes from our 2024 peer group: (i) the removal of two companies that were acquired (Deciphera Pharmaceuticals and Immunogen); (ii) the removal of five companies that no longer met the appropriate selection criteria for inclusion (Amylyx Pharmaceuticals, Coherus Biosciences, Revance Therapeutics, Seres Therapeutics and Travere Therapeutics); and (iii) the addition of nine companies that met the appropriate selection criteria for inclusion (Agios Pharmaceuticals, Axsome Therapeutics, Blueprint Medicines, Dynavax Technologies, Iovance Biotherapeutics, Ligand Pharmaceuticals, Madrigal Pharmaceuticals, Soleno Therapeutics and Syndax Pharmaceuticals).

At the time the 2025 peer group was selected, our 60-day average market capitalization approximated the 67th percentile, our headcount was below the 25th percentile, and, because we had recently received FDA approval for RYTELO and just commenced commercialization, our revenues were below the 25th percentile of the 2025 peer group.

Setting Base Salaries

The Compensation Committee (or the Independent Board with respect to the Chief Executive Officer, upon recommendation from the Compensation Committee), in consultation with Aon, sets base salaries for our Named Executive Officers when they join our Company or upon promotion. In addition, at the beginning of each calendar year, the Compensation Committee, in consultation with Aon (or the Independent Board with respect to our Chief Executive Officer, upon recommendation from the Compensation Committee), reviews and determines base salaries for our Named Executive Officers. The Compensation Committee (or the Independent Board with respect to our Chief Executive Officer, upon recommendation from the Compensation Committee) considers various factors, as noted above, in determining whether any base salary adjustments are necessary. The Compensation Committee does not apply any specific formulas in determining increases in base salaries for our Named Executive Officers and instead employs a holistic analysis of multiple relevant factors using its professional judgement and experience in determining base salary increases. Increases in base salary typically are effective as of January 1st of each calendar year.

Assessing Annual Corporate Performance

At the beginning of each calendar year, the Chief Executive Officer develops, with input from our Named Executive Officers, our annual corporate goals, including recommended weightings for each goal. The weighting for each corporate goal depends on its importance and business value for Geron and our stockholders. In addition, each goal is established with criteria to measure target goal accomplishment (100%), as well as criteria to measure stretch goal accomplishment (up to an additional 50% in the aggregate in certain cases). The Chief Executive Officer submits the corporate goals and recommended weightings to the Compensation Committee and the Independent Board for their review and approval. The Compensation Committee and Independent Board review the corporate goals and weightings and modify them as they deem appropriate prior to approval.

During the first quarter of the year, as part of the annual year-end performance review process, the Compensation Committee evaluates our achievement of the corporate goals for the preceding year. To aid the Compensation Committee in its responsibilities, the Chief Executive Officer, with assistance from the Chief Legal Officer and Chief People Officer, provides the Compensation Committee with recommendations relating to the achievement the Company has attained with respect to our annual corporate goals, known as the corporate goal achievement factor. The Compensation Committee does not use a rigid formula to determine the corporate goal achievement factor, and to date, has not established a minimum threshold or maximum value that may be potentially realized for the corporate goal achievement factor. Also, the Compensation Committee can take into account additional achievements by the Company not originally set forth in the annual corporate goals. The corporate goal achievement factor can range from 0% to 150%. The Compensation Committee evaluates the corporate goal achievement factor and recommends the corporate goal achievement factor to the Independent Board, who has the final approval. In assessing the corporate goal achievement factor, the Compensation Committee and Independent Board consider the following:

- the degree of success in achieving each corporate goal;

- the degree of difficulty in achieving the corporate goal;

- whether significant unforeseen obstacles or favorable circumstances altered the expected difficulty of achieving the desired results;

- other conditions that may have made the stated goal more or less important to our success; and

- any other significant company accomplishments not included in the formal goals, but nonetheless deemed important to our near- and long-term success.

The Compensation Committee recommends the corporate goal achievement factor to the Independent Board, which considers the recommendation of the Compensation Committee and may accept or modify such recommendation before approval. The Independent Board has the discretion to approve a corporate goal achievement factor above the maximum range in extraordinary circumstances where it determines such an increase is warranted. Calculation of annual performance-based bonuses for all employees, including our Named Executive Officers, generally occurs at the beginning of each calendar year based on performance of the prior year. Payment of annual performance-based bonuses typically occurs in the first quarter of the calendar year.

Determining Equity Grants

The Compensation Committee (or the Independent Board with respect to our Chief Executive Officer, upon recommendation from the Compensation Committee), in consultation with Aon, determines the size of any stock option grant according to each executive officer's position. To do so, the Compensation Committee considers numerous factors, as outlined below under "2024 Stock Option Grants" and has the discretion to give relative weight to each of these factors as it sets the size of the stock option grant to appropriately create an opportunity for future reward based on increasing stockholder value. There is no set formula for the granting of stock options to employees, including our Named Executive Officers; however, we reference the grant ranges based on the market data provided by Aon for each position. While we have not adopted formal stock ownership or holding guidelines, our Named Executive Officers generally have held a substantial portion of the stock options they have received, even long after the stock options have vested, which helps to maintain alignment between the interests of our Named Executive Officers and those of our stockholders over the longer term.

Stock Option Granting Practices

Our general policy is to grant stock options on fixed dates determined in advance. All required approvals are obtained in advance of or on the actual grant date. The exercise price of all stock option grants, including to executive officers and directors, is equal to the closing price of our Common Stock as reported by the Nasdaq Global Select Market on the date of grant. Our standard vesting schedule for the first stock option grant awarded to newly hired employees, including executive officers, provides that 12.5% of the shares granted will vest six months after the vesting commencement date of the grant, and the remaining shares will vest in equal monthly installments over the following 42 months, so that vesting is complete four years from the date of grant, provided the employee continues to provide services to the Company during that time. Additional stock option grants made after an employee, including an executive officer, has provided services to the Company for more than six months, generally vest monthly from the date of grant over four years.

For more information about the timing of stock option grants, see the section entitled "Policies and Practices Related to the Grant of Certain Equity Awards."

Compensation Decisions in 2024

2024 Base Salaries

In February 2024, the Compensation Committee reviewed and adjusted the base salaries for our executive management team, including our then-serving Named Executive Officers. In determining such adjustments, the Compensation Committee considered a number of factors, including:

- the peer group market data provided by Aon at the 25th, 50th and 75th percentiles;
- the individual performance of each Named Executive Officer in 2023, including the breadth of their responsibilities and the level of difficulty required to achieve the individual's goals for 2024;
- tenure, experience, skills and breadth of responsibilities of each Named Executive Officer;
- managerial leadership exhibited by each Named Executive Officer;
- achievement of the 2023 corporate goals and the active engagement of each Named Executive Officer that contributed to the achievement of the goals; and
- the anticipated level of difficulty in replacing a Named Executive Officer with someone of comparable experience and skill, especially as the Company continues to develop as a commercial-stage company.

Based on this analysis, the Compensation Committee and, with respect to Dr. Scarlett, the Independent Board, approved base salary increases of 3% for each of Dr. Scarlett and Ms. Robertson, reflecting a market competitive merit increase. In addition, the Compensation Committee approved a base salary increase of approximately 14% for Dr. Grethlein to align his base salary closer to the 50th percentile of our peer group (his 2023 base salary fell below the 25th percentile of our peer group) and to reflect his broad cross-functional responsibilities in 2024 as our Chief Operating Officer. The 2024 base salary increases for Dr. Scarlett, Ms. Robertson and Dr. Grethlein became effective as of January 1, 2024.

The Compensation Committee approved base salaries for Mr. Ziegler and Dr. Eid in connection with their commencement of employment with the Company in September 2024 and November 2024, respectively. In determining such base salaries, the Compensation Committee considered several factors, including the 2025 peer group market data, the competitive market for executive talent in our industry, and the scope of their responsibilities.

The following were the approved annualized base salaries for each of our Named Executive Officers for 2024:

Named Executive Officer	2023 Base Salary	2024 Base Salary	Salary Increase (%)
John A. Scarlett, M.D.	787,000	810,600	3%
Michelle J. Robertson	525,000[1]	540,800	3%
Joseph Eid, M.D.	N/A	650,000[2]	N/A
Andrew J. Grethlein, Ph.D.	525,000	600,000	14.3%
James Ziegler	N/A	525,000[3]	N/A

(1) Effective upon Ms. Robertson's commencement of employment with the Company on September 25, 2023.

(2) Effective upon Dr. Eid's commencement of employment with the Company on November 11, 2024.

(3) Effective upon Mr. Ziegler's commencement of employment with the Company on September 9, 2024.

2024 Annual Performance-Based Bonuses

In keeping with our pay for performance philosophy, the annual performance-based bonus that can be earned by each Named Executive Officer is variable and at risk due to its dependency on the performance of the individual and the overall Company. Consistent with prior years, for 2024, other than Dr. Scarlett, each Named Executive Officer's annual performance-based bonus (with the exception of Dr. Eid) was contingent on the following: 50% upon the level of achievement of our corporate goals, 30% upon the level of achievement of individual goals, and 20% upon individual support and manifestation of our corporate values. Dr. Scarlett's annual performance-based bonus was 100% contingent upon the level of achievement of our corporate goals. Dr. Eid was not eligible for, and he therefore did not receive, an annual performance-based bonus for 2024, due to the fact that his employment with the Company commenced in November 2024, and it is our practice to not award annual bonuses or base salary increases to employees, including Named Executive Officers, who commence employment after October 1 of the applicable calendar year. Pursuant to his employment agreement, Dr. Eid's annual performance-based bonus target is equal to 55% of his base salary.

The table below summarizes the 2024 annual performance-based bonus targets as a percentage of annual salary for each of our Named Executive Officers (other than Dr. Eid, who was not eligible to receive a 2024 annual performance-based bonus). Each of these bonus targets approximated the 50th percentile of our peer group data, and with respect to the bonus targets of Dr. Scarlett, Ms. Robertson and Dr. Grethlein, they remained unchanged from their prior year levels. The Compensation Committee determined that these bonus targets were appropriate for 2024 in light of the functions for which our Named Executive Officers were accountable to ensure achievement of our 2024 corporate goals, and that they strengthened our ability to retain our Named Executive Officers in a competitive job market.

Named Executive Officer	Annual Incentive Bonus Target as a % of Salary
John A. Scarlett, M.D.	65%
Michelle J. Robertson	45%
Andrew J. Grethlein, Ph.D.	50%
James Ziegler [1]	45%

(1)   Mr. Ziegler joined the Company in September 2024 and was eligible to receive a pro-rated bonus based on the period of his employment with the Company during 2024.

2024 Corporate Goal Achievement Factor

The tables below summarize the corporate and stretch goals approved by the Independent Board for 2024, including assigned weightings, and the Compensation Committee's and Independent Board's assessments of the level of achievement of those goals. The Independent Board considered each 2024 goal to be rigorous and attainable only with strong performance, and they were designed to meaningfully advance our business strategy and, in so doing, contribute to the creation of stockholder value. In furtherance of our commitment to extend and enhance the lives of patients by altering the underlying drivers of disease, our 2024 corporate goals primarily focused on continuing to prepare for the potential FDA approval and commercial launch of RYTELO in the U.S., as well as continuing to achieve patient enrollment in IMpactMF, our Phase 3 clinical trial of RYTELO in patients with relapsed/refractory MF.

Based on the achievements noted below, the Compensation Committee recommended, and the Independent Board approved, the overall 2024 corporate goal achievement factor to be 125%.

2024 Corporate Goals	Weighting	Highlights of Company Performance	Achieved?	Total Percentage Achieved
Achieve FDA approval of RYTELO (imetelstat)	35%	• FDA approval of RYTELO for the treatment of certain adult patients with LR-MDS with transfusion-dependent anemia granted on June 6, 2024	Yes	35%
Achieve U.S. label consistent with assumptions in operational forecast	10%	• Received FDA label indicating that RYTELO was approved for ESA relapsed/refractory or ineligible lower-risk MDS patients regardless of ring-sideroblast status	Yes	10%
Achieve 70% patient enrollment in IMpactMF, our Phase 3 clinical trial of RYTELO in patients with relapsed/refractory MF	10%	• 70% patient enrollment in IMpactMF achieved in August 2024	Yes	10%
Achieve U.S. commercial sales target for RYTELO of $33 million in gross revenue	10%	• Achieved gross revenue for RYTELO of $89.4 million[1]	Yes	10%
Successfully complete manufacture of 188 mg vial drug product manufacturing process validation lots at CMO	10%	• In progress at year end; set-up completed but production delayed due to maintenance shutdown at CMO facility in Q4 2024	Partially achieved	5%
Secure aggregate new funding of ≥ $150M	15%	• Secured $150 million gross proceeds in equity offering in March 2024 and, in November 2024, up to $375 million in non-equity funding with Royalty Pharma and Pharmakon Advisors, of which $250 million in cash was provided to Geron at closing with another $125 million in debt available	Achieved	15%
At least 95% of employees on board by September 1, 2024 attend at least one Geron-conducted healthcare compliance training session in 2024	5%	• Over 97% of employees on board by September 1, 2024 attended at least one Geron-conducted healthcare compliance training session in 2024	Achieved	5%
Experience turnover rate <10%	5%	• Limited turnover rate to <8%	Achieved	5%
Total 2024 Corporate Goals Achieved				**95%**

2024 Stretch Goals	Weighting	Highlights of Company Performance	Achieved?	Total Percentage Achieved
Achieve positive opinion by CHMP recommending the approval of RYTELO for the treatment of adult patients with transfusion-dependent anemia due to LR- MDS	+10%	• Positive CHMP opinion received in December 2024	Yes	+10%
Demonstrate proof of concept for imetelstat in frontline MF or relapsed/refractory acute myelogenous leukemia/high-risk myelodysplastic syndrome	+10%	• Announced Phase I findings from the two-part IMproveMF study suggesting tolerability of imetelstat in combination with ruxolitinib as frontline therapy in patients with MF	Yes	+10%
Exceed U.S. commercial sales target for RYTELO of $33 million in gross revenue by 15% ($38 million)	+10%	• Achieved gross revenue for RYTELO of $89.4 million, thereby exceeding the U.S. commercial sales target by more than 15%[1]	Yes	10%
Complete a Board-approved business transaction	+20%	• Not achieved	No	0%
Total 2024 Stretch Goals Achieved				**30%**
Total 2024 Corporate Goal Achievement Factor	Potential: Up to 150%		**Actual: 125%**	

(1) For a reconciliation of RYTELO gross product sales to reported RYTELO net product sales of $76.5 million for the year ended December 31, 2024, please see "Revenues -- Product Revenues, net" on page 81 of our Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC on February 27, 2025.

As summarized above, the Compensation Committee reviewed and recommended to the Independent Board, and the Independent Board determined, that the Company achieved 95% of the annual corporate goals and 30% of the stretch goals, for a total aggregate corporate goal achievement factor of 125%.

2024 Individual Performance and Corporate Values Performance Factors

Each Named Executive Officer's 2024 individual performance factor was assessed on a holistic, non-formulaic basis taking into account multiple factors including, personal performance in accomplishing individual, team, departmental and functional goals and objectives; the overall performance of the functional areas for which the executive officer has responsibility; the manner in which the executive officer contributes to the overall success of the Company, including areas outside of his or her responsibility; and the overall management of staff within the department for which the executive officer is responsible. Each Named Executive Officer's individual corporate values performance factor was based on actions during 2024 demonstrating his or her full support and manifestation of our corporate values. Our corporate values are pioneering pathways, better together, always authentic and purpose driven. Using the evaluations conducted by the Chief Executive Officer, the Compensation Committee determined the actual individual performance factor for our Named Executive Officers (other than the Chief Executive Officer) for 2024, which ranged from 125% to 130%, and the actual corporate values performance factor, which was 100%.

2024 Individual Achievements by Named Executive Officers

Consistent with prior years, Dr. Scarlett's 2024 annual performance-based bonus was tied 100% to the corporate goal achievement factor. Accordingly, with the Independent Board approval of the corporate goal achievement factor of 125% and Dr. Scarlett's direct responsibility and contributions for the achievement of such goals, the Compensation Committee recommended, and the Independent Board approved, that Dr. Scarlett receive 125% of his 2024 target annual performance-based bonus.

Ms. Robertson was awarded an individual performance factor of 125% and a corporate values performance factor of 100% based on the achievements and contributions made by Ms. Robertson during 2024, including, in particular, that Ms. Robertson:

- served a key leadership role in a broad range of functional areas, including finance, accounting, financial planning and analysis, investor relations and corporate communications, procurement and information technology;

- conducted an assessment of the information technology organization, resulting in a reorganized department with broadened and commercially supportive experience;

- evaluated and implemented enterprise resource planning, budget and procurement systems that support a commercially poised organization; and

- led an equity offering that provided $150 million in gross proceeds and synthetic royalty and debt financings that provided $250 million in cash, with another $125 million in debt available.

Dr. Grethlein was awarded an individual performance factor of 130% and a corporate values performance factor of 100% based on the achievements and contributions made by Dr. Grethlein during 2024, including, in particular, that Dr. Grethlein:

- served a key leadership role in a broad range of functional areas, including regulatory, manufacturing, quality, safety/pharmacovigilance, and human resources;

- maintained responsibility and accountability for key interactions with regulatory authorities, including timely and effective responses to FDA information requests in connection with the Company's first NDA filing for imetelstat; preparation and strategy for the FDA's Oncologic Drugs Advisory Committee meeting, responses to manufacturing and quality matters, and the European Marketing Authorization Application submission and review process;

- maintained responsibility and accountability for pre- and post-marketing pharmacovigilance strategy and launch readiness; and

- maintained responsibility and accountability for pre-commercial and commercial ready manufacturing and quality operations and strategy, including implementation of alternative supply strategies.

Mr. Ziegler was awarded an individual performance factor of 125% and a corporate values performance factor of 100% based on the achievements and contributions made by Mr. Ziegler during 2024, including, in particular, that Mr. Ziegler:

- served a key leadership role in a broad range of functional areas, including sales and marketing, commercial operations, marketing access and business analytics; and

- upon joining the Company in September 2024, conducted an assessment of the commercial organization and implemented changes to optimize the U.S. launch of RYTELO, resulting in a reorganization of the commercial team and onboarding new leaders in sales and marketing and commercial operations with significant experience in new product launches.

Following are the annual performance-based bonus targets and weighting percentages for each of the factors used to calculate the 2024 annual performance-based bonus for each of our Named Executive Officers (other than Dr. Eid, who was not eligible to receive a 2024 annual performance-based bonus due to his commencement of employment with the Company after October 1, 2024), as well as the 2024 actual bonus percentage awarded.

Named Executive Officer	(A) Annual Incentive Bonus Target as a % of Salary	(B) Corporate Goal Achievement Weighting	(C) 2024 Corporate Goal Achievement Factor	(D) Individual Performance Weighting	(E) 2024 Individual Performance Factor	(F) Corporate Values Weighting	(G) 2024 Corporate Values Performance Factor	= (A*B*C) + (A*D*E) + (A*F*G) Annual Incentive Bonus Awarded as a % of Salary
John A. Scarlett, M.D.	65%	100%	125%	N/A	N/A	N/A	N/A	81.25%
Michelle J. Robertson	45%	50%	125%	30%	125%	20%	100%	54.00%
Andrew J. Grethlein, Ph.D.	50%	50%	125%	30%	130%	20%	100%	60.75%
James Ziegler	45%	50%	125%	30%	125%	20%	100%	54.00%

New Hire Sign-On Bonus

In certain circumstances, we provide cash sign-on bonuses to attract executive talent. We determine whether to provide a newly hired executive with a sign-on bonus on a case-by-case basis after taking into account the specific circumstances involving hiring the executive, such as compensating the executive for certain bonus payments that the executive may forfeit from a previous employer or creating an additional incentive for the executive to join us.

Dr. Eid commenced serving as our Executive Vice President, Research and Development in November 2024. In connection with his hire, Dr. Eid received a one-time cash sign-on bonus of $200,000 as an inducement to join the Company, which the Compensation Committee determined was essential to the successful recruitment of Dr. Eid, who was ineligible to receive an annual performance-based bonus under our bonus program for 2024 due to his commencement of employment after October 1, 2024, in light of the highly competitive market environment in the biotechnology industry. The sign-on bonus is subject to repayment if Dr. Eid voluntarily leaves the Company before the first anniversary of the commencement of his employment.

2024 Stock Option Grants

Consistent with the objectives of our executive compensation program to link pay with performance, align the interests of stockholders and employees, and encourage employee ownership in Geron, the Compensation Committee (or the Independent Board with respect to our Chief Executive Officer, upon recommendation from the Compensation Committee) approved annual stock option grants in February 2024 to our Named Executive Officers who were employed at that time, as well as new hire stock option grants to Mr. Ziegler and Dr. Eid upon their commencement of employment in September and November 2024, respectively. The Compensation Committee (or the Independent Board with respect to our Chief Executive Officer, upon recommendation from the Compensation Committee), in consultation with Aon, determines the size of any stock option grant to members of our executive management team, including our Named Executive Officers, according to each individual's role in the Company. There is no set formula for the granting of stock options to employees, including our Named Executive Officers; however, the Compensation Committee (or the Independent Board with respect to our Chief Executive Officer, upon recommendation from the Compensation Committee) considered the following factors for each Named Executive Officer:

- overall corporate performance in the prior year;

- a Named Executive Officer's recent performance history (if applicable) and his or her potential for future responsibility;

- criticality of the individual to the long-term success of the Company;

- stock options previously granted to the individual;

- the amount of actual versus theoretical equity value per year that has been derived to date by the individual;

- the current actual value of unvested equity grants for each individual;

- the percentage of stock option grants with exercise prices greater than Geron's current stock price; and

- the number of stock option grants that have expired unexercised as a result of market conditions.

In addition to the above factors, the Compensation Committee (or the Independent Board with respect to our Chief Executive Officer, upon recommendation from the Compensation Committee) referenced the defined peer group market data provided by Aon and, consistent with our philosophy to place greater emphasis on at-risk compensation elements that align with the creation of long-term value for our stockholders, determined that in 2024 generally targeting between the 50th and 75th percentiles of our peer group data for total equity compensation was appropriate for determining the level of stock option grants for our Named Executive Officers (other than for Mr. Ziegler and Dr. Eid, whose new hire stock option grants were each made as an inducement to join the Company and to create meaningful alignment between their incentives and the interests of our stockholders).

In 2024, the Compensation Committee (and the Independent Board with respect to the Chief Executive Officer, upon recommendation from the Compensation Committee) also determined that the equity awards granted to our Named Executive Officers in 2024 should continue to consist only of stock options, consistent with market trends for pre-commercial / development stage companies whereby value is created over time for investors as our product portfolio advances and we gain regulatory approvals. In accordance with our equity grant practices, the exercise price for the stock option grants was equal to the closing price of our Common Stock reported by the Nasdaq Global Select Market on the date of grant and the vesting schedule is monthly over four years from the date of grant, provided the Named Executive Officer continues to provide services to Geron, with new hire stock options subject to six-month cliff vesting.

Pursuant to the terms of our equity incentive plans, the vesting of such stock options is subject to acceleration under certain termination or change in control circumstances as described under the sub-section entitled "Potential Payments Upon Termination or Change in Control."

Our Named Executive Officers received the following stock option grants in 2024. For additional information on each grant, see the "Outstanding Equity Awards at Fiscal Year-End" table.

Named Executive Officer	Annual Time-Based Stock Option Grant (# of shares)	New Hire Time-Based Stock Option Grant (# of shares)
John A. Scarlett, M.D.	3,000,000	—
Michelle J. Robertson	850,000	—
Joseph Eid, M.D.	N/A[1]	2,500,000
Andrew J. Grethlein, Ph.D.	1,200,000	—
James Ziegler	N/A[1]	1,600,000

(1)   Annual time-based stock option grants are customarily made by our Compensation Committee in February of the applicable year. Because Mr. Ziegler and Dr. Eid commenced employment with the Company in September 2024 and November 2024, respectively, neither individual received an annual time-based stock option grant in 2024.

2025 Change to Annual Equity Grant Mix

In February 2025, upon the recommendation of Aon and to be more consistent with competitive market practice among commercial-stage biotechnology companies, the Compensation Committee and the Independent Board determined that the annual equity grants made to our currently-serving Named Executive Officers for 2025 will consist of a mix of stock options and RSUs, with stock options representing 75% of the target total value of each annual grant and RSUs representing the remaining 25% of such target total value. In making such determination, the Compensation Committee also considered that RSUs help build stock ownership, provide long-term retention value, and are less dilutive to our stockholders than stock options. Our Compensation Committee and Independent Board determined, upon recommendation of Aon, to grant RSUs in an amount equal to one-half of the amount that would be granted in stock options.

Vesting of Performance-Based Stock Options Granted in Prior Years

In June 2024, upon approval by the FDA for imetelstat in LR-MDS, performance-based stock options previously granted to Drs. Scarlett and Grethlein in November 2018 and to Ms. Robertson in September 2023 each vested in full. Accordingly, Dr. Scarlett, Dr. Grethlein and Ms. Robertson vested in 1,000,000 shares, 452,804 shares and 250,000 shares, respectively.

Additional Compensation Information

Other Benefits

Prior to the conclusion of his service to the Company on March 10, 2025, and in accordance with his employment agreement, in 2024, Dr. Scarlett was eligible to receive reimbursement for up to $4,000 per month in housing expenses and up to $20,000 for travel costs incurred over the course of the year, in connection with the commute from his personal residence in Texas to our headquarters in Foster City, California. These commuting expense benefits were negotiated with Dr. Scarlett at the time of his initial employment in 2011 and were deemed a reasonable expense and necessary inducement to his commencement of employment with us. Dr. Scarlett ceased serving as our President and Chief Executive Officer and resigned from our Board on March 10, 2025, and he did not receive separate compensation for serving as a member of our Board.

Geron offers a comprehensive array of benefits to its employees, including our Named Executive Officers. These include:

- comprehensive medical, dental, vision coverage and life insurance;

- a "cafeteria" plan administered pursuant to Section 125 of the Code, which includes Geron's medical and dental insurance, medical reimbursement, and dependent care reimbursement plans;

- monthly stipend to reimburse for expenses associated with remote working;

- annual reimbursement allowance for health and wellness expenses;

- a 401(k) plan, which is a retirement savings defined contribution plan established in accordance with Section 401(a) of the Code (in 2024, we provided a fully vested employer matching contribution in cash equal to 50% of each employee's annual contributions, up to a maximum of $10,000); and

- an Employee Stock Purchase Plan, which is implemented and administered pursuant to Section 423 of the Code.

Executive officers pay for 20% of their health premium cost, which is deducted from their gross salary. Other employees pay either 10% or 15% of their health premium cost. We do not offer any defined benefit pension plans or health benefits during retirement.

Employment Agreements and Potential Payments Upon Termination or Change in Control

We have entered into written employment agreements with each of our executive officers, including our Named Executive Officers, that set forth the terms of their employment, including initial base salaries, and eligibility to participate in the Company's annual performance-based bonus program. In addition, each employment agreement includes restrictive covenants, such as non-compete and non-solicitation provisions, that would apply in the event of termination, which our Board believes helps to protect the value invested by the Company in its personnel and operations. Each of our executive officers, including our Named Executive Officers, is employed "at will."

Our executive officers, including our Named Executive Officers, are entitled to certain severance and change in control benefits under the terms of our Amended Severance Plan (as defined below in the sub-section entitled "Amended Severance Plan"), their employment agreements and our equity plans, as further described under the sub-section entitled "Potential Payments Upon Termination or Change in Control." Given the nature of the life sciences industry and the range of strategic initiatives we may explore, the Compensation Committee believes these severance and change in control provisions are essential elements of our executive compensation program and assist us in recruiting, retaining and developing key management talent in the competitive biotechnology employment market. Our change in control benefits are intended to allow employees, including our Named Executive Officers, to focus their attention on the business operations of the Company in the face of the potentially disruptive impact of a rumored or actual change in control transaction, to assess takeover bids objectively without regard to the potential impact on their own job security and to allow for a smooth transition in the event of a change in control of the Company. In addition, our severance benefits provide reasonable protection to our executive officers, including our Named Executive Officers, in the event that they are not retained. We do not provide for any excise tax gross-ups in the Amended Severance Plan or in an individual employment agreement with any of our executive officers, including our Named Executive Officers.

Clawback Policies

Our Compensation Committee has adopted an Incentive Compensation Recoupment Policy (the "Clawback Policy"), which complies with Nasdaq's listing standards that apply to incentive compensation earned after October 2, 2023. The Clawback Policy provides that, in the event we are required to prepare an accounting restatement, we will be required to recover incentive-based compensation received by any current or former executive officer based wholly or in part upon the attainment of a financial reporting measure that was erroneously awarded during the three completed fiscal years immediately preceding the date the restatement was required.

In addition to the Clawback Policy, as a public company subject to the provisions of Section 304 of the Sarbanes-Oxley Act of 2002, if we are required as a result of misconduct to restate our financial results due to our material noncompliance with any financial reporting requirements under the federal securities laws, our Chief Executive Officer and Chief Financial Officer may be legally required to reimburse us for any bonus or other incentive-based or equity-based compensation they receive.

Each of our executive officers' employment agreements also contains a "clawback provision" that requires the executive officer to forfeit his or her entire annual performance-based bonus if we determine that such executive officer has engaged in any misconduct intended to affect the payment of his or her annual performance-based bonus, or has otherwise engaged in any act or omission that would constitute cause for termination of his or her employment, as defined by his or her employment agreement.

Tax and Accounting Implications of Executive Compensation

Under Section 162(m), compensation paid to each of the Company's "covered employees" that exceeds $1 million per taxable year is generally non-deductible, unless the compensation qualifies for certain grandfathered exceptions (including the "performance-based compensation" exception) for certain compensation paid pursuant to a written binding contract in effect on November 2, 2017 and not materially modified on or after such date.

Although the Compensation Committee will continue to consider tax implications as one factor in determining executive compensation, the Compensation Committee also looks at a number of other factors in making its decisions and retains the flexibility to provide compensation to the Company's Named Executive Officers in a manner consistent with the goals of the Company's executive compensation program and the best interests of the Company and its stockholders.

In addition to considering the tax consequences, the Compensation Committee considers the accounting consequences of its decisions, including the impact of stock-based compensation expense being recognized in connection with stock option grants, in determining the size and form of different equity awards.

Compensation Committee Report

The Compensation Committee of Geron's Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and contained within this Proxy Statement with management and, based on such review and discussions, our Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated into our Annual Report on Form 10-K for the year ended December 31, 2024.

Submitted by the members of the Compensation Committee of the Board of Directors:

Susan M. Molineaux, Ph.D. (Chair)
Gaurav Aggarwal, M.D.
Robert J. Spiegel, M.D., FACP

This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, other than in Geron's Annual Report on Form 10-K where it shall be deemed to be furnished, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Executive Compensation Tables and Related Narrative Disclosure

Summary Compensation Table

The following table includes information concerning compensation for the years ended December 31, 2024, 2023 and 2022 with respect to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
John A. Scarlett, M.D. Former Chairman of the Board, President and Chief Executive Officer	2024	810,600	—	4,591,200	658,600	64,838	6,125,238
	2023	787,000	17,906	3,563,000	493,694	62,492	4,924,092
	2022	761,320	—	1,468,740	671,000	96,142	2,997,202
Michelle J. Robertson Executive Vice President, Finance, Chief Financial Officer and Treasurer (as of September 25, 2023)	2024	540,800	—	1,300,840	292,000	13,576	2,147,216
	2023	141,346	126,194	2,128,680	67,006	6,433	2,469,659
Joseph Eid, M.D. Executive Vice President, Research & Development (as of November 11, 2024)	2024	93,750	200,000[4]	6,902,500	—	10,348	7,762,848
Andrew J. Grethlein, Ph.D. Executive Vice President, Chief Operating Officer	2024	600.000	—	1,836,480	364,500	12,976	2,813,956
	2023	525,000	5,007	1,588,080	281,093	15,911	2,415,091
	2022	507,546	—	524,550	302,500	37,153	1,371,749
James Ziegler Executive Vice President, Chief Commercial Officer (as of September 9, 2024)	2024	163,221	—	5,154,400	88,300	1,044	5,768,744

(1)   Amounts do not reflect dollar amounts actually received by our Named Executive Officer and instead, in accordance with SEC rules, represent the aggregate grant date fair value of stock option awards granted during the applicable fiscal year as calculated in accordance with FASB ASC Topic 718. Refer to Note 10 of the consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024 regarding assumptions underlying the valuation of stock options on awards and the calculation method. Refer to the tables under the sub-section entitled "Outstanding Equity Awards at Fiscal Year-End" for information as to each Named Executive Officers' vested and unvested stock option holdings, and under the sub-section entitled "Compensation Discussion and Analysis - 2024 Stock Option Grants" for the number of stock options granted during 2024.

(2) Amounts disclosed under the "Non-Equity Incentive Plan Compensation" column represent the portion of the annual performance-based bonuses earned pursuant to objective performance criteria established as part of our annual performance-based bonus plan for the indicated year for the achievement of pre-established corporate and other goals. For further discussion on performance-based bonuses paid for 2024, see the sub-section entitled "Compensation Discussion and Analysis - 2024 Annual Performance-Based Bonuses." Annual performance-based bonuses earned during the year are typically paid in February of the following year.

(3) Amounts shown include, as applicable: (i) reimbursements for housing, travel expenses and working from home reimbursements; (ii) the portion of life and disability insurance premiums paid by the Company; and (iii) the matching contribution made to the Geron 401(k) Plan on behalf of each Named Executive Officer. Amounts for the 2024 fiscal year were as follows:

Named Executive Officer	Housing Allowance ($)	Commute Travel Reimbursement ($)	Insurance Premiums ($)	401(k) Match ($)[a]	Working from Home Reimbursement ($)	Total ($)
John A. Scarlett, M.D.	48,000	14,198	1,440	—	1,200	64,838
Michelle J. Robertson	—	—	1,776	10,000	1,800	13,576
Joseph Eid, M.D.	—	—	148	10,000	200	10,348
Andrew J. Grethlein, Ph.D.	—	—	1,776	10,000	1,200	12,976
James Ziegler	—	—	444	—	600	1,044

(a) Under Geron's 401(k) Plan, all participating employees may contribute up to the annual Internal Revenue Service contribution limit. In December 2024, the Compensation Committee approved a matching contribution equal to 50% of each employee's annual contributions during 2024, up to a maximum amount of $10,000. The matching contributions were paid in cash in February 2025.

(4) For Dr. Eid, $200,000 reflects a sign-on bonus paid in 2024 in connection with the commencement of his employment with the Company, which bonus is subject to repayment if he voluntarily leaves the Company before the one-year anniversary of his commencement of employment. For further discussion on the sign-on bonus, see the sub-section entitled "Compensation Discussion and Analysis - New Hire Sign-On Bonus."

Grants of Plan-Based Awards for 2024

The following table sets forth information regarding grants of plan-based awards with respect to each of our Named Executive Officers for the 2024 fiscal year:

Named Executive Officer	Approval Date	Grant Date	Type of Award	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Target ($)[1]	All Other Option Awards: Number of Securities Underlying Options (#)[2]	All Other Option Awards: Exercise Price of Stock Options ($/Sh)[3]	All Other Option Awards: Grant Date Fair Value of Stock Option Awards ($)[4]
John A. Scarlett, M.D.			Annual Performance-Based Bonus	$526,890			
	02/14/24	02/14/2024	Options		3,000,000	$2.10	$4,591,200
Michelle J. Robertson			Annual Performance-Based Bonus	$243,360			
	02/14/24	02/14/2024	Options		850,000	$2.10	$1,300,840
Joseph Eid, M.D.			Annual Performance-Based Bonus				
	11/01/24	11/11/2024	Options		2,500,000	$4.12	$6,902,500
Andrew J. Grethlein, Ph.D.			Annual Performance-Based Bonus	$300,000			
	02/14/24	02/14/2024	Options		1,200,000.00	$2.10	$1,836,480
James Ziegler			Annual Performance-Based Bonus	$236,250			
	08/08/24	09/09/2024	Options		1,600,000	$4.41	$5,154,400

(1) This column sets forth the target amount of each Named Executive Officer's annual performance-based bonus for the 2024 fiscal year under our annual performance-based bonus plan, which does not include threshold or maximum amounts. Accordingly, the amounts set forth in this column do not represent actual compensation earned by our Named Executive Officers for the 2024 fiscal year. For the actual compensation paid to our Named Executive Officers for the 2024 fiscal year, see the sub-section entitled "Summary Compensation Table." For further discussion, see the sub-section entitled "Compensation Discussion and Analysis – 2024 Annual Performance-Based Bonuses."

(2) Options are subject to time-based vesting criteria established by the Compensation Committee and described in the footnotes to the Outstanding Equity Awards at Fiscal Year End table below.

(3) The exercise price per share of these stock options is equal to the closing price of our Common Stock on the applicable grant date.

(4) Amounts represent the grant date fair value of each stock option granted in 2024 calculated in accordance with FASB ASC Topic 718. Refer to Note 10 of the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2024 regarding assumptions underlying the valuation of stock option awards and the calculation method.

Outstanding Equity Awards at Fiscal Year-End

The following table includes information with respect to all outstanding stock options held by our Named Executive Officers as of December 31, 2024:

Named Executive Officer	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($/Sh)	Option Expiration Date
John A. Scarlett, M.D.	03/13/2015	600,000	—	—	4.34	03/13/25[1]
	02/09/2017	1,050,000	—	—	2.15	02/09/27
	01/31/2018	1,050,000	—	—	2.45	01/31/28
	11/07/2018	500,000[2]	—	—	1.72	11/06/28
	11/07/2018	1,000,000[3]	—	—	1.72	11/06/28
	01/30/2019	1,050,000	—	—	1.03	01/29/29
	02/12/2020[4]	582,750	—	—	1.295	02/11/30
	02/02/2021[4]	575,000	25,000	—	2.055	02/01/31
	02/16/2022[4]	1,487,500	612,500	—	1.06	02/15/32
	02/22/2023[4]	802,083	947,917	—	2.83	02/21/33
	02/14/2024[4]	625,000	2,327,380	—	2.10	02/13/34
Michelle J. Robertson	09/25/2023[5]	421,875	928,125	—	2.17	09/24/33
	09/25/2023	250,000[3]	—	—	2.17	09/24/33
	02/14/2024[4]	177,083	672,917	—	2.10	02/13/34
Joseph Eid, M.D.	11/11/2024[5]	—	2,500,000	—	4.12	11/10/34
Andrew J. Grethlein, Ph.D.	03/13/2015[1]	105,000	—	—	4.34	03/13/25
	02/11/2016	105,000	—	—	2.54	02/11/26
	02/09/2017	161,471	—	—	2.15	02/09/27
	01/31/2018	186,018	—	—	2.45	01/31/28
	01/30/2019	236,121	—	—	1.03	01/29/29
	02/12/2020	291,375	—	—	1.295	02/11/30
	02/02/2021[4]	287,500	12,500	—	2.055	02/01/31
	02/16/2022[4]	531,250	218,750	—	1.06	02/15/32
	02/22/2023[4]	357,500	422,500	—	2.83	02/21/33
	02/14/2024[4]	250,000	950,000	—	2.10	02/13/34
James Ziegler	09/09/2024[5]	—	1,600,000	—	4.41	09/08/34

(1)   Stock option expired unexercised.

(2)   Stock option vested fully and became exercisable upon written certification by the Compensation Committee of the achievement of acceptance for review by the FDA of an NDA for the first imetelstat indication.

(3)   Stock option vested fully and became exercisable upon written certification by the Compensation Committee of the achievement of regulatory approval by the FDA of an NDA for the first imetelstat indication.

(4)   Stock option vests in a series of 48 substantially equal consecutive monthly installments commencing from the grant date provided the executive officer continues to provide services to the Company. In addition to the specific vesting schedule for each stock option, each unvested stock option is subject to potential future vesting acceleration as described under the sub-section entitled "Potential Payments Upon Termination or Change in Control" below.

(5)   Stock option vests with respect to 12.5% of the shares on the six-month anniversary of grant and with respect to the remaining shares in a series of 42 equal consecutive monthly installments commencing thereafter, provided the executive officer continues to provide services to the Company. In addition to the specific vesting schedule for each stock option, each unvested stock option is subject to potential future vesting acceleration as described under the sub-section entitled "Potential Payments Upon Termination or Change in Control" below.

Option Exercises and Stock Awards Vested in 2024

The following table summarizes information with respect to stock option awards exercised by our Named Executive Officers during fiscal year 2024. Our Named Executive Officers did not hold any restricted stock awards or other stock awards during the 2024 fiscal year, and, therefore, none vested during the year.

Option Exercises During Fiscal Year 2024

	Option Awards	
Named Executive Officer	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]
John A. Scarlett, M.D.	600,000	$ 876,000
Michelle J. Robertson	—	—
Joseph Eid, M.D.	—	—
Andrew Grethlein, Ph.D.	674,348	$1,913,125
James Ziegler	—	—

(1)   Value determined by subtracting the exercise price per share from the market value per share of our Common Stock at the time of exercise and multiplying the difference by the number of shares acquired on exercise.

Pension Benefits

Other than with respect to tax-qualified defined contribution plans such as the 401(k) Plan, the Named Executive Officers do not participate in any plan that provides for retirement payments and benefits, or payments and benefits that will be provided primarily following retirement.

Non-Qualified Defined Contribution and Other Nonqualified Deferred Compensation Plans

During the 2024 fiscal year, the Named Executive Officers did not contribute to, or earn any amounts with respect to, any defined contribution or other plan sponsored by us that provides for the deferral of compensation on a basis that is not tax-qualified.

Additional Benefits

Our Named Executive Officers are eligible to participate in our benefit plans generally available to all employees, as described in the sub-section entitled "Compensation Discussion and Analysis – Broad-Based Benefits."

Policies and Practices Related to the Grant of Certain Equity Awards

We provide the following discussion of the timing of option awards in relation to the disclosure of material nonpublic information, as required by Item 402(x) of Regulation S-K.

From time to time, we grant stock options to our employees, including the Named Executive Officers. Our long-standing practice has been to grant stock options on a predetermined schedule. Typically, at the first quarterly meeting of any new fiscal year, which typically occurs in February, our Compensation Committee or, with respect to the Chief Executive Officer's equity award, the Board, reviews and approves the equity compensation to be awarded to executive officers. The grant of approved equity awards typically occurs within one week after the approval of such equity awards. In addition, historically, the Company has awarded new-hire option grants at the same time each month, and has awarded periodic annual refresh employee option grants, which refresh grants are typically approved by the Compensation Committee at the first quarterly meeting of any new fiscal year, which typically occurs in February.

Eligible employees, including our Named Executive Officers, may voluntarily enroll in our 2014 Purchase Plan and receive an option to purchase shares of our Common Stock at a discount using payroll deductions accumulated during the prior six-month period. Purchase dates under the 2014 Purchase Plan are generally the first trading day in July and January.

Non-employee directors receive automatic initial and annual stock option grants, at the time of a director's appointment or election to the Board and at the time of each annual meeting of our stockholders, respectively, and, at their election, may receive Common Stock in lieu of annual cash compensation. For additional information on the Director Compensation Policy see above under the heading, "Compensation of Directors." The Company does not otherwise maintain any written policies on the timing of equity awards. The Compensation Committee has a practice of generally granting new-hire stock options at the same time each month, and the timing of the standard monthly grant is communicated in all new-hire offer letters. Accordingly, the Compensation Committee generally does not take MNPI into account when determining the timing of awards and it does not seek to time the award of stock options in relation to the Company's public disclosure of MNPI. The Company has not timed the release of MNPI for the purpose of affecting the value of executive compensation.

The Company did not grant any stock options to Named Executive Officers in the last completed fiscal year during the period from four business days before to one business day after the filing of any of the Company's Annual Report on Form 10-K, any Quarterly Reports on Form 10-Q, or the filing or furnishing of any Current Report on Form 8-K that discloses material nonpublic information.

CEO Pay Ratio Disclosure

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are providing the following information regarding the ratio of the 2024 annual total compensation of Dr. Scarlett, who served as our Chief Executive Officer until the end of his tenure on March 10, 2025, to the annual total compensation of our median employee.

The annual total compensation for 2024 for our Chief Executive Officer was $6,125,238, as reported in the Summary Compensation Table. The annual total compensation for 2024 for our median employee, identified as discussed below, was $398,232, calculated using the methodology below. Based on this information, for 2024, the ratio of the annual total compensation of our Chief Executive Officer to the median employees' annual total compensation (the "CEO Pay Ratio") was approximately 15 to 1.

Methodology, Assumptions and Estimates Used in Determining our **Pay Ratio** *Disclosure*

We identified the median employee from our entire employee population (other than our Chief Executive Officer), whether employed on a full-time or part-time basis, as of October 1, 2024, which consisted of 226 employees. We identified the median employee by (i) aggregating for each applicable employee: (A) base salary, (B) the target bonus or commission for 2024, (C) the estimated accounting value of any equity awards granted during 2024, and (ii) ranking this compensation measure for our employees from lowest to highest. In identifying the median employee, we converted compensation amounts paid in foreign currencies based on the applicable year-to-date average exchange rate as of October 1, 2024 and annualized the compensation values of individuals that joined our Company during 2024. We did not exclude workers in non-U.S. countries and did not make any cost-of-living adjustments.

After applying our methodology, we identified 33 median employees who were all newly hired in 2024. Due to the anomalous compensation characteristics of these median employees, we substituted an employee near the median whose compensation was considered more representative. Once the median employee was identified, we calculated the annual total compensation of this employee for the 2024 fiscal year in a manner consistent with that used to calculate the annual total compensation for our Named Executive Officers in the Summary Compensation Table above.

This information is being provided for compliance purposes and should be viewed as a reasonable estimate calculated in a manner consistent with the SEC rules, based on our internal records and the methodology described above. The SEC rules for identifying the median compensated employee allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may use different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The Compensation Committee, the Independent Board and our management did not use the CEO Pay Ratio measure in making compensation decisions for our employees or Named Executive Officers in 2024.

Employment Agreements and Severance Arrangements with Named Executive Officers

We have entered into written employment agreements with each member of our executive management team, including our Named Executive Officers, that set forth the terms of their employment, including initial base salaries, and eligibility to participate in the Company's annual performance-based bonus program. In addition, each employment agreement includes restrictive covenants, such as non-compete and non-solicitation provisions in accordance with applicable laws, that would apply in the event of termination, which our Board believes helps protect the value invested by the Company in its personnel and operations. Each member of our executive management team, including our Named Executive Officers, is employed "at will."

Employment Agreement with Dr. Scarlett

We entered into an employment agreement with Dr. Scarlett dated September 29, 2011, in connection with the commencement of his employment with us. Dr. Scarlett's employment agreement originally provided him with an initial annual base salary of $550,000, subject to increase, and an annual performance-based bonus targeted at 60% of his annual base salary. On February 11, 2014, we amended Dr. Scarlett's employment agreement to provide for an annual base salary of $586,500, subject to increase, and to include a clawback provision. For current salary and bonus information, please see the sub-section entitled "Summary Compensation Table" for more information. On January 31, 2018, we further amended Dr. Scarlett's employment agreement to increase the reimbursement for housing expenses to not more than $4,000 per month. See the sub-section entitled "2024 Other Compensation" for more information on the reimbursement arrangements we provided to Dr. Scarlett for housing expenses and travel costs. On January 31, 2019, we amended and restated Dr. Scarlett's employment agreement to (a) consolidate all of the previous amendments; (b) provide for an annual base salary of $690,000, subject to increase; and (c) clarify that in the event of a covered termination or change in control transaction, Dr. Scarlett will receive the greater of the severance benefits set forth in his employment agreement or the severance benefits provided for in the Company's Amended Severance Plan (without duplication), as defined below. Dr. Scarlett's employment terminated on March 31, 2025, in connection with the conclusion of his service to the Company. In connection with his departure from the Company, Dr. Scarlett was eligible for certain severance benefits under the terms of his employment agreement with Geron. See the sub-section entitled "Potential Payments Upon Termination or Change in Control" for further information.

Employment Agreement with Ms. Robertson

We entered into an employment agreement with Ms. Robertson effective September 25, 2023, in connection with her appointment as our Executive Vice President, Finance, Chief Financial Officer and Treasurer, that provided an initial annual base salary of $525,000 and an annual performance-based bonus targeted at 45% of her annual base salary, as well as a cash sign-on bonus of $125,000. The sign-on bonus was subject to repayment if Ms. Robertson voluntarily leaves the Company before September 25, 2024. In addition, Ms. Robertson received a time-based stock option to purchase 1,350,000 shares of Common Stock and a performance-based stock option to purchase 250,000 shares of Common Stock. For current salary and bonus information, please see the sub-section entitled "Summary Compensation Table" for more information. Ms. Robertson's employment agreement provides that in the event of a covered termination or change in control transaction, Ms. Robertson will receive the greater of the severance benefits set forth in her employment agreement or the severance benefits provided for in the Company's Amended Severance Plan (without duplication), as defined below. See the sub-section entitled "Potential Payments Upon Termination or Change in Control" for further information.

Employment Agreement with Dr. Eid

We entered into an employment agreement with Dr. Eid effective November 11, 2024, in connection with his appointment as our Executive Vice President, Research and Development, that provided an initial annual base salary of $650,000 and an annual performance-based bonus targeted at 55% of his annual base salary, as well as a cash sign-on bonus of $200,000. The sign-on bonus is subject to repayment if Dr. Eid voluntarily leaves the Company before November 11, 2025. In addition, Dr. Eid received a time-based stock option to purchase 2,500,000 shares of Common Stock. Dr. Eid's employment agreement provides that in the event of a covered termination or change in control transaction, Dr. Eid will receive the greater of the severance benefits set forth in his employment agreement or the severance benefits provided for in the Company's Amended Severance Plan (without duplication), as defined below. See the sub-section entitled "Potential Payments Upon Termination or Change in Control" for further information.

Employment Agreement with Dr. Grethlein

We entered into an employment agreement with Dr. Grethlein effective September 17, 2012, in connection with the commencement of his employment with us, that provided an annual base salary of $355,000 and an annual performance-based bonus targeted at 45% of his annual base salary. On February 11, 2014, we amended Dr. Grethlein's employment agreement to provide for an annual base salary of $379,000, subject to increase, and to include a clawback provision. On January 31, 2019, we amended and restated Dr. Grethlein's employment agreement to (a) consolidate all of the previous amendments; (b) incorporate his new title of Chief Operating Officer; (c) provide for an annual base salary of $460,000, subject to increase; and (d) clarify that in the event of a covered termination or change in control transaction, Dr. Grethlein will receive the greater of the severance benefits set forth in his employment agreement or the severance benefits provided for in the Company's Amended Severance Plan (without duplication), as defined below. See the sub-section entitled "Potential Payments Upon Termination or Change in Control" for further information. Dr. Grethlein's base salary and performance-bonus target have been adjusted from time to time outside of his employment agreement. For current salary and bonus information, please see the sub-section entitled "Summary Compensation Table" for more information.

Employment Agreement with Mr. Ziegler

We entered into an employment agreement with Mr. Ziegler effective September 9, 2024, in connection with his appointment as our Executive Vice President, Chief Commercial Officer, that provided an initial annual base salary of $525,000 and an annual performance-based bonus targeted at 45% of his annual base salary. In addition, Mr. Ziegler received a time-based stock option to purchase 1,600,000 shares of Common Stock. Mr. Ziegler's employment agreement provides that in the event of a covered termination or change in control transaction, Mr. Ziegler will receive the greater of the severance benefits set forth in his employment agreement or the severance benefits provided for in the Company's Amended Severance Plan (without duplication), as defined below. See the sub-section entitled "Potential Payments Upon Termination or Change in Control" for further information.

Potential Payments Upon Termination or Change in Control

Our executive management team, including our Named Executive Officers, is entitled to certain severance and change in control benefits under the terms of their employment agreements, our Amended Severance Plan, as defined below, and our equity plans. Given the nature of the life sciences industry and the range of strategic initiatives we may explore, the Compensation Committee believes that these severance and change in control provisions are essential elements of our executive compensation program and assist us in recruiting, retaining and developing key management talent in the competitive biotechnology employment market. Our change in control benefits are intended to allow employees, including our Named Executive Officers, to focus their attention on the business operations of the Company in the face of the potentially disruptive impact of a rumored or actual change in control transaction, to assess takeover bids objectively without regard to the potential impact on their own job security and to allow for a smooth transition in the event of a change in control of the Company. In addition, our severance benefits provide reasonable protection to our executive management team, including our Named Executive Officers, in the event that they are not retained in circumstances other than termination for cause. We do not provide for any excise tax gross-ups in the Amended Severance Plan or in any individual employment agreement with any member of our executive management team, including our Named Executive Officers.

Employment Agreements

Our executive management team, including our Named Executive Officers, is entitled to certain severance benefits payable in connection with a Covered Termination (as defined below) under their employment agreements. Pursuant to these employment agreements, in the event of a Covered Termination and subject to a release of claims against Geron, each Named Executive Officer will be entitled to (i) a lump-sum severance payment equal to 12 months (24 months, with respect to Dr. Scarlett) of his or her base salary in effect as of such termination, (ii) a lump-sum payment equal to the pro-rated portion of any target annual performance-based bonus (except for Dr. Scarlett, who was entitled to receive a lump-sum equal to any annual bonus for any fiscal year that ends on or before the termination date that he would have received had he remained employed through the payment date), and (iii) continued COBRA coverage for a period of one year following a Covered Termination. In addition, the vested portion of any stock options, or other exercisable equity award in Geron, will remain exercisable until the earlier of the second anniversary of the date of termination and the original expiration date of such award.

Our Named Executive Officers will receive the greater of the severance benefits set forth in their employment agreement or the severance benefits provided for in the Company's Amended Severance Plan (without duplication).

For the purposes of our Named Executive Officers' employment agreements, the following definitions apply:

- "Covered Termination" generally means an Involuntary Termination Without Cause that occurs at any time, provided that such termination constitutes a "separation from service" within the meaning of Section 409A of the Code.

- "Involuntary Termination Without Cause" generally means an executive officer's dismissal or discharge other than: a) for Cause or b) following an involuntary or voluntary filing of bankruptcy, an assignment for the benefit of creditors, a liquidation of our assets in a formal proceeding or otherwise or any other event of insolvency by Geron, in any case, without an offer of comparable employment by Geron or a successor, acquirer, or affiliate of Geron.

- "Cause" generally means the executive officer's:

  (i) willful act or omission constituting dishonesty, fraud or other malfeasance against the Company;

  (ii) conviction of a felony;

(iii)   debarment by the FDA from working in or providing services to any pharmaceutical or biotechnology company or other ineligibility under any law or regulation to perform the employee's duties to the Company; or

(iv)   breach of any material Company policies.

Amended Severance Plan

In September 2002, the Board approved a Severance Plan that became effective on January 21, 2003 and was subsequently amended and restated in May 2013, January 2019 and January 2022 (collectively referred to herein as the "Amended Severance Plan"). The Amended Severance Plan applies to (i) eligible employees of the Company who were hired by the Company on or before December 31, 2021 and (ii) certain designated key employees of the Company, including our Named Executive Officers, who are not subject to a performance improvement plan. The Board also approved a new severance plan, referred to herein as the "2022 Severance Plan," effective January 1, 2022, which applies to employees hired by the Company on or after January 1, 2022 at the Vice President level or below, who are not subject to a performance improvement plan. In December 2024, the Compensation Committee approved an amendment of the 2022 Severance Plan to include Senior Vice Presidents, with the same severance benefits as are provided to Vice Presidents, under the 2022 Severance Plan, effective January 1, 2025. As such, our executive management team, including our Named Executive Officers, does not have any benefits under the 2022 Severance Plan.

Our Named Executive Officers will receive the greater of the severance benefits set forth in their employment agreement or the severance benefits provided for in the Company's Amended Severance Plan (without duplication).

The Amended Severance Plan provides for cash severance benefits to be paid to employees, including our Named Executive Officers, under a "double trigger" situation, defined below as a Change in Control Triggering Event. Under this double trigger requirement, cash severance benefits are paid only upon the occurrence of a Change in Control and a termination of employment, with such termination being either by the Company or because the employee resigns due to a material change in their employment terms. The Board believes that a double trigger with respect to cash compensation requirement is industry standard and provides appropriate protection for our employees, including our Named Executive Officers, from post-Change in Control events that are not related to the employee's performance, encourages employees to stay throughout a transition period in the event of a Change in Control and does not provide for benefits for an employee who remains with the surviving company in a comparable position. Under the Amended Severance Plan, the following definitions apply:

- "Change in Control Triggering Event" is defined as a termination without Cause in connection with a Change in Control (which has the same definition as under the 2018 Plan) or within 12 months following a Change in Control. Additionally, if an individual is terminated by the Company in connection with a Change in Control but immediately accepts employment with the Company's successor or acquirer, they will not be deemed to have had a Change in Control Triggering Event unless:

  (i)   such individual is subsequently terminated without Cause by the successor or acquirer within the 12 months following the Change in Control;

  (ii)   such individual resigns employment with the Company because in connection with a Change in Control they are offered terms of employment (new or continuing) by the Company or the Company's successor or acquirer within 30 days after the Change in Control that results in a material change in the terms of employment; or

  (iii)   after accepting (or continuing) employment with the Company or the Company's successor or acquirer after a Change in Control, such individual resigns employment within 12 months following the Change in Control due to a material change in terms of employment as defined below.

- "Cause" generally means an employee's continued failure to satisfactorily perform duties, willful act or omission constituting dishonesty, fraud or other malfeasance against the Company, conviction of a felony, debarment by the FDA from working in or providing services to any pharmaceutical or biotechnology company or other ineligibility under any law or regulation to perform the employee's duties to the Company, or breach of any material Company policies.

- "Material change in terms of employment" shall occur if one of the following events occurs without the employee's consent:

  (i)   base salary is materially reduced from that in effect immediately prior to the Change in Control;

  (ii)   if at the time of the Change in Control they are employed at the director level or above, they are subject to a material reduction in their duties (including responsibilities and/or authority);

  (iii) their principal work location is to be moved to a location that is either more than 45 miles from their principal work location immediately prior to the Change in Control or more than 30 miles farther from their principal weekday residence than was their principal work location immediately prior to the Change in Control; or

  (iv)   the Company or the Company's successor or acquirer materially breaches the terms of any employment or similar service agreement with the employee.

Additionally, in order for the resignation to be deemed due to a material change in terms of their employment, the employee must provide written notice to the Company's Chief Legal Officer within 30 days after the first occurrence of the event giving rise to a material change in their terms of employment setting forth the basis for their resignation, allow the Company at least 30 days from receipt of such written notice to cure such event, and if such event is not reasonably cured within such period, the employee's resignation from all positions they then hold with the Company is effective not later than 90 days after the expiration of the cure period.

Upon a Change in Control Triggering Event, each of our Named Executive Officers is entitled to: (i) a severance payment equal to 15 months (18 months, with respect to Dr. Scarlett) of his or her base salary then in effect as of such Change in Control Triggering Event; (ii) payment of his or her target annual bonus, at the target bonus percentage in effect immediately prior to his or her separation from service, prorated for the length of service provided in the termination year; and (iii) payment of COBRA premiums for up to 15 months (18 months, with respect to Dr. Scarlett). These benefits are consistent with severance plans offered at companies similar in size in our industry and competitive market environment. Payment of any severance benefits under the Amended Severance Plan is conditioned on the timely provision of an effective release of claims against Geron. If a Named Executive Officer is entitled to severance benefits upon a termination of employment under both the Amended Severance Plan and an employment agreement, the Named Executive Officer will receive the greater of such severance benefits (without duplication). The benefits provided under the Amended Severance Plan are not intended to be duplicative of those provided in any employment agreement.

Equity Plans

As set forth in each individual stock option agreement (for both time-based and performance-based options) under the 2018 Plan and the Inducement Plan, in the event of a Change in Control of Geron (defined below), the vesting of each outstanding stock option held by all employees and non-employee directors will accelerate so that each stock option shall become fully exercisable for all of the outstanding shares subject to such stock option immediately prior to the consummation of such transaction and each other type of award shall be fully vested with all forfeiture restrictions on any or all of such awards to lapse. For purposes of the 2018 Plan and Inducement Plan, a "Change in Control" generally means and includes each of the following:

  a)   as a result of any merger or consolidation, the voting securities of Geron outstanding immediately prior thereto represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 49% of the combined voting power of the voting securities of Geron or such surviving or acquiring entity outstanding immediately after such merger or consolidation; during any period of 24 consecutive calendar months, the individuals who at the beginning of such period constitute the board of directors, and any new directors whose election by such board of directors or nomination for election by stockholders was approved by a vote of at least two-thirds of the members of such board of directors who were either directors on such board of directors at the beginning of the period or whose election or nomination for election as directors was previously so approved, for any reason cease to constitute at least a majority of the members thereof;

b)   any individual, entity or group becomes the beneficial owner of more than 20% of the then outstanding shares of our Common Stock;

c)   any sale of all or substantially all of the assets of Geron; or

d)   the complete liquidation or dissolution of Geron.

In the event an employee or non-employee director experiences a termination of service as a result of the employee's or non-employee director's total and permanent disability (as defined in Section 22(e)(3) of the Code) or death, the 2018 Plan and Inducement Plan provides through each respective plan or the individual stock option agreement, that the portion of each outstanding stock option with time-based vesting held by such employee or non-employee director that would have vested during the 36 months after the date of termination of service will automatically vest. The stock options that were already vested upon the date of termination and those that automatically vested in connection with an employee's total and permanent disability or death will remain exercisable until the earlier of the second anniversary of the date of termination and the original expiration date of such stock option. For a non-employee director, the post-termination exercise period is the earlier of the third anniversary of the date of termination and the original expiration date of such stock option.

In the event an employee experiences a termination of service as a result of the employee's total and permanent disability (as defined in Section 22(e)(3) of the Code) or death, the individual stock option agreement for stock options with performance-based vesting permits the unvested portion of such stock option to continue to be eligible to vest and become exercisable upon the achievement of the performance goal set forth in the stock option grant notice to the extent such performance goal has not already been achieved as of the date of the employee's total and permanent disability or death, if and only if the performance goal occurs within the 36 months following the date of the employee's total and permanent disability or death, however, not beyond the original term of the stock option.

Potential Payments Table

The table below summarizes potential maximum payments under the Amended Severance Plan, individual employment agreements or equity plans, as applicable, for our Named Executive Officers if a qualifying termination and/or change in control event had occurred on December 31, 2024, the last business day of our last completed fiscal year. The actual value that the Named Executive Officers would receive as a result of stock option vesting acceleration benefits can be determined only at the time of such termination and/or change in control event.

Named Executive Officer	Qualifying Event	Severance	Continued Healthcare Benefits	Options Vesting	Total
John A. Scarlett, M.D.[1]	Covered Termination – No Change in Control[2]	$1,621,200	$28,847	$ —	$1,650,047
	Termination Without Cause or for Good Reason – With Change in Control[3][4]	$2,148,090	$43,271	$5,649,146	$7,840,507
	Without Termination – With Change in Control[4]	$ —	$ —	$5,649,146	$5,649,146
	Death[5]	$ —	$ —	$5,469,146	$5,469,146
	Disability[6]	$ —	$ —	$5,469,146	$5,469,146
Michelle J. Robertson	Covered Termination – No Change in Control[2]	$ 784,160	$24,706	$ —	$ 808,866
	Termination Without Cause or for Good Reason – With Change in Control[3][4]	$ 919,360	$30,883	$2,240,532	$3,190,775
	Without Termination – With Change in Control[4]	$ —	$ —	$2,240,532	$2,240,532
	Death[5]	$ —	$ —	$2,189,532	$2,189,532
	Disability[6]	$ —	$ —	$2,189,532	$2,189,532
Joseph Eid, M.D.	Covered Termination – No Change in Control[2]	$1,007,500	$24,706	$ —	$1,032,206
	Termination Without Cause or for Good Reason – With Change in Control[3][4]	$1,170,000	$30,883	$ —	$1,200,883
	Without Termination – With Change in Control[4]	$ —	$ —	$ —	$ —
	Death[5]	$ —	$ —	$ —	$ —
	Disability[6]	$ —	$ —	$ —	$ —
Andrew J. Grethlein, Ph.D.	Covered Termination – No Change in Control[2]	$ 900,000	$24,706	$ —	$ 924,706
	Termination Without Cause or for Good Reason – With Change in Control[3][4]	$1,050,000	$30,883	$2,229,038	$3,309,920
	Without Termination – With Change in Control[4]	$ —	$ —	$2,229,038	$2,229,038
	Death[5]	$ —	$ —	$2,157,038	$2,157,038
	Disability[6]	$ —	$ —	$2,157,038	$2,157,038
James Ziegler	Covered Termination – No Change in Control[2]	$ 761,250	$24,706	$ —	$ 785,956
	Termination Without Cause or for Good Reason – With Change in Control[3][4]	$ 892,500	$30,883	$ —	$ 923,383
	Without Termination – With Change in Control[4]	$ —	$ —	$ —	$ —
	Death[5]	$ —	$ —	$ —	$ —
	Disability[6]	$ —	$ —	$ —	$ —

(1) Dr. Scarlett ceased serving as our President and Chief Executive Officer and resigned from the Board on March 10, 2025. In connection with Dr. Scarlett's Covered Termination, subject to and effective upon the date set forth in his separation and release agreement, Dr. Scarlett will receive the following severance benefits following his last day of employment on March 31, 2025: (i) a lump-sum severance payment of $1,678,000 (equal to 24 months of his base salary in effect as of such termination); and (ii) continued COBRA coverage for a period of one year following his termination in the amount of $28,160. In addition, the vested portion of any stock options held by Dr. Scarlett will remain exercisable until the earlier of the second anniversary of the date of termination and the original expiration date of such award.

(2) Amounts represent lump-sum severance payments (including the target annual performance-based bonus, except for Dr. Scarlett) and continued healthcare benefits that could be paid to a Named Executive Officer upon a Covered Termination as of December 31, 2024, not in connection with a Change in Control transaction. The amounts in this row do not include any value associated with the extension, if any, of the post-termination exercise period applicable to the Named Executive Officers' stock options.

(3) Amounts represent lump-sum severance payments (including the target annual performance-based bonus), continued healthcare benefits and the intrinsic value of acceleration of unvested stock options, based on a market value of $3.54 per share of Common Stock as of December 31, 2024, that could be paid to a Named Executive Officer under such Named Executive Officer's employment agreement and/or our Amended Severance Plan in the event of a Covered Termination or

Change in Control Triggering Event on December 31, 2024, as applicable. Any payments made under a Named Executive Officer's employment agreement would not duplicate any payments due under the Amended Severance Plan. The amounts in this row do not include any value associated with the extension, if any, of the post-termination exercise period applicable to the Named Executive Officers' stock options.

(4)   Amounts represent or include, as applicable, the intrinsic value of unvested stock options that would become fully vested and exercisable upon a Change in Control regardless of termination, based on a market value of $3.54 per share of Common Stock as of December 31, 2024. The amounts in this row do not include any value associated with the extension, if any, of the post-termination exercise period applicable to the Named Executive Officers' stock options.

(5)   Amounts represent intrinsic value of unvested stock options that would become fully vested and exercisable upon a termination of service as a result of death, based on a market value of $3.54 per share of Common Stock as of December 31, 2024. The amounts in this row do not include any value associated with the extension, if any, of the post-termination exercise period applicable to the Named Executive Officers' stock options.

(6)   Amounts represent the intrinsic value of unvested stock options that would become fully vested and exercisable upon a termination of service as a result of total and permanent disability (as defined in Section 22(e)(3) of the Code), based on a market value of $3.54 per share of Common Stock as of December 31, 2024. The amounts in this row do not include any value associated with the extension, if any, of the post-termination exercise period applicable to the Named Executive Officers' stock options.

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between the executive compensation for our principal executive officer ("PEO") and the other named executive officers, other than the PEO (the "Non-PEO NEOs"), and the Company's performance for the fiscal years listed below. The disclosure included in this section is prescribed by SEC rules and does not necessarily align with how the Company or the Compensation Committee view the link between the Company's performance and named executive officer pay, and the Compensation Committee did not consider the disclosure below in making its pay decisions for any of the years shown. For information on our executive compensation program and the Compensation Committee's approach, refer to the sections entitled "Compensation Discussion and Analysis" and "Executive Compensation Tables and Related Narrative Disclosure" of this Proxy Statement.

| Year[1] | Summary Compensation Table Total for PEO[2] | Compensation Actually Paid to PEO[3] | Average Summary Compensation Table Total for Non-PEO NEOs[4] | Average Compensation Actually Paid to Non-PEO NEOs[5] | Value of Initial Fixed $100 Investment Based On | | Net Income (Loss) (In Thousands)[7] | Net Product Revenue (In Thousands)[8] |
					Total Shareholder Return[6]	Peer Total Shareholder Return[6]		
2024	$6,152,657	$15,290,185	$4,656,303	$5,935,936	$222.64	$ 93.49	($174,572)	$76,495
2023	$4,950,424	$ 4,472,564	$2,845,527	$2,349,061	$132.70	$ 94.03	($184,127)	$ 0
2022	$2,997,203	$ 5,898,457	$1,361,162	$2,480,002	$152.20	$ 89.90	($141,901)	$ 0
2021	$2,056,987	$ 1,340,341	$1,155,449	$ 832,837	$ 76.73	$100.02	($116,112)	$ 0

(1) For each of the years presented in the above table, our former Chief Executive Officer, John Scarlett, was our Principal Executive Officer ("PEO") and our Non-PEO Named Executive Officers ("Non-PEO NEOs") were as follows:

- 2024: Michelle Robertson, Joe Eid, Andrew Grethlein, and James Ziegler
- 2023: Andrew Grethlein, Scott Samuels, and Michelle Robertson
- 2022: Olivia Bloom and Andrew Grethlein
- 2021: Olivia Bloom, Andrew Grethlein, Aleksandra Rizo, Anil Kapur, and Melissa Kelly Behrs

(2) See the Summary Compensation Table above for detail on the Summary Compensation Table total compensation for our PEO for fiscal years 2024, 2023 and 2022, and for fiscal year 2021, see the Summary Compensation Table disclosed in our proxy statement filed with the SEC in calendar year 2022. The average compensation for the Non-PEO NEOs for 2024 was calculated using the Summary Compensation Table above. The average compensation for the Non-PEO NEOs for 2023, 2022 and 2021 was calculated using the Summary Compensation Table as disclosed in our proxy statement filed with the SEC in calendar years 2023, 2022 and 2021.

(3) For purposes of this table, the compensation actually paid ("Compensation Actually Paid", or "CAP") has been computed in accordance with Item 402(v) of Regulation S-K under the Exchange Act and does not reflect the actual amount of compensation earned by or paid to the Named Executive Officers during the applicable year. These amounts reflect total compensation as reflected in the above Summary Compensation Table for the applicable year less the grant date fair values of stock option awards included in the "Option Awards" column of the Summary Compensation Table for the Named Executive Officer for the applicable year, and adjusted as follows for each stock option award granted to each Named Executive Officer. The total CAP calculation for our PEO was as follows:

Year	Reported Summary Compensation Table Total for PEO	Reported Value of Equity Awards[a]	Equity Award Adjustments[b]	Reported Change in the Actuarial Present Value of Pension Benefits	Pension Benefit Adjustments	Compensation Actually Paid to PEO
2024	$6,152,657	($4,591,200)	$13,728,728	$—	$—	$15,290,185
2023	$4,950,424	($3,563,000)	$ 3,085,140	$—	$—	$ 4,472,564
2022	$2,997,203	($1,468,740)	$ 4,369,994	$—	$—	$ 5,898,457
2021	$2,056,987	($ 796,740)	$ 80,094	$—	$—	$ 1,340,341

(a)   The grant date fair value of equity awards represents the total of the amounts reported in the "Option Awards" columns in the Summary Compensation Table for the applicable year, as there were no stock awards issued or reported.

(b)   The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in the same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Years	Change in Fair Value from End of Prior Year to End of Covered Year of Equity Awards Granted in Prior Years	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year	Change in Fair Value on the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Dollar Value of Dividends or other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation	Total Equity Award Adjustments
2024	$6,157,500	$1,647,865	$1,807,500	$4,115,863	$—	$—	$13,728,728
2023	$2,013,959	($ 523,269)	$ 613,593	$ 980,857	$—	$—	$ 3,085,140
2022	$3,124,188	$ 381,355	$ 629,125	$ 235,326	$—	$—	$ 4,369,994
2021	$ 327,750	($ 267,010)	$ 110,000	($ 90,646)	$—	$—	$ 80,094

In the table above, the unvested equity values are computed in accordance with the methodology used for financial reporting purposes, and for unvested awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the year.

(4)   The dollar amounts reported in this column represent the average of the amounts reported for the Company's Non-PEO NEOs as a group in the "Total" column of the Summary Compensation Table in each applicable year.

(5) The dollar amounts reported in this column represent the average amount of Compensation Actually Paid to our Non-PEO NEOs as a group, as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the non-PEO NEOs as a group during the applicable year. The following adjustments were made to average total compensation for the Non-PEO NEOs as a group for each year to determine the compensation actually paid, using the same methodology described above in Note 3:

Year	Average Reported Summary Compensation Table Total for Non-PEO NEOs	Average Reported Value of Equity Awards	Average Equity Award Adjustments[a]	Reported Change in Actuarial Present Value of Pension Benefits	Pension Benefits Adjustments	Average Compensation Actually Paid to Non-PEO NEOs
2024	$4,656,303	$(3,798,555)	$5,078,188	$—	$—	$5,935,936
2023	$2,845,527	$(2,280,040)	$1,783,574	$—	$—	$2,349,061
2022	$1,361,162	$ (524,550)	$1,643,390	$—	$—	$2,480,002
2021	$1,155,449	$ (398,370)	$ 75,758	$—	$—	$ 832,837

(a) The amounts deducted or added in calculating the total average equity award adjustments are as follows:

Year	Average Year End Fair Value of Equity Awards	Average Change in Fair Value From End of Prior Year to End of Covered Year of Equity Awards Granted in Prior Years	Average Fair Value as of Vesting Date of the Equity Awards Granted and Vested in the Year	Average Change in Fair Value on the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	Average Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	Average Total Equity Award Adjustments
2024	$3,600,808	$403,385	$308,781	$765,214	$—	$—	$5,078,188
2023	$1,610,779	($ 64,149)	$ 91,163	$145,781	$—	$—	$1,783,574
2022	$1,145,938	$185,608	$224,688	$ 87,156	$—	$—	$1,643,390
2021	$ 163,875	($115,972)	$ 55,000	$ (27,145)	$—	$—	$ 75,758

In the table above, the unvested equity values are computed in accordance with the methodology used for financial reporting purposes, and for unvested awards subject to performance-based vesting conditions, based on the probable outcome of such performance-based vesting conditions as of the last day of the year.

(6) Total Shareholder Return represents the return on a fixed investment of $100 in Geron Common Stock for the period beginning on the last trading day of 2020 through the last trading day of the applicable fiscal year. Total Shareholder Return for the peer group represents the return on a fixed $100 investment in the NASDAQ Biotech index for the period beginning on the last trading day of 2020 through the last trading day of the applicable fiscal year

(7) The dollar amounts reported represent the amount of net income (loss) reflected in the Company's audited financial statements for the applicable year.

(8) Net Product Revenue has been selected as the Company-Selected Measure for purposes of this Pay Versus Performance Table as it is the most important financial performance measure used by the Company to link Compensation Actually Paid to our PEO and Non-PEO NEOs to company performance. However, the Company did not generate material product revenue prior to 2024. Accordingly, for fiscal years 2021, 2022 and 2023, Net Product Revenue was $0 for each year. The Company has included these values in the table in accordance with SEC requirements, despite the Company-Selected Measure not being a meaningful indicator of performance in those years.

The following performance measure represents the most important measure used by the Company to link Compensation Actually Paid to our PEO and non-PEO NEOs for the most recently completed fiscal year.

- Net Product Revenue (Company Selected Measure).

Analysis of the Information Presented in the Pay versus Performance Table

In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay Versus Performance table above.

<u>Compensation Actually Paid vs. Geron 3-year Cumulative Total Shareholder Return (TSR)</u>

The following graph sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's cumulative TSR over the three most recently completed fiscal years.



Compensation Actually Paid Versus Company TSR and Peer TSR
(NASDAQ Biotechnology Index)

Compensation Actually Paid and Net Income (Loss)

The following graph sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's net income (loss) over the three most recently completed fiscal years.



Compensation Actually Paid and Net Product Revenue

The following graph sets forth the relationship between Compensation Actually Paid to our PEO, the average of Compensation Actually Paid to our Non-PEO NEOs, and the Company's net product revenue over the four most recently completed fiscal years.



All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference into any filing of the Company under the Securities Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent the Company specifically incorporates such information by reference.

Proposal Five
Ratification of Selection of Independent Registered Public Accounting Firm

The Audit Committee of the Board has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025, and has further directed that management submit the selection of the independent registered public accounting firm for ratification by our stockholders at the Annual Meeting. Ernst & Young LLP has served as our independent registered public accounting firm since 1992.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire, and will be available to respond to appropriate questions from stockholders.

We have been informed by Ernst & Young LLP that, to the best of their knowledge, neither the firm nor any of its members or their associates has any direct financial interest or material indirect financial interest in Geron or our affiliates.

Stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board is submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee and the Board in their discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Geron and our stockholders.



VOTE

The Board of Directors unanimously recommends that stockholders vote FOR Proposal 5

Principal Accountant Fees and Services

The Audit Committee maintains policies and procedures for the pre-approval of work performed by the independent registered public accounting firm. Under the Audit Committee's charter, all services of the independent registered public accounting firm must be approved in advance by the Audit Committee. Management recommendations will be considered in connection with such engagements, but management has no authority to approve engagements. For each quarterly Audit Committee meeting, management prepares a schedule of all fees paid to Ernst & Young LLP during the previous quarter and estimated fees for projects contemplated in the following quarter. The Chair of the Audit Committee must be notified at any time the fees for a specific project exceed 20% of the approved budget for authorization to continue the project.

Audit Fees and All Other Fees

The Audit Committee approved all services provided by Ernst & Young LLP in 2024 and 2023. The total fees paid to Ernst & Young LLP for the last two fiscal years are as follows:

	Fiscal Year Ended December 31, 2024[3]	Fiscal Year Ended December 31, 2023[2]
Audit Fees[1]	$2,739,246	$1,540,813
Audit-Related Fees[2]	—	—
Tax Fees[3]	—	—
All Other Fees[4]	—	—
Total	$2,739,246	$1,540,813

(1) Audit Fees in 2024 and 2023 include the audit of annual consolidated financial statements included in our Annual Reports on Forms 10-K, reviews of quarterly consolidated financial statements included in our Quarterly Reports on Forms 10-Q, consultations on matters addressed during the audit or quarterly reviews, and services provided in connection with SEC filings, including consents and comment and comfort letters.

(2) Audit-related fees relate to fees billed for professional services provided in connection with assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and that are not reported under Audit Fees.

(3) Consists of fees billed for professional services for tax compliance, tax advice and tax planning.

(4) This category consists of fees for all other services that are not reported above.

Audit Committee Report

The Audit Committee of Geron Corporation's Board of Directors currently is comprised of three independent directors. The Audit Committee operates pursuant to a written charter that was last amended and restated by the Board in September 2023. A copy of the Audit Committee's amended and restated charter is available on our website.

In 2024, the members of the Audit Committee were Ms. O'Farrell (Chair), Dr. Lawlis and Mr. McDonald. The Board has determined that all members of the Audit Committee are financially literate as required by Nasdaq. The Board has also determined that Ms. O'Farrell is an audit committee financial expert as defined by Nasdaq.

The function of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities regarding:

(i)   the quality and integrity of our consolidated financial statements,

(ii) our compliance with legal and regulatory requirements,

(iii) the qualifications and independence of the independent registered public accounting firm serving as our auditors, and

(iv) the performance of the independent registered public accounting firm.

Management is responsible for Geron's internal controls and financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of Geron's consolidated financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes. In this context, the Audit Committee hereby reports as follows:

(1) The Audit Committee has reviewed and discussed the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024 with management and the independent registered public accounting firm serving as the Company's independent auditors.

(2) The Audit Committee has discussed with the independent auditors the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC.

(3) The Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with the independent auditors the independent auditor's independence.

(4) The Audit Committee has considered whether the independent auditor's provision of non-audit services to the Company is compatible with maintaining the independent auditor's independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in Geron's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

Submitted by the members of the Audit Committee of the Board of Directors.

Elizabeth G. O'Farrell (Chair)
V. Bryan Lawlis, Ph.D.
John F. McDonald

This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Equity Compensation Plan Information

The following table summarizes information with respect to equity awards under our equity compensation plans at December 31, 2024:

Equity Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1]
	(a)	(b)	(c)
Equity compensation plans approved by security holders	48,859,162[2]	$2.15	32,846,294[3][4]
Equity compensation plans not approved by security holders	27,108,205[5]	$2.84	1,722,041[6]
Total	**75,967,367**	**$2.40**	**34,568,335**

(1) The table does not include information regarding the Geron 401(k) Plan. Under the Geron 401(k) Plan, all participating employees may contribute up to the annual Internal Revenue Service contribution limit. The Geron 401(k) Plan permits us to make matching contributions on behalf of plan participants, which matching contributions can be made in Common Stock that vests ratably over four years for each year of service completed by the employee, commencing from the date of hire, until it is fully vested when the employee has completed four years of service; however, we no longer provide matching contributions in Common Stock. As of December 31, 2024, there were approximately 348,050 shares of Common Stock held in this plan.

(2) Consists of 5,260,988 shares of Common Stock to be issued upon exercise of outstanding options under the 2011 Plan, and 43,598,174 shares of Common Stock to be issued upon exercise of outstanding options under the 2018 Plan.

(3) Consists of 278,098 shares of Common Stock available for issuance under the 2014 Employee Stock Purchase Plan, and 43,598,174 shares of Common Stock available for issuance under the 2018 Plan.

(4) Shares reserved under the 2018 Plan can also be adjusted if (i) any shares of Common Stock subject to a stock award because the stock award expires or otherwise terminates without all of the shares covered by the stock award having been issued or is settled in cash, (ii) any shares of Common Stock issued pursuant to a stock award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares, or (iii) with respect to a Full Value Award, any shares of Common Stock are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with the award, then such shares will again become available for issuance under the 2018 Plan (collectively, the "2018 Plan Returning Shares"). For each 2018 Plan Returning Share subject to a Full Value Award, or Prior Plans' Returning Share subject to a stock award other than a Prior Plans' Appreciation Award, the number of shares of Common Stock available for issuance under the 2018 Plan will increase by (i) 1.3 shares for each share of Common Stock issued pursuant to a Full Value Award granted on or after May 31, 2023 and (ii) 2.0 shares for each share of Common Stock issues pursuant to a Full Value Award granted before May 31, 2023.

(5) Consists of 43,598,174 shares of Common Stock to be issued upon exercise of outstanding options under the 2018 Inducement Plan.

(6) Consists of 851,137 shares of Common Stock available for issuance under the Inducement Plan and 870,904 shares of Common Stock available for issuance under the Directors Market Value Plan. Effective as of January 1, 2025, the Inducement Plan was amended to increase the total number of shares of Common Stock issuable thereunder by 5,300,000 shares. The Inducement Plan provides for the grant of equity awards to individuals who were not previously Geron employees or directors, other than following a bona fide period of non-employment. All equity awards under the Inducement Plan are intended to meet the standards of Rule 5635(c)(4) of the Nasdaq Listing rules. The terms and conditions of the Inducement Plan and the equity awards to be granted thereunder are substantially similar to the 2018 Plan. Under the Directors Market Value Plan, to the extent permitted by the Director Compensation Policy, the cash compensation payable to a non-employee director who has properly elected to receive such cash compensation instead in the form of shares of Common Stock will be used to purchase shares of Common Stock from Geron under the Directors Market Value Plan on the date that such cash compensation is payable to the non-employee director under the Director Compensation Policy. On such date, we apply the amount of such cash compensation to the purchase of shares of Common Stock, subject to the limitations and other terms of the Directors Market Value Plan. The purchase price of each share of Common Stock acquired pursuant to the Directors Market Value Plan is equal to the "market value" on the purchase date (which generally means the consolidated closing bid price per share of Common Stock as reported by Nasdaq on the purchase date). The Directors Market Value Plan is intended to qualify for the limited exemption from stockholder approval pursuant to the Nasdaq Listing Rule 5635(c)(2), as a plan that merely provides a convenient way to purchase shares from the Company at market value.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the amount and percentage of the outstanding shares of Common Stock, which, according to the information supplied to us, are beneficially owned by: (i) each person, or group of affiliated persons, who is known by us to be a beneficial owner of more than 5% of our outstanding Common Stock, (ii) each of our directors and nominees for director, (iii) each of our Named Executive Officers and (iv) all current directors and executive officers as a group. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o Geron Corporation, 919 E. Hillsdale Blvd., Suite 250, Foster City, California 94404. Except for the information based on Schedule 13G/A, as indicated in the footnotes below, beneficial ownership is stated as of March 1, 2025.

Beneficial Owner	Beneficial Ownership[1]	
	Number of Shares	Percent of Total
Named Executive Officers and Directors:		
John A. Scarlett, M.D.[2]	11,710,250	1.81%
Andrew J. Grethlein, Ph.D.[3]	3,698,819	*
Michelle J. Robertson[4]	940,625	*
Joseph Eid, M.D.[5]	—	—
James Ziegler[6]	100,000	*
Gaurav Aggarwal, M.D.[7]	27,291,959	4.28%
John F. McDonald[8]	258,334	
Dawn C. Bir[9]	606,000	*
V. Bryan Lawlis, Ph.D.[10]	761,000	*
Elizabeth G. O'Farrell[11]	639,627	*
Susan M. Molineaux, Ph.D.[12]	726,000	*
Robert J. Spiegel, M.D., FACP[13]	1,038,391	*
All directors and executive officers as a group (13 persons)[14]	48,794,562	7.42%

Beneficial Owner	Beneficial Ownership[1]	
	Number of Shares	Percent of Total
5% Beneficial Holders:		
RA Capital Management, L.P.[15]	63,319,553	9.94%
BlackRock, Inc.[16]	42,172,679	6.62%

*   Represents beneficial ownership of less than 1% of the outstanding Common Stock as of March 1, 2025.

(1)   Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of Common Stock exercisable pursuant to the exercise of options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 1, 2025 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of each other person. Applicable percentages are based on 636,904,470 shares outstanding on March 1, 2025, adjusted as required by rules promulgated by the SEC. The shares outstanding on March 1, 2025 do not include any pre-funded warrants that may be held by the beneficial owners listed above. The persons named in this table, to the best of our knowledge, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and except as indicated in the other footnotes to this table.

(2)   Consists of 12,500 shares held directly by Dr. Scarlett, 125,000 shares held by the John A. Scarlett III 1999 Trust, and 11,572,750 shares issuable upon the exercise of outstanding options held by Dr. Scarlett exercisable within 60 days of March 1, 2025.

(3)   Consists of 2,267 shares held directly by Dr. Grethlein and 3,696,552 shares issuable upon the exercise of outstanding options held by Dr. Grethlein exercisable within 60 days of March 1, 2025.

(4)   Consists of 940,625 shares issuable upon the exercise of outstanding options held by Ms. Robertson exercisable within 60 days of March 1, 2025.

(5)   None of the outstanding options held by Dr. Eid are exercisable within 60 days of March 1, 2025.

(6)   Consists of 100,000 shares held by Mr. Ziegler. None of the outstanding options held by Mr. Ziegler are exercisable within 60 days of March 1, 2025.

(7)   Consists of (i) 66,667 shares underlying stock options held by Dr. Aggarwal that are exercisable within 60 days of March 1, 2025 and (ii) 27,225,292 shares held by Vivo Opportunity Fund Holdings, L.P. Dr. Aggarwal is a managing member of Vivo Opportunity, LLC, which is the general partner of Vivo Opportunity Fund Holdings, L.P. Dr. Aggarwal disclaims beneficial ownership over such securities except to the extent of his pecuniary interest therein.

(8)   Consists of 258,334 shares issuable upon the exercise of outstanding options held by Mr. McDonald exercisable within 60 days of March 1, 2025.

(9)   Consists of 606,000 shares issuable upon the exercise of outstanding options held by Ms. Bir exercisable within 60 days of March 1, 2025.

(10)   Consists of 761,000 shares issuable upon the exercise of outstanding options held by Dr. Lawlis exercisable within 60 days of March 1, 2025.

(11)   Consists of 7,407 shares held directly by Ms. O'Farrell, 26,220 shares beneficially owned by Ms. O'Farrell's spouse and 606,000 shares issuable upon the exercise of outstanding options held by Ms. O'Farrell exercisable within 60 days of March 1, 2025.

(12)   Consists of 130,527 shares held by the Molineaux Family Trust and 726,000 shares issuable upon the exercise of outstanding options held by Dr. Molineaux exercisable within 60 days of March 1, 2025.

(13)   Consists of 172,391 shares held directly by Dr. Spiegel and 866,000 shares issuable upon exercise of outstanding options held by Dr. Spiegel exercisable within 60 days of March 1, 2025.

(14)   Consists of shares beneficially owned by all of our directors and executive officers as of March 1, 2025 as a group, including (i) 472,467 shares of Common Stock and 21,096,803 shares underlying options exercisable within 60 days of March 1, 2025 held by our directors and executive officers and (ii) 27,225,292 shares held by Vivo Opportunity Fund Holdings, L.P. ("Vivo Opportunity Fund"). Please refer to footnote 7 above regarding Vivo Opportunity Fund's holdings. Dr. Scarlett ceased serving as our President and Chief Executive Officer and resigned from the Board effective March 10, 2025.

(15)   The indicated ownership is based solely on a Schedule 13G/A filed with the SEC on November 14, 2024 for RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah and RA Capital Healthcare Fund, L.P. (collectively, "RA Capital"). The Schedule 13G/A provides information only as of September 30, 2024, and consequently, the beneficial ownership of the above-mentioned reporting person may have changed since September 30, 2024. Beneficial ownership consists of (i) 32,285,755 shares of Common Stock held directly and (ii) 31,033,798 shares of Common Stock that may be acquired upon the exercise of pre-funded warrants, as limited by a provision which precludes the exercise of warrants to the extent that, following exercise, the reporting person, together with its affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding. RA Capital Healthcare Fund GP, LLC is the general partner of the RA Capital Healthcare Fund, L.P. (the "Fund"). The ownership calculation does not include the full pre-funded warrants to purchase 59,433,145 shares of Common Stock held by the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner of any Geron shares held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's portfolio, including the above-mentioned shares. Because the Fund has divested voting and investment power over the securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any Geron shares beneficially owned by RA Capital. Such persons and entities disclaim beneficial ownership of the shares listed herein, except to the extent of any pecuniary interest therein. The principal address of RA Capital is c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston MA 02116.

(16) The indicated ownership is based solely on a Schedule 13G/A filed with the SEC by BlackRock, Inc. ("BlackRock") on January 26, 2024. The Schedule 13G/A provides information only as of December 31, 2023, and, consequently, the beneficial ownership of the above-mentioned reporting person may have changed since December 31, 2023. BlackRock has sole voting power with respect to 41,534,808 shares and sole dispositive power with respect to 42,172,679 shares. The principal address of Blackrock is 50 Hudson Yards, New York, NY 10001.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of securities ownership and changes in such ownership with the SEC. Officers, directors and greater than ten percent stockholders are also required by SEC rules to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of electronic filings with the SEC of such reports and written representations from our executive officers and directors that no Form 5 is required, we believe that our executive officers and directors complied with all Section 16(a) filing requirements during the fiscal year ended December 31, 2024, with the exception that, due to administrative error, Mr. Spiegel was late filing one Form 4 reporting acquisition of shares in lieu of cash payments for quarterly board of directors retainer fee, which transaction was reported on Form 4 filed on June 28, 2024.

Certain Transactions

Certain Transactions With or Involving Related Persons

Since January 1, 2024, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are to be a party in which the amount involved exceeded $120,000 and in which any current director, executive officer, holder of more than 5% of our Common Stock, or any immediate family member of any of the foregoing persons, had or will have a direct or indirect material interest other than with respect to compensation arrangements described under the sections entitled "Executive Compensation", "Summary Compensation Table", "Executive Compensation Tables and Related Narrative Disclosure" and "Compensation of Directors."

Policies and Procedures

Our Audit Committee is responsible for reviewing and approving all related party transactions, which would include a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants involving an amount that exceeds $120,000, not including transactions involving compensation for services provided to Geron as an employee, director, consultant or similar capacity by a related person. Related parties include any of our directors or members of our executive management team, certain of our stockholders and their immediate family members. This obligation is set forth in writing in the Audit Committee charter. A copy of the Audit Committee charter is available on the Corporate Governance page under the Investors & Media section of our website at *https://ir.geron.com*.

Where a transaction has been identified as a related-person transaction, management would present information regarding the proposed related-person transaction to the Audit Committee (or, where Audit Committee approval would be inappropriate, to another independent body of the Board) for consideration and approval or ratification. The presentation would include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to Geron of the transaction and whether any alternative transactions were available. To identify related-person transactions in advance, the Audit Committee relies on information supplied by our management and directors. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances including, but not limited to:

(i) the risks, costs and benefits to Geron;

(ii) the impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

(iii) the terms of the transaction;

(iv) the availability of other sources for comparable services or products; and

(v) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. In determining whether to approve, ratify or reject a related-person transaction, the Audit Committee considers, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of Geron and our stockholders, as the Audit Committee determines in the good faith exercise of its discretion.

Other Matters

Stockholder Nominations and Proposals for 2026 Annual Meeting

We expect to hold our annual meeting of stockholders in 2026 (the "2026 Annual Meeting") in May 2026. All proposals or director nominations by stockholders intended to be presented at the 2026 Annual Meeting must be directed to the attention of our Corporate Secretary, at Geron Corporation, 919 E. Hillsdale Blvd., Suite 250, Foster City, California, 94404.

Our stockholders may submit proposals on matters appropriate for stockholder action at annual stockholder meetings in accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended, or the 1934 Act. For such proposals to be included in our proxy materials relating to the 2026 Annual Meeting, all applicable requirements of Rule 14a-8 must be satisfied and your proposal must be submitted in writing by December 9, 2025 to our Corporate Secretary at Geron Corporation, 919 E. Hillsdale Blvd., Suite 250, Foster City, California, 94404. However, if our 2026 Annual Meeting is not held between April 21, 2026 and June 20, 2026, then the deadline will be a reasonable time prior to the time that we begin to print and mail our proxy materials.

Pursuant to our bylaws, if you wish to submit a proposal or nominate a director at the 2026 Annual Meeting, but you are not requesting that your proposal or nomination be included in the proxy statement for the 2026 Annual Meeting pursuant to Rule 14a-8 of the 1934 Act, your proposal or nomination must be received by our Corporate Secretary, in writing, at Geron Corporation, 919 E. Hillsdale Blvd., Suite 250, Foster City, California, 94404 not earlier than the close of business on January 21, 2026 and not later than the close of business on February 20, 2026. However, if the 2026 Annual Meeting is not held between April 21, 2026 and July 20, 2026, then your proposal or nomination must be received by our Corporate Secretary, in writing, not later than the close of business on the 90th day prior to the 2026 Annual Meeting or, if later, then the 10th day following the day on which public disclosure of the date of the 2026 Annual Meeting was first made. We also advise you to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. The chair of the 2026 Annual Meeting may determine, if the facts warrant, that a matter has not been properly brought before the 2026 Annual Meeting and, therefore, may not be considered at the 2026 Annual Meeting. In addition, the proxy solicited by the Board of Directors for the 2026 Annual Meeting will confer discretionary authority to vote on any proposal made in accordance with our bylaw provisions, if the 2026 proxy statement briefly describes the matter and how management's proxy holders intend to vote on it, if the stockholder does not comply with the requirements of Rule 14a-4(c)(2) under the 1934 Act.

General

Your proxy is solicited on behalf of our Board. Unless otherwise directed, proxies will be voted at the virtual Annual Meeting (or an adjournment or postponement thereof), "FOR" all of the nominees listed in Proposal 1, and "FOR" Proposals 2, 3, 4 and 5. If any matter other than those described in this Proxy Statement were to be properly submitted for a vote at the virtual Annual Meeting, or with respect to any adjournment or postponement thereof, the proxy holders appointed by the Board will have the discretion to vote on those matters for you as they see fit.

By Order of the Board of Directors,

Scott A. Samuels, Esq.
Executive Vice President, Chief Legal Officer and Secretary

April 8, 2025

GERON CORPORATION
2018 EQUITY INCENTIVE PLAN
ADOPTED BY THE BOARD OF DIRECTORS: MARCH 27, 2018
APPROVED BY THE STOCKHOLDERS: MAY 15, 2018
AMENDED BY THE BOARD OF DIRECTORS: FEBRUARY 12, 2020
APPROVED BY THE STOCKHOLDERS: JUNE 5, 2020
AMENDED BY THE BOARD OF DIRECTORS: FEBRUARY 2, 2021
APPROVED BY THE STOCKHOLDERS: MAY 11, 2021
AMENDED BY THE BOARD OF DIRECTORS: FEBRUARY 16, 2022
APPROVED BY THE STOCKHOLDERS: MAY 10, 2022
AMENDED BY THE BOARD OF DIRECTORS: MARCH 18, 2023
APPROVED BY THE STOCKHOLDERS: MAY 31, 2023
AMENDED BY THE BOARD OF DIRECTORS: MARCH 13, 2025
APPROVED BY THE STOCKHOLDERS: [●]

I. **GENERAL.**

(a) **Successor to and Continuation of Prior Plans.** The Plan is intended as the successor to and continuation of the Geron Corporation 2011 Incentive Award Plan (the "*2011 Plan*") and the Geron Corporation 1992 Stock Option Plan (the "*1992 Plan*"), the Geron Corporation 1996 Directors' Stock Option Plan (the "*1996 Directors' Plan*") and the Geron Corporation Amended and Restated 2002 Equity Incentive Plan (the "*2002 Plan*", and together with the 2011 Plan, the 1992 Plan, the 1996 Directors' Plan, the "*Prior Plans*"). Following the Effective Date, no additional stock awards may be granted under the Prior Plans. Any unallocated shares remaining available for grant under the Prior Plans as of 12:01 a.m., Pacific Time on the Effective Date (the "*Prior Plans' Available Reserve*") will cease to be available under the Prior Plans at such time and will be added to the Share Reserve (as further described in Section 3(a) below) and be then immediately available for grant and issuance pursuant to Stock Awards granted under the Plan. In addition, from and after 12:01 a.m., Pacific Time on the Effective Date, all outstanding stock awards granted under the Prior Plans will remain subject to the terms of such Prior Plans, as applicable; *provided, however,* that any shares subject to outstanding stock awards granted under the Prior Plans that (i) expire or terminate for any reason prior to exercise or settlement, (ii) are forfeited, cancelled or otherwise returned to the Company because of the failure to meet a contingency or condition required for the vesting of such shares, or (iii) other than with respect to outstanding options and stock appreciation rights granted under the Prior Plans, with respect to which the exercise or strike price is at least one hundred percent (100%) of the Fair Market Value of the Common Stock subject to the option or stock appreciation right on the date of grant (the "*Prior Plans' Appreciation Awards*"), are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with a stock award (collectively, the "*Prior Plans' Returning Shares*") will immediately be added to the Share Reserve (as further described in Section 3(a) below) as and when such shares become Prior Plans' Returning Shares and become available for issuance pursuant to Stock Awards granted hereunder. All Stock Awards granted on or after 12:01 a.m., Pacific Time on the Effective Date will be subject to the terms of this Plan.

(b) **Eligible Award Recipients.** Employees, Directors and Consultants are eligible to receive Stock Awards under this Plan.

(c)   **Available Stock Awards.** The Plan provides for the grant of the following types of Stock Awards: (i) Incentive Stock Options, (ii) Nonstatutory Stock Options, (iii) Stock Appreciation Rights, (iv) Restricted Stock Awards, (v) Restricted Stock Unit Awards, (vi) Performance Stock Awards, and (vii) Other Stock Awards.

(d)   **Purpose.** The Plan, through the granting of Stock Awards, is intended to help the Company and any Affiliate secure and retain the services of eligible Stock Award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and provide a means by which the eligible recipients may benefit from increases in value of the Common Stock. The Plan is also intended to provide long-term incentives that align the interests of our eligible Stock Award recipients with the interests of our stockholders.

II.   ADMINISTRATION.

(a)   **Administration by Board.** The Board will administer the Plan. The Board may delegate administration of the Plan to a Committee or Committees, as provided in Section 2(c).

(b)   **Powers of Board.** The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)   To determine (A) who will be granted Stock Awards; (B) when and how each Stock Award will be granted; (C) what type of Stock Award will be granted; (D) the provisions of each Stock Award (which need not be identical), including when a person will be permitted to exercise or otherwise receive cash or Common Stock under the Stock Award; (E) the number of shares of Common Stock subject to, or the cash value of, a Stock Award; and (F) the Fair Market Value applicable to a Stock Award.

(ii)   To construe and interpret the Plan and Stock Awards granted under it, and to establish, amend and revoke rules and regulations for administration of the Plan and Stock Awards. The Board, in the exercise of these powers, may correct any defect, omission or inconsistency in the Plan or in any Stock Award Agreement, in a manner and to the extent it will deem necessary or expedient to make the Plan or Stock Award fully effective.

(iii)   To settle all controversies regarding the Plan and Stock Awards granted under it.

(iv)   To accelerate, in whole or in part, the time at which a Stock Award may be exercised or vest (or the time at which cash or shares of Common Stock may be issued in settlement thereof).

(v)   To suspend or terminate the Plan at any time. Except as otherwise provided in the Plan or a Stock Award Agreement, suspension or termination of the Plan will not materially impair a Participant's rights under his or her then-outstanding Stock Award without his or her written consent except as provided in subsection (viii) below.

(vi)   To amend the Plan in any respect the Board deems necessary or advisable, including, without limitation, by adopting amendments relating to Incentive Stock Options and certain nonqualified deferred compensation under Section 409A of the Code and/or to make the Plan or Stock Awards granted under the Plan compliant with the requirements for Incentive Stock Options or exempt from or compliant with the requirements for nonqualified deferred compensation under Section 409A of the Code, subject to the limitations, if any, of applicable law. However, if required by applicable law or listing requirements (including NASDAQ Listing Rule 5635), and except as provided in Section 9(a) relating to Capitalization Adjustments, the Company will seek stockholder approval of any amendment of the Plan that (A) materially increases the number of shares of Common Stock available for issuance under the Plan, (B) materially expands the class of individuals eligible to receive Stock Awards under the Plan, (C) materially increases the benefits accruing to Participants under the Plan, (D) materially reduces the price at which shares of Common Stock may be issued or purchased under the

Plan, or (E) materially expands the types of Stock Awards available for issuance under the Plan. Except as provided in the Plan (including Section 2(b)(viii)) or a Stock Award Agreement, no amendment of the Plan will materially impair a Participant's rights under an outstanding Stock Award without the Participant's written consent.

(vii) To submit any amendment to the Plan for stockholder approval, including, but not limited to, amendments to the Plan intended to satisfy the requirements of (A) Section 422 of the Code regarding incentive stock options or (B) Rule 16b-3.

(viii) To approve forms of Stock Award Agreements for use under the Plan and to amend the terms of any one or more Stock Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Stock Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; *provided*, *however*, that a Participant's rights under any Stock Award will not be impaired by any such amendment unless (A) the Company requests the consent of the affected Participant, and (B) such Participant consents in writing. Notwithstanding the foregoing, (1) a Participant's rights will not be deemed to have been impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant's rights, and (2) subject to the limitations of applicable law, if any, the Board may amend the terms of any one or more Stock Awards without the affected Participant's consent (A) to maintain the qualified status of the Stock Award as an Incentive Stock Option under Section 422 of the Code; (B) to change the terms of an Incentive Stock Option, if such change results in impairment of the Stock Award solely because it impairs the qualified status of the Stock Award as an Incentive Stock Option under Section 422 of the Code; (C) to clarify the manner of exemption from, or to bring the Stock Award into compliance with, Section 409A of the Code; or (D) to comply with other applicable laws or listing requirements.

(ix) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Stock Awards.

(x) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in the Plan by Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Stock Award Agreement that are required for compliance with the laws of the relevant foreign jurisdiction).

(c) **Delegation to Committee.**

(i) **General.** The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee, as applicable). Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Board or Committee (as applicable). The Committee may, at any time, abolish the subcommittee and/or revest in the Committee any powers delegated to the subcommittee. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii)   **Rule 16b-3 Compliance.** The Committee may consist solely of two or more Non-Employee Directors, in accordance with Rule 16b-3.

(d)   **Delegation to other Persons or Bodies.** The Board or the Committee may delegate to one or more persons or bodies the authority to do one or more of the following to the extent permitted by applicable law: (i) designate recipients, other than Officers, of Stock Awards, provided that no person or body may be delegated authority to grant a Stock Award to themself; (ii) determine the number of shares of Common Stock subject to such Stock Awards; and (iii) determine the terms of such Stock Awards; provided, however, that the Board or the Committee resolutions regarding such delegation shall fix the terms of such delegation in accordance with applicable law, including without limitation Sections 152 and 157 of the Delaware General Corporation Law. Unless provided otherwise in the Board or the Committee resolutions regarding such delegation, each Stock Award granted pursuant to this section shall be granted on the applicable form of Stock Award Agreement most recently approved for use by the Board or the Committee, with any modifications necessary to incorporate or reflect the terms of such Stock Award. Notwithstanding anything to the contrary herein, neither the Board nor the Committee may delegate to any person or body (who is not a Director or that is not comprised solely of Directors, respectively) the authority to determine the Fair Market Value.

(e)   **Effect of Board's Decision.** All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(f)   **Repricing; Cancellation and Re-Grant of Stock Awards.** Neither the Board nor any Committee will have the authority to (i) reduce the exercise, purchase or strike price of any outstanding Option or SAR under the Plan, or (ii) cancel any outstanding Option or SAR that has an exercise price or strike price greater than the then-current Fair Market Value of the Common Stock in exchange for cash or other Stock Awards under the Plan, unless the stockholders of the Company have approved such an action within 12 months prior to such an event.

(g)   **Dividends and Dividend Equivalents.** Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Stock Award, as determined by the Board and contained in the applicable Stock Award Agreement; *provided, however,* that (i) no dividends or dividend equivalents may be paid with respect to any such shares before the date such shares have vested under the terms of such Stock Award Agreement, (ii) any dividends or dividend equivalents that are credited with respect to any such shares will be subject to all of the terms and conditions applicable to such shares under the terms of such Stock Award Agreement (including, but not limited to, any vesting conditions), and (iii) any dividends or dividend equivalents that are credited with respect to any such shares will be forfeited to the Company on the date, if any, such shares are forfeited to or repurchased by the Company due to a failure to meet any vesting conditions under the terms of such Stock Award Agreement.

III.   **SHARES SUBJECT TO THE PLAN.**

(a)   **Share Reserve.**

(i)   Subject to Section 9(a) relating to Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Stock Awards from and after the Effective Date will not exceed (A) 105,455,419 shares (which number is the sum of (i) the number of shares (2,895,419) subject to the Prior Plans' Available Reserve, (ii) 10,000,000 shares subject to the Plan as of the Effective Date, (iii) an additional 5,700,000 shares that were approved at the Company's 2020 Annual Meeting of Stockholders, (iv) an additional 12,500,000 shares that were approved at the Company's 2021 Annual Meeting of Stockholders, (v) an additional 11,000,000 shares that were approved at the Company's 2022 Annual Meeting of Stockholders, (vi) an additional 43,360,000 shares that were approved at the Company's 2023 Annual Meeting of Stockholders), and (vii) an additional 20,000,000 shares that were approved at the Company's 2025 Annual Meeting of Stockholders, *plus* (B) the Prior Plans' Returning Shares, if any, which become available for grant under this Plan from time to time (such aggregate number of shares described in (A) and (B) above, the "***Share Reserve***").

(ii)   For clarity, the Share Reserve in this Section 3(a) is a limitation on the number of shares of Common Stock that may be issued pursuant to the Plan. Accordingly, this Section 3(a) does not limit the granting of Stock Awards except as provided in Section 7(a). Shares may be issued in connection with a merger or acquisition as permitted by NASDAQ Listing Rule 5635(c) or, if applicable, NYSE Listed Company Manual Section 303A.08, AMEX Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(iii)   Subject to Section 3(b), the number of shares of Common Stock available for issuance under the Plan will be reduced by: (A) one share for each share of Common Stock issued pursuant to an Option or SAR with respect to which the exercise or strike price is at least 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date of grant; and (B) (i) one and thirty hundredth (1.3) shares for each share of Common Stock issued pursuant to a Full Value Award granted under the Plan on or after May 31, 2023, and (ii) two (2.0) shares for each share of Common Stock issued pursuant to a Full Value Award granted under the Plan prior to May 31, 2023.

(b)   **Reversion of Shares to the Share Reserve.**

(i)   **Shares Available For Subsequent Issuance.** If (A) any shares of Common Stock subject to a Stock Award are not issued because such Stock Award or any portion thereof expires or otherwise terminates without all of the shares covered by such Stock Award having been issued or is settled in cash (*i.e.*, the Participant receives cash rather than stock), (B) any shares of Common Stock issued pursuant to a Stock Award are forfeited back to or repurchased by the Company because of the failure to meet a contingency or condition required for the vesting of such shares, or (C) with respect to a Full Value Award, any shares of Common Stock are reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with such Full Value Award, such shares will again become available for issuance under the Plan (collectively, the "***2018 Plan Returning Shares***"). For each (1) 2018 Plan Returning Share subject to a Full Value Award or (2) Prior Plans' Returning Share subject to a stock award other than a Prior Plans' Appreciation Award, that (i) returns to the Plan on or after May 31, 2023, the number of shares of Common Stock available for issuance under the Plan will increase by one and thirty hundredth (1.3) shares, and (ii) returned to the Plan prior to May 31, 2023, the number of shares of Common Stock available for issuance under the Plan increased by two (2.0) shares.

(ii)   **Shares Not Available For Subsequent Issuance.** Any shares of Common Stock reacquired or withheld (or not issued) by the Company to satisfy the exercise or purchase price of a Stock Award will no longer be available for issuance under the Plan, including any shares subject to a Stock Award that are not delivered to a Participant because such Stock Award is exercised through a reduction of shares subject to such Stock Award (*i.e.*, "net exercised"). In addition, any shares reacquired or withheld (or not issued) by the Company to satisfy a tax withholding obligation in connection with an Option or Stock Appreciation Right or a Prior Plans' Appreciation Award, or any shares repurchased by the Company on the open market with the proceeds of the exercise or strike price of an Option or Stock Appreciation Right or a Prior Plans' Appreciation Award will no longer be available for issuance under the Plan.

(c) **Incentive Stock Option Limit.** Subject to the Share Reserve and Section 9(a) relating to Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options will be 210,910,838 shares of Common Stock.

(d) **Source of Shares.** The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

IV. ELIGIBILITY AND LIMITATIONS.

(a) **Eligibility for Specific Stock Awards.** Incentive Stock Options may be granted only to employees of the Company or a "parent corporation" or "subsidiary corporation" thereof (as such terms are defined in Sections 424(e) and 424(f) of the Code). Stock Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants; provided, however, that Stock Awards may not be granted to Employees, Directors and Consultants who are providing Continuous Service only to any "parent" of the Company, as such term is defined in Rule 405, unless (i) the stock underlying such Stock Awards is treated as "service recipient stock" under Section 409A of the Code (for example, because the Stock Awards are granted pursuant to a corporate transaction such as a spin off transaction) or (ii) the Company, in consultation with its legal counsel, has determined that such Stock Awards are otherwise exempt from or alternatively comply with the distribution requirements of Section 409A of the Code.

(b) **Ten Percent Stockholders.** A Ten Percent Stockholder will not be granted an Incentive Stock Option unless the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant and the Option is not exercisable after the expiration of five years from the date of grant.

(c) **Non-Employee Director Compensation Limit**. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Stock Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (1) $750,000 in total value or (2) in the event such Non-Employee Director is first appointed or elected to the Board during such calendar year, $1,000,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

V. PROVISIONS RELATING TO OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option or SAR will be in such form and will contain such terms and conditions as the Board deems appropriate. All Options will be separately designated Incentive Stock Options or Nonstatutory Stock Options at the time of grant, and, if certificates are issued, a separate certificate or certificates will be issued for shares of Common Stock purchased on exercise of each type of Option. If an Option is not specifically designated as an Incentive Stock Option, or if an Option is designated as an Incentive Stock Option but some portion or all of the Option fails to qualify as an Incentive Stock Option under the applicable rules, then the Option (or portion thereof) will be a Nonstatutory Stock Option. The provisions of separate Options or SARs need not be identical; *provided, however*, that each Stock Award Agreement will conform to (through incorporation of provisions hereof by reference in the applicable Stock Award Agreement or otherwise) the substance of each of the following provisions:

(a) **Term.** Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten (10) years from the date of its grant or such shorter period specified in the Stock Award Agreement.

(b) **Exercise Price.** Subject to the provisions of Section 4(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will be not less than 100% of the Fair Market Value of the Common Stock subject to the Option or SAR on the date the Stock Award is granted. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value of the Common Stock subject to the Stock Award if such Stock Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Section 409A of the Code and, if applicable, Section 424(a) of the Code. Each SAR will be denominated in shares of Common Stock equivalents.

(c) **Purchase Price for Options.** The purchase price of Common Stock acquired pursuant to the exercise of an Option may be paid, to the extent permitted by applicable law and as determined by the Board in its sole discretion, by any combination of the methods of payment set forth below. The Board will have the authority to grant Options that do not permit all of the following methods of payment (or that otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to use a particular method of payment. The permitted methods of payment are as follows:

(i) by cash, check, bank draft or money order payable to the Company;

(ii) pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the aggregate exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock;

(iv) if an Option is a Nonstatutory Stock Option, by a "net exercise" arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value that does not exceed the aggregate exercise price; *provided, however*, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued. Shares of Common Stock will no longer be subject to an Option and will not be exercisable thereafter to the extent that (A) shares issuable upon exercise are used to pay the exercise price pursuant to the "net exercise," (B) shares are delivered to the Participant as a result of such exercise, and (C) shares are withheld to satisfy tax withholding obligations; or

(v) in any other form of legal consideration that may be acceptable to the Board and specified in the applicable Stock Award Agreement.

(d) **Exercise and Payment of a SAR.** To exercise any outstanding SAR, the Participant must provide written notice of exercise to the Company in compliance with the provisions of the Stock Award Agreement evidencing such SAR. The appreciation distribution payable on the exercise of a SAR will be not greater than an amount equal to the excess of (A) the aggregate Fair Market Value (on the date of the exercise of the SAR) of a number of shares of Common Stock equal to the number of Common Stock equivalents in which the Participant is vested under such SAR, and with respect to which the Participant is exercising the SAR on such date, over (B) the aggregate strike price of the number of Common Stock equivalents with respect to which the Participant is exercising the SAR on such date. The appreciation distribution may be paid in Common Stock, in cash, in any combination of the two or in any other form of consideration, as determined by the Board and contained in the Stock Award Agreement evidencing such SAR.

(e)   **Transferability of Options and SARs.** The Board may, in its sole discretion, impose such limitations on the transferability of Options and SARs as the Board may determine. In the absence of such a determination by the Board to the contrary, the restrictions set forth in this Section 5(e) on the transferability of Options and SARs will apply. Notwithstanding the foregoing or anything in the Plan or a Stock Award Agreement to the contrary, no Option or SAR may be transferred to any financial institution without prior stockholder approval.

   (i)   **Restrictions on Transfer.** An Option or SAR will not be transferable except by will or by the laws of descent and distribution (and pursuant to Sections 5(e)(ii) and 5(e)(iii) below) and will be exercisable during the lifetime of the Participant only by the Participant. Subject to the foregoing paragraph, the Board may permit transfer of the Option or SAR in a manner that is not prohibited by applicable tax and securities laws. Except as explicitly provided in the Plan, neither an Option nor a SAR may be transferred for consideration.

   (ii)   **Domestic Relations Orders.** Subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to the terms of a domestic relations order, official marital settlement agreement or other divorce or separation instrument as permitted by Treasury Regulations Section 1.421-1(b)(2). If an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer.

   (iii)   **Beneficiary Designation.** Subject to the approval of the Board or a duly authorized Officer, a Participant may, by delivering written notice to the Company, in a form approved by the Company (or the designated broker), designate a third party who, upon the death of the Participant, will thereafter be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. In the absence of such a designation, upon the death of the Participant, the executor or administrator of the Participant's estate will be entitled to exercise the Option or SAR and receive the Common Stock or other consideration resulting from such exercise. However, the Company may prohibit designation of a beneficiary at any time, including due to any conclusion by the Company that such designation would be inconsistent with the provisions of applicable laws.

(f)   **Vesting Generally.** The total number of shares of Common Stock subject to an Option or SAR may vest and become exercisable in periodic installments that may or may not be equal. The Option or SAR may be subject to such other terms and conditions on the time or times when it may or may not be exercised (which may be based on the satisfaction of Performance Goals or other criteria) as the Board may deem appropriate. The vesting provisions of individual Options or SARs may vary. The provisions of this Section 5(f) are subject to any Option or SAR provisions governing the minimum number of shares of Common Stock as to which an Option or SAR may be exercised.

(g)   **Termination of Continuous Service.** Except as otherwise provided in the applicable Stock Award Agreement or other agreement between the Participant and the Company or an Affiliate, if a Participant's Continuous Service terminates (other than for Cause and other than upon the Participant's death or Disability), the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date three months following such termination of Continuous Service (or such longer or shorter period specified in the Stock Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR (as applicable) will terminate.

(h)   **Extension of Termination Date.** Except as otherwise provided in the applicable Stock Award Agreement or other agreement between the Participant and the Company or an Affiliate, if the exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause and other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of shares of Common Stock would violate the registration requirements under the Securities Act, then the Option or SAR will terminate on the earlier of (i) the expiration of a total period of time (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the exercise of the Option or SAR would not be in violation of such registration requirements, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Stock Award Agreement. In addition, unless otherwise provided in a Participant's Stock Award Agreement, if the sale of any Common Stock received upon exercise of an Option or SAR following the termination of the Participant's Continuous Service (other than for Cause) would violate the Company's insider trading policy, then the Option or SAR will terminate on the earlier of (i) the expiration of a period of time (that need not be consecutive) equal to the applicable post-termination exercise period after the termination of the Participant's Continuous Service during which the sale of the Common Stock received upon exercise of the Option or SAR would not be in violation of the Company's insider trading policy, or (ii) the expiration of the term of the Option or SAR as set forth in the applicable Stock Award Agreement.

(i)   **Disability of Participant.** Except as otherwise provided in the applicable Stock Award Agreement or other agreement between the Participant and the Company or an Affiliate, if a Participant's Continuous Service terminates as a result of the Participant's Disability, the Participant may exercise his or her Option or SAR (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of termination of Continuous Service), but only within such period of time ending on the earlier of (i) the date 24 months following such termination of Continuous Service (or such longer or shorter period specified in the Stock Award Agreement), and (ii) the expiration of the term of the Option or SAR as set forth in the Stock Award Agreement. If, after termination of Continuous Service, the Participant does not exercise his or her Option or SAR (as applicable) within the applicable time frame, the Option or SAR (as applicable) will terminate.

(j)   **Death of Participant.** Except as otherwise provided in the applicable Stock Award Agreement or other agreement between the Participant and the Company or an Affiliate, if (i) a Participant's Continuous Service terminates as a result of the Participant's death, or (ii) the Participant dies within the period (if any) specified in the Stock Award Agreement for exercisability after the termination of the Participant's Continuous Service (for a reason other than death), then the Participant's Option or SAR may be exercised (to the extent that the Participant was entitled to exercise such Option or SAR as of the date of death) by the Participant's estate, by a person who acquired the right to exercise the Option or SAR by bequest or inheritance or by a person designated to exercise the Option or SAR upon the Participant's death, but only within such period of time ending on the earlier of (i) the date 24 months following the date of death (or such longer or shorter period specified in the Stock Award Agreement), and (ii) the expiration of the term of such Option or SAR as set forth in the Stock Award Agreement. If, after the Participant's death, the Option or SAR (as applicable) is not exercised within the applicable time frame, the Option or SAR (as applicable) will terminate.

(k)   **Termination for Cause.** Except as explicitly provided otherwise in a Participant's Stock Award Agreement or other individual written agreement between the Participant and the Company or an Affiliate, if a Participant's Continuous Service is terminated for Cause, the Participant's Option or SAR will terminate immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising his or her Option or SAR from and after the time of such termination of Continuous Service.

(l)   **Non-Exempt Employees.** If an Option or SAR is granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, the Option or SAR will not be first exercisable for any shares of Common Stock until at least six months following the date of grant of the Option or SAR (although the Stock Award may vest prior to such date). Consistent with the provisions of the Worker Economic Opportunity Act, (i) if such non-exempt employee dies or suffers a Disability, (ii) upon a Corporate Transaction in which such Option or SAR is not assumed, continued, or substituted, (iii) upon a Change in Control, or (iv) upon the Participant's retirement (as such term may be defined in the Participant's Stock Award Agreement, in another agreement between the Participant and the Company or an Affiliate, or, if no such definition, in accordance with the Company's or Affiliate's then current employment policies and guidelines), the vested portion of any Options and SARs may be exercised earlier than six months following the date of grant. The foregoing provision is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay. To the extent permitted and/or required for compliance with the Worker Economic Opportunity Act to ensure that any income derived by a non-exempt employee in connection with the exercise, vesting or issuance of any shares under any other Stock Award will be exempt from the employee's regular rate of pay, the provisions of this Section 5(l) will apply to all Stock Awards and are hereby incorporated by reference into such Stock Award Agreements.

VI.   **PROVISIONS OF STOCK AWARDS OTHER THAN OPTIONS AND SARS.**

(a)   **Restricted Stock Awards.** Each Restricted Stock Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. To the extent consistent with the Company's bylaws, at the Board's election, shares of Common Stock underlying a Restricted Stock Award may be (i) held in book entry form subject to the Company's instructions until any restrictions relating to the Restricted Stock Award lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. The terms and conditions of Restricted Stock Award Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Award Agreements need not be identical. Each Restricted Stock Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i)   **Consideration.** A Restricted Stock Award may be awarded in consideration for (A) cash, check, bank draft or money order payable to the Company, (B) past services to the Company or an Affiliate, or (C) any other form of legal consideration (including future services) that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii)   **Vesting**. Shares of Common Stock awarded under the Restricted Stock Award Agreement may be subject to forfeiture to the Company in accordance with a vesting schedule to be determined by the Board.

(iii)   **Termination of Participant's Continuous Service.** If a Participant's Continuous Service terminates, the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant as of the date of termination of Continuous Service under the terms of the Restricted Stock Award Agreement.

(iv)   **Transferability.** Rights to acquire shares of Common Stock under the Restricted Stock Award Agreement will be transferable by the Participant only upon such terms and conditions as are set forth in the Restricted Stock Award Agreement, as the Board will determine in its sole discretion, so long as Common Stock awarded under the Restricted Stock Award Agreement remains subject to the terms of the Restricted Stock Award Agreement. Notwithstanding the foregoing or anything in the Plan or a Restricted Stock Award Agreement to the contrary, no Restricted Stock Award may be transferred to any financial institution without prior stockholder approval.

(b)   **Restricted Stock Unit Awards.** Each Restricted Stock Unit Award Agreement will be in such form and will contain such terms and conditions as the Board deems appropriate. The terms and conditions of Restricted Stock Unit Award

Agreements may change from time to time, and the terms and conditions of separate Restricted Stock Unit Award Agreements need not be identical. Each Restricted Stock Unit Award Agreement will conform to (through incorporation of the provisions hereof by reference in the agreement or otherwise) the substance of each of the following provisions:

(i) **Consideration.** At the time of grant of a Restricted Stock Unit Award, the Board will determine the consideration, if any, to be paid by the Participant upon delivery of each share of Common Stock subject to the Restricted Stock Unit Award. The consideration to be paid (if any) by the Participant for each share of Common Stock subject to a Restricted Stock Unit Award may be paid in any form of legal consideration that may be acceptable to the Board, in its sole discretion, and permissible under applicable law.

(ii) **Vesting.** At the time of the grant of a Restricted Stock Unit Award, the Board may impose such restrictions on or conditions to the vesting of the Restricted Stock Unit Award as it, in its sole discretion, deems appropriate.

(iii) **Payment.** A Restricted Stock Unit Award may be settled by the delivery of shares of Common Stock, their cash equivalent, any combination thereof or in any other form of consideration, as determined by the Board and contained in the Restricted Stock Unit Award Agreement.

(iv) **Additional Restrictions.** At the time of the grant of a Restricted Stock Unit Award, the Board, as it deems appropriate, may impose such restrictions or conditions that delay the delivery of the shares of Common Stock (or their cash equivalent) subject to a Restricted Stock Unit Award to a time after the vesting of such Restricted Stock Unit Award.

(v) **Termination of Participant's Continuous Service.** Except as otherwise provided in the applicable Restricted Stock Unit Award Agreement, such portion of the Restricted Stock Unit Award that has not vested will be forfeited upon the Participant's termination of Continuous Service.

(c) **Performance Stock Awards.**

(i) **Performance Stock Awards.** A Performance Stock Award is a Stock Award that is payable (including that may be granted, vest or be exercised) contingent upon the attainment during a Performance Period of certain Performance Goals. A Performance Stock Award may, but need not, require the Participant's completion of a specified period of Continuous Service. The length of any Performance Period, the Performance Goals to be achieved during the Performance Period, and the measure of whether and to what degree such Performance Goals have been attained will be conclusively determined by the Board, in its sole discretion. In addition, to the extent permitted by applicable law and the applicable Stock Award Agreement, the Board may determine that cash may be used in payment of Performance Stock Awards.

(ii) **Board Discretion.** The Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon the attainment of any Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for a Performance Period.

(d) **Other Stock Awards.** Other forms of Stock Awards valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (*e.g.*, options or stock appreciation rights with an exercise price or strike price less than 100% of the Fair Market Value of the Common Stock at the time of grant) may be granted either alone or in addition to Stock Awards granted under Section 5 and this Section 6. Subject to the provisions of the Plan (including, but not limited to, Section 2(g)), the Board will have sole and complete authority to determine the persons to whom and the time or times at which such Other Stock Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Stock Awards and all other terms and conditions of such Other Stock Awards.

VII. COVENANTS OF THE COMPANY.

(a) **Availability of Shares.** The Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy then-outstanding Stock Awards.

(b) **Securities Law Compliance.** The Company will seek to obtain from each regulatory commission or agency having jurisdiction over the Plan the authority required to grant Stock Awards and to issue and sell shares of Common Stock upon exercise of the Stock Awards; *provided, however*, that this undertaking will not require the Company to register under the Securities Act the Plan, any Stock Award or any Common Stock issued or issuable pursuant to any such Stock Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise of such Stock Awards unless and until such authority is obtained. A Participant will not be eligible for the grant of a Stock Award or the subsequent issuance of cash or Common Stock pursuant to the Stock Award if such grant or issuance would be in violation of any applicable securities law.

(c) **No Obligation to Notify or Minimize Taxes.** The Company will have no duty or obligation to any Participant to advise such holder as to the time or manner of exercising a Stock Award. Furthermore, the Company will have no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of a Stock Award or a possible period in which the Stock Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of a Stock Award to the holder of such Stock Award.

VIII. MISCELLANEOUS.

(a) **Use of Proceeds from Sales of Common Stock.** Proceeds from the sale of shares of Common Stock issued pursuant to Stock Awards will constitute general funds of the Company.

(b) **Corporate Action Constituting Grant of Stock Awards.** Corporate action constituting a grant by the Company of a Stock Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Stock Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (*e.g.*, Board consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (*e.g.*, exercise price, vesting schedule or number of shares) that are inconsistent with those in the Stock Award Agreement or related grant documents as a result of a clerical error in the preparation of the Stock Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect terms in the Stock Award Agreement or related grant documents.

(c) **Stockholder Rights.** No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to a Stock Award unless and until (i) such Participant has satisfied all requirements for exercise of, or the issuance of shares of Common Stock under, the Stock Award pursuant to its terms, and (ii) the issuance of the Common Stock subject to such Stock Award has been entered into the books and records of the Company.

(d) **No Employment or Other Service Rights.** Nothing in the Plan, any Stock Award Agreement or any other instrument executed thereunder or in connection with any Stock Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Stock Award was granted or will affect the right of the Company or an Affiliate to terminate (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant's agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state in which the Company or the Affiliate is incorporated, as the case may be.

(e)   **Change in Time Commitment.** In the event a Participant's regular level of time commitment in the performance of his or her services for the Company or any Affiliate is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee) after the date of grant of any Stock Award to the Participant, the Board has the right in its sole discretion to (x) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Stock Award that is scheduled to vest or become payable after the date of such change in time commitment, and (y) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Stock Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Stock Award that is so reduced or extended.

(f)   **Incentive Stock Option Limitations.** To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(g)   **Investment Assurances.** The Company may require a Participant, as a condition of exercising or acquiring Common Stock under any Stock Award, (i) to give written assurances satisfactory to the Company as to the Participant's knowledge and experience in financial and business matters and/or to employ a purchaser representative reasonably satisfactory to the Company who is knowledgeable and experienced in financial and business matters and that they are capable of evaluating, alone or together with the purchaser representative, the merits and risks of exercising the Stock Award; and (ii) to give written assurances satisfactory to the Company stating that the Participant is acquiring Common Stock subject to the Stock Award for the Participant's own account and not with any present intention of selling or otherwise distributing the Common Stock. The foregoing requirements, and any assurances given pursuant to such requirements, will be inoperative if (A) the issuance of the shares upon the exercise or acquisition of Common Stock under the Stock Award has been registered under a then currently effective registration statement under the Securities Act, or (B) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then applicable securities laws. The Company may, upon advice of counsel to the Company, place legends on stock certificates issued under the Plan as such counsel deems necessary or appropriate in order to comply with applicable securities laws, including, but not limited to, legends restricting the transfer of the Common Stock.

(h)   **Withholding Obligations.** Unless prohibited by the terms of a Stock Award Agreement, the Company may, in its sole discretion, satisfy any federal, state or local tax withholding obligation relating to a Stock Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Stock Award; *provided, however,* that no shares of Common Stock are withheld with a value exceeding the maximum amount of tax that may be required to be withheld by law (or such other amount as may be permitted while still avoiding classification of the Stock Award as a liability for financial accounting purposes); (iii) withholding cash from a Stock Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; or (v) by such other method as may be set forth in the Stock Award Agreement.

(i) **Electronic Delivery.** Any reference herein to a "written" agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company's intranet (or other shared electronic medium controlled by the Company to which the Participant has access).

(j) **Deferrals.** To the extent permitted by applicable law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Stock Award may be deferred and may establish programs and procedures for deferral elections to be made by Participants. Deferrals by Participants will be made in accordance with Section 409A of the Code. Consistent with Section 409A of the Code, the Board may provide for distributions while a Participant is still an employee or otherwise providing services to the Company or an Affiliate. The Board is authorized to make deferrals of Stock Awards and determine when, and in what annual percentages, Participants may receive payments, including lump sum payments, following the Participant's termination of Continuous Service, and implement such other terms and conditions consistent with the provisions of the Plan and in accordance with applicable law.

(k) **Compliance with Section 409A of the Code.** Unless otherwise expressly provided for in a Stock Award Agreement, the Plan and Stock Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Stock Awards granted hereunder exempt from Section 409A of the Code, and, to the extent not so exempt, in compliance with Section 409A of the Code. To the extent that the Board determines that any Stock Award granted hereunder is not exempt from and is therefore subject to Section 409A of the Code, the Stock Award Agreement evidencing such Stock Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and, to the extent applicable, the Plan and Stock Award Agreements will be interpreted in accordance with the requirements of Section 409A of the Code. Notwithstanding anything to the contrary in this Plan (and unless the Stock Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded and a Participant holding a Stock Award that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code, no distribution or payment of any amount will be made upon a "separation from service" before a date that is six months following the date of such Participant's "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant's death.

(l) **Clawback/Recovery.** All Stock Awards granted under the Plan will be subject to recoupment in accordance with any clawback provisions in a Participant's employment agreement or other agreement with the Company or any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company's securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in a Stock Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or an Affiliate.

IX.   ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a)   **Capitalization Adjustments.** In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 3(c), and (iii) the class(es) and number of securities and price per share of stock subject to outstanding Stock Awards. The Board will make such adjustments, and its determination will be final, binding and conclusive.

(b)   **Dissolution or Liquidation.** Except as otherwise provided in the Stock Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Stock Awards (other than Stock Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company's right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company's repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Stock Award is providing Continuous Service, *provided*, *however*, that the Board may, in its sole discretion, cause some or all Stock Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Stock Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c)   **Corporate Transaction.** The following provisions will apply to Stock Awards in the event of a Corporate Transaction unless otherwise provided in the Stock Award Agreement or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of a Stock Award. In the event of a Corporate Transaction, then, notwithstanding any other provision of the Plan, the Board may take one or more of the following actions with respect to Stock Awards, contingent upon the closing or completion of the Corporate Transaction:

   (i)   arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Stock Award or to substitute a similar stock award for the Stock Award (including, but not limited to, an award to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction);

   (ii)   arrange for the assignment of any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to the Stock Award to the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company);

   (iii)   accelerate the vesting, in whole or in part, of the Stock Award (and, if applicable, the time at which the Stock Award may be exercised) to a date prior to the effective time of such Corporate Transaction as the Board determines (or, if the Board does not determine such a date, to the date that is five (5) days prior to the effective date of the Corporate Transaction), with such Stock Award terminating if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction; *provided*, *however*, that the Board may require Participants to complete and deliver to the Company a notice of exercise before the effective date of a Corporate Transaction, which exercise is contingent upon the effectiveness of such Corporate Transaction;

   (iv)   arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by the Company with respect to the Stock Award;

   (v)   cancel or arrange for the cancellation of the Stock Award, to the extent not vested or not exercised prior to the effective time of the Corporate Transaction, in exchange for such cash consideration, if any, as the Board, in its sole discretion, may consider appropriate; and

(vi) make a payment, in such form as may be determined by the Board equal to the excess, if any, of (A) the value of the property the Participant would have received upon the exercise of the Stock Award immediately prior to the effective time of the Corporate Transaction, over (B) any exercise price payable by such holder in connection with such exercise. For clarity, this payment may be zero ($0) if the value of the property is equal to or less than the exercise price. Payments under this provision may be delayed to the same extent that payment of consideration to the holders of the Company's Common Stock in connection with the Corporate Transaction is delayed as a result of escrows, earn outs, holdbacks or any other contingencies.

The Board need not take the same action or actions with respect to all Stock Awards or portions thereof or with respect to all Participants. The Board may take different actions with respect to the vested and unvested portions of a Stock Award.

(d) Change in Control. A Stock Award may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the Stock Award Agreement for such Stock Award or as may be provided in any other written agreement between the Company or any Affiliate and the Participant, but in the absence of such provision, no such acceleration will occur.

X. TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may suspend or terminate the Plan at any time. No Incentive Stock Option will be granted after the tenth anniversary of the earlier of (i) the date the Plan is adopted by the Board, or (ii) the date the Plan is approved by the stockholders of the Company. No Stock Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

(b) No Impairment of Rights. Suspension or termination of the Plan will not materially impair rights and obligations under any Stock Award granted while the Plan is in effect except with the written consent of the affected Participant or as otherwise permitted in the Plan.

XI. EFFECTIVE DATE OF PLAN.

This Plan will become effective on the Effective Date.

XII. CHOICE OF LAW.

The laws of the State of Delaware will govern all questions concerning the construction, validity and interpretation of this Plan, without regard to that state's conflict of laws rules.

Definitions. As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "*Affiliate*" means, at the time of determination, any "parent" or "subsidiary" of the Company as such terms are defined in Rule 405. The Board will have the authority to determine the time or times at which "parent" or "subsidiary" status is determined within the foregoing definition.

(b) "*Board*" means the Board of Directors of the Company.

(c) "*Capitalization Adjustment*" means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Stock Award after the Effective Date without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(d) "*Cause*" will have the meaning ascribed to such term in any written agreement between the Participant and the Company or an Affiliate defining such term and, in the absence of such agreement, such term will mean, with respect to a Participant and for purposes of the application of this Plan, the occurrence of any of the following events: (i) such Participant's conviction of, or plea of no contest with respect to, any crime involving fraud, dishonesty or moral turpitude; (ii) such Participant's attempted commission of or participation in a fraud or act of dishonesty against the Company or an Affiliate that results in (or might have reasonably resulted in) material harm to the business of the Company or an Affiliate; (iii) such Participant's intentional, material violation of any contract or agreement between the Participant and the Company or an Affiliate, or any statutory duty the Participant owes to the Company or an Affiliate; or (iv) such Participant's conduct that constitutes gross misconduct, insubordination, incompetence or habitual neglect of duties and that results in (or might have reasonably resulted in) material harm to the business of the Company or an Affiliate. The determination that a termination of the Participant's Continuous Service is either for Cause or without Cause will be made by the Company, in its sole discretion. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Stock Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or an Affiliate or such Participant for any other purpose.

(e) "*Change in Control*" will be deemed to have occurred upon the first to occur of an event set forth in any one of the following paragraphs:

(i) As a result of any merger or consolidation, the voting securities of the Company outstanding immediately prior thereto represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 49% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such merger or consolidation;

(ii) during any period of 24 consecutive calendar months, the individuals who at the beginning of such period constitute the Board, and any new directors whose election by such Board or nomination for election by stockholders was approved by a vote of at least two-thirds of the members of such Board who were either directors on such Board at the beginning of the period or whose election or nomination for election as directors was previously so approved, for any reason cease to constitute at least a majority of the members thereof;

(iii) any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) shall become the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 20% of the then outstanding shares of Common Stock of the Company;

(iv) any sale of all or substantially all of the assets of the Company; or

(v) the complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Stock Award which provides for the deferral of compensation and is subject to Section 409A of the Code, the transaction or event with respect to such Stock Award must also constitute a "change in control event," as defined in Treasury Regulation §1.409A-3(i)(5) to the extent required by Section 409A.

The Committee shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control of the Company has occurred pursuant to the above definition, and the date of the occurrence of such Change in Control and any incidental matters relating thereto.

Notwithstanding the foregoing, a Change in Control shall not be deemed to occur solely because the threshold voting power of the Company's then outstanding securities in Section 13(e)(i) or (iii) is acquired by (A) a trustee or other fiduciary holding securities under one or more employee benefit plans maintained by the Company or any of its subsidiaries or (B) any corporation which, immediately prior to such acquisition, is owned directly or indirectly by the stockholders of the Company in the same proportion as their ownership of stock in the Company immediately prior to such acquisition.

For the avoidance of doubt, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

Notwithstanding the foregoing or any other provision of this Plan, the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Stock Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply.

(f) "*Code*" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g) "*Committee*" means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(h) "*Common Stock*" means the common stock of the Company.

(i) "*Company*" means Geron Corporation, a Delaware corporation.

(j) "*Consultant*" means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a "Consultant" for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company's securities to such person.

(k) "*Continuous Service*" means that the Participant's service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant's service with the Company or an Affiliate, will not terminate a Participant's Continuous Service; *provided, however*, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, in its sole discretion, such Participant's Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party's sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in a Stock Award only to such extent as may be provided in the Company's or Affiliate's leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law.

(l) "*Corporate Transaction*" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale, lease or other disposition of all or substantially all of the assets of the Company;

(ii) a sale or other disposition of at least ninety percent (90%) of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction in which the Company is not the surviving corporation; or

(iv) a reverse merger, consolidation or similar transaction in which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Notwithstanding the foregoing definition or any other provision of this Plan, the term Corporate Transaction will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.

(m) "*Director*" means a member of the Board.

(n) "*Disability*" means, with respect to a Participant, the inability of such Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Sections 22(e)(3) and 409A(a)(2)(c)(i) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(o) "*Effective Date*" means the effective date of this Plan document, which is the date of the annual meeting of stockholders of the Company held in 2018, provided this Plan is approved by the Company's stockholders at such meeting.

(p) "*Employee*" means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of the Plan.

(q) "*Entity*" means a corporation, partnership, limited liability company or other domestic or foreign entity.

(r) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(s) "*Fair Market Value*" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be, unless otherwise determined by the Board, the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(t) "*Full Value Award*" means any Stock Award granted under this Plan, other than an Option or SAR that has a per share exercise or strike price that is at least 100% of the Fair Market Value of the Common Stock on its original date of grant.

(u) "*Incentive Stock Option*" means an option granted pursuant to Section 5 that is intended to be, and that qualifies as, an "incentive stock option" within the meaning of Section 422 of the Code.

(v) "*Non-Employee Director*" means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act ("*Regulation S-K*")), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a "non-employee director" for purposes of Rule 16b-3.

(w) "*Nonstatutory Stock Option*" means any option granted pursuant to Section 5 that does not qualify as an Incentive Stock Option.

(x) "*Officer*" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(y) "*Option*" means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(z) "*Option Agreement*" means a written agreement between the Company and an Optionholder evidencing the terms and conditions of an Option grant. Each Option Agreement will be subject to the terms and conditions of the Plan.

(aa) "*Optionholder*" means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(bb) "*Other Stock Award*" means an award based in whole or in part by reference to the Common Stock which is granted pursuant to the terms and conditions of Section 6(d).

(cc) "*Other Stock Award Agreement*" means a written agreement between the Company and a holder of an Other Stock Award evidencing the terms and conditions of an Other Stock Award grant. Each Other Stock Award Agreement will be subject to the terms and conditions of the Plan.

(dd) "*Own,*" "*Owned,*" "*Owner,*" "*Ownership*" means a person or Entity will be deemed to "Own," to have "Owned," to be the "Owner" of, or to have acquired "Ownership" of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ee) "*Participant*" means a person to whom a Stock Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Stock Award.

(ff) "*Performance Criteria*" means the one or more criteria that the Board shall select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that shall be used to establish such Performance Goals may be based on any one of, or combination of, the following: (i) net earnings (either before or after one or more of the following: (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit or operating margin; (xiii) costs; (xiv) funds from operations; (xv) expenses; (xvi) working capital; (xvii) earnings per share; (xviii) adjusted earnings per share; (xix) price per Share; (xx) regulatory body approval for commercialization of a product; (xxi) positive results from clinical trials; (xxii) initiation of clinical trials; (xxiii) implementation, completion or maintenance of critical projects or relationships; (xxiv) closing of significant financing; (xxv) execution or completion of strategic initiatives; (xxvi) market share; (xxvii) economic value; (xxviii) cash flow return on capital; (xxix) return on net assets; and (xxx) other measures of performance selected by the Board. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Stock Award Agreement. The Board shall, in its sole discretion, define the manner of calculating the Performance Criteria it selects to use for such Performance Period.

(gg) "*Performance Goals*" means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. The Board may, in its sole discretion, provide that one or more objectively determinable adjustments shall be made to one or more of the Performance Goals. Such adjustments may include one or more of the following: (i) items related to a change in accounting principle; (ii) items relating to financing activities; (iii) expenses for restructuring or productivity initiatives; (iv) other non-operating items; (v) items related to acquisitions; (vi) items attributable to the business operations of any entity acquired by the Company during the Performance Period; (vii) items related to the disposal of a business or segment of a business; (viii) items related to discontinued operations that do not qualify as a segment of a business under Applicable Accounting Standards; (ix) items attributable to any stock dividend, stock split, combination or exchange of stock occurring during the Performance Period; (x) any other items of significant income or expense which are determined to be appropriate adjustments; (xi) items relating to unusual or extraordinary corporate transactions, events or developments, (xii) items related to amortization of acquired intangible assets; (xiii) items that are outside the scope of the Company's core, on-going business activities; (xiv) items related to acquired in-process research and development; (xv) items relating to changes in tax laws; (xvi) items relating to major licensing or partnership arrangements; (xvii) items relating to asset impairment charges; (xviii) items relating to gains or losses for litigation, arbitration and contractual settlements; (xix) items relating to any other unusual or nonrecurring events or changes in applicable laws, accounting principles or business conditions; or (xx) any other items selected by the Board.

(hh) "*Performance Period*" means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to and the payment of a Performance Stock Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(ii) "*Performance Stock Award*" means a Stock Award granted under the terms and conditions of Section 6(c)(i).

(jj) "*Plan*" means this Geron Corporation 2018 Equity Incentive Plan.

(kk) "*Restricted Stock Award*" means an award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(a).

(ll) "*Restricted Stock Award Agreement*" means a written agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(mm) "*Restricted Stock Unit Award*" means a right to receive shares of Common Stock which is granted pursuant to the terms and conditions of Section 6(b).

(nn) "*Restricted Stock Unit Award Agreement*" means a written agreement between the Company and a holder of a Restricted Stock Unit Award evidencing the terms and conditions of a Restricted Stock Unit Award grant. Each Restricted Stock Unit Award Agreement will be subject to the terms and conditions of the Plan.

(oo) "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(pp) "*Rule 405*" means Rule 405 promulgated under the Securities Act.

(qq) "*Securities Act*" means the Securities Act of 1933, as amended.

(rr) "*Stock Appreciation Right*" or "*SAR*" means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 5.

(ss) "*Stock Appreciation Right Agreement*" means a written agreement between the Company and a holder of a Stock Appreciation Right evidencing the terms and conditions of a Stock Appreciation Right grant. Each Stock Appreciation Right Agreement will be subject to the terms and conditions of the Plan.

(tt) "*Stock Award*" means any right to receive Common Stock granted under the Plan, including an Incentive Stock Option, a Nonstatutory Stock Option, a Stock Appreciation Right, a Restricted Stock Award, a Restricted Stock Unit Award, a Performance Stock Award or any Other Stock Award.

(uu) "*Stock Award Agreement*" means a written agreement between the Company and a Participant evidencing the terms and conditions of a Stock Award grant. Each Stock Award Agreement will be subject to the terms and conditions of the Plan.

(vv) "*Subsidiary*" means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(ww) "*Ten Percent Stockholder*" means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

GERON CORPORATION
2014 EMPLOYEE STOCK PURCHASE PLAN

RECOMMENDED BY THE COMPENSATION COMMITTEE FOR APPROVAL BY THE BOARD OF DIRECTORS: MARCH 3, 2014

ADOPTED BY THE BOARD OF DIRECTORS: MARCH 10, 2014
APPROVED BY THE STOCKHOLDERS: MAY 20, 2014
AMENDED BY THE BOARD OF DIRECTORS: FEBRUARY 16, 2022
APPROVED BY THE STOCKHOLDERS: MAY 10, 2022
AMENDED BY THE BOARD OF DIRECTORS: MARCH 6, 2025
APPROVED BY THE STOCKHOLDERS: [●]

1. **GENERAL; PURPOSE.**

   (a) This Plan provides a means by which Eligible Employees of the Company and certain designated Related Corporations may be given an opportunity to purchase shares of Common Stock. This Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. Defined terms used in this Plan are set forth in Section 16.

   (b) The Company, by means of this Plan, seeks to retain the services of such Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2. **ADMINISTRATION.**

   (a) The Board will administer this Plan unless and until the Board delegates administration of this Plan to a Committee or Committees, as provided in Section 2(c).

   (b) The Board will have the power, subject to, and within the limitations of, the express provisions of this Plan:

   (i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

   (ii) To designate from time to time which Related Corporations of the Company will be eligible to participate in this Plan.

   (iii) To construe and interpret this Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for the administration of this Plan and Purchase Rights. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in this Plan, in a manner and to the extent it deems necessary or expedient to make this Plan fully effective.

   (iv) To settle all controversies regarding this Plan and Purchase Rights granted hereunder.

   (v) To suspend or terminate this Plan at any time as provided in Section 13.

(vi) To amend this Plan at any time as provided in Section 13.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that this Plan be treated as an Employee Stock Purchase Plan.

(viii) To adopt such procedures and sub-plans as are necessary or appropriate to permit participation in this Plan by Employees who are foreign nationals or employed outside the United States.

(c) The Board may delegate some or all of the administration of this Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of this Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of this Plan, as may be adopted from time to time by the Board. The Board may retain the authority to concurrently administer this Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of this Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of this Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3. SHARES OF COMMON STOCK SUBJECT TO THIS PLAN.

(a) Subject to the provisions of Section 12(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under this Plan will not exceed 8,000,000 shares of Common Stock.

(b) If any Purchase Right granted under this Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under this Plan.

(c) The stock purchasable under this Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4. GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate and will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering will be incorporated by reference into this Plan and treated as part of this Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on any Purchase Date within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately following the purchase of shares of Common Stock on such Purchase Date, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day following such Purchase Date.

5.   **ELIGIBILITY.**

(a)   Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation. Except as provided in Section 5(b), an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may provide that no Employee will be eligible to be granted Purchase Rights under this Plan unless, on the Offering Date, such Employee's customary employment with the Company or the Related Corporation is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code.

(b)   The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i)   the date on which such Purchase Right is granted will be the "Offering Date" of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii)   the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii)   the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c)   No Employee will be eligible for the grant of any Purchase Rights if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d)   As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee's rights to purchase stock of the Company or any Related Corporation to accrue at a rate which exceeds $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to this Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time. In all cases, this $25,000 limit will be determined in accordance with regulations applicable under Section 423(b)(8) of the Code. In particular, this limit will be determined based on (i) the number of shares previously purchased with respect to such calendar years pursuant to such Offering or any other Offering under this Plan, and pursuant to any other Company or Related Corporation plans intended to qualify as an employee stock purchase plan under Section 423 of the Code, and (ii) the number of shares subject to other Purchase Rights outstanding on the Offering Date for such Offering pursuant to this Plan and any other such Company or Related Corporation plan intended to qualify as an Employee Stock Purchase Plan.

(e) Officers of the Company and any designated Related Corporation, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under this Plan. Notwithstanding the foregoing, the Board may provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

6. PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under this Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board, but in either case not exceeding 10% of such Employee's earnings (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code, the Board may specify that a Participant's Contribution rate will be decreased to 0% of the Participant's earnings at such time during any Offering which is scheduled to end during the current calendar year that the aggregate of all Contributions accumulated with respect to such Offering and any other Offering ending within the same calendar year equals $21,250.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under this Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date during such Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under such Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant's accumulated Contributions) allocation of the shares of Common Stock available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be not less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7. PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to authorize payroll deductions as the means of making Contributions by completing and delivering to the Company, within the time specified in the Offering, an enrollment form provided by the Company. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant's Contributions will be credited to a bookkeeping account for such Participant under this Plan and will be deposited with the general funds of the Company except where applicable law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter decrease (including to zero) or increase his or her Contributions. If specifically provided in the Offering, in addition to making Contributions by payroll deductions, a Participant may make Contributions through payment by cash or check prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant's Purchase Right in that Offering will immediately terminate and the Company will distribute to such Participant all of his or her accumulated but unused Contributions without interest. A Participant's withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under this Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Purchase Rights granted pursuant to any Offering under this Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate in such Offering. For purposes of the foregoing, a Participant will be treated as an Employee while the Participant is on military leave, sick leave or other bona fide leave of absence agreed to in writing by the Company or a Related Corporation, if applicable, if the period of such leave does not exceed three months, or if longer, so long as the Participant's right to reemployment with the Company or a Related Corporation, if applicable, upon the expiration of such leave is provided either by statute or by contract. The Company will distribute to such individual all of his or her accumulated but unused Contributions without interest.

(d) During a Participant's lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 11.

(e) Unless otherwise specified in the Offering, the Company will have no obligation to pay interest on Contributions.

8. **EXERCISE OF PURCHASE RIGHTS.**

(a) On each Purchase Date, each Participant's accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by this Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) In any Offering, if any amount of accumulated Contributions remains in a Participant's account after the purchase of shares of Common Stock on the final Purchase Date within such Offering, and such remaining amount is less than the amount required to purchase one share of Common Stock on the final Purchase Date of such Offering, then such remaining amount will be held in such Participant's account for the purchase of shares of Common Stock under the next Offering under this Plan, unless such Participant withdraws from or is not eligible to participate in such Offering, in which case such amount will be distributed to such Participant after the final Purchase Date without interest. If the amount of Contributions remaining in a Participant's account after the purchase of shares of Common Stock is at least equal to the amount required to purchase one whole share of Common Stock on the final Purchase Date of an Offering, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date of such Offering without interest.

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under this Plan are covered by an effective registration statement pursuant to the Securities Act and this Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to this Plan. If, on a Purchase Date, the shares of Common Stock are not so registered or this Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and this Plan is in material compliance, except that the Purchase

Date will in no event be more than 6 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and this Plan is not in material compliance with all applicable laws, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest.

9. **OTHER RESTRICTIONS.**

(a) The Board may provide that any shares of Common Stock issued to a Participant under this Plan will be precluded from trading in an open market transaction for one year following the Purchase Date of such shares, and in such case, certificates evidencing such shares will bear a restrictive legend reflecting such restriction.

(b) The terms and conditions of Purchase Rights granted under this Plan to, and the purchase of Shares of Common Stock by, persons subject to Section 16 of the Exchange Act will comply with the applicable provisions of Rule 16b-3. This Plan will be deemed to contain, and such Purchase Rights will contain, and the shares of Common Stock issued upon exercise thereof will be subject to, such additional conditions and restrictions as may be required by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

10. **COVENANTS OF THE COMPANY.**

The Company will seek to obtain from each federal, state, foreign or other regulatory commission or agency having jurisdiction over this Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under this Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

11. **DESIGNATION OF BENEFICIARY.**

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant's account under this Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. If a Participant is married and the designated beneficiary is not the Participant's spouse, the Company may require spousal consent for such designation to be effective. The Company may, but is not obligated to, permit the Participant (subject to spousal consent, if applicable and required by the Company) to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions to the Participant's spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

12. **ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.**

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to this Plan pursuant to Section 3(a); (ii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights; and (iii) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a dissolution or liquidation of the Company, all Offerings under this Plan will terminate immediately prior to the consummation of such dissolution or liquidation, unless otherwise provided by the Board.

(c) In the event of a Corporate Transaction, each outstanding Purchase Right under this Plan will be assumed or an equivalent right will be substituted for such Purchase Right by the successor corporation (or a parent or subsidiary of such successor corporation), unless the Board determines, in the exercise of its sole discretion and in lieu of such assumption or substitution, to shorten any Offerings then in progress by setting a new Purchase Date prior to the Corporate Transaction (the "*New Purchase Date*"). If the Board sets a new Purchase Date pursuant to the preceding sentence, then (i) the Board will notify each Participant in writing, at least 10 days prior to the New Purchase Date, that the Purchase Date for such Participant's outstanding Purchase Rights has been changed to the New Purchase Date, (ii) such Participant's accumulated Contributions will be used to purchase shares of Common Stock automatically on the New Purchase Date under such Purchase Rights, unless the Participant withdraws from the applicable Offering prior to the New Purchase Date in accordance with Section 7(b), and (iii) such Purchase Rights will terminate immediately after such purchase.

For purposes of this Section 12(c), a Purchase Right granted under this Plan will be deemed to be assumed if, following the Corporate Transaction, the Purchase Right confers the right to purchase, for each share of Common Stock subject to the Purchase Right immediately prior to the Corporate Transaction, the same consideration (whether stock, cash or other securities or property) received in the Corporate Transaction by holders of Common Stock for each share of Common Stock held on the effective date of the Corporate Transaction (and if such holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); *provided, however*, that if such consideration received in the Corporate Transaction was not solely common stock of the successor corporation or its parent (as defined in Section 424(e) of the Code), the Board may, with the consent of the successor corporation and the Participant, provide for the consideration to be received upon exercise of the Purchase Right to be solely common stock of the successor corporation or its parent equal in fair market value to the per share consideration received by holders of Common Stock in the Corporate Transaction.

13. **AMENDMENT, TERMINATION OR SUSPENSION OF THIS PLAN.**

(a) The Board may amend this Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 12(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of this Plan for which stockholder approval is required by applicable law or listing requirements, including any amendment that either (i) materially increases the number of shares of Common Stock available for issuance under this Plan, (ii) materially expands the class of individuals eligible to become Participants and receive Purchase Rights, (iii) materially increases the benefits accruing to Participants under this Plan or materially reduces the price at which shares of Common Stock may be purchased under this Plan, (iv) materially extends the term of this Plan, or (v) expands the types of awards available for issuance under this Plan, but in each of (i) through (v) above, only to the extent stockholder approval is required by applicable law or listing requirements.

(b) The Board may suspend or terminate this Plan at any time. No Purchase Rights may be granted under this Plan while this Plan is suspended or after it is terminated.

(c) Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of this Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to comply with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of

Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including, without limitation, any such regulations or other guidance that may be issued or amended after the date this Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment.

Notwithstanding anything in this Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit payroll withholdings in excess of the amount designated by a Participant in order to adjust for mistakes in the Company's processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with this Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

14. EFFECTIVE DATE OF PLAN.

This Plan will become effective on the date of the annual meeting of stockholders of the Company held in 2014, provided this Plan is approved by the Company's stockholders at such meeting. No Purchase Rights will be exercised unless and until this Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date this Plan is adopted (or if required under Section 13(a) above, materially amended) by the Board.

15. MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant's shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) This Plan and Offering do not constitute an employment contract. Nothing in this Plan or in the Offering will in any way alter the at will nature of a Participant's employment or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation, or on the part of the Company or a Related Corporation to continue the employment of a Participant.

(d) The provisions of this Plan will be governed by the laws of the State of Delaware without resort to that state's conflicts of laws rules.

16. DEFINITIONS.

As used in this Plan, the following definitions will apply to the capitalized terms indicated below:

(a) "***Board***" means the Board of Directors of the Company.

(b) "***Capitalization Adjustment***" means any change that is made in, or other events that occur with respect to, the Common Stock subject to this Plan or subject to any Purchase Right after the date this Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(c) "*Code*" means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(d) "*Committee*" means a committee of one or more Directors to whom authority has been delegated by the Board in accordance with Section 2(c).

(e) "*Common Stock*" means the common stock of the Company.

(f) "*Company*" means Geron Corporation, a Delaware corporation.

(g) "**Contributions**" means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions.

(h) "*Corporate Transaction*" means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

  (i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its Related Corporations;

  (ii) a sale or other disposition of at least 90% of the outstanding securities of the Company;

  (iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

  (iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(i) "*Director*" means a member of the Board.

(j) "*Eligible Employee*" means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in this Plan.

(k) "*Employee*" means any person, including an Officer or Director, who is "employed" for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an "Employee" for purposes of this Plan.

(l) "*Employee Stock Purchase Plan*" means a plan that grants Purchase Rights intended to be options issued under an "employee stock purchase plan," as that term is defined in Section 423(b) of the Code.

(m) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(n) "*Fair Market Value*" means, as of any date, the value of the Common Stock determined as follows:

    (i)   If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the **closing sales price** for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) **on the date of determination**, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

    (ii)   In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with applicable laws and in a manner that complies with Section 409A of the Code.

(o) "*Offering*" means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the "*Offering Document*" approved by the Board for that Offering.

(p) "*Offering Date*" means a date selected by the Board for an Offering to commence.

(q) "*Officer*" means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(r) "*Participant*" means an Eligible Employee who holds an outstanding Purchase Right.

(s) "*Plan*" means this Geron Corporation 2014 Employee Stock Purchase Plan.

(t) "*Purchase Date*" means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(u) "*Purchase Period*" means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(v) "*Purchase Right*" means an option to purchase shares of Common Stock granted pursuant to this Plan.

(w) "*Related Corporation*" means any "parent corporation" or "subsidiary corporation" of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(x) "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(y) "*Securities Act*" means the Securities Act of 1933, as amended.

(z) "*Trading Day*" means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the NYSE, the Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____ .

Commission File Number: 000-20859

GERON CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	75-2287752
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
919 East Hillsdale Blvd., Suite 250, Foster City, CA	**94404**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (650) 473-7700

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading symbol(s):	Name of each exchange on which registered:
Common Stock, $0.001 par value	GERN	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes   ☐   No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $2,430,700,000 based upon the closing price of the registrant's common stock on June 30, 2024 on the Nasdaq Global Select Market. The calculation of the aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant excludes shares of common stock held by each officer, director and stockholder that the registrant concluded were affiliates on that date. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 21, 2025, there were 636,904,470 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

Document	Form 10-K Parts
Portions of the Registrant's definitive proxy statement for the 2025 annual meeting of stockholders to be filed pursuant to Regulation 14A within 120 days of the Registrant's fiscal year ended December 31, 2024.	III

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TABLE OF CONTENTS

RYTELO® and other trademarks or service marks of Geron Corporation appearing in this Annual Report on Form 10-K (this "Report") are the property of Geron Corporation. This Report contains additional trade names, trademarks and service marks of others, which are the property of their respective owners. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

In this Report, unless otherwise indicated or the context otherwise requires, "Geron," "the registrant," "we," "us," and "our" refer to Geron Corporation, a Delaware corporation, and its wholly owned subsidiaries, Geron UK Limited, a United Kingdom company, and Geron Netherlands, B.V., a Dutch company.

Forward-Looking Statements

This Report, including "Business" in Part I, Item 1 of this Report and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Report, contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of Geron Corporation, or Geron or the Company, to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. In some cases, forward-looking statements can be identified by the use of terminology such as "may," "expects," "plans," "intends," "will," "should," "could," "projects," "believes," "predicts," "anticipates," "estimates," "potential," "seek," or "continue" or the negative thereof or other comparable terminology. The risks and uncertainties referred to above include, without limitation, risks and uncertainties related to: (a) whether we are successful in commercializing RYTELO (imetelstat) for the treatment of certain patients with lower-risk myelodysplastic syndromes, or lower-risk MDS, with transfusion dependent anemia; (b) whether the European Commission, or EC, approves RYTELO for the treatment of patients with lower-risk MDS with transfusion dependent anemia and whether the FDA and EC will approve imetelstat for other indications on the timelines expected, or at all; (c) our plans to commercialize RYTELO in the European Union, or EU; (d) whether we overcome potential delays and other adverse impacts caused by enrollment, clinical, safety, efficacy, technical, scientific, intellectual property, manufacturing and regulatory challenges in order to have the financial resources for and meet expected timelines and planned milestones; (e) whether regulatory authorities permit the further development of imetelstat on a timely basis, or at all, without any clinical holds; (f) whether RYTELO (imetelstat) may cause, or have attributed to it, adverse events that could delay or prevent the commencement and/or completion of clinical trials, impact its regulatory approval, or limit its commercial potential; (g) whether the IMpactMF Phase 3 trial for relapsed/refractory myelofibrosis, or R/R MF, has a positive outcome and demonstrates safety and effectiveness to the satisfaction of the FDA and international regulatory authorities, and whether our projected rates for enrollment and death events differ from actual rates, which may cause the interim and final analyses to occur later than anticipated; (h) whether any future safety or efficacy results of RYTELO treatment cause its benefit-risk profile to become unacceptable; (i) whether imetelstat actually demonstrates disease-modifying activity in patients and the ability to target the malignant stem and progenitor cells of the underlying disease; (j) whether we meet our post-marketing requirements and commitments for RYTELO; (k) whether there are failures or delays in manufacturing or supplying sufficient quantities of RYTELO (imetelstat) or other clinical trial materials that impact commercialization of RYTELO or the continuation of the IMpactMF trial and other clinical trials; (l) whether we are able to establish and maintain effective sales, marketing and distribution capabilities, obtain adequate coverage and third-party payor reimbursement, and achieve adequate acceptance in the marketplace; (m) whether we are able to obtain and maintain the exclusivity terms and scopes provided by patent and patent term extensions, regulatory exclusivity, and have freedom to operate; (n) that we may be unable to successfully commercialize RYTELO due to competitive products, or otherwise; (o) that we may decide to partner and not to commercialize RYTELO independently in the United States, or U.S., or in Europe and other international markets; (p) whether we stay in compliance with and satisfy our obligations under our debt and synthetic royalty agreements; and (q) the impact of general economic, industry or political climate in the U.S. or internationally and the effects of macroeconomic conditions on our business and business prospects, financial condition and results of operations; as well as other risks that are described herein and that are otherwise described from time to time in our Securities and Exchange Commission reports including, but not limited to, the factors described in "Risk Factors," in Part I, Item 1A of this Report. Geron assumes no obligation for and except as required by law, disclaims any obligation to update these forward-looking statements to reflect future information, events or circumstances.

Risk Factor Summary

Below is a summary of material factors that make an investment in our common stock speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider this summary to be a complete discussion of all potential risks or uncertainties that may substantially impact our business. Additional discussion of the risks and uncertainties summarized in this risk factor summary, as well as other risks and uncertainties that we face, can be found under "Risk Factors" in Part I, Item 1A of this Report. The summary below is qualified in its entirety by that more complete discussion of such risks and uncertainties. Moreover, we operate in a competitive and rapidly changing environment. New factors emerge from time to time and it is not possible to predict the impact of all of these factors on our business, financial condition or results of operations. You should consider carefully the risks and uncertainties described under "Risk Factors" in Part I, Item 1A of this Report as part of your evaluation of an investment in our common stock.

Risks Related to the Commercialization of RYTELO® (Imetelstat)

- Our near-term prospects are wholly dependent on RYTELO. We have limited experience with the commercialization of RYTELO, and if we are unable to successfully commercialize RYTELO in the U.S. for lower-risk MDS, or to expand its indication of use, our ability to generate meaningful revenue or achieve profitability will be materially and adversely affected.

- We have limited experience as a commercial company and our sales, marketing, and distribution of RYTELO may be unsuccessful or less successful than anticipated.

- If we are unable to continue to execute on our sales, marketing and distribution plans to commercialize RYTELO, we may be unable to generate meaningful product revenue.

- If we do not obtain acceptable prices or adequate reimbursement for RYTELO, the use of RYTELO could be severely limited.

- To be commercially successful, RYTELO must be accepted by the healthcare community, which can be slow to adopt or unreceptive to new technologies and products.

- If the market opportunities for RYTELO are smaller than we believe, our revenue may be adversely affected and our business may suffer.

- If competitors develop products, product candidates or technologies that are superior to or more cost-effective than RYTELO, it would significantly impact the development and commercial viability of RYTELO, which would severely and adversely affect our financial results, business and business prospects, and the future of RYTELO, and might cause us to cease operations.

- We rely on a select network of third party distributors, specialty pharmacies and other vendors to distribute RYTELO, and any failure by such distributors, specialty pharmacies and vendors could adversely affect our revenues, financial condition, or results of operations.

- We are seeking regulatory approval to commercialize RYTELO in the EU, and any such approval, if received, will be subject to pricing, drug marketing and reimbursement regulations in the EU, which may materially affect our ability to commercialize and receive reimbursement coverage for RYTELO in the EU.

Risks Related to Regulatory Approval of RYTELO

- We may be unable to maintain regulatory approval for RYTELO in the U.S. for lower-risk MDS, which would severely and adversely affect our business and business prospects, and might cause us to cease operations.

- Our regulatory approval for RYTELO in the U.S. for lower-risk MDS is subject to certain post-marketing requirements and commitments, and we may be subject to penalties or product withdrawal if we fail to comply with such regulatory requirements or commitments, or if we experience unanticipated problems with RYTELO.

- We may be unable to obtain regulatory approval to commercialize RYTELO in any other jurisdictions or for any new indications, or may experience significant delays in doing so, any of which could severely and adversely affect our business and business prospects, and might cause us to cease operations.

Risks Related to Compliance with Healthcare Laws

- The FDA, the Department of Justice, or DOJ, and other regulatory authorities actively enforce regulations related to the promotion and advertisement of pharmaceutical products, and if we were found to have violated the Food, Drug and Cosmetic Act, we could be subject to significant penalties, including civil, criminal and administrative penalties.

Risks Related to the Further Development of RYTELO (Imetelstat)

- We cannot be certain that we will be able to continue to develop RYTELO or advance it in clinical trials, or that we will be able to receive regulatory approval for RYTELO in any other indications in the U.S., the EU, or any other region, on a timely basis or at all.

- RYTELO may cause, or have attributed to it, undesirable or unintended side effects or other adverse events that could halt or limit its further commercialization, delay or prevent its regulatory approval in any other jurisdiction or indication, or cause us to delay or terminate our clinical trials.

- Results and data we disclosed from prior non-clinical studies and clinical trials may not predict success in later clinical trials, and we cannot assure you that any ongoing or future clinical trials of imetelstat, including IMpactMF, will lead to similar results and data that could potentially enable us to obtain any further regulatory approvals.

Risks Related to Manufacturing RYTELO (Imetelstat)

- Failure by us to maintain a manufacturing supply chain to appropriately and adequately supply RYTELO for commercial and future clinical uses would adversely affect our ability to commercialize RYTELO and result in a further delay in or cessation of clinical trials, and our business and business prospects could be severely harmed.

- If third parties that manufacture RYTELO fail to perform as needed, the commercial and clinical supply of RYTELO could be interrupted or limited, and we may be unable to successfully commercialize RYTELO or conduct or complete current or potential future clinical trials.

Risks Related to Our Operating Results, Financial Position and Need for Additional Capital

- We have a history of net losses and may not achieve consistent future profitability for some time, if ever.

- Our operating results are unpredictable and may fluctuate. If our operating results are below the expectations of securities analysts or investors, the trading price of our common stock could decline.

- Our failure to obtain additional capital if and when needed would force us to further delay, reduce or eliminate the further development of imetelstat, or to halt the commercialization of RYTELO, any of which would severely and adversely affect our financial results, business and business prospects, and might cause us to cease operations.

Risks Related to Our Indebtedness and Liabilities

- Our level of indebtedness and debt service obligations could adversely affect our financial condition, and may make it more difficult for us to fund our operations.

Risks Related to Protecting Our Intellectual Property

- If we are unable to obtain and maintain sufficient intellectual property protection and relevant regulatory exclusivities for RYTELO, our competitors could develop and commercialize products similar or identical to RYTELO, and our ability to successfully commercialize RYTELO may be adversely affected.

- Obtaining and maintaining our patent rights depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

- Patent terms may be inadequate to protect our competitive position on RYTELO for an adequate amount of time.

- The validity, scope and enforceability of any patents listed in the Orange Book that cover RYTELO or its methods of use can be challenged by third parties and may not protect us from generic or innovator competition.

Risks Related to Our Common Stock and Financial Reporting

- Historically, our stock price has been extremely volatile, and your investment may suffer a decline in value.

Calculation of Aggregate Market Value of Non-Affiliate Shares

For purposes of calculating the aggregate market value of shares of our common stock held by non-affiliates as set forth on the cover page of this Report, we have assumed that all outstanding shares are held by non-affiliates, except for shares held directly or indirectly by each of our executive officers and directors. In the case of 5% or greater stockholders, we have not deemed any such stockholders to be affiliates given the lack of facts and circumstances that would indicate that any such stockholders exercise, or have the ability to exercise, any control over Geron. These assumptions should not be deemed to constitute an admission that all executive officers and directors are, in fact, affiliates of Geron, or that there are no other persons who may be deemed to be affiliates of Geron. Further information concerning shareholdings of our executive officers, directors and principal stockholders is incorporated by reference in Part III, Item 12 of this Report.

ITEM 1.   BUSINESS

Company Overview

We are a commercial-stage biopharmaceutical company aiming to change lives by changing the course of blood cancer. Our first-in-class telomerase inhibitor, RYTELO® (imetelstat), harnesses Nobel Prize winning science in a treatment that scientific evidence suggests reduces proliferation of malignant cells, allowing production of new healthy cells, which we believe drives differentiated clinical benefits, potentially altering the underlying course and modifying the disease of these hematologic malignancies.

We commercially launched RYTELO in the U.S. in June 2024 following its approval by the U.S. Food and Drug Administration, or FDA, on June 6, 2024 for the treatment of adult patients with low- to intermediate-1 risk myelodysplastic syndromes, or lower-risk MDS, with transfusion-dependent, or TD, anemia requiring four or more red blood cell units over eight weeks who have not responded to or have lost response to or are ineligible for erythropoiesis-stimulating agents, or ESAs. Lower-risk MDS is a progressive blood cancer with high unmet need, where many patients with anemia become dependent on red blood cell transfusions, which can be associated with clinical consequences and decreased quality of life. We believe that the uptake of RYTELO since launch is supported by the high unmet need in lower-risk MDS and significant product differentiation, including observed benefit of RYTELO in difficult-to-treat sub-populations such as patients with high transfusion burden and ring sideroblast negative, or RS- patients. We believe that the favorable FDA label and National Comprehensive Cancer Network, or NCCN®, Clinical Practice Guidelines in Oncology, or NCCN Guidelines®, position RYTELO as a potential blockbuster treatment that can compete for significant market segments in lower-risk MDS, including first-line ESA ineligible patients and second-line patients regardless of prior treatment or RS status.

In September 2023, we submitted a marketing authorization application, or MAA, in the European Union, or EU, that was validated for review by the European Medicines Agency, or EMA, for RYTELO for the same proposed indication as in the U.S., and in December 2024, the Committee for Medicinal Products for Human Use, or CHMP, of the EMA adopted a positive opinion recommending the approval of RYTELO for the treatment of adult patients with TD anemia due to very low, low or intermediate risk myelodysplastic syndromes without an isolated deletion 5q cytogenetic, or non-del 5q, abnormality and who had an unsatisfactory response to or are ineligible for erythropoietin-based therapy. The European Commission, or EC, is reviewing the CHMP's recommendation, and we expect a potential approval decision by the EC in the first half of 2025. We are preparing for the potential commercialization of RYTELO in select EU countries in 2026, subject to regulatory approval, which could include working with experienced third parties who can provide contracted services, including essential critical path activities such as reimbursement, Health Technology Assessment, or HTA, submissions, market access and distribution.

In addition to lower-risk MDS, we are developing imetelstat for the treatment of other myeloid hematologic malignancies. Our Phase 3 IMpactMF clinical trial is evaluating imetelstat in patients with intermediate-2 or high-risk myelofibrosis, or MF, who have relapsed after or are refractory to treatment with a janus associate kinase inhibitor, or JAK inhibitor, or relapsed/refractory MF, or R/R MF, with overall survival, or OS, as the primary endpoint. As of February 2025, the trial reached approximately 80% enrollment. Based on our current planning assumptions for enrollment and event (death) rates in the trial, we expect the interim analysis for OS in IMpactMF may occur in the second half of 2026 and the final analysis may occur in the second half of 2028.

We believe that telomerase inhibition with imetelstat represents a novel mechanism of action with unique benefits in hematologic malignancies and potentially in other tumor types.

Our Strategy

Our strategy is to maximize the value of our first-in-class telomerase inhibitor, RYTELO (imetelstat). This includes maximizing the commercial opportunity for RYTELO in lower-risk MDS by investing in and executing on our U.S. commercial launch. We expect to deliver steady growth by executing across several key imperatives, including driving new patient starts across all eligible lower-risk MDS population segments, particularly in second-line lower-risk MDS; reinforcing with health care providers, or HCPs, the value of duration of treatment we have observed with RYTELO; educating HCPs on appropriate management of patient safety with RYTELO; and leveraging strong payor access for RYTELO.

We also plan to progress our development programs that could help identify potential additional indications for imetelstat. This includes continuing to enroll the Phase 3 IMpactMF trial, which, if positive and approved in label expansion, could significantly increase the RYTELO commercial opportunity. Additionally, we plan to execute on our pipeline programs and assess the data to understand the potential to develop imetelstat in additional hematologic malignancies and as a potential combination therapy.

U.S. Commercialization of RYTELO

RYTELO is the first and only FDA approved telomerase inhibitor. The FDA label indicates that RYTELO is approved for certain ESA ineligible or ESA relapsed/refractory lower-risk MDS patients, regardless of RS status. In August 2024, the MDS NCCN Guidelines® were updated to include imetelstat as a Category 1 treatment in second-line RS+/RS- patients regardless of prior treatment and as a Category 2A treatment for first-line ESA-ineligible RS+/RS- patients.

We believe that lower-risk MDS represents a significant market opportunity with blockbuster potential for RYTELO in this indication. We estimate there are approximately 15,400 treatment-eligible lower-risk MDS patients consistent with the FDA label in 2025, based on IQVIA projected claims and Clarivate/Decision Resources Group, or DRG, incidence data. This is comprised of approximately 3,400 first-line ESA ineligible patients, approximately 7,600 second-line ESA relapsed/refractory patients (approximately 5,700 RS- and 1,900 RS+, respectively), and approximately 4,400 third-line plus ESA relapsed/refractory patients (approximately 3,300 RS- and 1,100 RS+, respectively). We estimate that approximately 45% of first-line patients will progress to second-line treatment and approximately 59% of second-line patients will progress to third-line treatment in 2025.

To support this significant market opportunity, our commercial team includes 50 key account managers, oncology clinical educators, and field reimbursement and national account teams, along with our medical affairs field team. We offer a wide range of resources to support access and affordability for eligible RYTELO patients, including our Reach for RYTELO™ patient support program, which provides a range of resources which are designed to support access and affordability to eligible patients prescribed RYTELO.

Commercialization Plans for RYTELO in the EU

Subject to receiving regulatory approval, our goal in the EU is to optimize patient access and revenues for RYTELO in prioritized countries. We are preparing to commercialize RYTELO in select EU countries in 2026, which could include working with experienced third parties who can provide contracted services, including essential critical path activities such as reimbursement, HTA submissions, market access and distribution.

Background of Telomerase Inhibition in Hematologic Malignancies and Imetelstat Development

In the human body, normal growth and maintenance of tissues occurs by cell division. However, most cells are only able to divide a limited number of times, and this number of divisions is regulated by telomere length. Telomeres are repetitions of a deoxyribonucleic acid, or DNA, sequence located at the ends of chromosomes. They act as protective caps to maintain stability and integrity of the chromosomes, which contain the cell's genetic material. Normally, every time a cell divides, the telomeres shorten. Eventually, they shrink to a critically short length, and as a result, the cell either dies by apoptosis or stops dividing and senesces.

Telomerase is a naturally occurring enzyme that maintains telomeres and prevents them from shortening during cell division, such as stem cells that must remain immortalized to support normal health. Telomerase consists of at least two essential components: a ribonucleic acid, or RNA, template, which binds to the telomere, and a catalytic subunit with reverse transcriptase activity, which adds a specific DNA sequence to the chromosome ends. The 2009 Nobel Prize for Physiology or Medicine was awarded to Drs. Elizabeth H. Blackburn, Carol W. Greider and Jack Szostak, former Geron collaborators, for the discovery of how chromosomes are protected by both telomeres and telomerase.

Telomerase is upregulated in many tumor cells and malignant stem and progenitor cells, enabling the continued and uncontrolled proliferation of the malignant cells that drive tumor growth and progression. We believe that inhibiting telomerase may be an attractive approach to treating cancer because it may limit the proliferative capacity of malignant stem and progenitor cells, which are believed to be important drivers of tumor growth and progression. We and others have observed in various in vitro, ex vivo and rodent tumor models that inhibiting telomerase: (a) results in telomere shortening and (b) arrests uncontrolled malignant cell proliferation and tumor growth.

Many myeloid hematologic malignancies, such as essential thrombocythemia, or ET, MF and MDS, have been shown to arise from malignant stem and progenitor cells that express higher telomerase activity and have shorter telomeres when compared to normal healthy cells. In vitro studies have suggested that tumor cells with short telomeres may be especially sensitive to the anti-proliferative effects of inhibiting telomerase.

Imetelstat, our proprietary telomerase inhibitor which was discovered and developed at Geron, was designed to inhibit telomerase in malignant cells with continuously upregulated telomerase.

Imetelstat is a lipid conjugated 13-mer oligonucleotide that we designed to be complementary to and bind with high affinity to the RNA template of telomerase, thereby directly inhibiting telomerase activity. Imetelstat does not act as an antisense inhibitor of protein translation. The compound has a proprietary thio-phosphoramidate backbone, which is designed to provide resistance to the effect of cellular nucleases, thus conferring improved stability in plasma and tissues, as well as improved binding affinity to its target. To improve the ability of imetelstat to penetrate cellular membranes, we conjugated the oligonucleotide to a lipid group. Imetelstat's IC50, or half maximal inhibitory concentration, is 3 – 9 nM in cell free assays.

We believe that imetelstat may have the potential to suppress the proliferation of malignant stem and progenitor cells while transiently affecting normal cells. Early clinical data from a Phase 2 trial of imetelstat in patients with ET, or the ET Trial, and a pilot study of imetelstat in patients with MF conducted at Mayo Clinic, or the Pilot Study, suggested that imetelstat inhibits the progenitor cells of the malignant clones believed to be responsible for the underlying diseases in a relatively select manner, indicating potential disease-modifying activity. These data were published in two separate articles in a September 2015 issue of *The New England Journal of Medicine*. In the Phase 2 IMbark study, an association of survival improvement and reduction in variant allele frequency, or VAF, was observed for high-risk imetelstat-treated MF patients, results which were published in *Journal of Clinical Oncology* in 2021. Additionally, in the Phase 2/3 IMerge study, SF3B1 VAF reduction was associated with longest transfusion independence, or TI, and with 8-week, 24-week and 1-year TI duration in imetelstat-treated lower-risk MDS patients. These results were published in The Lancet and at the European Hematology Association, or EHA, annual meeting in 2023.

Pipeline Chart



Indications
Discovery
Preclinical
Phase 1
Phase 2
Phase 3
Approved
LR-MDS
Single Agent
RYTELO
Approved in the U.S.
EU MAA under review
R/R MF
Single Agent
IMpactMF
Interim analysis est. 2H 2026
Final analysis est. 2H 2028
Frontline MF
Combination Therapy
IMproveMF
Progressed to Part 2, designed to confirm the safety profile of imetelstat 9.4 mg/kg in combination with ruxolitinib
R/R AML & HR-MDS
Single Agent
IMpress
Dosing schedule modified for second cohort of patients August 2024
R/R AML
Combination Therapy
TELOMERE*
To follow single agent data from IMpress
Next Generation TI Program
Leads identified; optimization ongoing
Ongoing; Company Sponsored
Ongoing; Investigator Led
Planned; Investigator Led

LR-MDS: lower-risk myelodysplastic syndromes; R/R MF: relapsed/refractory myelofibrosis; MF: myelofibrosis; R/R AML: relapsed/refractory acute myeloid leukemia; HR-MDS: higher-risk myelodysplastic syndromes; TI: telomerase inhibitor; MAA: marketing authorization application

Lower-Risk Myelodysplastic Syndromes (MDS)

MDS is a group of blood disorders in which the proliferation of malignant progenitor cells produces multiple malignant cell clones in the bone marrow resulting in disordered and ineffective production of the myeloid lineage, which includes red blood cells, white blood cells and platelets. In MDS, bone marrow and peripheral blood cells may have abnormal, or dysplastic, cell morphology. MDS is frequently characterized clinically by severe anemia, or low red blood cell counts, and low hemoglobin. In addition, other peripheral cytopenias, or low numbers of white blood cells and platelets, may cause life-threatening infections and bleeding. Transformation to acute myeloid leukemia, or AML, is reported to occur in up to 30% of MDS cases and results in poorer overall survival.

MDS is the most common of the myeloid malignancies. There are approximately 60,000 people in the U.S. living with the disease and approximately 16,000 reported new cases of MDS in the U.S. every year, according to Clarivate/DRG MDS Syndicated Report 2020, 2021, 2022. We believe that there are approximately 15,400 lower-risk MDS patients in the U.S. in 2025 that are eligible for treatment with RYTELO based on its approved FDA label, based on IQVIA projected claims and Clarivate/DRG incidence data. MDS is primarily a disease of the elderly, with median age at diagnosis around 70 years. The majority of patients, approximately 70%, fall into what are considered to be the lower-risk groups at diagnosis, according to the International Prognostic Scoring System, or IPSS, which assigns relative risk of progression to AML and overall survival by taking into account the presence of a number of disease factors, such as cytopenias and cytogenetics.

Chronic anemia is the predominant clinical problem in patients who have lower-risk MDS. Typically, these patients are treated with ESAs, such as erythropoietin, or EPO. Although ESAs provide an improvement in anemia in approximately 50% of patients, the effect is transient with a median duration of response of approximately two years. Once ESAs fail for patients, HMAs and lenalidomide have been used to improve anemia, but with limited success, such as reported ≥ 8-week red blood cell, or RBC, transfusion independence, or RBC-TI, rates of 17% for azacitidine, an HMA, and 27% for lenalidomide in non-del 5q lower-risk MDS patients. In August 2023, Reblozyl, or luspatercept, was approved for the treatment of anemia in adult patients with very low-to-intermediate-risk MDS without previous erythropoiesis stimulating agent use, or ESA-naive, who may require regular RBC transfusions. In April 2020, luspatercept was approved for use in ESA-failed lower-risk MDS patients with ringed sideroblasts. Such patients comprise approximately 15% to 30% of all lower-risk MDS patients. The majority of patients who do not have ringed sideroblasts or who no longer respond to ESAs or other available drug therapies become dependent on red blood cell transfusions due to low hemoglobin. Serial red blood cell transfusions can lead to elevated levels of iron in the blood and other tissues, which the body has no normal way to eliminate. Iron overload is a potentially dangerous condition. Published studies in patients with MDS have shown that iron overload resulting from regular red blood cell transfusions is associated with a poorer overall survival and a higher risk of developing AML.

Phase 3 IMerge Trial in Lower-Risk MDS

Our regulatory approval in the U.S. for certain patients with lower-risk MDS and our EMA submission are each based on positive data from the IMerge Phase 3 clinical trial. The trial met its primary endpoint of ≥ 8-week red blood cell transfusion independence rate and a key secondary endpoint of ≥ 24-week red blood cell transfusion independence rate, demonstrating highly statistically significant (i.e., p<0.001 for both) and clinically meaningful benefits with imetelstat treatment versus placebo. Furthermore, statistically significant and clinically meaningful efficacy results were observed in the trial across key MDS patient subtypes, including patients who were ringed sideroblast positive, or RS positive, and ringed sideroblast negative, or RS negative; patients with high (4-6 RBC units/8 weeks) and very high baseline transfusion burden (>6 RBC units/8 weeks); and patients classified as Low or Intermediate-1 risk according to the IPSS. The most common Grade 3/4 adverse reactions were neutropenia (72%) and thrombocytopenia (65%), which lasted a median duration of less than two weeks, and in more than 80% of patients were resolved to Grade <2 in under four weeks.

Myelofibrosis (MF)

MF, a type of myeloproliferative neoplasm, is a chronic blood cancer in which abnormal or malignant precursor cells in the bone marrow proliferate rapidly, causing scar tissue, or fibrosis, to form. As a result, normal blood production in the bone marrow is impaired and may shift to other organs, such as the spleen and liver, which can cause them to enlarge substantially. People with MF may have abnormally low or high numbers of circulating RBCs, white blood cells or platelets, and abnormally high numbers of immature cells in the blood or bone marrow. MF patients can also suffer from debilitating constitutional symptoms, such as drenching night sweats, fatigue, severe itching, or pruritus, abdominal pain, fever and bone pain. There are estimated to be approximately 12,000 patients living with MF in the U.S., of which an estimated approximately 10,000 patients are expected to be relapsed/refractory to JAK inhibitors in 2028 and potentially eligible for treatment with imetelstat if it is approved in that indication, according to IQVIA claims data and a DRG 2022 report.

Approximately 70% of MF patients are classified as having Intermediate-2 or High-risk disease, as defined by the Dynamic International Prognostic Scoring System Plus described in a 2011 *Journal of Clinical Oncology* article. Drug therapies currently approved by the FDA and other regulatory authorities for treating these MF patients include JAK inhibitors, ruxolitinib, fedratinib and momelotinib, as well as pacritinib, a kinase inhibitor. Currently, no drug therapy is approved for those patients who fail or no longer respond to JAK inhibitor treatment, and median survival for MF patients after discontinuation from ruxolitinib is only approximately 14–16 months, representing a significant unmet medical need.

Ongoing Phase 3 IMpactMF Trial in Relapsed/Refractory MF

Trial Design

IMpactMF, our Phase 3 clinical trial in relapsed/refractory MF, is an open label, 2:1 randomized, controlled clinical trial designed to evaluate imetelstat (9.4 mg/kg administered by intravenous infusion over two hours every three weeks) in approximately 320 patients. Patients relapsed after or refractory to a JAK inhibitor are defined as having an inadequate spleen response or symptom response after treatment with a JAK inhibitor for at least six months, including an optimal dose of a JAK inhibitor for at least two months. The best available therapy, or BAT, control arm of IMpactMF excludes the use of JAK inhibitors. With respect to the trial design for IMpactMF, the FDA urged us to consider adding a third dosing arm to assess a lower dose and/or a more frequent dosing schedule that might improve the planned trial's chance of success by identifying a less toxic regimen and/or more effective spleen response, one of the trial's secondary endpoints. Based on data from IMbark, we believe that testing a lower dose regimen would likely result in a lower median OS, which is the trial's primary endpoint, in the imetelstat treatment arm. We believe existing data also suggest that lowering the dose would not result in a clinically meaningful reduction in toxicity. For these reasons, we therefore determined not to add a third dosing arm to the trial design, and the FDA did not object to our proposed imetelstat dose and schedule of 9.4 mg/kg every three weeks. Our belief may ultimately be incorrect. Therefore, our failure to add a third dosing arm could result in a failure to maintain regulatory clearance from the FDA and similar international regulatory authorities, could result in the trial's failure, or could otherwise delay, limit or prevent marketing approval of imetelstat for relapsed/refractory MF by the FDA or similar international regulatory authorities.

The primary efficacy endpoint for IMpactMF is OS. Key secondary endpoints include symptom response; spleen response; progression free survival; complete remission, partial remission or clinical improvement, as defined by the International Working Group for Myeloproliferative Neoplasms Research and Treatment criteria; duration of response; safety; pharmacokinetics; and patient reported outcomes. There are IMpactMF sites across North America, South America, Europe, Australia and Asia.

IMpactMF is designed with >85% power to detect a 40% reduction in the risk of death (hazard ratio=0.60; one-sided alpha=0.025). The final analysis for OS is planned to be conducted after more than 50% of the patients planned to be enrolled in the trial have died (referred to as an event). An interim analysis of OS, in which the alpha spend is expected to be approximately 0.01, is planned to be conducted after approximately 70% of the total projected number of events (deaths) for the final analysis have occurred.

Current Status of IMpactMF

IMpactMF opened for patient screening and enrollment in December 2020. As of February 2025, the trial was approximately 80% enrolled. Based on our planning assumptions for enrollment and event (death) rates in the trial, we expect the interim analysis for OS in IMpactMF may occur in the second half of 2026 and the final analysis may occur in the second half of 2028. Because these analyses are event-driven and it is uncertain whether actual rates for enrollment and events will reflect current planning assumptions, the results may be available at different times than currently expected. At the interim analysis, if the pre-specified statistical OS criterion is met, then we expect such data may potentially support the registration of imetelstat in relapsed/refractory MF. Subject to protocol-specified stopping rules for futility, if the pre-specified OS criterion is not met at the interim analysis, the trial will continue to the final analysis, which is expected to occur approximately one year later.

The timing and achievement of either or both of the planned analyses depend on numerous factors, including enrollment rates and blinded death rates, which have in the past been, and may continue to be, lower than our projections. In addition, our ability to enroll, conduct and complete IMpactMF depends on whether we can obtain and maintain the relevant clearances from regulatory authorities and other institutions to enroll, conduct and complete the trial.

Improvement in Overall Survival and Potential Disease-Modifying Activity Observed in IMbark Phase 2

The IMbark Phase 2 clinical trial was designed to evaluate two dosing regimens of imetelstat (either 4.7 mg/kg or 9.4 mg/kg administered by intravenous infusion every three weeks) in patients with relapsed/refractory MF.

We previously reported efficacy and safety results from the IMbark Phase 2 clinical trial, including median OS of 28.1 months for patients on the high dose arm of the study, which is almost twice the reported median OS of 14–16 months in medical literature. To evaluate this potential benefit, we conducted a post-hoc analysis of OS for patients treated with imetelstat 9.4 mg/kg in IMbark compared to OS calculated from real world data, or RWD, collected at the Moffitt Cancer Center for patients who had discontinued treatment with ruxolitinib, a JAK inhibitor, and who were subsequently treated with BAT. To make a comparison between the IMbark data and RWD, a cohort from the real-world dataset was identified that closely matched the IMbark patients, using guidelines for inclusion and exclusion criteria as defined in the IMbark clinical protocol, such as platelet count and spleen size. Calculations from two propensity score analysis approaches resulted in a median OS of 30.7 months for the imetelstat-treated patients from IMbark, which is more than double the median OS of 12.0 months using RWD for patients treated with BAT. These analyses also showed a 65% – 67% lower risk of death for the imetelstat-treated patients vs. BAT-treated patients. We believe these analyses suggest potentially longer OS for imetelstat-treated relapsed/refractory MF patients in IMbark, compared to BAT in closely-matched patients from RWD. However, comparative analyses between RWD and our clinical trial data have several limitations. For instance, the analyses create a balance between treatment groups with respect to commonly available covariates, but do not take into account the unmeasured and unknown covariates that may affect the outcomes of the analyses. Potential biases are introduced by factors which include, for example, the selection of the patients included in the analyses, misclassification in the matching process, the small sample size, and estimates that may not represent the outcomes for the true treated patient population. For these and other reasons, such comparative analyses and any conclusions from such analyses should be considered carefully and with caution, and should not be relied upon as demonstrative or otherwise predictive or indicative of any current or potential future clinical trial results of imetelstat in relapsed/refractory MF, including IMpactMF.

In IMbark, patients also experienced other positive clinical outcomes, including symptom improvement, spleen reduction and bone marrow fibrosis improvement. In June 2020, we reported correlation analyses from IMbark that showed a trend of longer OS in patients who achieved symptom response, spleen volume reductions and improved bone marrow fibrosis, in a dose-dependent manner. Furthermore, the reductions in the variant allele frequency of key driver mutations in MF and the improvement in bone marrow fibrosis observed in IMbark have also been correlated to the improvement in OS. We believe the improvement in bone marrow fibrosis, potential survival benefit, molecular data and correlations from IMbark provide strong evidence of the potential for disease modification with imetelstat, which we believe would differentiate imetelstat from currently approved treatments for MF, if approved.

The safety results observed in IMbark were consistent with prior clinical trials of imetelstat in hematologic malignancies, and no new safety signals were identified. In the 9.4 mg/kg arm, reversible and manageable Grade 3/4 thrombocytopenia and neutropenia were reported in 24/59 patients (41%) and 19/59 patients (32%), respectively, without significant clinical consequences. 1/59 patients (2%) had Grade 3 febrile neutropenia. 3/59 patients (5%) had Grade 3/4 bleeding. 6/59 patients (10%) had Grade 3/4 infections. Furthermore, more than 70% of the observed Grade 3/4 cytopenias resolved to Grade 2 or lower by laboratory assessment within four weeks.

FDA Fast Track Designation

Fast Track designation provides opportunities for frequent interactions with FDA review staff, as well as eligibility for priority review, if relevant criteria are met, and rolling review. Fast Track designation is intended to facilitate and expedite development and review of an NDA to address unmet medical needs in the treatment of serious or life-threatening conditions. However, Fast Track designation does not accelerate conduct of clinical trials or mean that the regulatory requirements are less stringent, nor does it ensure that imetelstat will receive marketing approval or that approval will be granted within any particular timeframe. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data emerging from the imetelstat clinical development program.

In October 2017, the FDA granted Fast Track designation to imetelstat for the treatment of adult patients with TD anemia due to lower-risk MDS who do not have a non-del 5q abnormality and who are refractory or resistant to treatment with an ESA (i.e., the treatment population in IMerge Phase 3).

In September 2019, the FDA granted Fast Track designation to imetelstat for the treatment of adult patients with Intermediate-2 or High-Risk MF whose disease has relapsed after or is refractory to JAK inhibitor treatment (i.e., the treatment population in IMpactMF).

Potential Additional Indications

IMproveMF: Phase 1 Combination Clinical Trial in Frontline Myelofibrosis (Frontline MF)

We are also evaluating imetelstat as a combination therapy in the Phase 1 IMproveMF clinical trial as a first-line treatment for patients with Intermediate-1, Intermediate-2 or High-Risk myelofibrosis. Based on the dose escalation findings in Part 1 of the study, presented at the American Society of Hematology, or ASH, annual meeting in December 2024, imetelstat 9.4 mg/kg dosed every four weeks with ruxolitinib was the selected dose for the dose expansion Part 2 of the study, which is currently enrolling patients.

IMpress: Investigator-Led Phase 2 Clinical Trial in Higher Risk Myelodysplastic Syndromes (Higher Risk MDS) and Acute Myeloid Leukemia (AML)

Imetelstat is also being studied in an investigator-led IMpress Phase 2 clinical trial in Intermediate-2 or High-Risk myelodysplastic syndromes, or higher-risk MDS, and acute myeloid leukemia, or AML, patients that are relapsed or refractory to hypomethylating agent, or HMA, treatment. Based on observations from an interim analysis from the first cohort, presented at ASH in December 2024, the protocol was amended to a more frequent dosing schedule for a second cohort of patients being enrolled and treated with this modified schedule as of August 2024.

In addition, pending the results of IMpress, we plan to support a Phase 1/2 investigator-led study, called TELOMERE, in relapsed/refractory AML, using a combination approach of imetelstat and venetoclax or azacitidine.

Research Programs

Next Generation Telomerase Inhibitor Discovery

We have initiated a discovery program to identify lead compounds as a potential next generation oral telomerase inhibitor. If the leads we have identified are optimized, we may conduct preclinical experiments that may serve as a basis for potential future clinical testing. Discovery research is an uncertain and unpredictable process. As such, the timing and nature of any results from this discovery effort are difficult to forecast. If we optimize lead compounds from this discovery program, we expect to provide an update on our efforts at that time.

Preclinical Lymphoid Hematologic Malignancies

Academic research data suggests that certain lymphoid hematologic malignancies have higher telomerase activity and shorter telomeres when compared to normal healthy cells. Based on this scientific hypothesis, we conducted a preclinical research project with MD Anderson Cancer Center to determine the potential application of imetelstat in lymphoid hematologic malignancies. The project was completed, and preliminary results of the research project were published in *Blood* in November 2022. Exploring the utility of imetelstat in lymphoid hematologic malignancies remains an area of interest for us.

Intellectual Property and Regulatory Exclusivity

Intellectual property, including patent protection, is very important to our business. We file patent applications in the U.S. and other jurisdictions, and we also rely on trade secret protection and contractual arrangements to protect aspects of our business. An enforceable patent with appropriate claim coverage can provide an advantage over competitors who may seek to employ similar approaches to develop therapeutics, and so the future commercial success of RYTELO (imetelstat), and therefore our future success, will be in part dependent on our intellectual property strategy.

Our intellectual property strategy includes the early development of a technology, such as imetelstat, followed by rounds of increasingly focused innovation around a product opportunity, including identification and definition of a specific product candidate and uses thereof, manufacturing processes, product formulation and methods of treatment and administration. The result of this process is that products in development are often protected by several families of patent filings that are filed at different times during the development process and cover different aspects of the product. Consequently, earlier filed, broad technology patents will usually expire ahead of patents covering later developments, such as product formulations and methods of treatment and administration, so that patent expirations on a product may span several years. Patent coverage may also vary from country to country based on the scope of available patent protection. There are also opportunities to obtain an extension of patent coverage for a product in certain countries, which adds further complexity to the determination of patent life.

From time to time, we may endeavor to monitor worldwide patent filings by third parties that are relevant to our business. Based on this monitoring, we may determine that an action is appropriate to protect our business interests. Such actions may include negotiating patent licenses where appropriate, filing oppositions against a patent, filing a request for post grant review against a patent or filing a request for the declaration of an interference with a patent application or issued patent.

The information provided in this section should be reviewed in the context of the section entitled "Risks Related to Protecting Our Intellectual Property" described in "Risk Factors" in Part I, Item 1A of this Report.

RYTELO (imetelstat)

Summary

RYTELO was developed internally by us, and we hold global commercial rights to it. We own issued patents related to RYTELO in the U.S., Europe and other countries. Although composition of matter patents generally provide the most comprehensive coverage of a therapeutic product such as RYTELO, subsequent patent filings directed to other aspects of RYTELO may also provide additional patent coverage with later expiration dates. In addition, it may be possible to obtain patent term extensions of some patents in some countries for claims covering RYTELO or relating to RYTELO, such as methods of treatment with RYTELO, which could further extend the patent term.

We have issued patents in the U.S., Europe and other countries that provide patent coverage into 2033 (not including any patent term extension) pertaining to the treatment of MDS and MF with RYTELO.

In the U.S., our method of treatment patent rights for MDS and MF expire in March 2033 (not including any patent term extension). We also hold an issued patent in the U.S. covering the composition of matter of RYTELO (imetelstat) that expires in December 2025. Now that we have received approval for RYTELO in the U.S., we have applied for patent term extensions under the provisions of the Drug Price Competition and Patent Term Restoration Act of 1984 (as amended), or the Hatch-Waxman Act, which, if granted, would extend the patent term of either our method of treatment patent for MDS and MF or our composition of matter patent by up to five years.

In Europe and other countries, our patent rights for use in MDS and MF expire in November 2033 (not including any patent term extension). Our composition of matter patent coverage expired in September 2024. Subject to receiving approval for RYTELO from the EC, we plan to seek patent term extension under a Supplementary Protection Certificate, or SPC, as permitted under European Council (EC) Regulation No. 469/2009, or the European SPC Regulation, of one of our use patents, such as our patent for use in MDS, in the European Economic Area, or the EEA, which could extend the patent term by up to five years.

In the U.S., Europe, and other countries, we are also pursuing other patent rights relating to RYTELO (imetelstat), such as methods of treatment of MDS in specific patient subpopulations, reagents useful in the manufacturing processes for the drug, and other methods of treatment and kit claims, certain of which are co-owned with other entities.

Patent Term Extension

Although we are in the process of seeking patent term extension for some of our issued patents covering RYTELO, it is not possible to obtain patent term extension of any patents that expired prior to or are issued following regulatory approval. For the patents for which we are seeking a patent term extension, we may not be granted any such patent term extension and/or the applicable time period of such patent term extension could be less than we have projected. Moreover, in some countries, including the U.S., such patent term extensions, if any, are limited to those claims which encompass the product composition and treatment indications as approved by the relevant healthcare regulatory authority. During the life of the patent term extension, however, its scope of protection will expand to include any additional indications subsequently approved for the product and claimed by the patent. Furthermore, some jurisdictions, including the U.S., allow the filing of patent term extension applications on multiple patents, but ultimately the patent owner must select one patent to which the extension is applied.

In the U.S., now that we have received approval for RYTELO in certain patients with lower-risk MDS, we may potentially extend the term of our composition of matter patent in the U.S. for a maximum of five years until December 2030, subject to U.S. Patent and Trademark Office, or USPTO, approval. Alternatively, we may potentially extend the term of our method of treatment for MDS claims in the U.S. until August 2037, subject to USPTO approval. As we have previously disclosed, we expect to apply patent term extension, if granted, to our method of treatment patent, since doing so provides a longer patent term. However, if we do not receive a patent term extension for our U.S. method of treatment patent for MDS, it will expire in March 2033. Once our composition of matter patent expires in the U.S., we must rely on our method of treatment patent and other patents and regulatory exclusivity for RYTELO in the U.S.

Similarly, in Europe, subject to receiving approval from the EC for RYTELO in certain patients with lower-risk MDS, we plan to seek to potentially extend the term of our patents in the EEA for the use of RYTELO in MDS for a maximum of five years, from November 2033 until November 2038, subject to European Patent Office approval. Since our European composition of matter patents expired in September 2024, we must rely on our use and other patents and, subject to receiving approval from the EC, regulatory exclusivity for RYTELO in the EEA.

If we do not have sufficient patent life and regulatory exclusivity to protect RYTELO in the U.S. and EU, our financial results, business and business prospects, and future development of imetelstat could be materially and adversely affected, which might cause us to cease operations.

Orphan Drug Designation and Market Exclusivity

United States

For a drug to qualify for orphan drug designation by the FDA, both the drug and the disease or condition must meet certain criteria specified in the Orphan Drug Act, or ODA, and FDA's implementing regulations. Orphan drug designation is granted by the FDA's Office of Orphan Drug Products in order to support development of medicines for rare diseases or conditions, which generally are those that affect fewer than 200,000 people in the U.S. or, if the disease or condition affects more than 200,000 individuals annually in the U.S., if there is no reasonable expectation that the cost of developing and making the drug would be recovered from sales in the U.S. Orphan drug designation qualifies the sponsor of the drug for various development incentives under the ODA, including certain tax credits for qualified clinical testing and exemption from user fees. A drug granted approval for an orphan designated indication generally receives seven years of market exclusivity, during which time the FDA generally may not approve any other application for the same product for the same use, with certain limited exceptions, most notably when the later product is shown to be clinically superior to the product with exclusivity. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. The FDA can revoke a product's orphan drug exclusivity under certain circumstances, including when the product sponsor is unable to assure the availability of sufficient quantities of the product to meet patient needs.

A marketing application for a prescription drug product that has received orphan drug designation is not subject to a prescription drug user fee unless the application includes an indication for a disease or condition other than the rare disease or condition for which the drug was granted orphan drug designation. The granting of orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval. The safety and effectiveness of a drug product must be established through adequate and well-controlled studies. Orphan drug exclusivity does not prevent the FDA from approving a drug product containing a different active moiety for the same disease or condition, or a drug product containing the same active moiety for a different disease or condition , and also imposes certain requirements on manufacturers, such as the availability of drug supply, in order to maintain orphan drug exclusivity.

In June 2015 and December 2015, the FDA granted orphan drug designation to imetelstat for the treatment of MF and MDS, respectively, and following approval of RYTELO in June 2024, the FDA listed in its Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book, that RYTELO has orphan drug exclusivity, which is expected to provide orphan drug exclusivity until June 2031, subject to our continuing compliance with the requirements to maintain such orphan drug exclusivity.

In addition to orphan drug exclusivity, under the Hatch-Waxman Act, if a product is a "new chemical entity" or NCE, generally meaning that the active moiety has never before been approved in any drug, there is a period of five years from approval of the first indication during which the FDA may not accept for filing any abbreviated new drug application, or ANDA, under section 505(j) of the Federal Food, Drug, and Cosmetic Act, or an application under section 505(b)(2) of the statute for a drug with the same active moiety. An ANDA or 505(b)(2) application may be submitted after four years, however, if the sponsor of the application makes a Paragraph IV certification.

Our request for NCE exclusivity for RYTELO is pending review by the FDA. If the FDA were to grant NCE exclusivity for RYTELO, NCE exclusivity would continue until June 2029.

A product that is not an NCE may qualify for a three-year period of exclusivity if the NDA contains new clinical data, (other than bioavailability studies) derived from studies conducted by or for the sponsor, that were necessary for approval. In that instance, the exclusivity period does not preclude filing or review of an ANDA or 505(b)(2) application; rather, the FDA is precluded from granting final approval to the ANDA or 505(b)(2) application until three years after approval of the RLD. Additionally, the exclusivity applies only to the conditions of approval that required submission of the clinical data.

In the US, the exclusivity periods and patent-related protections described above also may be eligible for a six-month extension of regulatory exclusivity, or pediatric exclusivity, pursuant to section 505A of the Federal Food, Drug, and Cosmetic Act, if the sponsor submits pediatric data that "fairly respond" to a written request from FDA for such data; however, we do not expect to receive pediatric exclusivity for RYTELO in the U.S.

Europe

In the EEA, pursuant to the European Union Data Exclusivity Directive 2004/27/EC, upon drug product approval a new medicinal product is entitled to New Active Substance, or NAS, exclusivity in the form of eight years of data exclusivity and two years of market exclusivity, conferring a total of ten years of exclusivity for the first-approved indication. Thus, subject to receiving approval from the EC for RYTELO for the treatment of certain patients with lower-risk MDS, we expect to have a total of ten years of NAS exclusivity for this indication from the time of approval.

In addition to NAS exclusivity, orphan drug designation by the EC provides regulatory and financial incentives for companies to develop and market therapies that treat a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the EU, and where no satisfactory treatment is available. Orphan drug designation also entitles a party to financial incentives such as reduction of fees or fee waivers, as well as protocol assistance from the EMA during the product development phase, and direct access to the centralized authorization procedure. In addition, ten years of market exclusivity is granted following receipt of drug product approval, meaning that another application for marketing authorization of a later similar medicinal product for the same therapeutic indication will generally not be approved by the EC. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable to not justify maintenance of market exclusivity.

In December 2015 and July 2020, the EC granted orphan drug designation to imetelstat for the treatment of MF and MDS, respectively. As part of its review of our MAA for RYTELO, the EMA reviewed the grant of orphan drug designation for the treatment of certain patients with MDS. If RYTELO is approved by the EC and we continue to maintain orphan drug designation for RYTELO for MDS, we anticipate that we will have the potential to retain market exclusivity in the EEA for RYTELO in the approved indication for ten years post-approval. However, if in the future the EC chooses not to maintain its grant of orphan designation for RYTELO for MDS, we will not be eligible for 10 years of orphan drug exclusivity, although we would still be eligible for up to 10 years of NAS exclusivity, as described above.

In addition, subject to RYTELO's approval by the EC, under the European Pediatric Regulation, if we fulfill our pediatric investigation plan agreed upon with the EMA, we would be eligible to receive an additional two years of exclusivity, which may enable us to maintain orphan drug exclusivity in the EEA for RYTELO in certain patients with lower-risk MDS for an additional two years.

Prior Collaboration with Janssen Biotech, Inc.

Upon the effective date of termination of the license and collaboration agreement, or the Prior Collaboration Agreement, with Janssen Biotech, Inc., or Janssen, on September 28, 2018, we regained global rights to imetelstat and are continuing the development, commercialization and marketing of imetelstat on our own. In accordance with the termination provisions of the Prior Collaboration Agreement, we have an exclusive worldwide license for intellectual property developed under the Prior Collaboration Agreement for the further development, commercialization and marketing of imetelstat, without any economic obligations to Janssen with respect to such license. Janssen has assigned to us certain intellectual property developed by it under the Prior Collaboration Agreement. We now are responsible for the costs of maintaining, prosecuting and litigating all imetelstat intellectual property that we own.

Licensing

We have no material license agreements. We have global rights to imetelstat, which was discovered and developed at Geron.

Manufacturing

A typical sequence of steps in the manufacture of imetelstat drug product includes the following key components:

- starting materials, which are well-defined raw materials that are used to make bulk drug substance;

- bulk drug substance, which is the active pharmaceutical ingredient in a drug product that provides pharmacological activity or other direct effect in the treatment of disease; and

- final drug product, which is the finished dosage form that contains the drug substance that is shipped to the clinic for patient treatment.

Since September 2018, we have engaged third-party contract manufacturers and have established our own manufacturing supply chain to manufacture and supply additional quantities of imetelstat that meet applicable regulatory standards for current and potential commercial uses and current and potential future clinical trials.

We do not have direct control over third-party personnel or operations. These third-party contract manufacturers, and/or any other third parties that we may rely upon for the manufacture and/or supply of imetelstat, typically complete their services on a proposal by proposal basis under master supply agreements and may need to make substantial investments to enable sufficient capacity increases and cost reductions, and to implement those regulatory and compliance standards necessary for commercial production and successful Phase 3 clinical trials. These third-party contract manufacturers, and/or any other third parties that we may rely upon for the manufacture and/or supply of imetelstat, may not be able to achieve such capacity increases, cost reductions, or regulatory and compliance standards, and even if they do, such achievements may not be at a commercially reasonable cost. We are responsible for establishing any long-term commitments or commercial supply agreements with any of the third-party contract manufacturers for imetelstat. The information provided in this section should be reviewed in the context of the section entitled "Risks Related to Manufacturing RYTELO (Imetelstat)" under Part I, Item 1A, "Risk Factors" of this Report.

Competition

The pharmaceutical and biotechnology industries are characterized by intense and dynamic competition with rapidly advancing technologies and a strong emphasis on proprietary products. While we believe our proprietary oligonucleotide chemistry; experience with the biological mechanisms related to RYTELO, telomeres and telomerase; clinical data to date indicating potential disease-modifying activity with RYTELO treatment; and knowledge and expertise around the development of potential treatments for myeloid hematologic malignancies provide us with competitive advantages, we face competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and public and private research institutions. RYTELO is competing with other products and therapies that currently exist, are being developed or will in the future be developed, some of which we may not currently be aware of.

Competition in Lower-Risk MDS

The current standard of care for the treatment of lower-risk MDS is the use of ESAs to address the patient's chronic anemia. Once ESAs are no longer effective, serial blood transfusions are often administered that can cause damaging effects to other organs due to iron overload, resulting in shorter survival. In addition, other best available therapies are used without durable effect for the patient.

In lower-risk MDS, data from IMerge Phase 3 resulted in FDA approval of RYTELO in June 2024 for the treatment of certain patients with lower-risk MDS. IMerge showed meaningful and durable transfusion independence, activity across MDS patient subtypes, and potential disease-modifying activity achievable with RYTELO treatment. We believe that these key features are differentiators compared to currently approved products as well as investigational drugs currently in clinical development.

In lower-risk MDS, RYTELO competes against a number of currently existing therapies, including ESAs and other hematopoietic growth factors that are indicated for anemia; immunomodulators, such as Revlimid (lenalidomide) by Celgene Corporation, or Celgene, a Bristol Myers Squibb Company, or BMS, company;

hypomethylating agents, such as Vidaza (azacitidine) by Celgene and manufacturers of generic azacitidine; Dacogen (decitabine) by Otsuka America Pharmaceutical, Inc. and other manufacturers in the U.S. and Janssen in the EU; Inqovi (oral combination of decitabine and cedazuridine) by Astex Pharmaceuticals, Inc., or Astex; Tibsovo (ivosidenib), an IDH1 inhibitor, by Servier Pharmaceuticals, LLC; and Reblozyl (luspatercept), a TGF-beta inhibitor, by BMS. In August 2023, luspatercept was also approved for the treatment of anemia in ESA-naive adult patients with very low-to intermediate-risk MDS who may require regular RBC transfusions.

Other therapies currently in Phase 3 development in lower-risk MDS include elritercept (KER-050), a TGF-beta inhibitor, by Keros Therapeutics, Inc.; and Reblozyl (luspatercept) in non-transfusion-dependent lower-risk MDS patients, by BMS.

In addition, there are multiple Phase 1 and Phase 2 clinical trials of other agents being developed for lower-risk MDS, including but not limited to: LB - 100, a PP2A inhibitor, by Lixte Biotechnology Holdings, Inc.; bemcentinib, an AXL inhibitor, by BerGenBio ASA; H3B - 8800, a spliceosome inhibitor, by H3 Biomedicine, Inc.; TP-0184, an inhibitor of ALK2 or ACVR1 kinase, by Sumitomo Dainippon Pharma Oncology, Inc; ilginatinib (NS-018), a JAK2 inhibitor, by NS Pharma, Inc., a U.S. subsidiary of Nippon Shinyaku Co., Ltd., or NS Pharma; a lower dose of ASTX727, an oral formulation of decitabine and cedazuridine, referred to as ASTX727 LD, by Astex; ASTX030, an oral formulation of azacitidine and cedazuridine, by Astex; JSP191, or briquilimab, an anti-C-kit antibody, by Jasper Therapeutics, Inc.; R289, an oral inhibitor of interleukin receptor-associated kinases 1 and 4, or IRAK1/4, by Rigel Pharmaceuticals, Inc.; a combination treatment regimen of luspatercept and lenalidomide by BMS; and HuMax-IL8 (BMS-986253), an anti-IL-8 monoclonal antibody, by BMS and etavopivat, an oral, small molecule activator of erythrocyte pyruvate kinase (PKR) by Forma Therapeutics, Inc., a Novo Nordisk Company; canakinumab, an interleukin antagonist, by Novartis AG; and AG946, a next-generation pyruvate kinase-R (PKR) activator, by Agios Pharmaceuticals, Inc.

Competition in Relapsed/Refractory MF

The current standard of care for the treatment of Intermediate-2 or High-risk MF is the use of JAK inhibitors, to address the patient's symptoms. Once JAK inhibitors fail or are no longer effective, a variety of best available therapies are used since there are no approved treatments for this patient population and median OS is 14 to 16 months after discontinuation from the predominant JAK inhibitor being used today.

In Intermediate-2 or High-risk relapsed/refractory MF, data from IMbark suggest potential disease-modifying activity with RYTELO treatment and a potential meaningful improvement in OS, which is supported in a comparison to real-world data.

If approved for commercial sale for the treatment of relapsed/refractory MF, RYTELO would compete against currently approved JAK inhibitors: Jakafi (ruxolitinib) by Incyte Corporation, or Incyte, Inrebic (fedratinib) by Celgene, and OJJAARA (momelotinib), which was approved in September 2023 for the treatment of intermediate or high-risk MF, including primary MF or secondary MF (postpolycythemia vera and post-essential thrombocytopenia), in adults with anemia, by GlaxoSmithKline plc, or GSK, as well as a kinase inhibitor, Vonjo (pacritinib), by CTI Biopharma Corp., which was approved in February 2022 for the treatment of adults with Intermediate or High-Risk primary or secondary myelofibrosis with a platelet count below 50×109/L. Other treatment modalities for MF include hydroxyurea for the management of splenomegaly, leukocytosis, thrombocytosis and constitutional symptoms; splenectomy and splenic irradiation for the management of splenomegaly and co-existing cytopenias; chemotherapy; and pegylated interferon. Drugs for the treatment of MF-associated anemia include ESAs, androgens, danazol, corticosteroids, thalidomide and lenalidomide.

Other therapies currently in Phase 3 development in MF, some of which may obtain regulatory approval earlier than RYTELO for MF, include momelotinib plus AZD5153, a BET inhibitor by GSK; pelabresib (CPI-0610), a BET inhibitor, by MorphoSys AG (acquired by Novartis in 2024); and navtemadlin, an MDM2-inhibitor, by Kartos Therapeutics, Inc. Other approaches for MF currently under investigation that could compete with RYTELO in the future include luspatercept; zinpentraxin alfa (RG6354, formerly PRM-151), an anti-fibrosis antibody, by F. Hoffmann-La Roche, Ltd.; INCB160058, a JAK2 inhibitor, by Incyte; AJ1-11095, a JAK2 inhibitor, by Ajax Therapeutics, Inc.; SLT-5505, a pan-LOX inhibitor, by Syntara Limited; tasquinimod, an S100A9 inhibitor, by Active Biotech AB; XPOVIO (selinexor), a nuclear export inhibitor, by Karyopharm Therapeutics, Inc.; TL-895, an oral tyrosine kinase inhibitor, by Telios Pharma, Inc.; pelcitoclax (APG-1252), a dual BCL-2/BCL-XL inhibitor, by Ascentage Pharma; DISC-0974, a monoclonal antibody against hemojuvelin (HJV) by DISC Management Inc.; KER-050 in combination with ruxolitinib, by Keros Therapeutics; CK0804, an allogeneic T-regulatory cell agent, by Cellenkos, Inc. in collaboration with Incyte; TP-3654, PIM kinase inhibitor by Sumitomo Pharma Co., Ltd.; and a mutated-CALR vaccine, a peptide-based vaccine, from the Icahn School of Medicine at Mount Sinai.

Government Regulation

Regulation by governmental authorities in the U.S. and other countries is a significant factor in the development, manufacture and marketing of RYTELO (imetelstat). Imetelstat will require regulatory approval by regulatory authorities prior to commercialization in any jurisdictions where it is not yet approved. In particular, potential human therapeutic products, such as imetelstat, are subject to rigorous preclinical and clinical testing and other approval procedures of the FDA and similar regulatory authorities in European and other countries. Various governmental statutes and regulations at both the federal and state level also govern or influence testing, manufacturing, safety, labeling, storage, import, export, distribution, sale and recordkeeping related to such products and their marketing. The process of obtaining these approvals and the subsequent compliance with appropriate statutes and regulations require the expenditure of substantial time and money, and there can be no guarantee that approvals will be granted. Moreover, compliance with government regulations governing personal data and information security requires the expenditure of substantial time and financial resources. The information provided in this section should be reviewed in the context of the sections entitled "Risks Related to the Further Development of RYTELO (Imetelstat)" and "Risks Related to Regulatory Approval of RYTELO" under Part I, Item 1A, "Risk Factors" of this Report.

United States Food and Drug Administration Regulatory Approval Process

Prior to commencement of clinical trials involving humans, preclinical testing of new pharmaceutical products is generally conducted on animals in the laboratory to evaluate the potential efficacy and safety of a product candidate. The results of these trials are submitted to the FDA as part of an Investigational New Drug, or IND, application, which must become effective before clinical testing in humans can begin. The FDA can place an IND on clinical hold at any time, which prevents the conduct of clinical trials under the IND until safety concerns or questions are addressed by the IND sponsor to the FDA's satisfaction.

Typically, clinical evaluation involves a time consuming and costly three phase trial process. In Phase 1, clinical trials are conducted with a small number of healthy volunteers or patients afflicted with a specific disease to assess safety and to evaluate the pattern of drug distribution and metabolism within the body. In Phase 2, clinical trials are conducted with groups of patients afflicted with a specific disease in order to determine preliminary efficacy, optimal dosages and expanded evidence of safety. The Phase 2 trials can be conducted comparing the investigational treatment to a comparator arm, or not. If used, a comparator usually includes standard of care therapy. Safety and efficacy data from Phase 2 clinical trials, even if favorable, may not provide sufficient rationale for proceeding to a Phase 3 clinical trial. In Phase 3, large scale, multi-center, comparative trials are conducted with patients afflicted with a target disease to provide sufficient data to demonstrate the efficacy and safety required by the FDA. The FDA closely monitors the progress of each of the three phases of clinical testing and may, at its discretion, re-evaluate, alter, suspend, or terminate the trials. Human clinical trials must be conducted in compliance with Good Clinical Practice, or GCP, regulations and applicable laws, with the oversight of Institutional Review Boards for the protection of human subjects. The manufacture of drug product candidates is subject to requirements that drugs be manufactured, packaged and labeled in conformity with current Good Manufacturing Practices, or cGMP, and applicable laws.

The results of the preclinical and clinical testing of drugs and complete manufacturing information are submitted to the FDA in the form of an NDA for review and approval prior to commencement of commercial sales. Submission of an NDA requires the payment of a substantial user fee to the FDA, which may be waived in certain cases. In responding to an NDA submission, the FDA may approve the drug for commercialization, impose limitations on its indications for use and labeling, including in the form of Risk Evaluation and Mitigation Strategies or may issue a complete response letter. Even if an NDA is approved, its sponsor is subject to ongoing and pervasive regulatory compliance requirements.

European Union and Other Regulatory Approval Process

Prior to initiating clinical trials in a region outside of the U.S., a clinical trial application must be submitted and reviewed by the appropriate regulatory authority governing clinical trials in the country in which the trial will be conducted. Whether or not FDA clearance or approval has been obtained, approval of a product by comparable regulatory authorities in the EU and other countries is necessary prior to marketing the product in such countries. The competent regulatory authorities may impose their own requirements and may refuse to grant an approval, or may require additional data before granting it, even though the relevant product has been cleared or approved by the FDA or another authority. As with the FDA, the regulatory authorities in the EU and other developed countries have lengthy approval processes for pharmaceutical products. The process for gaining approval in particular countries varies, but generally follows a similar sequence to that described for FDA approval. In Europe, the EMA and the CHMP provide a mechanism for EU member states to exchange information on all aspects of product licensing. The

EU has established the EMA for the evaluation of medical products, with a centralized procedure which is mandatory for orphan and oncology products and which grants a single marketing authorization valid in all EU member states.

Fraud and Abuse, and Transparency Laws and Regulations

We may also be subject to additional regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. These additional regulations could affect our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors. Such laws include, without limitation, state and federal bribery/anti-kickback, the False Claims Act, privacy and data security laws, and healthcare professionals payment transparency laws.

The federal Anti-Kickback Statute makes it illegal for any person or entity, including a prescription drug manufacturer (or a party acting on its behalf) to knowingly and willfully, directly or indirectly, solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, or lease of any good, facility, item or service for which payment may be made under a federal healthcare program, such as Medicare, Medicaid TRICARE, and the Veterans Health Administration. The term "remuneration" has been broadly interpreted to include anything of value. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals, the Anti-Kickback Statute has been violated. The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act or ACA, among other things, amended the intent requirement of the federal Anti-Kickback Statute such that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate, in order to commit a violation.

Federal civil and criminal false claims and false statement laws, including the federal civil False Claims Act and its whistleblower or *qui tam* provisions that permit private individuals to bring an action on behalf of the government to enforce the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed. Entities can be held liable under these laws if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers, promoting a product off-label, or for providing medically unnecessary services or items. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Criminal prosecution is also possible for making or presenting a false, fictitious or fraudulent claim to the federal government.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, transmission and breach reporting of individually identifiable health information, upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers and their respective business associates and their subcontractors that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions.

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, and information related to ownership and investment interests held by physicians and their immediate family members.

Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers. Additionally, we may be subject to state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and certain industry compliance guidance documents. Further, we may be subject to state and foreign laws that require drug manufacturers or other pharmaceutical companies to report information related to payments and other transfers of value to physicians, other healthcare providers and healthcare entities, or marketing expenditures, as well as state, foreign and local laws that require the registration of pharmaceutical sales representatives; state and foreign laws that require the reporting of information related to drug pricing; and state, federal and foreign laws governing the privacy and security of personal data (including key-coded data and health information), including the European Union's General Data Protection Regulation, or EU GDPR, many of which differ from each other in significant ways, thus complicating compliance efforts.

If our operations are found to be in violation of any of these or any other healthcare regulatory laws that may apply to us, we may be subject to significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, imprisonment, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

Data Privacy and Security

In the ordinary course of our business, we process personal or sensitive data. Accordingly, we are, or may become, subject to numerous data privacy and security obligations, including federal, state, local, and foreign laws, regulations, guidance, and industry standards related to data privacy and security. Efforts to ensure that our current and future business arrangements will comply with applicable data privacy and data security laws and regulations will involve substantial costs. For example, foreign data privacy and security laws (including but not limited to the EU GDPR and UK GDPR) impose strict significant and complex compliance obligations on entities that are subject to those laws. As one example, the EU GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. These obligations may include limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes; requiring a legal basis for personal data processing; requiring the appointment of a data protection officer in certain circumstances; increasing transparency obligations to data subjects; requiring data protection impact assessments in certain circumstances; limiting the collection and retention of personal data; increasing rights for data subjects formalizing a heightened and codified standard for data subject consent, requiring the implementation and maintenance of technical and organizational safeguards for personal data, mandating data breach notifications to relevant supervisory authority(ies), and mandating the appointment of representatives in the UK and/or the EU in certain circumstances. Moreover, we expect that there will continue to be new proposed data privacy and security laws, regulations and industry standards in the U.S. As one example, the California Consumer Privacy Act of 2018, or CCPA, imposes numerous obligations on covered business. Although the CCPA exempts certain data (such as some data processed in the context of clinical trials), the CCPA, to the extent applicable to our business and operations, may increase our compliance costs and potential liability with respect to the personal data we maintain about California residents. The CCPA provides for civil penalties and a private right of action for data breaches which may include an award of statutory damages. Failure, or perceived failure, to comply with all applicable obligations could result in enforcement actions, fines, litigation, and other consequences. See the section titled *"We are subject to stringent and changing U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class claims) and mass arbitration; fines and penalties; disruptions for our business operations; reputational harm; loss of revenue and profits; and other adverse business impacts,"* under "Risk Factors" in Part I, Item 1A of this Report for additional information about the laws and regulations to which we may become subject and about the risks to our business associated with such laws and regulations.

Coverage and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidate that receives regulatory approval. In the U.S. and markets in other countries, sales of RYTELO will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels.

In the U.S., third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. Reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that a product is safe, effective and medically necessary; appropriate for the specific patient; cost-effective; supported by peer-reviewed medical journals; included in clinical practice guidelines; and neither cosmetic, experimental, nor investigational. A third-party payor could also require that certain lines of therapy be completed or failed prior to reimbursing our therapy. The principal decisions about reimbursement for new medicines are typically made by CMS. CMS decides whether and to what extent products will be covered and reimbursed under Medicare and private payors tend to follow CMS to a substantial degree. Third-party payors determine which products and procedures they will cover and establish reimbursement levels. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of RYTELO, in addition to the costs required to obtain the FDA approvals. Nonetheless, RYTELO may not be considered medically necessary or cost-effective. Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product, as there is no uniform coverage and reimbursement policy among third-party payors in the U.S. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in RYTELO. Even if a third-party payor covers a particular product or procedure, the resulting reimbursement payment rates may not be adequate. Coverage policies and third-party payor reimbursement rates may change. Thus, even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future. These third-party payors are increasingly reducing coverage and reimbursement for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce demand for the product and also have a material adverse effect on future sales.

Healthcare Reform

There has been increasing legislative and enforcement interest in the U.S. with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries, Presidential executive orders, and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. For example, on August 16, 2022, the Inflation Reduction Act of 2022 was signed into law, which, among other things, (i) directs the Department of Health and Human Services, or HHS, to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare that have been on the market for at least seven years (the "Medicare Drug Price Negotiation Program"), and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions began to take effect progressively in fiscal year 2023. On August 15, 2024, HHS announced the agreed upon prices of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. On January 17, 2025, HHS selected fifteen additional products covered under Part D for price negotiation in 2025. Each year thereafter more Part B and Part D products will become subject to the Medicare Drug Price Negotiation Program. Further, on December 7, 2023, an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act was announced. On December 8,

2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. Additionally, at the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, to encourage importation from other countries and bulk purchasing.

The U.S. and some foreign jurisdictions are considering or have enacted legislative and regulatory proposals to contain healthcare costs, as well as to improve quality and expand access. For example, in March 2010, the ACA was signed into law, which included a number of provisions of importance to the biopharmaceutical industry. There have been judicial and Congressional challenges and amendments to certain aspects of the ACA. For example, the IRA, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. We expect that other healthcare reform measures that may be adopted in the future, particularly in light of the recent U.S. Presidential and Congressional elections, may result in more rigorous coverage criteria and lower reimbursement, and additional downward pressure on the price that may be charged for RYTELO. It is unclear how any such healthcare reform measures will impact the pharmaceutical industry.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011 was enacted, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. The Joint Select Committee on Deficit Reduction did not achieve a targeted deficit reduction of at least $1.2 trillion for fiscal years 2012 through 2021, triggering the legislation's automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect beginning on April 1, 2013 and, due to subsequent legislative amendments to the statute will stay in effect through 2032 unless additional Congressional action is taken. More recently, there has been heightened governmental scrutiny in the U.S. to control the rising cost of healthcare.

Information About Our Executive Officers

The following table sets forth certain information with respect to our executive officers and other members of management as of January 31, 2025:

Name	Age	Position
Executive Officers		
John A. Scarlett, M.D.	73	President, Chief Executive Officer and Chairman of the Board
Michelle Robertson	58	Executive Vice President, Finance, Chief Financial Officer and Treasurer
Joseph Eid, M.D.	57	Executive Vice President, Research and Development
Faye Feller, M.D.	43	Executive Vice President, Chief Medical Officer
Andrew J. Grethlein, Ph.D.	60	Executive Vice President, Chief Operating Officer
Scott A. Samuels, Esq.	54	Executive Vice President, Chief Legal Officer and Secretary
James Ziegler	59	Executive Vice President, Chief Commercial Officer
Other Members of Management		
Melissa A. Kelly Behrs	61	Executive Vice President, Business Operations and Chief Alliance Officer
Edward E. Koval	62	Executive Vice President, Chief Business Officer
Shannon T. Odam	50	Senior Vice President, Chief People Officer

John A. Scarlett, M.D., has served as our Chief Executive Officer and a director since September 2011 and President since January 2012 and was appointed to Chairman of the Board in December 2018. Dr. Scarlett served as a director of CytomX Therapeutics, Inc., a biopharmaceutical company focused on developing antibody therapeutics for the treatment of cancer, from June 2016 to June 2022. He was also a director for Chiasma, Inc., a biopharmaceutical company focused on transforming injectable drugs into oral medications, from February 2015 until its acquisition by Amyrt Pharma plc, a biopharmaceutical company, in August 2021. Prior to joining Geron, Dr. Scarlett served as President, Chief Executive Officer and a member of the board of directors of Proteolix, Inc., a privately held, oncology oriented biopharmaceutical company, from February 2009 until its acquisition by Onyx

Pharmaceuticals, Inc., an oncology oriented biopharmaceutical company, in November 2009. From February 2002 until its acquisition by Ipsen, S.A. in October 2008, Dr. Scarlett served as the Chief Executive Officer and a member of the board of directors of Tercica, Inc., an endocrinology oriented biopharmaceutical company, and also as its President from February 2002 through February 2007. From March 1993 to May 2001, Dr. Scarlett served as President and Chief Executive Officer of Sensus Drug Development Corporation. In 1995, he co-founded Covance Biotechnology Services, Inc., a contract biopharmaceutical manufacturing operation, and served as a member of its board of directors from inception to 2000. From 1991 to 1993, Dr. Scarlett headed the North American Clinical Development Center and served as Senior Vice President of Medical and Scientific Affairs at Novo Nordisk Pharmaceuticals, Inc., a wholly owned subsidiary of Novo Nordisk A/S. Dr. Scarlett received his B.A. degree in chemistry from Earlham College and his M.D. from the University of Chicago, Pritzker School of Medicine.

Michelle Robertson has served as our Executive Vice President, Chief Financial Officer and Treasurer since September 2023. Prior to joining Geron, she served as the Chief Financial Officer and Treasurer of Editas Medicine, Inc., a CRISPR genome editing company, from January 2020 to May 2023. Before that, she served as Chief Financial Officer of Momenta Pharmaceuticals, Inc. from 2018 until 2020, when Momenta was acquired by Johnson & Johnson. Prior to joining Momenta, Ms. Robertson held multiple commercial finance roles of increasing responsibility, including Vice President, Oncology Finance for Baxalta Incorporated following its spin-off from Baxter International Inc., from 2015 to 2016; Head of Financial Planning and Analysis and Operations Excellence at Ironwood Pharmaceuticals, Inc. from 2012 to 2015; and various finance and commercial operations roles at Genzyme Corporation (acquired by Sanofi). She also currently serves as a member of the board of directors and as the chair of the audit committee for Verastem, Inc., a publicly-traded biopharmaceutical company. Ms. Robertson received her B.S. in Finance and A.S. in Accounting and Management from Bentley University.

Joseph Eid, M.D., has served as our Executive Vice President Research and Development since November 2024. Prior to joining Geron, Dr. Eid served as President, Research and Development for Dragonfly Therapeutics, Inc., a clinical stage biopharmaceutical company, with overall responsibilities for Dragonfly's discovery and clinical research strategy and execution, from February 2023 to March 2024. Before joining Dragonfly Dr. Eid served as Executive Vice President, Chief Medical Officer at Luzsana Biotechnology, Inc., a pharmaceutical company and a subsidiary of Hengrui Pharmaceuticals, from October 2021 to September 2022. Prior to his biotechnology leadership roles, Dr. Eid served as Senior Vice President and Head, Global Medical Affairs for Bristol Myers Squibb, or BMS, from 2017 to 2021, where he led global medical affairs across four therapeutic franchises. Prior to BMS, Dr. Eid spent nine years at Merck, first at Merck Research Labs, where he led the first-in-human strategy of their global KEYTRUDA® program, and then at Merck Global Human Health, where he built Merck's global oncology medical affairs team. Dr. Eid started his pharmaceutical career at Hoffmann La Roche, where he was responsible for both early- and late-stage assets and led several clinical teams. Prior to entering the biopharmaceutical industry, Dr. Eid was an Assistant Professor in the hematology department of Robert Wood Johnson Medical School in New Jersey from 1999 to 2004 and as a volunteer, through 2019. Dr. Eid received his M.D. from Saint Joseph University, Faculty of Medicine, and serves on ALSAC/St Jude Children's Research Hospital board, and on the board of Angle PLC, a liquid biopsy company.

Faye Feller, M.D., has served as our Executive Vice President, Chief Medical Officer since July 2022. Previously, she served as our Vice President of Clinical Development since she joined Geron in April 2019. In this role, Dr. Feller played a strategic role in designing and driving execution of Geron's Phase 3 clinical trials, served as the primary medical point of contact between Geron and our clinical investigators and led the preparation of data for assessment by the data monitoring committees. Prior to joining Geron, Dr. Feller was Senior Director at Janssen Research and Development, LLC (Janssen), a global pharmaceutical company, and both a Compound Lead and Study Responsible Physician for multiple clinical trials of early and late-stage development assets at Janssen from February 2015 to March 2019. Prior to Janssen, Dr. Feller was an instructor in the leukemia department of Memorial Sloan Kettering Cancer Center in New York from July 2013 to February 2015. She received a B.A. from New York University and an M.D. from Mount Sinai School of Medicine. She completed her residency in internal medicine at Mount Sinai Hospital and her fellowship in medical oncology at Memorial Sloan Kettering Cancer Center.

Andrew J. Grethlein, Ph.D., has served as our Executive Vice President, Chief Operating Officer since January 2019. Previously, he served as our Executive Vice President, Development and Technical Operations, from July 2014 to January 2019. He joined Geron in September 2012 as our Executive Vice President, Technical Operations. Prior to joining Geron, Dr. Grethlein was Executive Vice President and Chief Operating Officer for Inspiration Biopharmaceuticals, a biopharmaceutical company, from January 2010 to September 2012. From October 2008 until January 2010, Dr. Grethlein was Senior Vice President of Biotechnology and Portfolio Management Team Leader for Hematology at Ipsen S.A., a global specialty pharmaceutical company. His responsibilities at Ipsen included planning and execution of worldwide strategy for product and portfolio development in the hematologic therapeutic area. From 2003 to 2008, Dr. Grethlein served as Senior Vice President of Pharmaceutical Operations at Tercica, Inc., an endocrinology-oriented biopharmaceutical company, where he was a member of the senior executive team that governed corporate strategy, business planning and company operations, and had responsibility for all manufacturing and quality functions. Before joining Tercica, Dr. Grethlein served in various positions at Elan Corporation, a biotechnology company, from 1997 to 2003, including as Senior Director, South San Francisco Pharmaceutical Operations. From 1995 to 1997, Dr. Grethlein served as Manager, Biologics Development and Manufacturing, for Athena Neurosciences, Inc., a pharmaceutical company. Prior to this, he served in various engineering positions for the Michigan Biotechnology Institute, a non-profit technology research and business development corporation. Dr. Grethlein received his A.A. degree in liberal arts from Simon's Rock Early College, his B.S. in biology from Bates College, and his M.S. and Ph.D. in chemical engineering from Michigan State University.

Scott A. Samuels, Esq. has served as our Executive Vice President, Chief Legal Officer and Secretary since August 2023. Prior to joining Geron, Mr. Samuels served as Chief Legal Officer and Chief Compliance Officer of Prilenia Therapeutics, Inc., a clinical-stage biotechnology company, from March to May 2023. Before that, he served as Senior Vice President, General Counsel of BeiGene, Ltd., a global oncology company, from May 2017 to July 2022, where he built a large, global legal and compliance team, oversaw launches of three internally developed drug products in the U.S., Europe and China and development of a global healthcare compliance program, and led key strategic transactions with Amgen, Inc., Novartis AG and Celgene (now Bristol Myers Squibb). Prior to BeiGene, Mr. Samuels was assistant general counsel and then acting general counsel at ARIAD Pharmaceuticals, Inc., where he managed the company's legal affairs, including SEC compliance and corporate governance and key licensing and distribution agreements prior to ARIAD's acquisition by Takeda. Mr. Samuels also practiced law for 17 years in the corporate and life sciences practices at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., a national law firm. Mr. Samuels received his B.A. in philosophy from Cornell University and his J.D. from George Mason University School of Law.

James Ziegler has served as our Executive Vice President, Chief Commercial Officer since September 2024. Prior to joining Geron, Mr. Ziegler served as the Executive Vice President, Commercial for Iovance Biotherapeutics, Inc., a biopharmaceutical company, from February 2020 to September 2024, with global responsibilities for Iovance's novel tumor infiltrating lymphocyte cell therapy program, where he led the U.S. commercial launch of Amtagvi™ for patients with previously treated advanced melanoma. Previously, Mr. Ziegler served in numerous commercial roles at Gilead Sciences, Inc., from 2011 to 2020, most recently as Vice President of the Cardiopulmonary and Inflammation Business Unit. Mr. Ziegler's earlier experience included commercial roles of increasing responsibility at Biogen, Inc., Amgen and Pfizer, Inc. Prior to his roles in the biopharmaceutical industry, Mr. Ziegler served as an armor officer in the U.S. Army. Mr. Ziegler received a B.S. from the United States Military Academy at West Point and an M.B.A. from the University of Chicago.

Melissa A. Kelly Behrs has served as our Executive Vice President, Business Operations and Chief Alliance Officer since December 2021. Previously, she was our Executive Vice President, Chief Business Officer from January 2019 to December 2021, Executive Vice President, Business Development and Portfolio & Alliance Management, from February 2014 to January 2019, and our Senior Vice President, Portfolio and Alliance Management from September 2012 to February 2014. Ms. Behrs joined Geron in November 1998 as Director of Corporate Development. Since then, she has also served in various managerial positions, including General Manager, R&D Technologies; Vice President, Corporate Development; Senior Vice President, Therapeutic Development, Oncology; and Senior Vice President, Strategic Portfolio Management. From 1990 to 1998, Ms. Behrs worked at Genetics Institute, Inc., a biotechnology research and development company, serving initially as Assistant Treasurer and then as Associate Director of Preclinical Operations where she was responsible for all business development, regulatory, and project management activities for the Preclinical Development function. Ms. Behrs received a B.S. from Boston College and an M.B.A. from Babson College.

Edward E. Koval has served as our Executive Vice President, Chief Business Officer since December 2021. From 2020 to 2021, he was Chief Business Officer at ZebiAI Therapeutics, a company spun out of X-Chem, Inc. in order to discover and develop advanced drug discovery programs based on novel machine learning technologies, until its acquisition by Relay Therapeutics, Inc., a clinical-stage precision medicine company, in April 2021. Prior to the spin-out of ZebiAI, from 2013 to 2020, he was Senior Vice President, Corporate Development, at X-Chem, Inc., a drug discovery company, where he closed multiple transactions with multinational pharmaceutical companies for programs in oncology, hematology/oncology, inflammation, infectious disease and rare diseases. From 2012 to 2015, Mr. Koval served as an independent corporate and business development consultant, advising multiple private and public biotech companies on partnering and fundraising. Mr. Koval's prior pharmaceutical experience from 1992 to 2012 includes serving roles in business and corporate development, strategic planning, alliance management and financial evaluation and analysis at Novartis Pharmaceuticals Corporation, a pharmaceutical company, Merck & Co., Inc., a pharmaceutical company, and Chiron Corporation, a pharmaceutical company, where he finalized negotiations and executed and managed multiple strategic corporate partnerships and alliances. Mr. Koval holds an

M.Sc. in Engineering from Rensselaer Polytechnic Institute and an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology.

Shannon T. Odam has served as our Senior Vice President, Chief People Officer since January 2024. Previously, she served as our Vice President, Human Resources since joining Geron in June 2019. Prior to joining Geron, Ms. Odam served as Vice President, Human Resources at BioElectron Technology Corp., a clinical-stage biotechnology company, where she created and executed upon a unified vision by streamlining organizational design structure, designed leadership development programs to drive skills needed for future growth and led and executed human resources operations, from May 2017 to July 2018, before its acquisition by PTC Therapeutics Inc. in 2019. Before that, Ms. Odam served in various human capital roles at PricewaterhouseCoopers, or PWC, a multinational professional services firm, from 2007 to 2017. While at PWC, Ms. Odam served as the Silicon Valley Diversity and Inclusion Leader, the Audit Human Resources Leader, as well as an executive coach for PWC's Coaching Center of Excellence. Ms. Odam received a B.S. in criminology from California State University, Fresno, an M.S. in Organizational Development from University of San Francisco and an Executive Coaching Credential from the Hudson Institute of Coaching.

Human Capital

Corporate Values

Fostering and maintaining a strong, healthy culture is a key strategic focus. We recognize and value the unique strengths of each of our team members, and the impact and contributions of every employee.

Our core values are the foundational principles of our organization. These values reflect who we are, how we work and the way our employees interact with one another, our partners, our communities, and our shareholders. They are the essential tenets that guide our business decisions, govern our relationships, both internally and externally, and articulate what we stand for and who we are. These values dictate the ways in which we interact, work and communicate, how we resolve conflicts and ultimately, how we strive to make Geron successful.


OUR CORE VALUES
AT GERON WE ARE:
PIONEERING PATHWAYS
Pioneering innovative blood cancer therapies requires forging new pathways in science and in how we work. We believe positive disruption and transformation comes through continuous learning and seeking opportunities for growth.
BETTER TOGETHER
Our differences make us stronger. Constructive discourse and collaboration among people with diverse backgrounds, experiences, and strengths bring us new perspectives and insights that elevate our work.
ALWAYS AUTHENTIC
Our 'work hard/care hard' culture is rooted in authenticity and respect. We act with good intent and are real with each other. We are passionate about our mission, honest with our feedback, respectful of people and welcoming to their authentic selves.
PURPOSE-DRIVEN
At Geron, every individual in every role can meaningfully contribute to our effort to change patients' lives. We believe in the power of telomerase inhibition and are focused on bringing novel medicines to patients as quickly as possible, always acting ethically and with integrity.

Our team of talented professionals is the foundation of our company and fuels our historical and prospective achievements for patients. We consider the intellectual capital of our employees to be an essential driver of our business and key to our future opportunities. As of December 31, 2024, we had 229 full-time employees, of which 142 were women and 87 were men. Twenty-two of our employees hold Ph.D. degrees and 90 hold other advanced degrees. Of this current total workforce, 96 employees were engaged in, or directly supported, our commercial, marketing, market access, and business insight and analytics activities; 82 were engaged in, or directly supported, our medical affairs, quality, regulatory, pharmacovigilance, biometrics, clinical science, and research and

development activities; and 51 were engaged in, or directly supported, general and administrative activities, such as business development, legal, finance, human resources, information technology and administration. Every employee plays a vital role in furthering our business goals and advancing the development and delivery of our novel medicine to patients.

In addition to our employee base, we have established, and expect to continue to establish, consulting agreements with drug development professionals, clinicians, attorneys and regulatory experts with experience in numerous fields, including clinical science, biostatistics, clinical operations, pharmacovigilance, quality, manufacturing and regulatory affairs.

To succeed in our mission, we must attract, recruit, retain, develop and motivate qualified clinical, nonclinical, commercial, scientific, manufacturing, regulatory, management and other personnel needed to support our business and operations. As a biotechnology company with office locations in the San Francisco Bay Area and northern New Jersey, and with remote employees throughout the U.S., we operate in a highly competitive industry and geographies for employee talent. In 2024, we engaged in extensive recruiting efforts to source and interview a talented and diverse pipeline of candidates, and enhanced our capabilities by significantly expanding our employee base. We grew our workforce by 103 employees, 74 of whom are part of our commercial team, who play a critical role in commercializing RYTELO. We maintain a comprehensive dashboard of measurements, including recruitment productivity, diversity, equity and inclusion metrics, employee engagement scores, total rewards benchmarking, participation rates and satisfaction scores for internal training, turnover rates and exit interview results, to guide our human capital management efforts.

We believe that our ability to attract highly skilled and talented employees in a competitive labor market is enhanced by nurturing our workplace culture, providing competitive compensation and benefits programs and supporting employee career development and related management training. To that end, we continue to invest resources and energy into being an employer of choice – attracting and engaging individuals who are innovative, curious, driven, diligent, collaborative and of the highest integrity and ethics. Some of our key efforts in this area and management of our human capital assets generally are described here.

Compensation and Benefits

Our compensation philosophy is to provide pay and benefits that are competitive in the biotechnology and pharmaceutical industry where we compete for talent. We monitor our compensation programs closely and review them annually to provide what we consider a competitive mix of compensation and health, welfare and retirement benefits for all our employees. Our compensation package for all employees includes market-competitive base salaries, eligibility for annual performance bonuses and equity grants. Annual cash bonus opportunity and equity compensation increase as a percentage of total compensation based on level of responsibility. Any actual bonus payout is based on a combination of individual performance and corporate performance. All regular-status, full-time employees are eligible to participate in our comprehensive benefit program, pursuant to plan terms and conditions. Plan choices include medical, dental, vision, life insurance, flexible spending accounts, short and long-term disability insurance, a 401(k) retirement savings plan with a discretionary matching employer contribution, and an employee stock purchase plan. We also provide regular-status, full-time employees with a generous time off program that includes vacation, sick, holiday, and paid leave for certain life events.

Every year, we undertake a detailed review of our compensation by position and level and make adjustments necessary to ensure that we continue to provide competitive compensation. We publish pay ranges in all job postings for jobs as required by various states' pay disclosure requirements.

Corporate Culture

We value an inclusive and diverse workplace because we believe that having a team of people with wide-ranging backgrounds, experiences, perspectives and skillsets enhances our corporate culture and is key to our long-term success. As of December 31, 2024, approximately 62% of our global workforce was women. In addition, 15% of our employees in managerial roles were women, and approximately 7% of our executive management, vice president and above, were women.

Our Code of Business Conduct and Ethics prohibits conduct that creates an intimidating, hostile or offensive work environment, and we are committed against workplace discrimination on any grounds, including disability, nationality, race and religion. As of December 31, 2024, approximately 31% of our employees were self-identified as non-white. In addition, during 2024, we furthered the development of our hybrid workforce program that provides a variety of virtual and in-person collaboration opportunities, such as leadership training and coaching resources. Since 2021, we have utilized a peer-centric employee recognition program to empower employees to champion our workplace culture and values, and promote direct praise to peers. In addition, we have implemented a reward program that enables managers to recognize employees who have demonstrated exceptional performance.

In addition, we pride ourselves on an open culture that respects co-workers, values employees' health and well-being and fosters professional development. We support employee growth and development in a variety of ways, including with group training, individual mentoring and coaching, conference attendance and tuition reimbursement. Our management conducts annual employee engagement surveys and reports to our board of directors on human capital management topics, including corporate culture, employee development and retention, and compensation and benefits. Similarly, our board of directors regularly provides input on important decisions relating to these matters, including with respect to employee compensation and benefits, talent retention and development.

Environmental, Social and Governance (ESG) Efforts

Our commitment to corporate responsibility is integrated throughout our business and informed by our values and ambition to change lives by changing the course of blood cancer. To support blood cancer patients and to address the availability of medical treatment for lower income patients, we have established a patient support program intended to support lower income patients eligible to receive RYTELO. Our ESG initiatives reflect our commitment to making a difference for blood cancer patients and health care providers who care for them through RYTELO and our pipeline of investigational therapies to treat hematologic malignancies. Our ESG priorities also reflect our commitment to fostering a strong culture for employees and governing with integrity to advance our mission and create value for stockholders. We review our ESG practices and disclosures on an ongoing basis.

Communication and Engagement

We believe that part of what sets us apart from other companies is our culture and, in particular, our focus on providing timely and transparent communications and creating a strong sense of belonging and inclusiveness. We engage in periodic in-office and in-person meetings and interactions, as well as in-office and in-person training and development opportunities, to encourage cross-functional team-building and collaboration, in conjunction with which many of our teams engage in group lunches and dinners. We held a summer contest that encouraged our employees to share summer travel experiences and special events, building rapport and strengthening employee relationships, and we conduct organizational and team-specific holiday events to promote connectivity among our employees. We share information and news with employees through quarterly all-hands meetings, monthly newsletters to employees, social media posts on our intranet and outward facing social media sites, such as LinkedIn, and regular employee chats with our Chief Executive Officer and other members of senior management. We survey our employees each year to measure their level of engagement at the Company. Our employee engagement scores have remained relatively steady over the past three years. These surveys provide rich feedback each year that helps us to continue to grow our culture and make Geron a great place to work.

Health, Wellness and Safety

We offer benefits that promote our employees' whole health and wellness, including reimbursement for certain wellness costs, external support from our employee assistance programs and mental wellness services, which covers therapy and/or coaching for our employees and their dependents, including high school and college-aged children.

None of our employees is subject to a collective bargaining agreement or represented by a trade or labor union. We consider our relations with our employees to be good.

Corporate and Available Information

Geron Corporation was incorporated in the State of Delaware on November 28, 1990. Geron UK Limited was incorporated in the United Kingdom on September 29, 2021. Geron Netherlands B.V. was incorporated in the Netherlands on February 17, 2023. Our principal executive offices are located at 919 E. Hillsdale Blvd., Suite 250, Foster City, CA 94404, and our telephone number is 650-473-7700. Our website address is http://www.geron.com.

We file or furnish electronically with the U.S. Securities and Exchange Commission, or the SEC, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

We make copies of these reports available free of charge through the "SEC Filings" tab on the "Investors & Media" page of our website as soon as reasonably practicable after we file or furnish them with the SEC.

Information contained on or accessible through our website is not incorporated into, and does not form a part of, this Report or any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

ITEM 1A.   RISK FACTORS

We operate in a dynamic and rapidly changing environment involving numerous risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this Report. Our business faces significant risks and uncertainties, and those described below may not be the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial may also significantly impair our business, financial condition or results of operations. If any of these risks or uncertainties occur, our business, financial condition or results of operations could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our common stock.

RISKS RELATED TO THE COMMERCIALIZATION OF RYTELO

Our near-term prospects are wholly dependent on RYTELO. We have limited experience with the commercialization of RYTELO, and if we are unable to successfully commercialize RYTELO in the U.S. for lower-risk MDS, or to expand its indication of use, our ability to generate meaningful revenue or achieve profitability will be materially and adversely affected.

In June 2024, we received FDA approval to commercialize RYTELO in the U.S. for certain patients with lower-risk MDS, and we initiated a commercial launch of RYTELO in the U.S. in that indication. RYTELO is our only product approved for marketing by the FDA, and our ability to generate revenue from product sales and achieve profitability is wholly dependent on our ability to successfully commercialize RYTELO in the U.S. for lower-risk MDS or to expand its indications of use. We may not be able to successfully commercialize RYTELO for a number of reasons, including:

- we may not be able to establish or demonstrate in the medical community the safety and efficacy of RYTELO and its potential advantages over and side effects compared to existing treatments;

- physicians may be reluctant to prescribe RYTELO until longer-term efficacy and safety data exists;

- our limited historical experience in marketing, selling and distributing RYTELO;

- reimbursement and coverage policies of government and private payors such as Medicare, Medicaid, insurance companies, health maintenance organizations and other plan administrators;

- the relative price of RYTELO as compared to alternative treatment options;

- the relatively low incidence and prevalence of patients in RYTELO's approved indication, including the reliability of our market and sales estimates;

- future competitive or other market factors may adversely affect the commercial potential of RYTELO;

- we may not be able to obtain and maintain regulatory approvals for RYTELO in any other jurisdictions or for any other indications, including in the EU for lower-risk MDS or in any other jurisdiction for relapsed/refractory MF;

- changed or increased regulatory restrictions;

- changes to the label for RYTELO that further restrict how we market and sell RYTELO, including adverse events observed in ongoing and future studies of imetelstat such as our Phase 3 IMpactMF clinical trial;
- the capabilities of third party manufacturers may adversely affect the success of our commercialization of RYTELO;

- we may need additional financial or other resources to successfully commercialize RYTELO; and

- we may not be able to maintain adequate commercial supplies of RYTELO to meet demand or at an acceptable cost or at all.

Moreover, successful commercialization of RYTELO may not generate sufficient revenue from product sales, and we may not become profitable in the near term, or at all. In any event, if we are unable to successfully commercialize RYTELO in the U.S. for lower-risk MDS, or to expand its indications of use, our ability to generate meaningful revenue from product sales and achieve profitability will be materially and adversely affected, which in turn would severely and adversely affect our financial results, business and business prospects, and might cause us to cease operations.

We have limited experience as a commercial company and our sales, marketing, and distribution of RYTELO may be unsuccessful or less successful than anticipated.

As a company, we have limited prior experience in selling and marketing or commercializing an approved drug product in the U.S., and we have no experience marketing or commercializing an approved drug outside of the U.S. The success of our commercialization efforts is subject to, among other things, managing our internal sales, marketing, and distribution capabilities and our ability to navigate the significant expenses and risks involved with the management of such capabilities. For example, our commercial launch of RYTELO in the U.S. may not continue as planned or anticipated, which may require us to, among others, adjust or amend our commercialization plan and incur significant expenses. Further, given our limited historical experience commercializing drug products, we do not have a track record of successfully executing a commercial launch. If we are unsuccessful in accomplishing our objectives or if our commercialization efforts do not continue as planned, we may not be able to successfully commercialize RYTELO in lower-risk MDS, we may require significant additional capital and financial resources, we may not become profitable, and we may not be able to compete against more established companies in our industry, any of which would severely and adversely affect our financial results, business and business prospects, and might cause us to cease operations.

If we are unable to continue to execute on our sales, marketing and distribution plans to commercialize RYTELO, we may be unable to generate meaningful product revenue.

To successfully commercialize RYTELO in the U.S., we need to continue to execute on our sales, marketing and distribution plans. The ongoing execution of our sales, marketing and distribution plans requires investment of capital and time, and we cannot be certain that we will be able to continue to execute on our plans successfully. In addition, we compete with many companies that currently have extensive, experienced and well-funded sales, distribution and marketing operations to recruit, hire, train and retain marketing and sales personnel. If we are unable to recruit as needed, and to retain and effectively train marketing and sales personnel and equip them with compliant and effective materials, our efforts to successfully commercialize RYTELO could be adversely affected.

We currently have no marketing or sales organization outside of the U.S., and as a company, we have no experience selling and marketing approved drugs outside of the U.S. To successfully commercialize RYTELO outside of the U.S, we will need to develop these capabilities, either on our own or with others, including third party contractors. Doing so will require additional investment of capital and time. We may seek strategic partnerships, collaborations, alliances or licensing arrangements, at an appropriate time, to assist us in the potential development and commercialization of RYTELO in the EU, or we may seek to self-commercialize and need to establish business operations in such regions. If we receive regulatory approval to commercialize RYTELO in any other regions, such as the EU, we may be unsuccessful in our efforts to recruit, hire, train and retain personnel to support such business operations; or we may be unable to enter into and conduct successful strategic partnerships, collaborations, alliances or licensing arrangements with third parties to commercialize RYTELO in such regions, should we seek to do so. Any failure or delay in the execution of our sales, marketing and distribution plans would adversely impact the commercialization of RYTELO outside the U.S.

Further, given our limited experience in marketing and selling RYTELO, our initial estimate of the size of the required sales force may be materially more or less than the size of the sales force actually required to effectively commercialize RYTELO. As such, we may be required to hire substantially more sales representatives and medical support liaisons to adequately support the commercialization of RYTELO, or we may incur excess costs as a result of hiring more sales representatives than necessary. With respect to certain geographical markets where RYTELO may be approved for marketing in the future, such as the EU, or any other regions where we might seek drug product approval for RYTELO, we may enter into arrangements with other entities to utilize their local marketing and distribution capabilities, but we may be unable to enter into such arrangements on favorable terms, if at all. If potential future partners do not commit sufficient resources to commercialize RYTELO and any future products, and we are unable to develop the necessary marketing capabilities on our own, we may be unable to generate sufficient product revenue to sustain our business. In any event, if we are unable to establish and maintain adequate sales and marketing capabilities for RYTELO, whether on our own or through collaborations, our results of operations may be negatively impacted. Any of the foregoing would negatively impact our business and business prospects, severely and adversely affect our financial results, and might cause us to cease operations.

If we do not obtain acceptable prices or adequate reimbursement for RYTELO, the use of RYTELO could be severely limited.

Our ability to successfully commercialize RYTELO will depend significantly on obtaining acceptable prices and the availability of coverage and adequate reimbursement to patients from third-party payors. Government payors, such as the Medicare and Medicaid programs, and other third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and the reimbursement levels. Although CMS assigned a permanent and product specific J-Code (J0870) for RYTELO, which became effective on January 1, 2025, until CMS and commercial payor systems are updated, physicians may continue to use the non-specific miscellaneous J-Code to bill third-party payors for RYTELO. Because miscellaneous J-Codes may be used for a wide variety of products, health plans may have more difficulty determining the actual product used and billed for the patient. These claims increase the provider administrative burden and must often be submitted with additional information and manually processed, which can delay claims processing times as well as increase the likelihood for claim denials and claim errors. Further, the resulting reimbursement payment rates may not be adequate or may require significant restrictions on use or increased co-payments from commercially insured patients that patients may find unacceptably high. Patients are unlikely to use RYTELO unless coverage is provided, and reimbursement is adequate to cover all or a significant portion of its cost. Therefore, coverage and adequate reimbursement will be critical to market acceptance of RYTELO.

In addition, government authorities and other third-party payors in the U.S. and other jurisdictions are developing increasingly sophisticated methods of controlling healthcare costs, such as by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices as a condition of coverage, are using restrictive formularies and preferred drug lists to leverage greater discounts in competitive classes, and are challenging the prices charged for medical products. The Inflation Reduction Act of 2022 includes several provisions to lower prescription drug costs for people with Medicare and reduce drug spending by the federal government, which may ultimately have a negative effect on the pricing for RYTELO. However, the Medicare Drug Pricing Negotiation Program provisions of the law are currently subject to legal challenges. Further, no uniform policy requirement for coverage and reimbursement for drug products exists among third-party payors in the U.S. As a result, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of RYTELO to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.

We cannot be sure that coverage and reimbursement will be available for RYTELO, and, if reimbursement is available, what the level of reimbursement will be. Although we have received a permanent and product-specific J-Code (J0870) for RYTELO which became effective on January 1, 2025, there may also be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the purposes for which the drug is approved by the FDA or similar international regulatory authorities. Coverage and reimbursement may impact the demand for, or the price of RYTELO, and reimbursement policies in the U.S. and other jurisdictions may evolve which may adversely impact our ability to successfully commercialize RYTELO. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize RYTELO, which would negatively impact our business and business prospects.

To be commercially successful, RYTELO must be accepted by the healthcare community, which can be slow to adopt or unreceptive to new technologies and products.

RYTELO may not achieve market acceptance in the U.S. for lower-risk MDS or any other indication that might be approved by the FDA in the future, or achieve the potential international revenue we believe may be possible if RYTELO is approved outside the U.S., since hospitals, physicians, patients or the medical community in general may decide not to accept and utilize RYTELO. RYTELO competes with a number of conventional and widely accepted drugs and therapies manufactured and marketed by major pharmaceutical companies. The degree of market acceptance of RYTELO depends on a number of factors, including:

- the clinical indications for which RYTELO is or may in the future be approved;

- the establishment and demonstration to the medical community of the clinical efficacy and safety of RYTELO;

- the ability to demonstrate that RYTELO is superior to alternatives on the market at the time, including with respect to efficacy, safety, cost or route of administration;

- the willingness of medical professionals to prescribe, and patients to use, RYTELO, or to continue to use RYTELO;

- the publication of unfavorable safety or efficacy data concerning RYTELO by third parties or us;

- restrictions on use of RYTELO alone or in combination with other products;

- the label and promotional claims allowed by the FDA for RYTELO, as well as any such claims allowed by similar international regulatory authorities for RYTELO, if any, including usage for only certain indications and any limitations or warnings about the prevalence or severity of any side effects;

- the timing of market introduction of RYTELO as well as competitive products, including sequencing of available products;

- the effectiveness of sales, marketing and distribution support for RYTELO;

- the ability of the third party distributors and specialty pharmacies we contract with to process prescriptions and dispense RYTELO and the processes required to place orders with such distributors and specialty pharmacies;

- the extent to which RYTELO is approved for inclusion on formularies in hospitals and managed care organizations;

- the pricing of RYTELO, both in absolute terms and relative to alternative treatments;

- the availability of coverage and adequate reimbursement by government and third-party payors; and

- the willingness of patients to pay out-of-pocket in the absence of coverage by third-party payors, including governmental authorities.

We may be unable to demonstrate any therapeutic or economic advantage for RYTELO compared to established or standard-of-care therapies, or newly developed therapies, for myeloid hematologic malignancies. National health insurance and/or third-party payors may decide that any potential benefit that RYTELO may provide to clinical outcomes in myeloid hematologic malignancies is not adequate to justify the potential adverse effects or the costs of treatment with RYTELO. If the healthcare community does not accept RYTELO for any of the foregoing reasons, or for any other reasons, our ability to commercialize RYTELO in the U.S. for lower-risk MDS or for any other indications for which RYTELO may be approved, may be negatively impacted or precluded altogether, which would seriously and adversely affect our business and business prospects.

If the market opportunities for RYTELO are smaller than we believe, our revenue may be adversely affected, and our business may suffer.

We are commercializing RYTELO in lower-risk MDS, and the addressable patient population in lower-risk MDS is based on our estimates. These estimates, which have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations and market research, may prove to be incorrect. Further, new information from us or others may change the estimated incidence or prevalence of patients with lower-risk MDS in the U.S. or the EU. Additionally, the potentially addressable patient population for RYTELO may not ultimately be amenable to treatment with RYTELO, or we may be unable to successfully identify patients and achieve a significant market share in RYTELO's approved indication, or initial sales of RYTELO may deplete the prevalence pool of patients in the RYTELO's approved indication more quickly than expected, which would have a negative impact on sales of RYTELO in the future. Our commercialization of RYTELO in the U.S. is limited to certain patients with lower-risk MDS, and any future potential commercialization will be limited to the therapeutic indications examined in our clinical trials and as determined by the FDA and similar international regulatory authorities, which would not permit us to market RYTELO for any other indications not expressly approved by those regulatory authorities. Future regulatory approvals for RYTELO, if any, could be conditioned upon label restrictions that materially limit the addressable patient population.

Our market opportunity may also be limited by the pricing, reimbursement and access we are able to achieve for RYTELO, the quality and expiration of our intellectual property rights and regulatory exclusivity, duration of RYTELO treatment in lower-risk MDS and future competitor treatments that enter the market. If any of our estimates prove to be inaccurate, the market opportunities for RYTELO that we or any potential future collaborative partners develop could be significantly diminished, which would have a material adverse impact on our business and business prospects, and would adversely affect our ability to achieve profitability.

If competitors develop products, product candidates or technologies that are superior to or more cost-effective than RYTELO, it would significantly impact the development and commercial viability of RYTELO, which would severely and adversely affect our financial results, business and business prospects, and the future of RYTELO, and might cause us to cease operations.

The pharmaceutical and biotechnology industries are characterized by intense and dynamic competition with rapidly advancing technologies and a strong emphasis on proprietary products. While we believe our proprietary oligonucleotide chemistry; experience with the biological mechanisms related to RYTELO, telomeres and telomerase; clinical data to date indicating potential disease-modifying activity with RYTELO treatment; and knowledge and expertise around the development of potential treatments for myeloid hematologic malignancies provide us with competitive advantages, we face competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies, and public and private research institutions. RYTELO competes with other products and therapies that currently exist, are being developed or will in the future be developed, some of which we may not currently be aware of. A discussion of current and potential future competitors of RYTELO can be found in the sub-section entitled "Competition" in Part I, Item 1, entitled "Business" and elsewhere in this Report.

Many of our competitors, either alone or with their strategic partners, could have substantially greater financial, technical and human resources than we do and significantly greater experience in obtaining FDA and other regulatory approvals of treatments and commercializing those treatments. We believe that the commercial success of RYTELO is subject to a number of factors, including: product efficacy and safety; method of product administration; cost of manufacturing; the timing and scope of regulatory consents; status of coverage and reimbursement; price; the level of generic competition; and our patent and regulatory exclusivity position.

Smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. We anticipate increased competition in the future as new companies explore treatments for myeloid hematologic malignancies, which may significantly impact the commercial viability of RYTELO. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research, clinical development and marketing of products similar to RYTELO. These companies and institutions compete with us in recruiting and retaining qualified development and management personnel as well as in acquiring technologies complementary to the RYTELO program.

As a result of the foregoing, competitors may develop more commercially desirable or affordable products than RYTELO or achieve earlier patent protection or product commercialization than we may be able to achieve with RYTELO. Competitors have developed, or are in the process of developing, technologies that are, or in the future may be, competitive to RYTELO. Some of these products may have an entirely different approach or means of accomplishing therapeutic effects similar or superior to those that may be demonstrated by RYTELO. Competitors may develop products that are safer, more effective, or less costly than RYTELO, or more convenient to administer to patients and, therefore, present a serious competitive threat to RYTELO. In addition, competitors may price their products below what we may determine to be an acceptable price for RYTELO, may receive better third-party payor coverage and/or reimbursement, or may be more cost-effective than RYTELO. Such competitive products or activities by competitors may render RYTELO obsolete, which may cause us to cease any further development or future commercialization of RYTELO, which would severely and adversely affect our financial results, business and business prospects, and the future of RYTELO, and might cause us to cease operations.

We rely on a select network of third party distributors, specialty pharmacies and other vendors to distribute RYTELO in the U.S., and any failure by such distributors, specialty pharmacies and vendors could adversely affect our revenues, financial condition, or results of operations.

We rely on a select network of third party distributors, specialty pharmacies and other vendors to distribute RYTELO in the U.S., and the financial failure of any of these parties could adversely affect our revenues, financial condition or results of operations. We rely on such distributors and specialty pharmacies to effectively distribute RYTELO in a timely manner, provide certain patient support services, manage prescription intake, collect accurate patient and inventory data and collect payments from payors. While we have entered into agreements with each of these parties, they may not perform as agreed, our strategic priorities may change or they may terminate their agreements with us. Further, an inability by our distributors or specialty pharmacies to meet our patients' needs may lead to reputational harm or patient loss. In the event that such network fails to properly meet our or our patients' needs, we may need to partner with other distributors, specialty pharmacies or vendors to replace or supplement our current network and there is no guarantee that we will be able to do so on commercially reasonable terms or at all.

We are seeking regulatory approval to commercialize RYTELO in the EU, and any such approval, if received, will be subject to pricing, drug marketing, post-market and reimbursement regulations in the EU, which may materially affect our ability to commercialize and receive reimbursement coverage for RYTELO in the EU.

We are seeking approval to market RYTELO in the EU for lower-risk MDS. Even if we obtain approval for RYTELO in the EU, the competent regulatory authorities may still impose significant restrictions on the indicated uses or marketing of our product or impose ongoing requirements for potentially costly post-approval studies, post-market surveillance or patient or drug restrictions. We will also be subject to rules and regulations in the EU applicable to the manufacturing, marketing, promotion and sale of medicinal products. If we or a regulatory authority discovers previously unknown problems with RYTELO, such as adverse events of unanticipated severity or frequency, or problems with a facility where RYTELO is manufactured, a regulatory authority may impose restrictions relative to RYTELO or the manufacturing facility, including requiring recall or withdrawal of RYTELO from the market or suspension of manufacturing. Moreover, product labeling, advertising and promotion for RYTELO will be subject to regulatory requirements and continuing regulatory review.

Failure to comply with EU and EU Member State laws that apply to the conduct of clinical trials, manufacturing approval, marketing authorization of medicinal products and marketing of such products, both before and after grant of the marketing authorization, or with other applicable regulatory requirements may result in administrative, civil or criminal penalties. These penalties could include delays or refusal to authorize the conduct of clinical trials, or to grant marketing authorization, product withdrawals and recalls, product seizures, suspension, withdrawal or variation of the marketing authorization, total or partial suspension of production, distribution, manufacturing or clinical trials, operating restrictions, injunctions, suspension of licenses, fines and criminal penalties.

In addition, the pricing of RYTELO will be subject to governmental control and other market regulations which could put pressure on the pricing and usage of RYTELO. In the EU, pricing negotiations with governmental authorities can take considerable time after obtaining marketing approval of a product candidate. In addition, if approved, market acceptance and sales of RYTELO will depend significantly on the availability of adequate coverage and reimbursement from third-party payors for RYTELO and may be affected by existing and future healthcare reform measures.

The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. Reference pricing used by various EU Member States and parallel distribution, or arbitrage between low-priced and high-priced EU Member States, can further reduce prices. An EU Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. If RYTELO is approved for commercialization in the EU, in some countries we may be required to conduct a clinical study or other studies that compare the cost-effectiveness of RYTELO to other available therapies in order to obtain or maintain reimbursement or pricing approval. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for RYTELO, if it is approved for marketing in the EU. Historically, products launched in the EU do not follow price structures of the U.S. and generally prices tend to be significantly lower. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If pricing is set at unsatisfactory levels or if reimbursement of RYTELO is unavailable or limited in scope or amount, our revenues from sales and the potential profitability of RYTELO in those countries would be negatively affected.

Much like the federal Anti-Kickback Statute prohibition in the U.S., the provision of benefits or advantages to physicians and other healthcare professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. Interactions between pharmaceutical companies and health care professionals are governed by strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians' codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment. Infringement of related laws could result in substantial fines and imprisonment.

Payments made to physicians and other healthcare professionals in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians may require prior notification or approval by the physician's or healthcare professional's employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

RISKS RELATED TO REGULATORY APPROVAL OF RYTELO

We may be unable to maintain regulatory approval for RYTELO in the U.S. for lower-risk MDS, which would severely and adversely affect our business and business prospects, and might cause us to cease operations.

 In June 2024, we received regulatory approval from the FDA to commercialize RYTELO in the U.S. in certain patients with lower-risk MDS. Federal, state and local governments in the U.S. have significant regulations in place that may limit or prevent us from successfully commercializing RYTELO for lower-risk MDS. We do not currently have regulatory approval for RYTELO in any other jurisdiction or for any other indication, and governments in other jurisdictions have significant regulations that may limit or prevent us from successfully commercializing RYTELO in other jurisdictions. Failure to maintain regulatory approval for RYTELO for lower-risk MDS, or delays in obtaining, failure to obtain, or limitations in the scope of such approvals in any other jurisdictions or for any other indications, could:

- result in a withdrawal of RYTELO from the market or could otherwise delay, limit or preclude any revenue we may receive from the commercialization of RYTELO for lower-risk MDS;

- significantly harm the commercial potential of RYTELO;

- impede, halt or increase the costs of our activities and plans for clinical development;

- diminish any competitive advantages that may have been available to us; or

- delay or preclude any revenue we may receive from the future commercialization of RYTELO in any other jurisdictions or for any other indications, if any.

In addition, approved products and their manufacturers, together with other vendors involved in the commercialization process, are subject to continual review, and discovery of previously unknown problems with a product or its manufacturer may result in restrictions on the product or manufacturer, including import restrictions, seizure and withdrawal of the product from the market.

Commercialization and sales of RYTELO are subject to government regulations related to numerous matters, including the processes of:

- manufacturing;

- advertising and promoting;

- selling and marketing;

- medical information;

- labeling; and

- distribution.

If, and to the extent that, we are unable to comply with these regulations, our ability to earn revenue from the commercialization of RYTELO will be materially and adversely impacted.

Further, if RYTELO causes serious or unexpected side effects, or if other safety risks are observed as a result of our commercialization efforts for RYTELO in lower-risk MDS or in current or potential future clinical trials, a number of potential significant negative consequences could result, including:

- regulatory authorities may withdraw approval of RYTELO;

- we may be required to recall RYTELO, seek to change the way it is administered, conduct additional clinical trials or change the labeling of the product;

- regulatory authorities may require revisions to the labeling of RYTELO, including limitations on approved uses or the addition of further warnings, contraindications or other safety information, or may impose restrictions on distribution in the form of additional requirements in a risk evaluation and management plan or risk management plan;

- we may experience manufacturing delays and supply disruptions if regulatory inspectors identify regulatory noncompliance by third-party manufacturers requiring remediation;

- RYTELO may be rendered less competitive and sales, if any, may decrease;

- our reputation may suffer generally both among clinicians and patients;

- we may be exposed to potential lawsuits and associated legal expenses, including costs of resolving claims;

- regulatory authorities may refuse to approve pending applications or supplements to approved applications filed by us, or may suspend or revoke license approvals; or

- we may be required to change or stop ongoing clinical trials of RYTELO (imetelstat), which would negatively impact the development of RYTELO (imetelstat) for other potential indications.

Any of these events could prevent us from achieving or maintaining market acceptance for RYTELO, could substantially increase the costs and expenses of commercializing RYTELO, or could limit its commercial potential, which in turn could delay or prevent us from generating any meaningful revenues from the sale of the RYTELO. If RYTELO is approved outside the U.S., we will be subject to similar requirements, considerations and risks in other regions.

Our regulatory approval for RYTELO in the U.S. for lower-risk MDS is subject to post-marketing requirements and commitments, and we may be subject to penalties or product withdrawal if we fail to comply with these regulatory requirements and commitments or if we experience unanticipated problems with RYTELO.

Our regulatory approval for RYTELO in lower-risk MDS is subject to non-clinical, clinical and manufacturing post-marketing requirements and commitments, including the requirement of continuing to assess long-term safety of RYTELO (imetelstat) in the IMerge trial and a clinical trial to evaluate alternative dosing regimens in lower-risk MDS, with timelines for completion and reporting established by the FDA. In addition, RYTELO and the manufacturing processes and facilities, post-approval clinical data, labeling, advertising and promotional activities related to RYTELO will be subject to continual requirements of, and review by, the FDA and comparable regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, compliance with good pharmacovigilance practices, registration requirements, current Good Manufacturing Practice, or cGMP, requirements relating to quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding promotional interactions with healthcare professionals.

Failure to comply with these post-marketing requirements and commitments or any other regulatory requirements, or later discovery of previously unknown problems with RYTELO, or our manufacturers, or manufacturing processes for RYTELO, may result in actions such as:

- restrictions on RYTELO manufacturing, distribution or use;

- restrictions on labeling or marketing;

- additional post-marketing requirements or commitments; warning letters, withdrawal of RYTELO from the market;

- product recalls;

- suspension or termination of ongoing clinical trials of imetelstat in other indications;

- significant civil, criminal and administrative penalties, including fines, restitutions or disgorgement of profits or revenues;

- refusal to permit the import or export of RYTELO;

- product seizure or detentions; injunctions or the imposition of civil or criminal penalties; and

- adverse publicity.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. In addition, the regulations, policies or guidance of the FDA or any other regulatory authority may change and new or additional statutes or government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or further restrict or regulate post-approval activities. We also cannot predict the likelihood, nature, or extent of adverse government regulation that may arise from pending or future legislation or administrative action, either in the United States or abroad.

If we are unable to fulfill the post-marketing requirements and commitments established by the FDA for RYTELO in lower-risk MDS, or that may be applied to the approval and commercialization of RYTELO by any regulatory authority, or are unable to adapt to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, there may be a negative impact to our business and continued regulatory approval of RYTELO. Under such circumstances, we or our respective service providers may be subject to the actions listed above, including losing marketing approval for RYTELO, which would severely and adversely affect our business and business prospects, and might cause us to cease operations. If RYTELO is approved outside the U.S., we will be subject to similar requirements, considerations and risks in other regions.

We may be unable to obtain regulatory approval to commercialize RYTELO in any other jurisdictions or for any new indications, or may experience significant delays in doing so, any of which could severely and adversely affect our business and business prospects, and might cause us to cease operations.

We may never receive regulatory approval for RYTELO in any other jurisdictions or for any new indications. It can take many years to obtain approval, if approval is obtained at all. Of the large number of drugs in development, only a small percentage complete the development and regulatory approval process and are successfully commercialized. In addition, the lengthy review process and the unpredictability of future or ongoing clinical trials may result in a delay in obtaining, or our failure to obtain, regulatory approval for RYTELO in lower-risk MDS in any jurisdiction other than the U.S., or our inability to obtain regulatory approval for RYTELO for relapsed/refractory MF or for any other indications, which could significantly harm our business and business prospects, and might cause us to cease operations.

Securing marketing approval requires the submission of extensive non-clinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish to the satisfaction of such regulatory authorities the product candidate's safety and efficacy, as well as information about the product manufacturing process and any inspections of manufacturing facilities conducted by regulatory authorities through the filing of an NDA in the U.S. and an MAA in the EU. Although RYTELO is approved in the U.S. in lower-risk MDS and the EMA is reviewing our MAA for RYTELO for lower-risk MDS, there can be no assurance that we will receive regulatory approval from the EC for the commercialization of RYTELO for lower-risk MDS or in any other jurisdiction or for any new indications.

Any marketing approval that we may receive for RYTELO in the EU for lower-risk MDS, or in any other jurisdiction or for any other indication may also be limited or subject to restrictions or post-approval commitments that increase our costs or render RYTELO not commercially viable, which would harm our business and business prospects.

Regulatory authorities may also not approve the labeling claims that are necessary or desirable for the successful commercialization of a drug, such as RYTELO. For example, although we received regulatory approval from the FDA in June 2024 to commercialize RYTELO in lower-risk MDS, any future regulatory clearances that we might obtain for RYTELO may be limited to fewer or narrower indications than we might request, or may be granted subject to the performance of post-marketing studies, which may impose further requirements or restrictions on the distribution or use of RYTELO, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria, and requiring treated patients to enroll in a registry. These limitations and restrictions may limit the size of the market for

RYTELO and affect reimbursement by third-party payors. Future regulatory clearances, if any, may be limited to a smaller patient population, or may require a different drug formulation or a different manufacturing process, than we might in the future decide to seek.

Any delay in obtaining or failure to obtain required approvals of RYTELO in any other jurisdictions or for any other indications, or limitations on any regulatory approval that we might receive in the future, if any, could reduce the potential commercial use of RYTELO, and potential market demand for RYTELO and therefore result in decreased revenue for us from any commercialization of RYTELO in any other jurisdictions or for any other indications, any of which could severely and adversely affect our financial results and ability to raise additional capital, if needed, the price of our common stock, our business and business prospects, and might cause us to cease operations.

We may experience additional risks related to operating outside of the U.S. that could materially adversely affect our business.

We have employees located outside of the U.S., conduct clinical trials outside of the U.S., and are seeking to obtain regulatory approval to market RYTELO in the EU, which may subject us to additional risks related to operating outside of the U.S., such as:

- the EC and other foreign regulatory approvals, if any, may take longer and be more costly to obtain than approvals in the U.S., due to differing regulatory requirements in foreign countries;

- approval policies or regulations in the EU or of regulatory authorities outside of the U.S. may significantly change in a manner rendering our clinical data insufficient for potential approval;

- the EMA and other regulatory authorities outside of the U.S. may disagree with the design, implementation or results of our clinical trials or our interpretation of data from nonclinical studies or clinical trials;

- we may experience unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

- risks of potential noncompliance with legal requirements applicable to privacy, data protection, information security and other matters;

- risks of potential noncompliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- increased taxes outside of the U.S., including withholding and payroll taxes;

- significant foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

- difficulties staffing and managing operations outside of the U.S.;

- complexities associated with managing multiple payor reimbursement regimes and government payors in foreign countries;

- workforce uncertainty in countries where labor unrest is more common than in the U.S.;

- potential liability under the Foreign Corrupt Practices Act of 1977 or comparable regulations outside of the U.S.; and

- business interruptions resulting from geopolitical actions, including war and terrorism.

For example, the new Trump administration has called for substantial changes to foreign trade policy and has raised the possibility of imposing significant increases in tariffs on international trade. We cannot predict what effects these and potential additional tariffs will have on our business, including in the context of escalating global trade and political tensions. However, such tariffs and other trade restrictions could increase our cost of doing business, reduce our gross margins or otherwise negatively impact our financial results.

These and other risks associated with international operations may materially adversely affect our ability to attain or maintain profitable operations.

Uncertainty in the regulatory framework and future legislation could lead to disruption in the execution of international multi-center clinical trials, the monitoring of adverse events through pharmacovigilance programs, the evaluation of the benefit-risk profiles of new medicinal products, and determination of marketing authorization across different jurisdictions. Changes to existing regulations may add considerably to the time from clinical development to marketing authorization and commercialization of products in foreign jurisdictions and increase our costs. We cannot predict the impact of such changes and future regulation on our business or the results of our operations.

Although orphan drug designation has been granted to RYTELO for the treatment of MDS and MF in the U.S. and in the EU, these designations may not be maintained, which would eliminate the benefits associated with orphan drug designation, including market exclusivity, which could limit the period of exclusivity we are able to maintain for the commercialization of RYTELO, and would likely harm our business and business prospects.

The FDA granted orphan drug designation to RYTELO in June 2015 for the treatment of MF and for the treatment of MDS in December 2015, and the EC granted orphan drug designation in December 2015 to RYTELO for the treatment of MF and in July 2020 for the treatment of MDS. Orphan drug exclusivity confers seven and 10 years of exclusivity in the U.S. and EU, respectively, following approval, subject to satisfying regulatory requirements. The FDA has confirmed seven years of orphan drug exclusivity for RYTELO following its approval on June 6, 2024 for its approved indication in lower-risk MDS. As part of its review of our MAA for RYTELO, the EMA reviewed the grant of orphan drug designation for the treatment of certain patients with MDS. Designation as an orphan drug does not guarantee that any regulatory authority will accelerate regulatory review of, or ultimately approve, RYTELO for any indication, or at all, in the U.S., EU or any other country, nor does it limit the ability of any regulatory authority to grant orphan drug designation to product candidates of other companies that treat the same indications as RYTELO prior to RYTELO receiving any exclusive marketing approval.

We may lose orphan drug exclusivity for certain reasons, including if the FDA or the EMA determines that the request for orphan drug designation was materially defective or if we cannot ensure sufficient quantities of RYTELO to meet the needs of patients with lower-risk MDS or MF. Failure to maintain orphan designation status, or failure to agree to and complete any agreed upon pediatric plan, would lead to the inability to obtain or the loss of such regulatory exclusivity.

Even if we maintain orphan drug exclusivity for RYTELO, the exclusivity may not effectively protect RYTELO from all competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug product is approved, the FDA or other regulatory authorities can subsequently approve a different drug with the same active moiety for the same condition, if the FDA or other regulatory authorities conclude that the later drug is safer, more effective, or makes a major contribution to patient care. The occurrence of any of these events could limit the period of exclusivity we are able to maintain for RYTELO, and may harm our business and business prospects. In addition, for any other indication that we are currently or may in the future seek to develop or obtain regulatory approval for RYTELO, orphan drug designation will neither shorten the development time nor regulatory review time for RYTELO, and it does not give RYTELO any advantage in the regulatory review or approval process.

Even though we reported positive top-line results from IMerge Phase 3 in January 2023 and received regulatory approval from the FDA in June 2024 to commercialize RYTELO in the U.S. for lower-risk MDS, the top-line results from IMerge Phase 3 are not necessarily predictive of RYTELO's activity in other indications, such as from IMpactMF.

Even though we reported positive top-line results from IMerge Phase 3 in January 2023 and received regulatory approval from the FDA in June 2024 to commercialize RYTELO in lower-risk MDS, the top-line results from IMerge Phase 3 are not necessarily predictive of RYTELO's activity in other indications and for other pivotal trials that may be needed to support any application to the FDA or similar international regulatory authorities for such other indications, such as from IMpactMF.

In addition, with respect to the trial design for IMpactMF, the FDA urged us to consider adding a third dosing arm to the trial to assess a lower dose and/or a more frequent dosing schedule that might improve the trial's chance of success by identifying a less toxic regimen and/or more effective spleen response, one of the trial's secondary endpoints. Based on data from IMbark, we believe that testing a lower dose regimen would likely result in a lower median OS, which is the trial's primary endpoint, in the imetelstat treatment arm. Existing data also suggest that lowering the dose would not result in a clinically meaningful reduction in toxicity, and for these reasons we determined not to add a third dosing arm to the trial design and the FDA did not object to our proposed imetelstat sodium dose and schedule of 9.4 mg/kg every three weeks. Our belief may ultimately be incorrect. Therefore, our failure to add a third dosing arm could result in a failure to maintain regulatory clearance from the FDA and similar international regulatory authorities for relapsed/refractory MF, could result in the trial's failure, or could otherwise delay, limit or prevent marketing approval of imetelstat for relapsed/refractory MF by the FDA or similar international regulatory authorities.

Regulatory authorities have substantial discretion in the approval process and can delay, limit or deny approval of RYTELO in other jurisdictions or indications, or require us to conduct additional non-clinical or clinical testing or abandon a program for many reasons, including:

- disagreement with the design or implementation of our clinical trials, including our statistical analysis of trial results;

- failure to demonstrate that RYTELO's efficacy results provide sufficient evidence of overall clinical benefit;

- unfavorable benefit-to-risk assessment, in the case of marginal efficacy and/or clinically relevant safety concerns, for any proposed indication;

- serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using RYTELO or drugs similar to RYTELO;

- disagreement with our interpretation of data from non-clinical studies or clinical trials;

- rejection by the FDA of foreign data included in any future supplemental NDA, or sNDA, submissions for any future indications and the non-applicability of this data to the U.S. population and U.S. medical practice;

- identification of critical issues as a result of a pre-approval health authority inspection that could negatively impact the integrity of data in the MAA and any future sNDA and lead to a rejection by the FDA, EMA, or similar international regulatory authorities;

- a determination by international regulatory authorities that regulatory approval for RYTELO should be narrowed or made more restrictive than our current approval in the U.S. for lower-risk MDS or any future indication for which approval is sought, if any;

- disagreement regarding the formulation, labeling and/or the specifications for RYTELO;

- the failure of the quality or stability of RYTELO to meet acceptable regulatory standards;

- the EMA or the competent authorities of the individual EU Member States or similar international regulatory authorities may lack resources or be delayed in conducting pre-approval inspections due to lack of resources or other reasons;

- we or any third-party service providers may be unable to demonstrate compliance with GMP, GCP, or other applicable regulatory and other requirements to the satisfaction of the FDA, the EMA, the competent authorities of the individual EU Member States or similar international regulatory authorities; or

- changes in regulatory policies or approval processes, or potential reduction of unmet medical need with the entry of competitive therapies to the market, could render our clinical efficacy or safety data insufficient for approval.

Any of these events may result in a failure to further develop, obtain regulatory approval for or commercialize RYTELO in any jurisdiction or in any indication other than lower-risk MDS in the U.S., which could severely and adversely affect our business and business prospects.

Furthermore, in recent years, there has been increased public and political scrutiny on the FDA and similar international regulatory authorities with respect to the approval process for new drugs, and as a result regulatory authorities may apply more stringent regulatory standards, especially regarding drug safety, when reviewing regulatory submissions.

RISKS RELATED TO COMPLIANCE WITH HEALTHCARE LAWS

The FDA, DOJ and other regulatory authorities actively enforce regulations related to the promotion and advertisement of pharmaceutical products, and if we were found to have violated the Food, Drug and Cosmetic Act, we could be subject to significant civil, criminal and administrative penalties.

The FDA strictly regulates the promotional claims that may be made about drug products. In particular, a product may not be promoted for uses that are not approved by the FDA as reflected in the product's approved labeling. The FDA, DOJ and other agencies actively enforce regulations related to the promotion and advertisement of pharmaceutical products. If we were found to have violated the Food, Drug, and Cosmetic Act, we could be subject to significant civil, criminal and administrative penalties, which could inhibit our ability to commercialize RYTELO and generate revenue, require us to expend significant time and resources in response, and generate negative publicity. Enforcement actions include, among others:

- adverse regulatory inspection findings;

- fines, warning letters, or untitled letters;

- voluntary or mandatory product recalls or public notification or medical product safety alerts to healthcare professionals;

- restrictions on, or prohibitions against, marketing RYTELO;

- restrictions on, or prohibitions against, importation or exportation of RYTELO;

- suspension of review or refusal to approve pending applications or supplements to approved applications;

- exclusion from participation in government-funded healthcare programs;

- exclusion from eligibility for the award of government contracts for RYTELO;

- suspension or withdrawal of regulatory approval for RYTELO;

- product seizures;

- injunctions; and

- civil and criminal penalties and fines.

The imposition of any of these penalties or other commercial limitations, including equivalent penalties or commercial limitations imposed by foreign regulatory authorities, could severely and adversely affect our financial results, business and business prospects, including the commercialization of RYTELO, and might cause us to cease operations. Similar requirements and related consequences apply outside the U.S.

Enhanced governmental and private scrutiny over, or investigations or litigation involving, pharmaceutical manufacturer donations to patient assistance programs offered by charitable foundations may require us to modify our programs and could negatively impact our business practices, harm our reputation, divert the attention of management and increase our expenses.

To help patients afford our products, we have a patient assistance program and also occasionally make donations to independent charitable foundations that help financially needy patients. These types of programs designed to assist patients in affording pharmaceuticals have become the subject of scrutiny. In recent years, some pharmaceutical manufacturers were named in class action lawsuits challenging the legality of their patient assistance programs and support of independent charitable patient support foundations under a variety of federal and state laws. At least one insurer also has directed its network pharmacies to no longer accept manufacturer co-payment coupons for certain specialty drugs the insurer identified.

Our patient assistance program and support of independent charitable foundations could become the target of similar litigation. In addition, there has been regulatory review and enhanced government scrutiny of donations by pharmaceutical companies to patient assistance programs operated by charitable foundations. For example, the

Office of Inspector General of the U.S. Department of Health & Human Services, or OIG, has established specific guidelines permitting pharmaceutical manufacturers to make donations to charitable organizations who provide co-pay assistance to Medicare patients, provided that such organizations are bona fide charities, are entirely independent of and not controlled by the manufacturer, provide aid to applicants on a first-come basis according to consistent financial criteria, and do not link aid to use of a donor's product. If we or our vendors or donation recipients are deemed to fail to comply with laws or regulations in the operation of these programs, we could be subject to damages, fines, penalties or other criminal, civil or administrative sanctions or enforcement actions. We cannot ensure that our compliance controls, policies and procedures will be sufficient to protect against acts of our employees, business partners or vendors that may violate the laws or regulations of the jurisdictions in which we operate. A government investigation could negatively impact our business practices, harm our reputation, divert the attention of management and increase our expenses.

If our business activities become subject to challenge under supranational, national, federal, state or international healthcare laws, including fraud and abuse, transparency, and health information privacy and security laws, we could face substantial penalties and our business, results of operations, financial condition and prospects could be adversely affected.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors and customers, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including federal and state fraud and abuse laws, including anti-kickback and false claims laws; data privacy and security laws, including the Health Insurance Portability and Accountability Act, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH; and transparency laws related to payments and/or other transfers of value made to physicians, other healthcare professionals and teaching hospitals. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we market, sell and distribute RYTELO. For details regarding the restrictions under applicable federal and state healthcare laws and regulations that may affect our ability to operate, see Item 1 "Business-Government Regulation- Fraud and Abuse, and Transparency Laws and Regulations" of this Report.

Federal and state enforcement bodies have increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. If our operations are found to be in violation of any of these or any other healthcare and privacy-related regulatory laws that may apply to us, our ability to operate our business and our results of operations could be adversely affected by:

- the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement and imprisonment;

- possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs or comparable foreign programs;

- reputational harm;

- diminished profits and future earnings;

- additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws; and

- curtailment of our operations.

Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired.

The adoption of health policy changes and healthcare reform both in the U.S. and outside the U.S. may adversely affect our business and financial results.

In the U.S. and some jurisdictions outside the U.S., there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could impact our business. Generally, there has been increasing legislative and enforcement interest in the U.S. with respect to drug pricing, including specialty drug pricing practices, in light of the rising cost of prescription drugs and biologics. Specifically, there have been U.S. Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the price of drugs under Medicare, and reform government program reimbursement methodologies for drugs and biologics. For details regarding these legislative and regulatory changes and proposed changes regarding the healthcare system that may affect our ability to operate, see Item 1 "Business - Healthcare Reform" in this Report.

If future legislation were to impose direct governmental price controls and access restrictions, it could have a significant adverse impact on our business and financial results. Managed care organizations, as well as Medicaid and other government authorities, continue to seek price discounts. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biologic product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, to encourage importation from other countries and bulk purchasing. Due to the volatility in the current economic and market dynamics, we are unable to predict the impact of any unforeseen or unknown legislative, regulatory, payor or policy actions, which may include cost containment and healthcare reform measures. Such policy actions could have a material adverse impact on future sales of RYTELO in the U.S., and outside the U.S. if approved in other jurisdictions.

RISKS RELATED TO THE FURTHER DEVELOPMENT OF RYTELO (IMETELSTAT)

We cannot be certain that we will be able to continue to develop RYTELO or advance it in clinical trials, or that we will be able to receive regulatory approval for RYTELO in any other indications in the U.S., the EU or any other region, on a timely basis or at all.

We are wholly dependent on the success of RYTELO (imetelstat), which is our only approved product, and our ability to generate revenue from product sales and achieve profitability is wholly dependent on our ability to successfully commercialize RYTELO for lower-risk MDS or to expand its indications of use. In this regard, in addition to lower-risk MDS, which is the only indication for which RYTELO has received marketing approval in the U.S., we are developing imetelstat for the treatment of several myeloid hematologic malignancies. Our ability to further develop imetelstat and to expand its indications of use to other myeloid hematologic malignancies is subject to significant risks and uncertainties, including, among other things, our ability to:

- receive regulatory approval to commercialize RYTELO in lower-risk MDS from the EC without the requirement for the conduct and completion of additional pre-approval clinical trials or further analyses, testing or development commitments, if at all, any of which could result in increased costs to us, and delay, limit or preclude our ability to generate revenue in the EU;

- generate sufficient safety and efficacy data from the IMpactMF clinical trial to support any application for regulatory approval in relapsed/refractory MF, without clinically meaningful safety issues, side effects or dose-limiting toxicities related to imetelstat that may negatively impact its benefit-risk profile;

- ascertain that the use of imetelstat does not result in significant systemic or organ toxicities, including hepatotoxicity, or other safety issues resulting in an unacceptable benefit-risk profile;

- obtain additional capital if and when needed in order to enable us to further advance imetelstat clinical trials in other myeloid hematologic malignancies;

- obtain and maintain required regulatory clearances and approvals to enable continued clinical development of imetelstat;

- enter into and maintain commercially reasonable arrangements with third parties to provide services needed to further research, develop and commercialize RYTELO, including maintaining the agreements with our contract research organizations, or CROs, and third-party manufacturers;

- recruit and retain sufficient qualified and experienced personnel to support the development and commercialization of RYTELO in potential other approved indications and jurisdictions outside the U.S.;

- enter into and maintain arrangements with third parties to provide services needed to support the commercialization of RYTELO for territories outside of the U.S. in compliance with applicable laws;

- achieve acceptance of RYTELO treatment by patients and the relevant medical communities;

- compete effectively with other approved treatments in lower-risk MDS, and relapsed/refractory MF if imetelstat is approved in relapsed/refractory MF, and potentially other myeloid hematologic malignancies;

- obtain appropriate coverage and reimbursement levels for the cost of RYTELO from governmental authorities, private health insurers and other third-party payors; and

- obtain, maintain and enforce adequate intellectual property and regulatory exclusivity for RYTELO in the U.S. and globally.

If we are not able to successfully achieve these goals and overcome other challenges that we may encounter in the research, development, manufacturing and commercialization of RYTELO in indications other than lower-risk MDS, we may be forced to abandon our development and/or commercialization of RYTELO in indications other than lower-risk MDS, which could severely harm our business and business prospects.

Our clinical trials of imetelstat could be interrupted, delayed, terminated or abandoned for a variety of reasons which could severely and adversely affect our financial results, business and business prospects.

The conduct and completion of our clinical trials could be interrupted, delayed or abandoned for a variety of reasons, including as a result of clinical trial failures, suspensions, terminations or delays related to:

- patient recruitment, enrollment and retention challenges and operational delays, including in connection with opening new clinical trial sites, while also competing with clinical trials for other investigational drugs in the same patient population;

- use of trial endpoints such as overall survival, that inherently require prolonged periods of clinical observation or analysis of the resulting data to determine trial outcomes, including the need for a certain number of events, or deaths, to occur in IMpactMF prior to the interim or final analysis in that trial of overall survival;

- obtaining and/or maintaining regulatory clearances in the U.S. or other jurisdictions to commence, conduct or modify current or potential future clinical trials of imetelstat, in a timely manner, or at all;

- investigational new drug applications, or INDs, and equivalent submissions in other countries for imetelstat being placed on full or partial clinical hold, suspended or subject to other requirements by the FDA or other similar international regulatory authorities;

- contracting with a sufficient number of clinical trial sites to conduct current and potential future clinical trials, and ensuring that such contracts contain all necessary terms and conditions required by applicable laws, including providing for valid mechanisms to engage in cross-border data transfers, as well as identifying, recruiting and training suitable clinical investigators;

- obtaining or accessing necessary clinical data in accordance with appropriate clinical or quality practices and regulatory requirements, in a timely and accurate manner to ensure complete data sets;

- responding to safety findings, recommendations or conclusions by the data safety review committees, independent data monitoring committees and/or expert committees of current and potential future clinical trials of imetelstat based on emerging data occurring during such clinical trials;

- manufacturing sufficient quantities that meet our specifications, cost and quality requirements, and timelines for imetelstat, or for other clinical trial materials, in a manner that meets the quality standards of the FDA and other similar international regulatory authorities, and responding to any disruptions to drug supply, clinical trial materials or quality issues that may arise;

- the effects of macroeconomic or other global conditions, such as inflation, rising interest rates, prospects of a recession, government shutdowns, changes in tariffs or other trade restrictions, bank failures and other disruptions to financial systems, civil or political unrest, military conflicts, pandemics or other health crises and supply chain and resource issues;

- complying with current and future regulatory requirements, policies or guidelines, including domestic and international laws and regulations pertaining to fraud and abuse, transparency, and the privacy and security of health information;

- reaching agreement on acceptable terms and on a timely basis, if at all, with collaborators, physician investigators, vendors and other third parties located in the U.S. or other countries, including our CROs, laboratory service providers and clinical trial sites, on all aspects of clinical development and collaborating with them successfully; and

- third-party clinical contractors, including investigators or our CROs not performing our clinical trials according to our anticipated schedule or consistent with the clinical trial protocol, good clinical practices, or GCP, or other regulatory requirements, or not performing data collection or analyses in a timely or accurate manner.

Failures or delays with respect to any of these events could adversely affect our ability to conduct or complete the clinical trials being conducted by us or our investigators, or to commence, conduct and complete potential future clinical trials of imetelstat, which could increase development costs, or interrupt, further delay or halt our development, of imetelstat, any of which could severely and adversely affect our financial results, business and business prospects.

RYTELO may cause, or have attributed to it, undesirable or unintended side effects or other adverse events that could halt or limit its further commercialization, delay or prevent its regulatory approval in any other jurisdiction or indication, or cause us to delay or terminate our clinical trials.

RYTELO (imetelstat) has been administered only to a limited number of patients in clinical trials. While the FDA granted approval of RYTELO based on the data included in our NDA, including data from the Phase 3 IMerge trial, we do not know whether the results when a larger number of patients receive RYTELO from commercial use, including results related to safety, will be consistent with the results from earlier clinical trials that served as the basis for its approval.

In addition, because remaining patients in ongoing clinical trials continue to receive imetelstat, additional or more severe toxicities or safety issues may be observed, and the benefit-risk profile of imetelstat will continue to be assessed, including the risk of hepatotoxicity, severe cytopenias, fatal bleeding with or without any associated thrombocytopenia, patient injury or death. New data relating to imetelstat, including from adverse event reports and our post-marketing requirements in the United States, and from ongoing clinical trials of imetelstat, may result in changes to the product label and may adversely affect sales, or result in withdrawal of imetelstat from the market. The FDA and regulatory authorities in other jurisdictions may also consider the new data in reviewing our marketing applications for additional indications and/or in other jurisdictions, or impose post-approval requirements. If any of these actions were to occur, it could result in significant expense and delay or limit our ability to generate sales revenues.

Further, as a result of commercialization of RYTELO, or in current or potential future clinical trials, RYTELO may cause, or have attributed to it, undesirable or unintended side effects or other adverse events affecting its safety or efficacy that could interrupt, further delay or halt its commercialization or current or potential future clinical trials. In this regard, adverse events and dose-limiting toxicities observed in previous and ongoing clinical trials include:

- hematologic toxicities, such as profound and/or prolonged thrombocytopenia or neutropenia;

- bleeding events, with or without thrombocytopenia, including Grade 3/4 bleeding events;

- febrile neutropenia;

- hepatotoxicity and liver function test abnormalities, as well as hepatic failure;

- gastrointestinal events;

- infection events, with or without neutropenia, including Grade 3/4 infection events;

- muscular and joint pain;

- fatigue;

- headache; and

- infusion-related reactions.

If patients who receive RYTELO as a result of commercialization or in any clinical trials experience similar or more severe adverse events, or new or unusual adverse events, or if the FDA or other similar international regulatory authorities determine that efficacy and safety data from our commercialization efforts or in clinical trials do not support an adequate benefit-risk profile to justify continued treatment of patients, then the FDA or other similar international regulatory authorities may halt or restrict the commercialization of RYTELO or place one or more of our INDs on clinical hold, as occurred in March 2014. If this were to occur, there could be a significant delay in, or possible termination of, one or more of our clinical trials, and our commercialization efforts could be halted, which might cause us to cease operations. If such toxicities or other safety issues identified as a result of our commercialization of RYTELO or in any clinical trial are determined by us, the FDA or similar international regulatory authorities to result in an unacceptable benefit-risk profile, then:

- the FDA could withdraw or restrict regulatory approval for RYTELO in the U.S. for lower-risk MDS;

- additional information supporting the benefit-risk profile of RYTELO may be requested by the FDA or similar international regulatory authorities and if any such information is not available or, if available, not deemed acceptable, regulatory approval could be withdrawn by the FDA in the U.S., and/or current clinical trials could be suspended, terminated, or placed on clinical hold by the FDA or similar international regulatory authorities;

- the ability to retain enrolled patients in our current clinical trials may be negatively affected, resulting in incomplete data sets and the inability to adequately assess the benefit-risk profile of RYTELO in a specific patient population;

- additional, unexpected clinical trials or non-clinical studies may be required to be conducted; or

- RYTELO may not receive or maintain regulatory clearances and approvals required to enable its continued development.

The occurrence of any of these events could interrupt, further delay, or halt, our commercialization or RYTELO or its further development, and as a result, could preclude the commercialization of RYTELO in any additional indications, as well as increase costs for continued development in additional indications, which would have a severe adverse effect on our results of operations, financial condition and ability to raise additional capital, business and business prospects, any of which might cause us to cease operations.

Results and data we disclosed from prior non-clinical studies and clinical trials may not predict success in later clinical trials, and we cannot assure you that any ongoing or future clinical trials of imetelstat, including IMpactMF, will lead to similar results and data that could potentially enable us to obtain any further regulatory approvals.

The design of a clinical trial can determine whether its results will support regulatory approval of a product, and flaws in the trial design may not become apparent until the clinical trial is well advanced or during the approval process after the trial is completed. A clinical trial design that is considered appropriate for regulatory approval includes a sufficiently large sample size with appropriate statistical power, as well as proper control of bias, to allow a meaningful interpretation of the results. The preliminary results of imetelstat clinical trials with smaller sample sizes can be disproportionately influenced by the impact the treatment had on a few individuals, which limits the ability to generalize the results across a broader community, making the trial results of clinical trials with smaller sample sizes less reliable than trials with a larger number of patients. As a result, there may be less certainty that imetelstat will achieve a statistically significant effect in any future clinical trials.

Further, success in non-clinical testing and early clinical trials, including Phase 2 clinical trials, such as IMbark, does not ensure that later clinical trials will be successful, nor does it predict final clinical trial results. In addition, even though we reported positive top-line results from IMerge Phase 3 in January 2023, this does not ensure that any other clinical trials of imetelstat will be successful. Later stage clinical trials of imetelstat may fail to show an acceptable benefit-risk profile despite having progressed through non-clinical studies and initial clinical trials. Many companies in the biopharmaceutical industry have frequently suffered significant setbacks in later clinical trials, even after achieving promising results in earlier non-clinical studies or clinical trials.

In general, Phase 3 clinical trials with larger numbers of patients or longer durations of therapy may fail to replicate efficacy and safety results observed in earlier clinical trials, such as IMbark, and if this were to occur with

IMpactMF, this would adversely affect future development prospects of imetelstat, and as a result, impact the potential commercialization of imetelstat in relapsed/refractory MF, which would have a severe adverse effect on our results of operations, financial condition and ability to raise additional capital, if needed, business and business prospects, any of which might cause us to cease operations.

Furthermore, non-clinical and clinical data are often susceptible to varying interpretations and analyses. In some instances, there can be significant variability between different clinical trials of imetelstat due to numerous factors, including changes in trial procedures set forth in trial protocols, differences in the size and type of patient populations, and changes in and adherence to the dosing regimens. For example, although the statistical analyses comparing IMbark data to closely matched real world data, or RWD, published in the September 2021 issue of the Annals of Hematology, suggest potentially favorable overall survival in relapsed/refractory MF patients treated with imetelstat, compared to BAT using closely matched patients' RWD, such comparative analyses between RWD and our clinical trial data have several limitations. For instance, the analyses create a balance between treatment groups with respect to commonly available covariates, but do not take into account the unmeasured and unknown covariates that may affect the outcomes of the analyses. Potential biases are introduced by factors which include, for example, the selection of the patients included in the analyses, misclassification in the matching process, the small sample size, and estimates that may not represent the outcomes for the true treated patient population. Failure to achieve results supporting a positive benefit-risk profile in current or potential future imetelstat clinical trials would interrupt, further delay, or halt, any development of imetelstat, which would have a severe adverse effect on our results of operations, financial condition and ability to raise additional capital, if needed, business and business prospects.

Further, preliminary data are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Additional or updated safety and efficacy data from current or potential future clinical trials of imetelstat may result in a benefit-risk profile that does not justify the continued development and/or potential regulatory approval of imetelstat in a particular patient population, or at all. Any data reported from IMpactMF may materially differ from and be less positive than data previously reported from IMbark. Thus, reported data should be considered carefully and with caution, and not relied upon as indicative of future clinical results. Such additional data could result in a lower benefit-risk profile than initially expected, which could halt the commercialization of RYTELO, hinder the potential success of IMpactMF, IMproveMF or IMpress, or cause us to abandon further development of imetelstat entirely.

Top-line results and data may differ from future results of the same study, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Moreover, as remaining patients in IMerge Phase 3 continue to be treated and followed under the extension phase of the trial and longer-term outcomes are assessed, these additional and more mature data may alter the benefit-risk profile of imetelstat in an adverse manner, including with respect to overall survival. Material adverse differences in future results, compared to preliminary, interim or top-line data, could severely and adversely affect our financial results, business and business prospects, including the commercialization of RYTELO, and might cause us to cease operations.

We rely on third parties to conduct our current and potential future clinical trials of imetelstat. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may be unable to continue the development of imetelstat.

We do not have the ability to independently conduct clinical trials. Therefore, we rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, service providers, vendors, suppliers and consultants, to conduct clinical trials of imetelstat. The third parties we contract with for execution of our current and potential future clinical or investigator-sponsored trials of imetelstat play a critical role in the conduct of these trials and the subsequent collection and analysis of data. However, these third parties are not our employees, and except for contractual duties and obligations, we have limited ability to control their performance, or the amount or timing of resources that they devote to imetelstat. For example, we have retained CROs to support our clinical development activities, and any failure by our CROs to perform their contractual obligations, or disputes with our CROs about the quality of their performance or other matters, could further delay or halt our clinical development activities. These third parties may also have relationships with other commercial entities, some of which may compete with us. Under certain circumstances, these third parties may terminate their agreements with us without cause and upon immediate written notice.

Although we rely on third parties to conduct our clinical trials, we remain responsible for ensuring that each clinical trial is conducted in accordance with its investigational plan and protocol, and applicable laws. Moreover, the FDA and similar international regulatory authorities require us to comply with GCP regulations and standards for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate, and that the rights, integrity and confidentiality of patients participating in clinical trials are protected, including being adequately informed of the potential risks. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA, or similar international regulatory authorities, may require us to perform additional clinical trials. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials comply with GCP or other applicable regulations. In addition, our clinical trials must be conducted with imetelstat produced under applicable GMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials. Our ability to comply with these regulations and standards may be contingent upon activities conducted by third parties, and if they fail to perform in accordance with contractual obligations and legal requirements, our development of imetelstat may be interrupted, further delayed or halted. Any failures by us or third parties noted above would have a severe adverse effect on our results of operations, financial condition and ability to raise additional capital, if needed, business and business prospects, including the commercialization of RYTELO, any of which might cause us to cease operations.

Furthermore, the execution of clinical trials and the subsequent compilation and analysis of the data produced, including the interim and final analyses for IMpactMF, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. If the quality or accuracy of the clinical data obtained, compiled or analyzed by third parties is compromised due to their failure to adhere to our clinical trial protocols, GCP or GMP requirements, or for any other reason, we may need to enter into new arrangements with alternative third parties, which would cause delay, and could be difficult, costly or impossible.

Switching or adding clinical research organizations, or CROs, investigators, vendors and other third parties involves additional costs and delays because of the time it takes to finalize a contract with a new CRO and for their commencement of work. Although we carefully manage our relationships with our CROs, investigators, vendors and other third parties, we and any of these third parties may nonetheless encounter challenges or delays in the future, which could have a material and adverse impact on our business and business prospects.

In addition, certain principal investigators for our clinical trials serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authorities may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected conduct of the trial. The FDA or comparable foreign regulatory authorities may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of any future applications for regulatory approval of imetelstat, including in any additional indications by the FDA.

We do not control the conduct of current or any potential future investigator-led clinical trials, and data from such trials could show marginal efficacy and/or clinically relevant safety concerns related to imetelstat resulting in an unfavorable benefit-risk assessment that could materially and adversely impact our ongoing clinical trials, or our development program as a whole.

We do not control the design or administration of investigator-led clinical trials, nor the submission, approval or maintenance of any IND or international equivalent filings required to conduct these clinical trials. In addition, we do not have control over the timing and reporting of the data from any such investigator-led clinical trials. A delay in the timely completion of or reporting of data from any current or potential future investigator-led clinical trial could have a material adverse effect on our ability to maintain regulatory approval for RYTELO in lower-risk MDS, or to further develop or advance it in clinical trials.

Investigator-led clinical trials may be conducted under less rigorous clinical standards than those used in company-sponsored clinical trials. Accordingly, regulatory authorities may closely scrutinize the data collected from these investigator-led clinical trials. In addition, any investigator-led clinical trials could show marginal efficacy and/or clinically relevant safety concerns that could delay, limit or preclude the further clinical development or marketing approval of RYTELO in any indication. To the extent that the results of any investigator-led clinical trials raise safety or other concerns, regulatory authorities may withdraw or restrict approval for RYTELO, question the results of such investigator-led clinical trials, or question the results of any of our clinical trials. Safety concerns arising from future investigator-led clinical trials could result in withdrawal of approval of RYTELO, partial or full clinical holds being placed on our INDs by the FDA or other similar international regulatory authorities, as occurred in March 2014, which would further delay or prevent us from commercializing RYTELO or advancing it into further clinical development. Any of the foregoing would delay or preclude any future marketing approvals for RYTELO and could cause us to discontinue our development of it, which would severely harm our business and prospects and could potentially cause us to cease operations.

RISKS RELATED TO MANUFACTURING RYTELO (IMETELSTAT)

Failure by us to maintain a manufacturing supply chain to appropriately and adequately supply RYTELO for commercial and future clinical uses would adversely affect our ability to commercialize RYTELO and result in a further delay in or cessation of clinical trials, and our business and business prospects could be severely harmed, and we could cease operations.

The manufacture of RYTELO (imetelstat) must comply with applicable regulatory standards for commercial uses and current and potential future clinical trials. The process of manufacturing RYTELO is complex and subject to several risks, including:

- the ability to consistently manufacture and attain sufficient production yields with acceptable quality control and quality assurance to meet market demand for our commercialization of RYTELO, as well as the needs for continuing clinical trials;

- our ability to maintain existing commercial supply agreements and to establish additional or alternative supply agreements if necessary, including our ability to successfully transfer manufacturing technology and attain regulatory approval at any such additional or alternative suppliers;

- reliance on third-party manufacturers and suppliers, whose efforts we do not control;

- supply chain issues, including the timely availability of product and management of shelf-life, including raw materials, drug substance, and drug product and other supplies, any of which may be impacted by a number of factors, including the effects of macroeconomic or other global conditions;

- shortage of qualified personnel at any of our third party suppliers; and

- regulatory acceptance and compliance with regulatory requirements, which are less well-defined for oligonucleotide products than for small molecule drugs and vary in each country.

As a result of these and other risks, we may be unable to maintain a manufacturing infrastructure and supply chain capable of providing RYTELO for clinical and commercial use, which would delay or adversely affect our RYTELO commercialization efforts; result in lost sales; delay or result in a cessation of our current or potential future clinical trials; delay or preclude potential future regulatory approvals of RYTELO in other jurisdictions or indications; and could cause financial and reputational harm.

If third parties that manufacture RYTELO fail to perform as needed, the commercial and clinical supply of RYTELO could be interrupted or limited, and we may be unable to successfully commercialize RYTELO or conduct or complete current or potential future clinical trials.

Our RYTELO manufacturing supply chain relies, and will continue to rely, solely upon third-party manufacturers to perform certain manufacturing, quality control, and other technical and scientific work with respect to RYTELO, as well as to supply starting materials and manufacture drug substance and drug product for our commercialization of RYTELO, as well as current and potential future clinical trials. While we have established arrangements with third parties for the manufacture of RYTELO, our manufacturing supply chain is highly specialized, and as such we are reliant upon a small group of third-party manufacturers to supply starting materials, drug substance and drug product. Failure by such third-party manufacturers to perform in a timely manner and in compliance with all regulatory requirements, or at all, could further delay, perhaps substantially, or preclude our ability to commercialize RYTELO and/or pursue further development of RYTELO on our own, increase our costs, result in lost sales, and otherwise negatively affect our financial results, business and business prospects. In this regard, recent FDA inspections of one of our third-party drug product manufacturers identified certain deficiencies in the manufacturer's processes and facilities which, while not directly related to the FDA approval or ongoing production of RYTELO, could impact the manufacturer's ability to produce and deliver products, including RYTELO, if not remediated by the manufacturer, and could lead to delays or shortages in drug supply, or the inability to manufacture or ship drug supply necessary for non-clinical and clinical activities and commercialization. We expect to rely on third-party manufacturers to produce and deliver sufficient quantities of RYTELO and other materials to support commercialization and clinical trials on a timely basis and to comply with applicable regulatory requirements. We do not have direct control over these third-party personnel or operations. Reliance on these third-party manufacturers is subject to numerous risks, including:

- the inability to execute timely contracts or production orders with any additional third-party manufacturers and suppliers that we may identify on acceptable terms, or at all;

- delays and disruptions experienced by third-party manufacturers that adversely impact the ability of such parties to fulfill their contractual obligations to us, including to provide the quantities of RYTELO required to meet commercial and clinical needs;

- capacity limitations and scheduling constraints experienced by third-party manufacturers due to scheduling, maintenance and other commitments, and queued manufacturing activities in contracted facilities;

- requirements by regulatory authorities to validate and qualify significant activities for any current or additional manufacturer, which could involve technology transfer, new testing, compliance inspections, and would likely require FDA or comparable foreign regulatory authority approval;

- the inability of third-party manufacturers to timely formulate and manufacture RYTELO or to produce or ship RYTELO in the quantities or of the quality required to meet commercial and clinical needs;

- the possible mislabeling by third-party manufacturers of finished drug product for both commercial and clinical use, potentially resulting in product recall and harm to our business;

- decisions by third-party manufacturers to exit the contract manufacturing business during the time required to supply clinical trials or to successfully produce, store and distribute RYTELO to meet commercial needs;

- compliance by third-party manufacturers with GMP standards mandated by the FDA and state agencies and other government regulations, including foreign governing regulations, corresponding to similar international regulatory authorities, including any deficiencies identified during regulatory inspections, such as those identified in a recent FDA inspection of one of our third-party manufacturers;

- breach or termination of manufacturing or supply contracts;

- inadequate storage or maintenance at contracted facilities resulting in theft or spoilage; and

- natural disasters that affect contracted facilities, including manufacturing, warehousing, and distribution facilities.

Each of these risks could lead to delays or shortages in drug supply, or the inability to manufacture or ship drug supply necessary for commercialization, and non-clinical and clinical activities, which could severely and adversely affect our financial results, business and business prospects.

In addition, third-party manufacturers and/or any other manufacturers may need to make substantial investments to enable sufficient capacity increases and cost reductions, and to implement those regulatory and compliance standards necessary for successful commercialization of RYTELO. These third-party manufacturers may not be willing or able to achieve such capacity increases, cost reductions, or regulatory and compliance standards, and even if they do, such achievements may not be at commercially reasonable costs. Changing manufacturers may be prolonged and difficult due to inherent technical complexities, regulatory risks, and because the number of potential manufacturers for oligonucleotide products is limited. It may be difficult or impossible for us to find a replacement manufacturer on acceptable terms, or at all.

RISKS RELATED TO OUR OPERATING RESULTS AND FINANCIAL POSITION

We have a history of net losses and may not achieve consistent future profitability for some time, if ever.

We are incurring and have incurred net losses every year since our operations began in 1990, except for one. As of December 31, 2024, our accumulated deficit was approximately $1.8 billion. Losses have resulted principally from costs incurred in connection with our research and development activities and from general and administrative costs associated with our operations. Although we have recently begun to commercialize RYTELO, our revenue and profit potential is unproven and our very limited operating history as a commercial company makes our future operating results difficult to predict. If we do not generate sufficient revenue from commercial sales of RYTELO, or if we experience unforeseen events or choose to make other investments in our business, we may continue to experience negative cash flow as we fund our operations and imetelstat clinical development activities and research programs, and continue with the commercialization of RYTELO, including as a result of our obligation to pay royalty payments under the Royalty Pharma Agreement and service our debt obligations. We will need to generate significant revenues to achieve consistent future profitability, and we may never achieve consistent future profitability. Even if we do become profitable in the future, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to achieve consistent future profitability could negatively impact the market price of our common stock and our ability to sustain operations.

Our operating results are unpredictable and may fluctuate. If our operating results are below the expectations of securities analysts or investors, the trading price of our common stock could decline.

Our operating results are difficult to predict and will likely fluctuate from quarter to quarter and year to year. Due to the limited historical sales data of RYTELO in lower-risk MDS since its approval by the FDA in June 2024, RYTELO sales will be difficult to predict from period to period and as a result, you should not rely on RYTELO sales results in any period as being indicative of future performance. Sales of RYTELO may be below our own guidance or the expectations of securities analysts or investors in the future. To the extent that we do not meet our guidance, our financial projections or estimates, or the expectations of analysts or investors, our stock price may be adversely impacted, perhaps significantly. We believe that our quarterly and annual results of operations may be affected by a variety of factors, including:

- the level of demand for RYTELO;

- the extent to which coverage and reimbursement for RYTELO is available from government and health administration authorities, private health insurers, managed care programs and other third-party payors;

- changes in the amount of deductions from gross sales, including government-mandated rebates, chargebacks and discounts that can vary because of changes to the government discount percentage, including increases in the government discount percentage resulting from price increases we may take in the future, or due to different levels of utilization by entities entitled to government rebates and discounts and changes in patient demographics;

- increases in the scope of eligibility for customers to purchase RYTELO at the discounted government price or to obtain government-mandated rebates on purchases of RYTELO;

- changes in our cost of sales;

- the timing and level of royalty payments under the Royalty Pharma Agreement;

- the timing, cost and level of investment in our sales and marketing efforts to support RYTELO sales;

- the timing, cost and level of investment in our research and development activities involving imetelstat and potential future product candidates; and

- expenditures we may incur to develop and/or commercialize any additional products, product candidates, or technologies that we may develop, in-license, or acquire.

Further, changes in our operations, such as increased development, manufacturing and clinical trial expenses, or our undertaking of additional programs, business activities, or entry into strategic transactions, including potential future acquisitions of products, technologies or businesses may also cause significant fluctuations in our expenses. In addition, we measure compensation cost for stock-based awards made to employees at the grant date of the award, based on the fair value of the award, and recognize the cost as an expense over the employee's requisite service period. As the variables that we use as a basis for valuing these awards change over time, including our underlying stock price, the magnitude of the expense that we must recognize may vary significantly.

For these and other reasons, it is difficult for us to accurately forecast future sales of RYTELO, operating expenses or future profits or losses. As a result, our operating results in future periods could be below our guidance or the expectations of securities analysts or investors, which could cause the trading price of our common stock to decline, perhaps significantly.

Our financial projections and estimates are subject to significant risks, assumptions, and uncertainties, and our actual results may differ materially.

Our financial projections and estimates are subject to significant risks, assumptions, and uncertainties, and our actual results may differ materially. These projections and estimates include estimates of the total addressable market for RYTELO, assumptions regarding patient market share and duration of therapy, as well as assumptions regarding our ability to meet demand. These projections and estimates are subject to various factors beyond our control, including, for example, the level of demand for RYTELO, the extent to which coverage and reimbursement for RYTELO is available from government and health administration authorities, private health insurers, managed care programs and other third-party payors, increased costs in the supply chain, increased labor costs, changes in the regulatory environment, the impact of global health crises and changes in our senior management team. Our financial projections and estimates constitute forward-looking statements, are for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such financial projections and estimates are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties. Actual results may differ materially from the results contemplated by the financial projections. Our independent auditors have not studied, reviewed, compiled or performed any procedures with respect to the projections, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto. While all financial projections, estimates and targets are necessarily speculative, we believe that the preparation of financial projections involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of our future performance or that actual results will not differ materially from those presented in the financial projections or estimates.

Our failure to obtain additional capital, if and when needed, would force us to further delay, reduce or eliminate the further development of RYTELO, or to halt the commercialization of RYTELO, any of which would severely and adversely affect our financial results, business and business prospects, and might cause us to cease operations.

Successful drug development and commercialization requires significant amounts of capital. As of December 31, 2024, we had approximately $502.9 million in cash, cash equivalents, restricted cash and marketable securities. While we believe that, based on our current operating plans and assumptions, our existing cash, cash equivalents, and marketable securities, together with anticipated net revenues from sales of RYTELO, will be sufficient to fund our projected operating requirements for the foreseeable future, if we do not generate net revenues from commercial sales of RYTELO at the levels we anticipate, if we experience unforeseen events or choose to make other investments in our business, or our assumptions regarding our projected operating expenses are otherwise incorrect, we may require additional funding, which could include a combination of public or private equity offerings, debt financings (including additional tranches under the Pharmakon Loan Agreement, if available), collaborations, strategic alliances, licensing arrangements or marketing and distribution arrangements, which may not be possible. For example, changes in our operations, such as increased development, manufacturing and clinical trial expenses, or our undertaking of additional programs, business activities, or entry into strategic transactions, including potential future acquisitions of products, technologies or businesses, may cause our operating expenses to increase, perhaps significantly, which could require us to raise additional funding. If adequate funds are not available to us when we need them, our RYTELO commercialization efforts may be adversely affected and we may be unable to pursue further development of imetelstat, which would severely harm our business and we might cease operations.

Despite FDA approval of RYTELO in June 2024, the outcome of any clinical activities and/or regulatory approval process is highly uncertain, and we cannot reasonably estimate whether our future development activities may succeed, whether we will obtain regulatory approval for RYTELO in the EU in lower-risk MDS, or in any other jurisdictions or indications we are pursuing or may in the future pursue, or whether we will be able to effectively commercialize RYTELO in the U.S. for lower-risk MDS or other potential jurisdictions or indications, if at all. We may never recoup our investment in any RYTELO development which would adversely affect our financial condition and our business and business prospects, and might cause us to cease operations. In addition, our plans and timing expectations could be further delayed or interrupted by the effects of macroeconomic or other global conditions, including those resulting from inflation, rising interest rates, prospects of a recession, government shutdowns, further changes in tariffs and other trade restrictions, bank failures and other disruptions to financial systems, civil or political unrest, military conflicts, pandemics or other health crises and supply chain and resource issues. Further, our future capital requirements are difficult to forecast and will depend on many factors, including:

- the accuracy of the assumptions underlying our estimates for our capital needs;

- the level of sales and market acceptance of RYTELO;

- the scope, progress, timing, magnitude and costs of non-clinical and clinical development, manufacturing and commercialization of RYTELO, including potential commercialization in the EU for lower-risk MDS, if approved, or in any other jurisdictions or other indication we may pursue, subject to clearances and approvals by the FDA and similar international regulatory authorities;

- delays or disruptions in opening sites, screening and enrolling patients or treating and following patients, in our current or any potential future clinical trials of RYTELO;

- the costs, timing and outcomes of regulatory reviews or other regulatory actions related to RYTELO, including with respect to our MAA submission for RYTELO in the EU for lower-risk MDS;

- the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

- the costs of manufacturing, developing, commercializing and marketing RYTELO, including with respect to third-party vendors and service providers and our ability to achieve any meaningful reduction in manufacturing costs;

- the sales price for RYTELO;

- the availability of coverage and adequate third-party reimbursement for RYTELO;

- the extent to which we acquire or in-license other drugs and technologies, or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions, or to which we out-license RYTELO;

- the extent to which we are able to enter into and conduct successful arrangements with third parties, including for the commercialization and marketing of RYTELO in any regions outside of the U.S.;

- the extent and scope of our selling, general and administrative expenses, including expenses associated with potential future litigation;

- our level of indebtedness and associated debt service obligations;

- the costs of maintaining and operating facilities in California and New Jersey, as well as higher expenses for travel;

- macroeconomic or other global conditions that may reduce our ability to access equity or debt capital or other financing on preferable terms, which may adversely affect future capital requirements and forecasts; and

- the costs of enabling our personnel to work remotely, including providing supplies, equipment and technology necessary for them to perform their responsibilities.

In the event we need to raise additional capital to fund our business, including pursuant to the 2023 Sales Agreement with B. Riley Securities, Inc., the Tranche B Loan and the Tranche C Loan under the Pharmakon Loan Agreement, which are subject to certain funding conditions; capital lease transactions or other financing sources, such additional capital may not be available on acceptable terms, or at all. We may be unable to raise equity capital, or may be forced to do so at a stock price or on other terms that could result in substantial dilution of ownership for our stockholders. The receptivity of the public and private debt and equity markets to proposed financings has been substantially affected by uncertainty in the general economic, market and political climate due to the effects of macroeconomic or other global conditions, such as inflation, rising interest rates, prospects of a recession, government shutdowns, further changes in tariffs and other trade restrictions, bank failures and other disruptions to financial systems, civil or political unrest, military conflicts, pandemics or other health crises and supply chain and resource issues, and may in the future be affected by other factors which are unpredictable and over which we have no control. These effects have increased market volatility and could result in a significant long-term disruption of global financial markets, which could reduce or eliminate our ability to raise additional funds through financings, and could negatively impact the terms upon which we may raise those funds. Similarly, these macroeconomic conditions have created extreme volatility and disruption in the capital markets and is expected to have further global economic consequences. If the equity and credit markets deteriorate, including as a result of macroeconomic or other global conditions, such as inflation, rising interest rates, prospects of a recession, government shutdowns, further changes in tariffs and other trade restrictions, bank failures and other disruptions to financial systems, civil or political unrest, military conflicts, pandemics or other health crises and supply chain and resource issues, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. If we are unable to effectively commercialize RYTELO, or raise additional capital, if needed, or establish alternative collaborative arrangements with third-party collaborative partners for RYTELO when needed, the development and commercialization of RYTELO may be further delayed, altered or abandoned, which might cause us to cease operations.

In addition, we may seek additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Due to uncertainty in the general economic, market and political climate, we may determine that it is necessary or appropriate to raise additional funds proactively to meet longer-term anticipated operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, including pursuant to the 2023 Sales Agreement, your ownership interest as a stockholder may be diluted, and the terms may include liquidation or other preferences that materially and adversely affect your rights as a stockholder. In addition, we have borrowed, and in the future may borrow, additional capital from institutional and commercial banking sources to fund development and our future growth, including pursuant to our Pharmakon Loan Agreement or potentially pursuant to new arrangements with different lenders. We may borrow funds on terms under agreements, such as our Pharmakon Loan Agreement, that include restrictive covenants, including covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Moreover, if we raise additional funds through alliance, collaborative or licensing arrangements with third parties, we may have to relinquish valuable rights to RYTELO or our technologies or grant licenses on terms that are not favorable to us.

RISKS RELATED TO OUR INDEBTEDNESS AND ROYALTY PAYMENT OBLIGATIONS

Our level of indebtedness and debt service obligations could adversely affect our financial condition and may make it more difficult for us to fund our operations.

On November 1, 2024, we entered into the Pharmakon Loan Agreement. We drew the Tranche A Loan of $125.0 million on November 1, 2024 and as of November 1, 2024, the total outstanding principal amount under the Pharmakon Loan Agreement was $125.0 million. The tranches for the remaining $125.0 million available to us under the Pharmakon Loan Agreement are as follows: (a) a Tranche B Loan of $75.0 million, which is available until December 31, 2025 and is available at our option, subject to certain customary and limited conditions; and (b) a Tranche C Loan of $50.0 million, which is available until December 31, 2025, subject to certain conditions including achieving a certain revenue milestone on or prior to November 30, 2025. If we do not achieve such revenue milestone within the required timeline, we will not be eligible to draw down the Tranche C Loan. In addition, before we would consider drawing down any of the remaining tranches under the Pharmakon Loan Agreement, if available, we must first satisfy ourselves that we will have access to future alternate sources of capital, such as from commercial revenues or the equity capital markets or debt capital markets, in order to repay any additional principal borrowed, which we may be unable to do, in which case, our liquidity and ability to fund our operations may be substantially impaired.

All obligations under the Pharmakon Loan Agreement are secured by substantially all of our assets, including our intellectual property. Further, the terms of the Pharmakon Loan Agreement place restrictions on our operating and financial flexibility, and limit or prohibit our ability to dispose of certain assets, change our line of business, and engage in other significant transactions. This indebtedness may create additional financing risk for us, particularly if our business or prevailing financial market conditions are not conducive to paying off or refinancing the outstanding debt obligations at maturity. If we draw down any of the remaining tranches under the Pharmakon Loan Agreement, our indebtedness will increase, which would further increase our risk of being unable to pay off or refinance our outstanding debt obligations at maturity.

Our indebtedness could also have important negative consequences, including:

- we will need to repay the indebtedness by making payments of interest and principal, which will reduce the amount of cash available to finance our operations, our research and development efforts and other general corporate activities; and

- our failure to comply with the obligations of our affirmative and restrictive covenants in the Pharmakon Loan Agreement could result in an event of default that, if not cured or waived, would permit the Lenders to accelerate our obligation to repay this indebtedness, and the Lenders could seek to enforce their security interest in the assets securing such indebtedness.

In addition, we may borrow additional capital in the future to fund clinical development and our future growth, including pursuant to the Pharmakon Loan Agreement or potentially pursuant to new arrangements with different lenders. To the extent additional debt is added to our current debt levels, the risks described above could increase.

The terms of the Pharmakon Loan Agreement place restrictions on our operating and financial flexibility.

The Pharmakon Loan Agreement imposes operating and other restrictions on us. Such restrictions will affect, and in many respects limit or prohibit, our ability and the ability of our subsidiaries to, among other things:

- dispose of certain assets;

- change our line of business;

- engage in mergers, acquisitions or consolidations;

- incur additional indebtedness;

- create liens on assets;

- pay dividends and make contributions or repurchase our capital stock; and

- engage in certain transactions with affiliates.

We may not have cash available in an amount sufficient to enable us to make interest or principal payments on our indebtedness when due.

Our ability to make scheduled interest payments on or to refinance our indebtedness depends on our future performance and ability to raise additional sources of cash, which is subject to economic, financial, competitive and other factors beyond our control. If we are unable to generate sufficient cash to service our debt, we may be required to adopt one or more alternatives, such as selling assets, restructuring our debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. If we desire to refinance our indebtedness, our ability to do so will depend on the state of the capital and lending markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

Failure to satisfy our current and future debt obligations under the Pharmakon Loan Agreement or to comply with certain covenants in the Pharmakon Loan Agreement could result in an event of default, the occurrence and continuance of which provides the lenders with the right to demand immediate repayment of all outstanding obligations under the Pharmakon Loan Agreement (and in the case of certain insolvency, liquidation, bankruptcy or similar events, automatically requires immediate repayment of all outstanding obligations under the Pharmakon Loan Agreement), and to exercise remedies against us and the collateral securing the Pharmakon Loan Agreement. These events of default include, among other things:

- insolvency, liquidation, bankruptcy or similar events;

- failure to observe covenants under the Pharmakon Loan Agreement and ancillary collateral documents, which failure, in certain limited cases, is not cured within 10 or 20 days;

- the occurrence of a withdrawal event in respect to RYTELO;

- the occurrence of a material adverse change;

- material misrepresentations;

- certain cross-default of third-party indebtedness or certain default or termination events of hedging assessments;

- certain money judgments being entered against us which are not timely paid, discharged or stayed; and

- our assets are attached or seized.

In the event of default, the lenders could accelerate all of the amounts due under the Pharmakon Loan Agreement. Under such circumstances, we may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time of such acceleration. In that case, we may be required to delay, limit, reduce or terminate our RYTELO development or commercialization efforts or grant to others rights to develop and market RYTELO. The lenders could also exercise their rights to take possession and dispose of the collateral securing the Pharmakon Loan Agreement, which collateral includes substantially all of our property including, without limitation, our intellectual property, subject to certain exceptions. Our business, financial condition and results of operations could be materially adversely affected as a result of any of these events.

The Royalty Pharma Agreement places certain restrictions on our operational flexibility.

The Royalty Pharma Agreement contains covenants that impose on us certain obligations with respect to royalty payments, diligence, reporting, indemnification and includes restriction on intellectual property transfers and out-licenses, and certain other actions. The Royalty Pharma Agreement also limits our ability to create or incur liens or dispose of certain assets related to imetelstat. We have no rights to repurchase the revenue interests in RYTELO sold to Royalty Pharma (other than in connection with a change of control event), thereby limiting our ability to eliminate future applicability of the covenants contained in the Royalty Pharma Agreement. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might otherwise be advantageous to us and our stockholders.

RISKS RELATED TO PROTECTING OUR INTELLECTUAL PROPERTY

If we are unable to obtain and maintain sufficient intellectual property protection and relevant regulatory exclusivities for RYTELO, both in the U.S. and in other countries, our competitors could develop and commercialize products similar or identical to RYTELO, and our ability to successfully commercialize RYTELO may be adversely affected.

Protection of our proprietary technology is critically important to our business. Our success and the success of our commercialization and planned future development of RYTELO will depend on our ability to protect our technologies and RYTELO through patents, regulatory exclusivity, and other intellectual property rights. Our success will depend in part on our ability to obtain, maintain, enforce, and extend our patents and maintain trade secrets, both in the U.S. and in other countries.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the U.S. and in other countries. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing RYTELO or our technology and/or limit the duration of the patent protection for RYTELO and our technology. In the event that we are unsuccessful in obtaining, maintaining, enforcing and extending our patents and other intellectual property rights or having our licensors maintain the intellectual property rights we have licensed, the value of RYTELO and/or our technologies will be adversely affected, and we may not be able to further develop or commercialize RYTELO.

While we have method-of-use patents that protect the use of RYTELO for the treatment of certain diseases, this type of patent does not prevent a generic competitor from making and marketing a product that is identical to RYTELO for an indication that is outside the scope of our approved use after our composition-of-matter patents or their patent term extensions, and any regulatory exclusivities have expired. Moreover, even if competitors do not actively promote their product for our approved indications, physicians may prescribe or use these generic products "off-label," which would result in decreased sales for us.

In addition to our patents covering RYTELO, we also expect to rely on regulatory exclusivity, including orphan drug exclusivity of up to 7 years in the U.S. and 10 years in the EU following approval, to protect our rights to commercialize RYTELO for its approved uses, but such regulatory exclusivity may be limited or withdrawn. See "Risks Related to Regulatory Approval of RYTELO -- *Although orphan drug designation has been granted to RYTELO for the treatment of MDS and MF in the U.S. and in the EU, these designations may not be maintained, which would eliminate the benefits associated with orphan drug designation, including market exclusivity, which could limit the period of exclusivity we are able to maintain for the commercialization of RYTELO, and would likely harm our business and business prospects.*"

In addition to orphan drug exclusivity, we expect to rely on other forms of regulatory exclusivity to protect our ability to commercialize RYTELO. In the U.S., New Chemical Entity, or NCE, exclusivity would entitle us to four years of data exclusivity and one year of market exclusivity, for a total of five years of NCE exclusivity from the date of approval of the first-approved indication. Our request for NCE exclusivity is still pending with FDA, and might not be awarded or could be awarded and then later withdrawn. In Europe, New Active Substance, or NAS, exclusivity is expected to entitle us to eight years of data exclusivity and two years of market exclusivity, for a total of ten years of NAS exclusivity for the first-approved indication, but as with other forms of regulatory exclusivity, NAS exclusivity could be limited or withdrawn.

Loss or impairment of our intellectual property rights related to RYTELO might further delay or halt ongoing or potential future clinical trials of RYTELO and any applications for regulatory approval, and might further delay or preclude any future development or commercialization of RYTELO by us. Furthermore, such loss of intellectual property rights could impair our ability to exclude others from commercializing products similar or identical to RYTELO and therefore result in decreased sales for us. Occurrence of any of these events would materially and adversely affect our financial results, business and business prospects, and might cause us to cease operations.

Obtaining and maintaining our patent rights depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

The USPTO and various governmental patent agencies in other countries require compliance with a number of procedural, documentary, fee payment, periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or patent applications. Failure to respond to official actions within prescribed time limits, and nonpayment of fees, for example, maintenance fees, renewal fees, and annuity fees could result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the jurisdiction. In such an event, potential competitors might be able to enter the market with the same or similar products to RYTELO, and this circumstance could harm our financial condition, business and business prospects. In addition, if we are responsible for patent prosecution and maintenance of patent rights in-licensed to us or jointly owned with us, any of the foregoing could expose us to liability to the applicable patent owner or patent co-owner.

Patent terms may be inadequate to protect our competitive position on RYTELO for an adequate amount of time.

Patents have a limited lifespan. In the U.S., the natural expiration of a patent is generally 20 years after its first effective nonprovisional filing date. As a result, our intellectual property may not provide us with sufficient patent rights to exclude others from commercializing products similar or identical to RYTELO.

In the U.S., the Hatch-Waxman Act permits one patent per approved product to receive a patent term extension of up to five years beyond its normal expiration. The length of the patent term extension is typically calculated as one half of the clinical trial period plus the entire period of time during the review of the NDA by the FDA, minus any time of delay by us during these periods. There is also a limit on the patent term extension to a term that is no greater than fourteen years from drug approval. Only one U.S. patent may receive patent term extension under the Hatch-Waxman Act. We have applied to the USPTO for patent term extension of some of our patents. Once the USPTO and the FDA determine the extension period for each proposed eligible patent, we will select the one patent to be extended. We expect to apply any patent term extension that is granted in the U.S. to our method of treatment patent for MDS and MF that expires on March 15, 2033. If such patent term extension is granted, we expect the term of the patent to extend through August 2037, although such timing is subject to approval by the USPTO as part of its review of our application for patent term extension and could differ from our calculation. Currently, communication of patent term extension approval and the length of the granted extension period by the USPTO may occur up to several years from filing of an application for patent term extension. Accordingly, we will decide on the specific patent to be extended only after such communication from the USPTO.

Similar extensions are also available in certain countries and territories outside the U.S., such as in Japan, and in Europe as Supplementary Protection Certificates, or SPCs. However, we might not be granted a patent term extension at all because of failure to satisfy any of the numerous applicable requirements. Moreover, the applicable authorities, including the FDA and the USPTO in the U.S., and any equivalent regulatory authorities and patent offices in other countries, may not agree with our assessment of whether such extensions are available, may refuse to grant extensions to our patents, or may grant more limited extensions than we request and could be less than five years. If we select and are granted a patent term extension on a recently filed and issued patent, we may not receive the full benefit of a possible patent term extension, if at all. Moreover, in some countries, the scope of protection for claims under patent term extension, if any, is limited to the product composition as approved and, for a method of treatment patent, to the approved indications. If we do not have sufficient patent life and regulatory exclusivity to protect RYTELO, our financial results, business and business prospects would be materially and adversely affected, which might cause us to cease operations.

In Europe and other countries, our composition of matter patent coverage expired in September 2024, and our method of treatment patent rights for MDS and MF expire in November 2033. Our method of treatment patents may be eligible for patent term extension of up to five years under an SPC, permitted under European Council (EC) Regulation No. 469/2009, or the European SPC Regulation, upon receipt of drug product approval, such as, for example, our method of treatment patent for MDS. In Europe, we have separate method of treatment patents covering MDS and MF, and a SPC may only be applied to one patent. Accordingly, in countries of the EEA, we must rely on regulatory exclusivity and our method of treatment patents.

If regulatory approval of RYTELO occurs after a patent has expired in a country that does not allow interim patent term extensions, as is the case in many countries and territories including Europe, we will be unable to obtain any patent term extension of that expired patent, and the duration of our patent rights may be limited. Accordingly, in Europe and such other similar countries and territories, we will not be able to seek patent term extension of our composition of matter patent, as it expired in September 2024. If we do not have sufficient patent life and regulatory exclusivity to protect RYTELO, our financial results, business and business prospects would be materially and adversely affected, which might cause us to cease operations.

Also, there are regulations for the listing of patents in the Approved Drug Products with Therapeutic Equivalence Evaluations, or the Orange Book. Some of our patents have been listed in the Orange Book. Manufacturers of generic drugs may challenge the listing. If an appropriate patent covering RYTELO is not listed in the Orange Book or is subsequently removed from the Orange Book, a manufacturer of generic drugs would not be required to provide advance notice to us of any abbreviated NDA filed with the FDA to obtain permission to sell a generic version of RYTELO. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

The validity, scope and enforceability of any patents listed in the Orange Book that cover RYTELO or its methods of use can be challenged by third parties and may not protect us from generic or innovator competition.

If a third party files an application under Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act or an abbreviated new drug application, or ANDA, under Section 505(j) to obtain permission to sell a generic or follow-on version of RYTELO, and relies in whole or in part on studies conducted by or for us, the third-party will be required to certify to the FDA that either: (1) there is no patent information listed in the Orange Book with respect to our NDA for RYTELO; (2) the patents listed in the Orange Book have expired; (3) the listed patents have not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patents are invalid or will not be infringed by the manufacture, use or sale of the third-party's generic product. A certification that the new product will not infringe the Orange Book-listed patents for RYTELO, or that such patents are invalid, is called a paragraph IV certification. If the third-party submits a paragraph IV certification to the FDA, a notice of the paragraph IV certification must also be sent to us within 20 days after the third-party's ANDA is accepted for filing by the FDA. We may then initiate a lawsuit to defend the patents identified in the notice. The filing of a patent infringement lawsuit within 45 days of receipt of the notice automatically prevents the FDA from approving the third-party's ANDA until the earliest of 30 months or the date on which the patent expires, the lawsuit is settled, or the court reaches a decision in the infringement lawsuit in favor of the third-party. If the product has NCE exclusivity and the notice is given and the suit filed in the fifth year of exclusivity, the regulatory stay extends until 7.5 years after approval of the reference product. If we do not file a patent infringement lawsuit within the required 45-day period, the third-party's ANDA will not be subject to the 30-month stay of FDA approval.

Our issued U.S. patents covering RYTELO or its methods of use may not provide adequate protection from competitive products if competitors receive approval of an ANDA application or are able to design around the patents. One or more competitors may circumvent these patents by filing a marketing application with the FDA for a competitive product containing the active moiety in RYTELO and successfully challenging the validity of the patents or successfully designing around the patents. Any successful challenge and/or designing around one or more of the patents could result in a generic version of RYTELO being commercialized before the expiration of the patents.

If the patents covering RYTELO or its methods of use are successfully challenged or designed around, or if we are unsuccessful in enforcing our patents against generics, we could face competition prior to the expiration of these patents, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be involved in lawsuits to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful, and which could result in the invalidity or unenforceability of our patents covering RYTELO or its methods of use.

Competitors may infringe, misappropriate or otherwise violate our patents or other intellectual property rights. To counter infringement or unauthorized use, we may be required to file and prosecute legal claims against one or more third parties, which can be expensive and time-consuming, even if ultimately successful.

The initiation of a claim against a third party by us may also cause the third-party to bring counter claims against us, such as claims asserting that our patents are invalid or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of written description or non-statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, IPR or post-grant review, or oppositions or similar proceedings outside the U.S., in parallel with litigation or even outside the context of litigation.

In an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. The standards that courts use to interpret patents are not always applied predictably or uniformly and can change, particularly as new technologies develop. As a result, we cannot predict with certainty how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court and if any such lawsuits will ultimately be resolved successfully. Further, even if we prevail, the infringer may file an appeal and the court judgment may be overturned and/or that an adverse decision may be issued by an appeals court relating to the validity or enforceability of our patents. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly in a manner insufficient to achieve our business objectives. Even if we establish infringement, we may not seek, or the court may decide not to grant, an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy.

If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection for RYTELO, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Additionally, any adverse outcome could allow third parties to commercialize RYTELO and compete directly with us, without payment to us.

Furthermore, if we are engaged in intellectual property litigation, there would be public announcements of filings, briefings, hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these events to be negative, it could have an adverse effect on the price of our common stock.

Many companies have encountered significant problems in protecting and defending intellectual property rights in jurisdictions outside the U.S. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biotechnology and pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. For example, many countries outside the U.S. have compulsory licensing laws under which a patent owner must grant licenses to third parties. Proceedings to enforce our patent rights in jurisdictions outside the U.S. could result in substantial costs and divert our efforts and attention from other aspects of our business, and could put our patents at risk of being invalidated or interpreted narrowly.

Changes in U.S. or international patent law or interpretations of such patent laws could diminish the value of our patents in general, thereby impairing our ability to protect our technologies and RYTELO.

The patent positions of pharmaceutical and biopharmaceutical companies, including ours, are highly uncertain and involve complex legal and technical questions. In particular, legal principles for biotechnology and pharmaceutical patents in the U.S. and in other countries are evolving, and the extent to which we will be able to obtain patent coverage to protect our technologies and RYTELO, or enforce or defend issued patents, is uncertain.

The U.S. has enacted and implemented wide-ranging patent reform legislation, including the Leahy-Smith America Invents Act, or the AIA, signed into law on September 16, 2011. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on actions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents or patents that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce our existing patents or patents that we may obtain in the future. Occurrence of these events and/or significant impairment of our RYTELO patent rights could severely and adversely affect our financial results, business and business prospects, which might cause us to cease operations.

As a result of the AIA, in March 2013, the U.S. transitioned to a first-inventor-to-file system under which, assuming the other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent. However, since the publication of discoveries in scientific or patent literature tends to lag behind actual discoveries by at least several months and sometimes several years, we are not able to be certain upon filing a patent application that the persons or entities that we name as inventors or applicants in our patent applications were the first to invent the inventions disclosed therein, or the first to file patent applications for these inventions. Thus, our ability to protect our patentable intellectual property depends, in part, on our ability to be the first to file patent applications with respect to our inventions, or inventions that were developed by our former collaboration partner and assigned to us, for the future development, commercialization and manufacture of RYTELO. As a result, if we are not the first inventor-to-file, we may not be able to obtain patents for discoveries that we otherwise would consider patentable and that we consider to be significant to the future success of RYTELO. Delay in the filing of a patent application for any purpose, including further development or refinement of an invention, may result in the risk of loss of patent rights.

In 2012, the European Patent Package, or EU Patent Package, was approved and included regulations with the goal of providing for a single pan-European Unitary Patent, and a new European Unified Patent Court, or UPC, for litigation of European patents. The EU Patent Package was ratified in February 2023 and currently covers certain EU states. As of June 1, 2023, all European patents, including those issued prior to ratification, by default automatically fall under the jurisdiction of the UPC and allow for the possibility of obtaining pan-European injunctions and are at risk of central revocation at the UPC in participating UPC states. Under the EU Patent Package, patent holders are permitted to "opt out" of the UPC on a patent-by-patent basis during an initial seven year transitional period after June 1, 2023. Owners of European patent applications who receive notice of grant after the EU Patent Package came into effect could, for the UPC contracting states, either obtain a Unitary Patent or validate the patent nationally and file an opt-out demand. The EU Patent Package may increase the uncertainties and costs surrounding the enforcement or defense of our issued European patents and pending applications. The full impact on future European patent filing strategy and the enforcement or defense of our issued European patents in member states and/or the UPC is not known.

Filing, prosecuting, maintaining, defending and enforcing patents for RYTELO and our technologies in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the U.S. are less extensive than those in the U.S. The requirements for patentability may differ in certain countries, particularly in developing countries; thus, even in countries where we do pursue patent protection, there can be no assurance that any patents will issue with claims that cover RYTELO and our technologies.

We may not be able to protect our intellectual property rights in the U.S or worldwide and challenges to our owned or licensed patent rights would result in costly and time-consuming legal proceedings that could prevent or limit development or commercialization of RYTELO.

Our patents or those patent rights we have licensed, including patent rights that we may seek with respect to inventions made by past or future collaborators, may be challenged through administrative or judicial proceedings, which could result in the loss of important patent rights. For example, where more than one party seeks U.S. patent protection for the same technology in patent applications that are subject to the law before the implementation of the AIA, the USPTO may declare an interference proceeding in order to ascertain the party to which the patent should be issued. Patent interferences are typically complex, highly contested legal proceedings, subject to appeal. They are usually expensive and prolonged and can cause significant delay in the issuance of patents. Our pending patent applications or our issued patents, or those we have licensed and may license from others, may be drawn into interference proceedings or be challenged through post-grant review procedures or litigation, any of which could delay or prevent the issuance of patents, or result in the loss of issued patent rights. We may not be able to obtain from our past or future collaborators the information needed to support our patent rights which could result in the loss of important patent rights.

Under the AIA, interference proceedings between patent applications filed on or after March 16, 2013, have been replaced with other types of proceedings, including derivation proceedings. The AIA also includes post-grant review procedures subjecting U.S. patents to post-grant review procedures similar to European oppositions, such as inter partes review, or IPR, covered business method post-grant reviews and other post-grant reviews. This applies to all our U.S. patents and those we have licensed and may license from others, even those issued before March 16, 2013. A third party could attempt to use the USPTO procedures to invalidate patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. U.S. patents owned or licensed by us may therefore be subject to post-grant review procedures, as well as other forms of review and re-examination. In addition, the IPR process under the AIA permits any person, whether they are accused of infringing the patent at issue or not, such as entities associated with hedge funds, to challenge the validity of certain patents. Significant impairment of our RYTELO patent rights could severely and adversely affect our financial results, business and business prospects, which might cause us to cease operations.

Certain jurisdictions, such as Europe, China, Japan, New Zealand and Australia, permit third parties to file oppositions or invalidation trials against granted patents or patents proposed to be granted. Because we seek to enable potential global commercialization of RYTELO, securing both proprietary protection and freedom to operate outside of the U.S. is important to our business.

Third party proceedings such as oppositions and invalidation trials require significant time and costs, and if we are unsuccessful or are unable to commit these types of resources to protect our RYTELO patent rights, we could lose our patent rights and we could be prevented or limited in the development and commercialization of RYTELO.

As more groups become engaged in scientific research and product development in the areas of telomerase biology and hematologic malignancies, the risk of our patents, or patents that we have in-licensed, being challenged through patent interferences, derivation proceedings, IPRs, post-grant proceedings, oppositions, invalidation trials, re-examinations, litigation or other means will likely increase. Challenges to our patents through these procedures would be extremely expensive and time-consuming, even if the outcome was favorable to us. An adverse outcome in a patent dispute could severely harm our ability to further develop or commercialize RYTELO, or could otherwise have a material adverse effect on our business, and might cause us to cease operations, by:

- causing us to lose patent rights in the relevant jurisdiction(s);

- subjecting us to litigation, or otherwise preventing us from commercializing RYTELO in the relevant jurisdiction(s);

- requiring us to obtain licenses to the disputed patents;

- forcing us to cease using the disputed technology; or

- requiring us to develop or obtain alternative technologies.

We may be subject to infringement claims that are costly to defend, and such claims may limit our ability to use disputed technologies and prevent us from pursuing research, development, manufacturing or commercialization of RYTELO.

The commercial success of RYTELO will depend upon our ability to research, develop, manufacture, market and sell RYTELO without infringing or otherwise violating the intellectual property and other proprietary rights of third parties. There is considerable intellectual property litigation in the biotechnology and pharmaceutical industries, and many pharmaceutical companies, including potential competitors, have substantial patent portfolios. Since we cannot be aware of all intellectual property rights potentially relating to RYTELO and its uses, we do not know with certainty that RYTELO, or the commercialization thereof, does not and will not infringe or otherwise violate any third party's intellectual property. For example, we are aware that certain third parties have or may be prosecuting patents and patent estates that may relate to RYTELO, and while these patents have expired, or we believe that a reasonable court should find they are invalid and/or would not be infringed by the manufacture, use or sale of RYTELO, it is possible that the owner(s) of these patents will assert claims against us in the future.

In the event our technologies infringe the rights of others or require the use of discoveries and technologies controlled by third parties, we may be prevented from pursuing research, development, manufacturing or commercialization of RYTELO, or may be required to obtain unblocking licenses from such third parties, develop alternative non-infringing technologies, which we may not be able to do at an acceptable cost or on acceptable terms, or at all, or cease the commercialization and continued development of RYTELO. If we are unable to resolve an infringement claim successfully, we could be subject to an injunction that would prevent us from commercializing RYTELO and could also require us to pay substantial damages.

In addition, while our past collaboration agreements have terminated, we are still subject to indemnification obligations to certain collaborators, including with respect to claims of third-party patent infringement. In addition to infringement claims, in the future we may also be subject to other claims relating to intellectual property, such as claims that we have misappropriated the trade secrets of third parties. Our success therefore depends significantly on our ability to operate without infringing patents and the proprietary rights of others.

We may become aware of discoveries and technologies controlled by third parties that are advantageous or necessary to further develop or manufacture RYTELO. Under such circumstances, we may initiate negotiations for licenses to other technologies as the need or opportunity arises. We may not be able to obtain a license to a technology required to pursue the research, development, manufacturing or commercialization of RYTELO on commercially favorable terms, or at all, or such licenses may be terminated on certain grounds, including as a result of our failure to comply with any material obligations under such licenses. If we do not obtain a necessary license or if such a license is terminated, we may need to redesign such technologies or obtain rights to alternative technologies, which may not be possible, and even if possible, could cause further delays in the development efforts for RYTELO and could increase the development and/or production costs of RYTELO. In cases where we are unable to license necessary technologies, we could be subject to litigation and prevented from pursuing research, development, manufacturing or commercialization of RYTELO, which would materially and adversely impact our business. Failure by us to obtain rights to alternative technologies or a license to any technology that may be required to pursue research, development, manufacturing or commercialization of RYTELO would further delay current and potential future clinical trials of RYTELO and any applications for regulatory approval, impair our ability to sell RYTELO, and therefore result in decreased sales of RYTELO for us. Occurrence of any of these events could materially and adversely affect our business and might cause us to cease operations.

We have a registered trademark, RYTELO, for our product and failure to maintain such trademark could adversely affect our business.

We have a registered trademark, RYTELO, which is the commercial trade name for imetelstat, in a number of countries and regions, including in the U.S. and Europe. Opposition or cancellation proceedings, however, may be filed against our trademarks, and our trademarks may not survive such proceedings. If our United States trademark application which forms the basis for our international registration, or IR, for our commercial trade name is withdrawn or abandoned within the first 5 years of our IR, we will lose our IR registrations which could adversely affect our business. We may be unable to maintain or enforce our current and future trademarks, and if we fail to satisfy the applicable regulatory requirements, we may not have enforceable trademark rights or registrations in such jurisdictions. Our product trademark, RYTELO, is approved by the FDA and the EMA.

We may become involved in disputes with past or future collaborator(s) over intellectual property inventorship, ownership or use, and publications by us, or by investigators, scientific consultants, research collaborators or others. Such disputes could impair our ability to obtain patent protection or protect our proprietary information, which, in either case, could have a significant impact on our business.

Inventions discovered under research, material transfer or other collaboration agreements may become jointly owned by us and the other party to such agreements in some cases and may be the exclusive property of either party in other cases. Under some circumstances, it may be difficult to determine who invents and owns a particular invention, or whether it is jointly owned, and disputes can arise regarding inventorship, ownership and use of those inventions. These disputes could be costly and time-consuming, and an unfavorable outcome could have a significant adverse effect on our business if we are not able to protect or license rights to these inventions. In addition, clinical trial investigators, scientific consultants and research collaborators generally have contractual rights to publish data and other proprietary information, subject to review by the trial sponsor. Publications by us, or by investigators, scientific consultants, previous employees, research collaborators or others, either with permission or in contravention of the terms of their agreements with us or with our past or future collaborators, may impair our ability to obtain patent protection or protect proprietary information which could have a material adverse effect on our business, and might cause us to cease operations.

Much of the information and know-how that is critical to our business is not patentable, and we may not be able to prevent others from obtaining this information and establishing competitive enterprises.

We rely on trade secrets to protect our proprietary technology, especially in circumstances in which we believe patent protection is not appropriate or available. We attempt to protect our proprietary technology in part by confidentiality agreements with our employees, consultants, collaborators and contractors. However, we cannot provide assurance that these agreements will not be breached, that we would have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by competitors, any of which would harm our business significantly.

In May 2016, the Defend Trade Secrets Act of 2016, or the DTSA, was enacted, providing a federal cause of action for misappropriation of trade secrets. Under the DTSA, an employer may not collect enhanced damages or attorney fees from an employee or contractor in a trade secret dispute brought under the DTSA, unless certain advanced provisions are observed. We cannot provide assurance that our existing agreements with employees and contractors contain notice provisions that would enable us to seek enhanced damages or attorneys' fees in the event of any dispute for misappropriation of trade secrets brought under the DTSA.

RISKS RELATED TO MANAGING OUR GROWTH AND OTHER BUSINESS OPERATIONS

We may be unable to successfully retain or recruit key personnel to support the commercialization and further development of RYTELO or to otherwise successfully manage our growth.

Our ability to successfully commercialize RYTELO in the U.S. for lower-risk MDS and in any other jurisdiction or indication for which it is approved, and to continue to develop RYTELO in other myeloid hematologic malignancies depends to a significant extent on the skills, experience and efforts of our executive officers and key members of our staff. In addition, we need to recruit, maintain, motivate and integrate additional personnel with expertise and experience in sales, marketing, market access, commercial operations, pricing, clinical science, biostatistics, clinical operations, pharmacovigilance, quality, manufacturing, regulatory affairs, medical affairs, legal affairs, and compliance to enable us to further commercialize and further develop RYTELO.

We face intense competition for qualified individuals from numerous pharmaceutical, biopharmaceutical and biotechnology companies, as well as academic and other research institutions, and competition in our geographic regions is particularly intense. The substantial risks and uncertainties related to our commercialization and further development of RYTELO, and the risks and uncertainties regarding our future business viability could have an adverse impact on our ability to retain and recruit qualified personnel. We may also face higher than expected personnel costs in order to attract new personnel due to shortages in qualified applicants, or to maintain our current management and personnel due to the increased number of opportunities in the biotechnology sector. If we are unable to successfully retain, motivate and incentivize our existing personnel, or to attract, assimilate and retain other highly qualified personnel in the future on acceptable terms, our ability to commercialize and further develop RYTELO will be impaired, and our business and the price of our common stock would be adversely impacted.

In addition, our personnel are currently performing their duties in multiple jurisdictions, and if we are unable or fail to comply with employment, tax, benefits and other laws in such jurisdictions, we may face penalties, fines or litigation.

Our future financial performance and our ability to develop, manufacture and commercialize RYTELO depends, in part, on our ability to effectively manage any future growth. Our management may have to divert financial and other resources, as well as devote a substantial amount of time, to managing growth activities, such as enhancing operational, financial and management processes and systems. If we do not effectively manage the expansion of our operations, we could experience weaknesses in our infrastructure and ability to comply with applicable legal and regulatory requirements and regulations, operational mistakes or shortcomings, loss of business opportunities, loss of employees and reduced productivity among remaining employees.

If we seek to establish potential future collaborative arrangements for RYTELO, we may be unable to establish such collaborative arrangements on acceptable terms, or at all, and may have to delay, alter or abandon commercialization or further development of RYTELO.

We intend to develop RYTELO broadly for hematologic malignancies, and to commercialize, market and sell RYTELO in the U.S. for certain patients with lower-risk MDS and potentially in the EU for certain patients with lower-risk MDS. We may seek to self-commercialize or seek a collaborative partner or partners, at an appropriate time, to assist us in the potential development and commercialization of RYTELO outside the U.S., and to provide funding for such activities. We face significant competition in seeking appropriate collaborative partners, and these potential collaborative arrangements are complex and time consuming to negotiate, document and implement. Our ability to seek and establish potential collaborative arrangements may be impacted by delays in marketing approvals of RYTELO in lower-risk MDS in the EU and in reporting results from IMpactMF, as well as the period of the patent protection and market exclusivity for RYTELO. In addition, the terms of our Pharmakon Loan Agreement may limit our ability to enter into certain collaborative arrangements and any future debt agreements may continue or further limit our ability to enter into such agreements. We may not be able to establish collaborative arrangements on acceptable terms, or at all. In this regard, collaborative arrangements with third parties may require us to relinquish material rights, including revenue from commercialization, or assume material ongoing development obligations that we would have to fund or otherwise support.

 If we are unable to negotiate collaborative arrangements, we may have to:

- delay, curtail or abandon the additional development of RYTELO;

- delay, curtail or abandon the commercialization of RYTELO in jurisdictions where it is approved;

- reduce the scope of potential future sales or marketing activities; or

- increase our expenditures and undertake development or commercialization activities at our own expense, which will require additional capital than our current resources.

We have established subsidiaries in the United Kingdom and the Netherlands, which exposes us to additional costs and risks.

The wholly-owned subsidiaries we have established in the U.K. and the Netherlands subject us to certain additional costs and risks associated with doing business outside the U.S., including:

- the increased complexity and costs inherent in managing international operations in geographically disparate locations;

- challenges and costs of complying with diverse regulatory, financial and legal requirements, which are subject to change at any time;

- potentially adverse tax consequences, including changes in applicable tax laws and regulations;

- potentially costly trade laws, tariffs, export quotas, custom duties or other trade restrictions, and any changes to them, including in connection with new Trump administration changes;

- compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

- challenges inherent in efficiently managing employees in diverse geographies, including the need to adapt systems, policies, benefits and compliance programs to differing labor and other regulations;

- natural disasters, political and economic instability, including terrorism and civil and political unrest, outbreak of health epidemics, and the resulting global economic and social impacts; and

- workforce uncertainty in countries where labor unrest is more common than in the U.S.

We may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage against potential liabilities in order to protect ourselves against claims such as product liability or personal injury claims arising from our commercialization of RYTELO, claims related to clinical trial conduct, or claims related to data protection.

Our business exposes us to potential product liability and other risks that are inherent in the testing, manufacturing and marketing of human therapeutic products. We may become subject to product liability or personal injury claims related to the commercialization of RYTELO, or claims related to clinical trial conduct, including if the use of RYTELO is alleged to have injured patients, such as injuries alleged to arise from any hepatotoxicity or hemorrhagic event associated with the use of RYTELO. We currently have product liability and clinical trial liability insurance that we believe is adequate, but we may experience losses in excess of our coverage or that are not covered by our insurance, and we may not be able to maintain this type of insurance for the commercialization of RYTELO, or any of our current or potential future clinical trials of RYTELO. In addition, this type of insurance may become too expensive for us to afford because of the highly risky and uncertain nature of commercialization of RYTELO, clinical trials generally and the high cost of insurance for our business activities. We may be unable to obtain or maintain clinical trial insurance in all of the jurisdictions where we conduct current or potential future clinical trials. In addition, business liability, product liability and cybersecurity insurance are becoming increasingly expensive, particularly for biotechnology and pharmaceutical companies, and the pool of insurers offering insurance coverage to biotechnology and pharmaceutical companies generally is becoming smaller, making it more difficult to obtain insurance for our business activities at a reasonable price, or at all. Being unable to obtain or maintain product liability, clinical trial liability, cybersecurity or other insurance for our business activities in the future on acceptable terms or with adequate coverage against potential liabilities would have a material adverse effect on our business, and could cause us to limit or cease our commercialization and further development of RYTELO.

In the past, we and certain of our officers have been named as defendants in securities class action lawsuits and shareholder derivative lawsuits. Potential similar or related lawsuits that may be filed in the future, could result in substantial damages, divert management's time and attention from our business, and have a material adverse effect on our results of operations. Any such lawsuits, or other lawsuits to which we are subject, will be costly to defend or pursue and are uncertain in their outcome.

We are not currently a party to any material pending legal proceedings. However, securities class action lawsuits and/or derivative lawsuits have often been brought against companies, including biotechnology and biopharmaceutical companies, that experience volatility in the market price of their securities. This risk is especially relevant for us because we often experience significant stock price volatility in connection with our activities. In 2020, three securities class action lawsuits were filed against us and certain of our officers. One of the lawsuits was voluntarily dismissed, and final judgment with respect to the other two lawsuits was entered in October 2023. In 2020 and 2021, seven shareholder derivative actions were filed in a number of courts, naming as defendants certain of our then current officers and certain of our then current and former members of our board. All seven of the shareholder derivative actions were dismissed with prejudice.

While we settled these lawsuits, it is possible that additional lawsuits might be filed, or allegations might be received from stockholders, with respect to these same or other matters and also naming us and/or our officers and directors as defendants. Such lawsuits and any other related lawsuits are subject to inherent uncertainties, and the actual defense and disposition costs will depend upon many unknown factors. We could be forced to expend significant resources in the defense of any additional lawsuits, and we may not prevail. Monitoring, initiating and defending against legal actions is time-consuming for our management, is likely to be expensive and may detract from our ability to fully focus our internal resources on our business activities. We could be forced to expend significant resources in any potential future lawsuits, and we may not prevail in such lawsuits. Additionally, we may not be successful in having any such lawsuits dismissed or settled within the limits of our insurance coverage.

A decision adverse to our interests in any legal proceedings, could result in the payment of substantial damages, or possibly fines, and could have a material adverse effect on our business, our stock price, cash flow, results of operations and financial condition.

We may be subject to third-party litigation, and such litigation would be costly to defend or pursue and uncertain in its outcome.

Our business may bring us into conflict with our licensees, licensors, or others with whom we have contractual or other business relationships, or with our competitors or others whose interests differ from ours. Our commercial launch of RYTELO may result in product or personal injury disputes, or other disputes with health care providers, patients or other third parties as a result of our commercialization efforts. We may experience employment-related disputes. We may become involved in performance or other disputes with the CROs we have retained to support our clinical development activities, or with other third parties such as service providers, vendors, manufacturers, suppliers or consultants. If we are unable to resolve those conflicts on terms that are satisfactory to all parties, we may become involved in litigation brought by or against us.

Lawsuits are subject to inherent uncertainties, and defense and disposition costs depend upon many unknown factors. Despite the availability of insurance, we may incur substantial legal fees and costs in connection with litigation. Lawsuits could result in judgments against us that require us to pay damages, enjoin us from certain activities, or otherwise negatively affect our legal or contractual rights, which could have a significant adverse effect on our business. In addition, the inherent uncertainty of such litigation could lead to increased volatility in our stock price and a decrease in the value of our stockholders' investment in our securities.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

RISKS RELATED TO INFORMATION TECHNOLOGY SYSTEMS, DATA SECURITY AND DATA PRIVACY

If our information technology systems or data, or those of third parties with whom we work, are or were compromised, we could experience adverse consequences resulting from such compromise, including regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations, including our clinical trials; reputational harm; loss of revenue and profits; and other adverse consequences.

In the ordinary course of our business, we (and third parties with whom we work) collect, receive, store, use, transfer, make accessible, protect, secure, dispose of, transmit, disclose, or otherwise process (commonly known as processing) proprietary, confidential, and sensitive data, including personal data (such as health-related data and participant study related data), intellectual property, and trade secrets (collectively, sensitive information). In addition, we rely on third-party service providers to establish and maintain appropriate information technology and data security protections, including disaster recovery and business continuity procedures, over the information technology systems they provide us to operate our critical business systems, including cloud-based infrastructure and systems, employee email, and data storage and management systems. However, except for contractual duties and obligations, we have limited ability to control or monitor third parties' safeguards and actions related to such matters, and these third parties may not have adequate information security measures in place. Furthermore, while we may be entitled to damages if our third-party service providers fail to satisfy their privacy or security-related obligations to us, any award may be insufficient to cover our damages, or we may be unable to recover such award. Most of our employees work remotely, resulting in increased risks of loss or theft of company devices as well as increased risks to our information technology systems and data, as employees utilize network connections, computers, and devices outside our premises and networks, including working at home and while in transit and in public locations. Additionally, the prevalent use of mobile devices that access our sensitive information increases the risk of security incidents.

Future or past business transactions (such as acquisitions or integrations) could expose us to additional cybersecurity risks and vulnerabilities, as our systems could be negatively affected by vulnerabilities present in acquired or integrated entities' systems and technologies. Furthermore, we may discover security issues that were not found during due diligence of such acquired or integrated entities, and it may be difficult to integrate companies into our information technology environment and security program.

Our information technology systems, including in our remote work environment, and those of the third parties with whom we work, have been in the past and may continue to be vulnerable to evolving threats. These threats are prevalent, continue to increase, and come from a variety of sources such as traditional "hackers," threat actors, "hacktivist," organized criminal threats actors, or internal bad actors, personnel (such as through theft, error or misuse), sophisticated nation states and nation-state-supported actors. These threats include, but are not limited to, social-engineering attacks, targeted phishing campaigns, malicious code or malware, unauthorized intrusions, denial-of-service attacks, personnel misconduct or errors, ransomware attacks, supply-chain attacks, software bugs, computer viruses, server malfunctions, software, hardware or data center failures, loss of data or other information technology assets, natural disasters, terrorism, war, telecommunication and electrical failures and attacks enhanced or facilitated by artificial intelligence, or AI, and other similar threats. In particular, ransomware attacks are becoming increasingly prevalent and severe and can lead to significant interruptions in operations, loss of sensitive data and income, reputational harm, and diversion of funds.

If we were to experience such an attack, extortion payments might alleviate the negative impact of a ransomware attack, but we might be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Similarly, supply-chain attacks and attacks on clinical trial sites as well as regulatory and health authorities have increased in frequency and severity, and we cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners' supply chains, or of clinical trial sites and regulatory and health authorities, have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and the services provided to us, or remediate and recover compromised systems in a timely manner. For example, in February 2024, one of our service providers that processes clinical trial data experienced a security incident that resulted in certain of the service provider's information systems being unavailable for a limited period of time. Based on the service provider's forensic investigation findings that were shared with us, we believe that this incident did not have a material impact on us, our clinical trials or clinical trial participants. As another example, in March 2024, we learned about another security incident, involving another service provider, that processes personnel data for our limited number of UK personnel and directors of Geron UK Ltd. Following the service provider's forensic investigation, the service provider informed us that it did not determine the specific data involved or the incident's impact. While we believe that this incident did not have a material impact on us, out of an abundance of caution, we submitted a notification to the UK Information Commissioner's Office and notified potentially affected personnel and directors of the incident.

Any of these or similar incidents or threats may result in unauthorized, unlawful or accidental loss, corruption, access, modification, destruction, alteration, acquisition or disclosure of sensitive information, such as clinical trial data or information, intellectual property, proprietary business data and personal data. The costs to us to attempt to protect against such security incidents could be significant, including potentially requiring us to modify our business, and while we have implemented security measures, policies and procedures designed to protect our information technology systems from cybersecurity threats and to identify and remediate vulnerabilities, such measures may not be fully implemented, complied with or successful in protecting our systems and information. We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. We may be unable in the future to detect cybersecurity threats or vulnerabilities in our information technology systems because such threats and techniques change frequently, are sophisticated in nature, and may not be detected until after a security incident has occurred. We may also experience security breaches that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to attackers increasingly using tools and techniques that are designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. Unremediated high risk or critical vulnerabilities pose material risks to our business, particularly due to the reliance on software vendors to adequately patch and implement fixes to address critical or high-risk vulnerabilities in a timely manner. Further, we may be materially impacted by software updates applied by our software vendors if such updates cause significant downtime to our systems.

If we or third parties with whom we work experience or are perceived to have experienced a breach, we may experience material adverse consequences. These consequences may include: government enforcement actions (for example, investigations, fines, penalties, audits, and inspections), interruptions in our operations, including disruption of our commercialization and development efforts, interruptions or restrictions on processing sensitive data (which could result in delays in obtaining, or our inability to obtain, regulatory approvals and significantly increase our costs to recover or reproduce the data), reputational harm, litigation (including class action claims), indemnification obligations, negative publicity, financial loss, and other harms. In addition, such a breach may require public notification of the breach, or we may choose to voluntarily notify relevant stakeholders, or take other actions, such as providing credit monitoring and identity theft protection services, and we have done so in the past. Such disclosures are costly, and the disclosure or the failure to comply with such requirements could lead to adverse consequences.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, sensitive information of the Company could be leaked, disclosed, or revealed as a result of or in connection with our employees', personnel's, or vendors' use of generative AI technologies.

Many of our contracts with relevant stakeholders include obligations relating to the safeguard of sensitive information, and a breach could lead to claims against us by such stakeholders. There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities, damages, or claims relating to our data privacy and security obligations. In addition, failure to maintain effective internal accounting controls related to data security breaches and cybersecurity in general could impact our ability to produce timely and accurate financial statements and could subject us to regulatory scrutiny.

If we fail to successfully implement or upgrade our enterprise resource planning and other information systems, our business and results of operation could be adversely impacted.

We periodically implement or upgrade new or enhanced enterprise resource planning, or ERP, and other business systems in order to better manage our business operations. Implementation or upgrade of new business processes and information systems requires the commitment of significant personnel, training and financial resources, and entails risks to our business operations. If we do not successfully implement ERP and other information systems improvements, or if there are delays or difficulties in implementing these systems, we may not realize anticipated productivity improvements or cost efficiencies, and we may experience operational difficulties and challenges in effectively managing our business, all of which could result in quality issues, reputational harm, lost market and revenue opportunities, and otherwise adversely affect our business, financial condition and results of operations.

For example, in 2024 we implemented a new ERP and other information systems to help us manage our operations and financial reporting. This project required, and may continue to require, investment of capital and human resources, the re-engineering of processes of our business, and the attention of many employees who would otherwise be focused on other aspects of our business. Costs and risks inherent in implementing new systems, such as the ERP that we implemented in 2024, may include disruptions to business continuity, administrative and technical problems, interruptions or delays in sales, expenditure overruns, delays in paying our suppliers and employees, and data migration issues. If we do not properly address or mitigate these issues, this could result in increased costs and diversion of resources, negatively impacting our operating results and ability to effectively manage our business. Additionally, if the ERP system that we implemented in 2024 does not operate as intended, the effectiveness of our internal control over financial reporting could be negatively affected.

We and third parties with whom we work are subject to stringent and changing U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our (or the third parties with whom we work) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; loss of revenue and profits; and other adverse business impacts.

In the ordinary course of business, we process personal data and other sensitive data, including proprietary and confidential business data, trade secrets, intellectual property, clinical trial participant data, and other sensitive third-party data. We are therefore subject to or affected by numerous data privacy and security obligations, such as federal, state, local and foreign laws, regulations, guidance, industry standards, external and internal privacy and security policies, contracts, and other obligations governing the processing of personal data. These obligations may change, are subject to differing interpretations and may be inconsistent among jurisdictions or conflict. The global data protection landscape is rapidly evolving, and implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. This evolution may create uncertainty in our business; affect us or our collaborators', service providers' and contractors' ability to operate in certain jurisdictions or to collect, store, transfer, use and share personal data; necessitate the acceptance of more onerous obligations in our contracts; result in liability; or impose additional costs on us. These obligations may necessitate changes to our information technologies, systems, and practices and to those of any third parties that process personal data on our behalf. In addition, these obligations may require us to change our business model.

Outside the U.S., an increasing number of laws, regulations, and industry standards apply to data privacy and security. For example, the European Union's General Data Protection Regulation, or the EU GDPR, and the United Kingdom's GDPR, or the UK GDPR (collectively, the "GDPR"), impose strict requirements on the processing of personal data.

For example, under GDPR, government regulators may impose temporary or definitive bans on data processing, fines of up to 20 million Euros under the EU GDPR, 17.5 million pounds sterling under the UK GDPR or, in each case, 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In addition, we may be unable to transfer personal data from the EEA, the UK and other jurisdictions to the U.S. or other countries due to data localization requirements or limitations on cross-border data flows. The EEA and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the UK have significantly restricted the transfer of personal data to the United

States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the U.S. in compliance with law, such as the EEA and UK's standard contractual clauses, the UK's International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the U.S. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the U.S., or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as Europe) at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups, and some EEA regulators have prevented companies from transferring personal data out of the EEA for allegedly violating the EU GDPR's cross-border data transfer limitations.

Likewise, we expect that there will continue to be new proposed laws, regulations and industry standards relating to data privacy and security in the U.S. For example, HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health data. Additionally, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, or CPRA, collectively CCPA, imposes obligations on businesses to which it applies. These obligations include, but are not limited to, providing specific disclosures in privacy notices and affording California residents certain rights related to their personal data. The CCPA allows for statutory fines for noncompliance. While the CCPA contains limited exceptions for clinical trial data, the CCPA's implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. In addition, the CPRA establishes a California Privacy Protection Agency to implement and enforce the CPRA, which could increase the risk of an enforcement action, and applies to personal data of business representatives and employees. Other states have also enacted data privacy and security laws. For example, Virginia passed the Consumer Data Protection Act, and Colorado passed the Colorado Privacy Act, both of which differ from the CPRA and became effective in 2023. If we become subject to new data privacy and security laws, at the state level or otherwise, the risk of enforcement action against us could increase because we may become subject to additional obligations, and the number of individuals or entities that can initiate actions against us may increase.

Our employees and personnel use generative AI technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

In addition to data privacy and security laws, we are contractually subject to industry standards adopted by industry groups and we are, and may become in the future, subject to such obligations. We are also be bound by other contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. We may publish privacy policies, marketing materials, white papers, and other statements, such as statements relating to compliance with certain certifications or self-regulatory principles concerning data privacy and security. Regulators in the United States are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, misleading or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators, or other adverse consequences.

It is possible that, in the future, we may fail or be perceived to have failed to comply with applicable data privacy and security obligations. Moreover, despite our best compliance efforts, we may not be successful in achieving compliance if our personnel or third parties with whom we work fail to comply with such obligations, which could negatively impact our business operations and compliance posture. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with data privacy and security obligations, we could face significant consequences. These consequences may include, but are not limited to, government enforcement actions; litigation; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials. Any of these events could have a material adverse effect on our reputation, business, or financial condition, including: interruptions or stoppages in our business operations including, as relevant, clinical trials; inability to process personal data or to operate in certain jurisdictions; limited ability to continue to develop or commercialize RYTELO; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or revision or restructuring of our operations. Moreover, clinical trial participants or research subjects about whom we or our vendors obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information.

RISKS RELATED TO OUR COMMON STOCK AND FINANCIAL REPORTING

Historically, our stock price has been extremely volatile and your investment may suffer a decline in value.

Historically, our stock price has been extremely volatile. Between January 1, 2014 and December 31, 2024, our stock has traded as high as $6.38 per share and as low as $0.89 per share. Between January 1, 2024 and December 31, 2024, the price has ranged between a high of $5.34 per share and a low of $1.64 per share. The significant market price fluctuations of our common stock have been due to and may in the future be influenced by a variety of factors, including:

- the level of RYTELO sales in the U.S.;

- announcements regarding regulatory approval or non-approval of RYTELO in any other jurisdictions or indications, or specific label indications for RYTELO; or restrictions, warnings or limitations in its use;

- announcements regarding the further research and development of RYTELO, or adverse efficacy or safety results of, further delays in the commencement, enrollment or conduct of, discontinuation of, or further modifications or refinements to any current or potential future clinical trials, for any reason, or our inability, for any reason, to successfully continue the development of RYTELO;

- our ability to obtain additional capital if and when needed to further advance our development program;

- changes in laws or regulations applicable to RYTELO, including laws or regulations concerning the commercialization of RYTELO or clinical trial requirements for approval or other regulatory developments related to RYTELO;

- announcements of technological innovations, new commercial products, or clinical progress or lack thereof by us, potential future collaborative partners or our competitors;

- adverse developments concerning our manufacturers, including our inability to obtain adequate product supply for RYTELO or inability to do so at acceptable prices;

- the size and growth of the market opportunity for RYTELO in its currently approved and any potential future approved indications;

- disputes or other developments relating to RYTELO proprietary rights, including patents, litigation matters and our ability to obtain, enforce and defend patent protection and maintain regulatory exclusivity for RYTELO and our technologies;

- the terms and timing of any future collaboration agreements for the further development and commercialization of RYTELO that we may establish;

- announcements of significant acquisitions, strategic partnerships, collaborations, joint ventures or capital commitments by us or our competitors;

- the demand in the market for our common stock;

- increased or continuing operating losses;

- general domestic and international market conditions or market conditions relating to the biopharmaceutical and pharmaceutical industries, especially given the volatility caused by macroeconomic or other global conditions, such as inflation, rising interest rates, prospects of a recession, government shutdowns, further changes in tariffs and other trade restrictions, bank failures and other disruptions to financial systems, civil or political unrest, military conflicts, pandemics or other health crises and supply chain and resource issues;

- perceptions of the biotechnology and pharmaceutical industry by the public, legislature, regulators and the investment community;

- our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

- publication of commentary, articles or research reports about us or our industry, or positive or negative recommendations or withdrawal of research coverage, by securities analysts, bloggers, news media or other third parties;

- large stockholders increasing or exiting their position in our common stock or an increase in the short interest in our common stock;

- sales of stock by our officers and directors;

- announcements of or developments concerning any litigation;

- actions instituted by activist shareholders or others;

- the issuance of common stock to partners, vendors or investors to raise additional capital or as a result of option or warrant exercises;

- other events or factors that are beyond our control; and

- the occurrence of any other risks and uncertainties discussed under the heading "Risk Factors."

Provisions in our charter, bylaws and Delaware law may inhibit potential acquisition bids for us, which may adversely affect the market price of our common stock and/or prevent holders of our common stock from benefiting from what they believe may be the positive aspects of acquisitions and takeovers.

Provisions of our charter documents and bylaws may make it substantially more difficult for a third party to acquire control of us and may prevent changes in our management, including provisions that:

- prevent stockholders from taking actions by written consent;

- divide the board of directors into separate classes with terms of office that are structured to prevent all of the directors from being elected in any one year; and

- set forth procedures for nominating directors and submitting proposals for consideration at stockholders' meetings.

In addition, our certificate of incorporation provides our board of directors with the authority to issue up to 3,000,000 shares of undesignated preferred stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imported upon these shares without further vote or action by our stockholders. The issuance of shares of preferred stock may delay or prevent a change in control transaction without further action by our stockholders. As a result, the market price of our common stock may be adversely affected.

If in the future, we issue preferred stock that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Provisions of Delaware law may also inhibit potential acquisition bids for us or prevent us from engaging in business combinations. In addition, we have individual severance agreements with our executive officers and a company-wide severance plan, either of which could require a potential acquirer to pay a higher price. Either collectively or individually, these provisions may prevent holders of our common stock from benefiting from what they may believe are the positive aspects of acquisitions and takeovers, including the potential realization of a higher rate of return on their investment from these types of transactions.

The exclusive forum provisions in our amended and restated bylaws could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or any of our directors, officers, or employees, or the underwriters of any offering giving rise to such claim, which may discourage lawsuits with respect to such claims.

Our amended and restated bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for:

- any derivative claim or cause of action or proceeding brought on our behalf;

- any claim or cause of action for breach of a fiduciary duty owed by any of our current or former directors, officers or other employees, or our stockholders, to us or to our stockholders;

- any claim or cause of action against us or any of our current or former directors, officers or other employees, or our stockholders, arising pursuant to any provision of the General Corporation Law of the State of Delaware, our certificate of incorporation, or our bylaws;

- any claim or cause of action seeking to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws;

- any claim or cause of action as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware; or

- any claim or cause of action against us or any of our current or former directors, officers or other employees, or our stockholders, governed by the internal affairs doctrine or otherwise related to our internal affairs.

In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act of 1933, as amended, or the Securities Act, or the rules and regulations thereunder. Our amended and restated bylaws provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, or the Federal Forum Provision, including for all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court, and our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

While the Delaware courts have determined that such choice of forum provisions are facially valid and several state trial courts have enforced such provisions and required that suits asserting Securities Act claims be filed in federal court, there is no guarantee that courts of appeal will affirm the enforceability of such provisions, and a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such an instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated bylaws. This may require significant additional costs associated with resolving such action in other jurisdictions, which costs could be borne by stockholders, and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to the exclusive forum provisions in our amended and restated bylaws, including the Federal Forum Provision. These provisions could limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, or our stockholders or the underwriters of any offering giving rise to such claims, which may discourage lawsuits with respect to such claims. Furthermore, if a court were to find the exclusive forum provisions contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material and adverse impact on our business and our financial condition.

We do not intend to pay cash dividends on our common stock in the foreseeable future.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend upon our financial condition, results of operations, capital requirements and other factors, and will be at the discretion of our board of directors. In addition, the terms of our Pharmakon Loan Agreement restrict our ability to pay dividends and any future debt agreements may continue to or further restrict our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for our stockholders for the foreseeable future.

Our employees, independent contractors, principal investigators, clinical trial sites, contract research organizations, consultants or vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, principal investigators, clinical trial sites, CROs, consultants or vendors may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate the FDA's or similar international regulatory authorities' regulations, including those laws requiring the reporting of true, complete and accurate information; manufacturing standards; healthcare fraud and abuse laws and regulations; or laws that require the true, complete and accurate reporting of financial information or data. Specifically, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements.

Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials or creating fraudulent data in our non-clinical studies or clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by our employees and third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. Additionally, we are subject to the risk that a person could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could adversely affect our business, financial condition, results of operations or prospects through:

- the imposition of civil, criminal and administrative penalties, damages and monetary fines;

- possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs;

- contractual damages;

- reputational harm;

- diminished potential profits and future earnings; and

- curtailment of our operations.

Our business could be negatively impacted by environmental, social and corporate governance, or ESG, matters or our reporting of such matters.

There is an increasing focus from certain investors, employees, partners, and other stakeholders concerning ESG matters. We may be, or be perceived to be, not acting responsibly in connection with these matters, which could negatively impact us. Moreover, the SEC has proposed, and may continue to propose, certain mandated ESG reporting requirements, such as the SEC's final rules designed to enhance and standardize climate-related disclosures, which, if such climate-related disclosure rules ultimately go into effect, would significantly increase our compliance and reporting costs and may also result in disclosures that certain investors or other stakeholders deem to impact our reputation negatively and/or that harm our stock price. We currently do not report our environmental emissions and absent a legal requirement to do so we currently do not plan to report our environmental emissions, and lack of reporting could result in certain investors declining to invest in our common stock.

Furthermore, the criteria by which our ESG practices, including our initiatives and public goals, are assessed may change due to the evolution of the sustainability landscape, which could result in greater expectations of us and may cause us to undertake costly initiatives to satisfy new criteria. If we are unable to respond effectively to these changes to the sustainability landscape, governments, customers, and investors may conclude that our policies and/or actions with respect to ESG matters are inadequate. If we fail or are perceived to have failed to achieve previously announced public goals or to accurately disclose our progress on such goals or initiatives, our reputation, business, financial condition and results of operations could be adversely impacted.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and stock price.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we establish and maintain an adequate internal control structure and procedures for financial reporting. Our Annual Reports on Form 10-K must contain an annual assessment by management of the effectiveness of our internal control over financial reporting and must include disclosure of any material weaknesses in internal control over financial reporting that we have identified. In addition, our independent registered public accounting firm must provide an opinion annually on the effectiveness of our internal control over financial reporting.

The requirements of Section 404 are ongoing and also apply to future years. We expect that our internal control over financial reporting will continue to evolve as our business develops, including in connection with our commercialization of RYTELO. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Moreover, in 2024 we implemented a new ERP and other information systems to help us manage our operations and financial reporting. However, there is an increased risk that changing controls may be ineffective in connection with the implementation of the new ERP and this ERP system may place additional burdens on employees to learn and adapt our processes to effectively operate under the ERP system. If the ERP system that we implemented in 2024 does not operate as intended, the effectiveness of our internal control over financial reporting could be negatively impacted. Therefore, we cannot assure you that material weaknesses or significant deficiencies will not exist or otherwise be discovered in the future, particularly in light of our increased reliance on personnel working remotely. If material weaknesses or other significant deficiencies occur, such weaknesses or deficiencies could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or other material adverse effects on our business, reputation, results of operations, financial condition or liquidity.

Changes in tax laws or regulations that are applied adversely to us or our customers may have a material adverse effect on our business, cash flow, financial condition or results of operations.

New income, sales, use, excise or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could affect the tax treatment of our domestic and foreign sales and earnings. Any new taxes could adversely affect our domestic and international business operations and our business and financial condition. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. Future guidance from the U.S. Internal Revenue Service and other tax authorities with respect to such legislation may adversely affect us, and certain aspects of such legislation could be repealed or modified in the future, which could have an adverse effect on us. For example, the Inflation Reduction Act of 2022 included provisions that impacted the U.S. federal income taxation of corporations, including imposing a minimum tax on the book income of certain large corporations and an excise tax on certain corporate stock repurchases that is imposed on the corporation repurchasing such stock.

Changes in corporate tax rates, the realization of net deferred tax assets relating to our U.S. operations, the taxation of earnings from other countries, and the deductibility of expenses or future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense. For example, under the Tax Cuts and Jobs Act of 2017, effective January 1, 2022, research and experimental expenses must be capitalized for tax purposes and amortized over five years for research activities conducted in the United States and over fifteen years for research activities conducted outside the United States, instead of being deducted in the year incurred. Unless this provision is modified or repealed by Congress, or the U.S. Department of the Treasury issues regulations narrowing its application, our future tax obligations could be increased, which could harm our operating results. The impact of this provision will depend on multiple factors, including the amount of research and experimental expenses we incur, whether we achieve sufficient income to fully utilize such deductions and whether we conduct our research and experimental activities inside or outside the United States.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Our net operating loss carryforwards attributable to tax years beginning before January 1, 2018 could expire unused and be unavailable to offset future income tax liabilities. In addition, under current U.S. federal income tax law, federal net operating losses incurred in taxable years beginning after December 31, 2017, can be carried forward indefinitely, but the deductibility of such federal net operating losses in a taxable year is limited to 80% of taxable income in such year. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," generally defined as a greater than 50 percentage point cumulative change (by value) in its equity ownership over a three-year period, the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research and development tax credits) to offset its post-change taxable income or taxes may be limited. Changes in our stock ownership have occurred in the past, and future ownership changes, some of which may be outside our control, could occur in the future, as a result of shifts in our stock ownership. If a limitation were to apply, utilization of a portion of our domestic net operating loss and tax credit carryforwards could be limited in future periods, and a portion of the carryforwards may expire before being available to reduce future income tax liabilities, which could adversely impact our financial position. At the state level, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. For example, in June 2024, California enacted legislation that, with certain exceptions, suspends the use of California net operating losses to offset California income and limits the use of California business tax credits to offset California taxes, for taxable years beginning after 2023 and before 2027. It is also uncertain if and to what extent various states will conform to current U.S. federal income tax law.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk management and strategy

We operate in the biopharmaceutical sector, which is a highly regulated sector subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft; fraud; extortion; harm to employees or customers; disruption of our clinical trials, manufacturing or supply chain; violation of privacy laws and other litigation and legal risk; and reputational risk. We rely primarily on industry-leading third parties and a cloud-based infrastructure for our information technology systems, and accordingly are dependent on these third parties' own cybersecurity risk management practices and strategy. We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including clinical trial data, intellectual property, confidential information that is proprietary, strategic, financial or competitive in nature, and personal data ("Information Systems and Data").

We take a risk-based approach to identify and assess the cybersecurity threats and risks that could affect our business and Information Systems and Data. Our Information Technology personnel help identify, assess and manage our cybersecurity threats and risks, and support our efforts to identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment. We use various methods and tools to identify, assess and manage cybersecurity threats and risks, including, for example, automated tools, industry reports, third party threat assessments and penetration testing. In addition, we encrypt data at rest and maintain network security controls, such as firewalls and virtual private networks. We also conduct computerized system monitoring and access control, including asset management, tracking and disposal associated with onboarding and offboarding of personnel. We maintain cybersecurity insurance.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data. For example, we have implemented and maintain an incident response plan, and we utilize automated tools designed to maintain email security. We have also implemented a computerized system security and password policy that defines security for access to computer systems managed and controlled by us, and a procedure for computerized system incident management to address any unplanned issues in regulated computerized systems that could impact subject safety, product quality, and data integrity. We periodically conduct cybersecurity incident tabletop training exercises involving our personnel and plan to conduct similar training in 2025.

Our assessment and management of material risks from cybersecurity threats are integrated into our overall risk management processes. For example, our head of Information Technology evaluates material risks from cybersecurity threats and reports periodically to the Audit Committee of our Board, which evaluates our overall enterprise risk. We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including, for example, cybersecurity software providers such as Crowdstrike, cybersecurity service providers such as Mimecast, penetration testing firms, auditors, and professional services firms, including legal counsel. These relationships enable us to leverage specialized knowledge and insights, enabling our cybersecurity strategies and processes to remain consistent with industry best practices.

We rely on third-party service providers to perform a variety of functions throughout our business, such as contract manufacturing organizations, contract research organizations, suppliers and consultants, and third party logistics organizations and distributors to distribute RYTELO. We conduct quality audits of regulated vendors, which typically include an assessment of such vendor's information technology systems, and we impose appropriate contractual obligations on vendors pertaining to information security. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our efforts may involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect us and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Report, including "*Risks Related to Information Technology Systems, Data Security and Data Privacy.*"

Governance

Our Board of Directors addresses our cybersecurity risk management as part of its general oversight function. The Audit Committee of our Board is responsible for overseeing our cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our Audit Committee, as well as our Chief Financial Officer, Chief Legal Officer, and other members of our executive management as appropriate, receives periodic reports from our head of Information Technology concerning our significant cybersecurity threats and risk and the processes we have implemented to address them. The Audit Committee also receives various periodic presentations related to cybersecurity threats, risk and mitigation.

Risk Management Personnel

Our Information Technology personnel responsible for cybersecurity risk assessment and management processes are managed by certain members of our executive management, including our Chief Financial Officer. Together with our executive management, our Information Technology personnel are responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into our overall risk management strategy, and communicating key priorities to relevant personnel. We seek to hire information technology personnel with skills appropriate to help us prepare for cybersecurity incidents, approve cybersecurity processes, and review security assessments and other security-related reports.

Our cybersecurity incident response plan is designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including executive management. When appropriate given the nature of any potential cybersecurity incident, our executive management works with our incident response team to help us mitigate and remediate cybersecurity incidents of which they are notified, and to make any legally required notifications to individuals or regulatory agencies, including making any required disclosures under the Exchange Act.

ITEM 2. PROPERTIES

In April 2019, we entered into an operating lease agreement for office space located at 3 Sylvan Way, Parsippany, New Jersey, or the New Jersey Lease. The initial term of the New Jersey Lease is 11 years with an option to extend for an additional five years and a one-time option to terminate the New Jersey Lease without cause as of the 103rd month anniversary of the commencement date of the lease. The New Jersey Lease commenced on October 1, 2019, upon our control of the office space on that date.

In October 2019, we entered into an operating lease agreement for office space located at 919 East Hillsdale Boulevard, Foster City, California, or the Foster City Lease. The initial term of the Foster City Lease is 87 months with an option to extend for an additional five years. The Foster City Lease commenced on March 10, 2020, upon our control of the office space on that date.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may be involved in legal proceedings relating to claims arising out of our operations. We are not currently involved in any material legal proceedings, and our management believes there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our operations, financial condition, or cash flows. We may, however, be involved in material legal proceedings in the future. Such matters are subject to uncertainty and there can be no assurance that such legal proceedings will not have a material adverse effect on our business, results of operations, financial position or cash flows.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on the Nasdaq Global Select Market under the symbol GERN. As of February 21, 2025, there were approximately 439 stockholders of record of our common stock. This number does not include “street name” or beneficial holders, whose shares are held of record by banks, brokers and other financial institutions.

Stock Performance Graph

The following graph shows a comparison from December 31, 2019 through December 31, 2024, of the cumulative total return on an assumed investment of $100.00 in our common stock as compared to the same investment in the Nasdaq Composite Index and the Nasdaq Biotechnology Index. Such returns are based on historical results and are not intended to suggest future performance. Data for the Nasdaq Composite Index and Nasdaq Biotechnology Index assume reinvestment of dividends.


Stock Performance Graph
$300.00
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Geron Corporation
NASDAQ Composite
NASDAQ Biotech

This performance graph shall not be deemed “soliciting material” or to be “filed” with the SEC for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of Geron Corporation under the Securities Act or the Exchange Act, except to the extent we specifically incorporate it by reference into such filing.

Dividend Policy

We have never paid cash dividends on our capital stock and do not anticipate paying cash dividends in the foreseeable future, but intend to retain our capital resources for reinvestment in our business. In addition, the terms of our Pharmakon Loan Agreement restrict our ability to pay dividends and any future debt agreements may continue to or further restrict our ability to pay dividends. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, compliance with the terms of our Pharmakon Loan Agreement or other future debt agreements, and other factors our board of directors deems relevant.

Recent Sales of Unregistered Securities

During the year ended December 31, 2024, there were no unregistered sales of equity securities by us.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the section entitled "Business" in Part I, Item 1 and the audited financial statements and notes thereto included in Part II, Item 8 of this Report. The information provided should be reviewed in the context of the sections entitled "Risks Related to the Further Development of RYTELO (Imetelstat)," "Risks Related to the Commercialization of RYTELO" and "Risks Related to Regulatory Approval of RYTELO" in Part II, Item 1A entitled "Risk Factors" and elsewhere in this Report.

Company Overview

Summary

We are a commercial-stage biopharmaceutical company aiming to change lives by changing the course of blood cancer. Our first-in-class telomerase inhibitor, RYTELO® (imetelstat), harnesses Nobel Prize winning science in a treatment that scientific evidence suggests reduces proliferation of malignant cells, allowing production of new healthy cells, which we believe drives differentiated clinical benefits, potentially altering the underlying course and modifying the disease of these hematologic malignancies.

We commercially launched RYTELO in the U.S. in June 2024 following its approval by the U.S. Food and Drug Administration, or FDA on June 6, 2024 for the treatment of adult patients with low- to intermediate-1 risk myelodysplastic syndromes, or lower-risk MDS, with transfusion-dependent, or TD, anemia requiring four or more red blood cell units over eight weeks who have not responded to or have lost response to or are ineligible for erythropoiesis-stimulating agents, or ESAs. Lower-risk MDS is a progressive blood cancer with high unmet need, where many patients with anemia become dependent on red blood cell transfusions, which can be associated with clinical consequences and decreased quality of life. We believe that the uptake of RYTELO since launch is supported by the high unmet need in lower-risk MDS and significant product differentiation, including observed benefit of RYTELO in difficult-to-treat sub-populations such as patients with high transfusion burden and ring sideroblast negative, or RS- patients. We believe that the favorable FDA label and the National Comprehensive Cancer Network, or NCCN®, Clinical Practice Guidelines in Oncology, or NCCN Guidelines®, position RYTELO as a potential blockbuster treatment that can compete for significant market segments in lower-risk MDS, including first-line ESA ineligible patients and second-line patients regardless of prior treatment or RS status.

In September 2023, we submitted a marketing authorization application, or MAA, in the European Union, or EU, that was validated for review by the European Medicines Agency, or EMA, for RYTELO for the same proposed indication as in the U.S., and in December 2024, the Committee for Medicinal Products for Human Use, or CHMP, of the EMA adopted a positive opinion recommending the approval of RYTELO for the treatment of adult patients with TD anemia due to very low, low or intermediate risk myelodysplastic syndromes without an isolated deletion 5q cytogenetic, or non-del 5q, abnormality and who had an unsatisfactory response to or are ineligible for erythropoietin-based therapy. The European Commission, or EC, is reviewing the CHMP's recommendation, and we expect a potential approval decision by the EC in the first half of 2025. We are preparing for the potential commercialization of RYTELO in select EU countries in 2026, subject to regulatory approval, which could include working with experienced third parties who can provide contracted services, including essential critical path activities such as reimbursement, Health Technology Assessment, or HTA, submissions, market access and distribution.

In addition to lower-risk MDS, we are developing imetelstat for the treatment of other myeloid hematologic malignancies. Our Phase 3 IMpactMF clinical trial is evaluating imetelstat in patients with intermediate-2 or high-risk myelofibrosis, or MF, who have relapsed after or are refractory to treatment with a janus associate kinase inhibitor, or JAK inhibitor, or relapsed/refractory MF, or R/R MF, with overall survival, or OS, as the primary endpoint. As of February 2025, the trial reached approximately 80% enrollment. Based on our current planning assumptions for enrollment and event (death) rates in the trial, we expect the interim analysis for OS in IMpactMF may occur in the second half of 2026 and the final analysis may occur in the second half of 2028.

We believe that telomerase inhibition with imetelstat represents a novel mechanism of action with unique benefits in hematologic malignancies and potentially in other tumor types.

Financial Overview

Since our inception, we have financed our operations primarily through the sale of equity securities, draw downs on our debt facilities, interest income on our marketable securities and payments we received under the

Royalty Pharma Agreement and our prior collaborative and licensing arrangements. As of December 31, 2024, we had approximately $502.9 million in cash, cash equivalents, restricted cash and marketable securities.

On March 21, 2024, we completed an underwritten offering of 41,999,998 shares of our common stock and a pre-funded warrant to purchase 8,002,668 shares of our common stock, or the 2024 pre-funded warrant. All of the securities were issued separately. The offering price of the common stock was $3.00 per share. The offering price of the 2024 pre-funded warrant was $2.99 per share. The 2024 pre-funded warrant has an exercise price of $0.001 per share and may be exercised at any time until it is exercised in full. As of December 31, 2024, the 2024 pre-funded warrant had not been exercised. The net cash proceeds from the March 2024 public offering were approximately $141.0 million, after deducting the underwriting discount and other offering expenses paid by us.

We began commercializing RYTELO in June 2024, and the commercial potential of and our ability to successfully commercialize RYTELO is unproven. Our success in commercializing RYTELO will require, among other things, effective sales, marketing, manufacturing, distribution, information systems and pricing strategies, as well as compliance with applicable laws and regulations. In addition, although we recently began commercializing RYTELO, substantially all of our revenues to date have been payments under prior collaboration agreements, and milestones, royalties and other revenues from our licensing arrangements. We reported a small profit for the year ended December 31, 2015, and we have not reported any profit since. We have incurred significant net losses since our inception in 1990, resulting principally from costs incurred in connection with our research and development activities and from general and administrative costs associated with our operations. As of December 31, 2024, we had an accumulated deficit of approximately $1.8 billion.

On November 1, 2024, we entered into a loan agreement, or the Pharmakon Loan Agreement, with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, each, a Lender, which are investment funds managed by Pharmakon Advisors, LP, and BioPharma Credit PLC, as collateral agent, that provides for a 5-year senior secured term loan facility of up to $250.0 million, divided into three committed tranches: (i) a Tranche A Loan in an aggregate principal amount of $125.0 million, or the Tranche A Loan, which was funded on November 1, 2024, or the Tranche A Closing Date; (ii) a Tranche B Loan in an aggregate principal amount of $75.0 million, or the Tranche B Loan, which is available, subject to certain limited conditions, at our option; and (iii) a Tranche C Loan in an aggregate principal amount of $50.0 million, or the Tranche C Loan, and together with the Tranche A Loan and the Tranche B Loan, collectively, the Term Loans, which is available to us upon reaching a specified trailing twelve-month RYTELO revenue milestone. The Tranche B Loan and the Tranche C Loan, once available, may be requested on or prior to December 31, 2025. A portion of the proceeds from the Tranche A Loan were used to repay, in full, all amounts owed ($86.5 million) under the Hercules Loan Agreement, which was terminated effective November 1, 2024. The Term Loans mature on November 1, 2029. The Term Loans bear interest at a variable rate per annum equal to 5.75% plus the three-month Secured Overnight Financing Rate, or SOFR, with a SOFR floor of 3.00%.

On November 1, 2024, we entered into a revenue participation right purchase and sale agreement, or the Royalty Pharma Agreement, with Royalty Pharma Development Funding, LLC, or Royalty Pharma. Pursuant to the Royalty Pharma Agreement, we received an upfront payment of $125.0 million, or the Purchase Price, in exchange for which Royalty Pharma obtained the right to receive tiered royalty payments with respect to annual U.S. net sales, or Annual Net Sales, of RYTELO beginning on July 1, 2024, ranging from: (i) 7.75% of Annual Net Sales up to $500.0 million; (ii) 3.0% of Annual Net Sales in excess of $500.0 million but less than or equal to $1.0 billion; and (iii) 1.0% in respect of Annual Net Sales in excess of $1.0 billion, or the Royalty Payments. The Royalty Payments to Royalty Pharma are capped, such that they will cease upon reaching a multiple of 1.65 times the Purchase Price if Royalty Pharma receives Royalty Payments in that amount in respect of net sales occurring on or before June 30, 2031, or upon reaching a multiple of 2.0 times the Purchase Price thereafter. Our Royalty Payment obligations under the Royalty Pharma Agreement may be discharged in connection with a change of control of Geron in an amount equal to 1.65 times the Purchase Price minus the aggregate Royalty Payments received by Royalty Pharma as of the date of the closing of the change of control, if the closing of the change of control occurs on or prior to December 31, 2027, or in an amount equal to 2.0 times the Purchase Price minus the aggregate Royalty Payments received by Royalty Pharma as of the date of the closing of the change of control, if the closing of the change of control occurs after December 31, 2027. There are no other royalties payable on RYTELO, which was developed internally and is exclusively owned by Geron.

The significance of future losses, future revenues and any potential future profitability will depend primarily on the clinical and commercial success of RYTELO, our sole product. In addition, we are developing RYTELO for the treatment of several myeloid hematologic malignancies that will continue to require additional time and significant investment in clinical trials to complete. We also expect to continue to seek regulatory approvals of RYTELO in jurisdictions outside of the United States, such as our MAA submission for RYTELO in the EU. As a result, we expect research and development expenses and selling, general and administrative expenses to increase in future periods as we continue to support the commercialization of RYTELO in the U.S. and further development of RYTELO, including the conduct and completion of IMpactMF, IMproveMF and IMpress, as well as the potential commercialization of RYTELO in the EU, if approved, in lower-risk MDS. In addition, we expect our interest expense to increase due to the draw down of the Tranche A Loan and potential future draw downs of the other Term Loans under the Pharmakon Loan Agreement, if available, as well as the non-cash interest expense related to the Royalty Pharma Agreement.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

A critical accounting policy is one that is both important to the portrayal of our financial condition and results of operations and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While Note 1 of Notes to Consolidated Financial Statements of this Report describes the significant accounting policies used in the preparation of our consolidated financial statements, we believe the following accounting estimates and policies to be critical.

Clinical Trial Accruals

Our current imetelstat clinical trials are being supported by CROs and other vendors. Invoicing from CROs for services rendered can be delayed. We accrue the cost of services rendered in connection with CRO activities, which include, management, monitoring costs, project management costs, and investigator fees. We accrue expenses for clinical trial activities performed by CROs based upon the amount of work completed on each trial. We maintain regular communications with our CROs to assess the reasonableness of our accrual. To date, differences between actual clinical trial expenses and accrued clinical trial expenses recorded have not been material and are adjusted for in the period in which they become known. However, if we incorrectly accrue activity levels associated with the CRO services at a given point in time, we could be required to record material adjustments in future periods.

Revenue Recognition

Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

Product Sales, Net

Product sales revenue is recognized when control has transferred to the customer, which occurs at a point in time, which is typically on delivery to the customer or, in the case of products that are subject to consignment agreements, when the customer removes product from our consigned inventory location for shipment directly to a patient.

Items Deducted from Gross Product Sales

Revenues from sales of products are recorded net of government rebates and rebates under managed care plans and commercial payor contracts, estimated allowances for sales returns, government chargebacks, prompt payment discounts, patient coupon programs, and specialty distributor and wholesaler fees. Calculating certain of these items involves estimates and judgments based on sales or invoice data, contractual terms, historical utilization rates, new information regarding changes in applicable regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates and channel inventory data. We review the adequacy of our provisions for sales deductions on a quarterly basis. Amounts accrued for sales deductions are adjusted when trends or significant events indicate that adjustment is appropriate and to reflect actual experience. The most significant items deducted from gross product sales where we exercise judgment are rebates, sales returns and chargebacks. Actual results may differ from these estimates under different assumptions and conditions. We estimate these potential price adjustments (chargebacks and co-payment assistance) as a reduction (i.e., constraint) to transaction price and recognize a corresponding reserve liability. Variable consideration will be re-evaluated at least on a quarterly basis, and we will continue to re-evaluate variable consideration on an ongoing basis. The amount of variable consideration can vary from period to period because of fluctuations in discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses, penalties, or other similar items.

Interest Expense

The liability related to the Royalty Payments under the Royalty Pharma Agreement and the related revenue interest expense are measured based on our current estimate of the timing and amount of expected future Royalty Payments expected to be paid over the estimated term of the Royalty Pharma Agreement using a discounted cash flow model. The liability is amortized using the effective interest rate method, resulting in recognition of non-cash interest expense over the estimated term of the agreement. Each reporting period, we assess the estimated timing and amount of future expected Royalty Payments over the estimated term. If there are changes to the estimate, we recognize the impact to the liability's amortization schedule and the related non-cash interest expense prospectively. Additionally, the transaction costs associated with the liability will be amortized to non-cash interest expense over the estimated term of the Royalty Pharma Agreement.

Results of Operations

Our results of operations have fluctuated from period to period and may continue to fluctuate in the future. Results of operations for any period may be unrelated to results of operations for any other period. Thus, historical results should not be viewed as indicative of future operating results. In this regard, although we have begun to recognize revenue from RYTELO product sales in the U.S., we are early in the product launch. We expect that our sales revenue may vary significantly from period to period as the launch progresses.

RYTELO is our only product approved for marketing and is approved solely in the U.S. for certain patients with lower-risk MDS. Revenue based on sales of RYTELO is dependent on our ability to successfully commercialize RYTELO in the U.S. and to obtain regulatory approvals to commercialize RYTELO in other jurisdictions and in other indications. We are subject to risks common to companies in our industry and at our stage of development, including, but not limited to, risks inherent in research and development efforts, including the development, manufacture, regulatory approval for and commercialization of RYTELO; uncertainty of non-clinical and clinical trial results or regulatory approvals or clearances; the future development of imetelstat by us and its use by patients generally, including any future efficacy or safety results from clinical or commercial use that may cause the benefit-risk profile of imetelstat to become unacceptable; the uncertain and unpredictable drug research and discovery process; overcoming disruptions and/or delays due to macroeconomic or other global conditions, such as inflation, rising interest rates, prospects of a recession, government shutdowns, further changes in tariffs and other trade restrictions, bank failures and other disruptions to financial systems, civil or political unrest, military conflicts, pandemics or other health crises and supply chain and resource issues; our need for substantial additional capital; enforcement of our patent and proprietary rights; reliance upon our CROs, contract manufacturing organizations, or CMOs, consultants, licensees, investigators and other third parties; and potential competition.

Comparison of the Years Ended December 31, 2024, 2023, and 2022

The following table sets forth our results of operations for the years ended December 31:

	2024	2023	Change $	Change %	2022	Change $	Change %
			(in thousands, except for percentage data)				
Revenues:							
Product revenues, net	$ 76,495	$ —	$ 76,495	100%	$ —	$ —	**
Royalties	499	237	262	111%	596	(359)	(60%)
Total revenues	76,994	237	76,757	**	596	(359)	**
Operating expenses:							
Cost of goods sold	1,256	—	1,256	100%	—	—	**
Research and development	103,738	125,046	(21,308)	(17%)	95,518	29,528	31%
Selling, general and administrative expenses	145,732	69,135	76,597	111%	43,628	25,507	58%
Total operating expenses	250,726	194,181	56,545	29%	139,146	55,035	40%
Interest income	19,607	18,152	1,455	8%	2,529	15,623	618%
Interest expense	(18,504)	(8,312)	(10,192)	123%	(6,882)	(1,430)	21%
Other income and (expense), net	(236)	(23)	(213)	**	1,002	(1,025)	(102%)
Loss on extinguishment of debt	(1,707)	—	(1,707)	100%	—	—	**
Net income (loss)	$(174,572)	$(184,127)	$ 9,555	(5%)	$(141,901)	$ (42,226)	30%

** Not meaningful

Revenues

Product Revenues, net

On June 6, 2024, the FDA approved RYTELO for the treatment of adult patients with low- to intermediate-1 risk myelodysplastic syndromes, or lower-risk MDS, with transfusion-dependent, or TD, anemia requiring four or more red blood cell units over eight weeks who have not responded to or have lost response to or are ineligible for erythropoiesis-stimulating agents, or ESA. To date, our only source of product revenue has been from the U.S. sales of RYTELO, which we began shipping to our customers in June 2024. We did not generate any revenue from product sales prior to June 2024. Total product revenue, net for the twelve months ended December 31, 2024 was approximately $76.5 million. We expect product revenues, net to increase in 2025.

To date, our only source of product revenue has been from the U.S. sales of RYTELO, which we began shipping to our customers in June 2024. Total gross-to-net adjustments for the twelve months ended December 31, 2024 was 14.4% of gross product revenue. The reconciliation of gross product sales to net product sales by each significant category of gross-to-net adjustments was as set forth below for the twelve months ended December 31, 2024. We expect gross-to-net adjustments to be in the range of mid- to high-teen percentages of gross product revenue in 2025.

(in thousands)	Twelve Months Ended December 31, 2024
Gross product revenue	$ 89,418
Gross-to-net adjustments:	
Chargebacks and distributor service fees	(11,772)
Government rebates	(926)
Sales returns and allowances	(225)
Total gross-to-net adjustments	$ (12,923)
Net product revenue	$ 76,495

Royalties

In connection with the divestiture of our human embryonic stem cell assets, including intellectual property and proprietary technology, to Lineage Cell Therapeutics, Inc. (formerly BioTime, Inc. which acquired Asterias Biotherapeutics, Inc.), or Lineage, in 2013, we are entitled to receive royalties on sales from certain research or commercial products utilizing our divested intellectual property.

We recognized royalty revenues of $499,000, $237,000 and $596,000 during the years ended December 31, 2024, 2023 and 2022, respectively. Royalty revenues reflect estimated royalties from sales of cell-based research products from our divested stem cell assets.

Future license fee and royalty revenues are dependent on additional agreements being signed, if any, our current license agreement with Lineage being maintained, and the underlying patent rights for the license remaining active. We expect royalty revenues in 2025 to be lower than 2024 as a result of reduced royalties from sales of cell-based research products from our divested stem cell assets.

Operating Expenses

The following table summarizes our operating expenses, including as a percentage of expenses, for the years ended December 31:

(In thousands)	2024	2023	Change $	Change %	2022	Change $	Change %
Cost of goods sold	$ 1,256	$ —	$ 1,256	100%	$ —	$ —	**
Research and development	103,738	125,046	(21,308)	(17%)	95,518	29,528	31%
Selling, general and administrative	145,732	69,135	76,597	111%	43,628	25,507	58%
Total operating cost and expenses	$ 250,726	$ 194,181	$ 56,545	23%	$ 139,146	$ 55,035	40%

** Not meaningful

Cost of Goods Sold

Cost of goods sold was approximately $1.3 million for the year ended December 31, 2024, respectively, which consisted of costs to manufacture and distribute our marketed product, RYTELO. We began capitalizing inventory upon FDA approval of RYTELO. All product costs incurred prior to FDA approval of RYTELO in June 2024 were expensed as research and development expenses. As a result, the manufacturing costs related to the inventory manufactured prior to receiving FDA approval were expensed in a prior period and are therefore excluded from the cost of goods sold for the year ended December 31, 2024. We estimate our cost of sales related to product revenue as a percentage of net product revenue will continue to be positively affected for the next 18 to 24 months as we sell through certain inventory that was previously expensed prior to FDA approval.

Our cost of goods sold consist of raw materials, third-party manufacturing costs to manufacture the raw materials into finished product, freight, and indirect overhead costs associated with the sale of RYTELO in the U.S.

Research and Development Expenses

During the year ended December 31, 2024, our RYTELO (imetelstat) program and our research discovery program related to potential next generation telomerase inhibitors were the only research and development programs we supported. For these research and development programs, we incur direct external, personnel-related and other research and development costs. For the years ended December 31, 2024, 2023 and 2022, research and development expenses consist of expenses incurred in developing and testing imetelstat and research related to potential next generation telomerase inhibitors. These expenses include, but are not limited to, payroll and personnel expense, lab supplies, non-clinical studies, clinical trials, including support for investigator-led clinical trials, raw materials to manufacture clinical trial supply, manufacturing costs for research and clinical trial materials, sponsored research at other labs, consulting, costs to maintain technology licenses and research-related overhead.

Research and development expenses for the years ended December 31, 2024, 2023 and 2022 were as follows:

(In thousands)	Year Ended December 31,					
	2024		2023		2022	
Direct external research and development expenses:						
Clinical program: Imetelstat	$	68,424	$	86,914	$	65,699
Personnel related expenses		33,411		31,595		24,042
All other research and development expenses		1,903		6,537		5,777
Total	$	103,738	$	125,046	$	95,518

The decrease in research and development expenses in 2024 as compared to 2023, was primarily due to manufacturing and quality costs that were capitalized in the current period, beginning with the third quarter of 2024, due to FDA approval of RYTELO in June 2024, versus being expensed in 2023. The decrease is partially offset by an increase in labor costs due to higher headcount and incentive and stock-based compensation expense recognized due to the vesting of performance-based stock options upon FDA approval. We expect research and development expenses to increase in the future as we support IMpactMF, IMproveMF and IMpress, and continue the long-term treatment and follow-up of remaining patients in IMerge Phase 3.

The increase in research and development expenses in 2023 as compared to 2022 primarily reflects the net result of increased personnel-related expenses for additional headcount and higher consulting costs related to compilation and analysis of data for top-line results and preparations for regulatory submissions in lower-risk MDS, partially offset by decreased manufacturing costs due to the timing of imetelstat manufacturing batches and reduced clinical trial expenses due to declining number of patients in IMerge Phase 3.

A discussion of the risks and uncertainties associated with the development of imetelstat can be found in the sub-sections entitled "Risks Related to the Further Development of RYTELO (Imetelstat)," "Risks Related to the Commercialization of RYTELO" and "Risks Related to Regulatory Approval of RYTELO" in Part II, Item 1A entitled "Risk Factors" and elsewhere in this Report. As a result of these risks and uncertainties, we are unable to determine with any degree of certainty the duration and completion costs of ongoing and potential future imetelstat research and development projects, anticipated completion dates, or when and to what extent we will receive cash inflows from the commercialization and sale of RYTELO in any other jurisdictions or indications we are pursuing or may in the future pursue, if at all.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $145.7 million, $69.1 million, and $43.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The increase in selling, general and administrative expenses in 2024 as compared to 2023 primarily reflects the net result of higher personnel-related expenses of approximately $40.0 million related to increased headcount to support commercial launch of RYTELO in the U.S. and stock-based compensation recognized upon FDA approval of RYTELO due to the vesting of performance-based stock options, as well as increased costs for commercial preparatory activities and launch support of approximately $33.0 million.

The increase in selling, general and administrative expenses in 2023 as compared to 2022 primarily reflects the net result of higher personnel-related expenses of approximately $19.0 million for additional headcount and expenses related to commercial launch readiness, as well as increased costs for commercial preparatory activities of approximately $9.7 million; partially offset by lower legal expenses in 2023 primarily related to $7.0 million that was recorded in the third quarter of 2022 for our portion of the settlement in connection with a class action lawsuit. We expect selling, general and administrative expenses to increase in 2025 as our commercialization activities continue.

Interest Income

Interest income was $19.6 million, $18.2 million, and $2.5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The increase in interest income in 2024 compared to 2023 primarily reflects a larger marketable securities portfolio due to the receipt of net cash proceeds from the underwritten offering completed in March 2024, as well as higher yields from marketable securities purchases. Interest earned in future periods will depend on the size of our marketable securities portfolio and prevailing interest rates.

The increase in interest income in 2023 compared to 2022 primarily reflects a larger marketable securities portfolio, with the receipt of net cash proceeds from the underwritten public offering completed in January 2023 and cash proceeds from warrant exercises in 2023, as well as higher yields from marketable securities purchases. Interest earned in future periods will depend on the size of our marketable securities portfolio and prevailing interest rates.

Interest Expense

Interest expense was $18.5 million, $8.3 million, and $6.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The increase in interest expense in 2024 as compared to 2023 primarily reflects $5.3 million in non-cash interest expense related to the Royalty Pharma Agreement, $2.3 million in Pharmakon Loan Agreement and $2.6 million increase related to the Hercules agreement in comparison to the prior year.

The increase in interest expense in 2023 compared to 2022 primarily reflects rising interest rates and an increased principal debt balance under the Pharmakon Loan and the Royalty Pharma agreements. Interest expense reflects interest owed under the Loan Agreement, interest expense recognized under the Royalty Pharma Agreement, as well as amortization of associated debt issuance costs and debt discounts using the effective interest method and accrual for an end of term charge.

On November 1, 2024, we entered into the Pharmakon Loan Agreement, and in connection with this transaction, all obligations outstanding under the Hercules Loan Agreement were repaid in full on November 1, 2024, upon which the Hercules Loan Agreement was terminated. We expect our interest expense to increase in future periods due to the draw down of the Tranche A Loan and potential future draw downs of the other Term Loans under the Pharmakon Loan Agreement. See Note 9 on Debt in Notes to Consolidated Financial Statements of this Report for additional information.

We accounted for the Royalty Pharma Agreement as a liability financing, primarily because it has significant continuing involvement in generating the future revenue on which the Royalty Payments are based. The liability related to Revenue Participation Right and the related non-cash interest expense are measured based on our current estimate of the timing and amount of expected future Royalty Payments expected to be paid over the estimated term of the Royalty Pharma Agreement using a discounted cash flow model. The liability is amortized using the effective interest rate method, resulting in recognition of non-cash interest expense over the estimated term of the agreement. Each reporting period, we assess the estimated timing and amount of future expected Royalty Payments over the estimated term. If there are changes to the estimate, we recognize the impact to the liability's amortization schedule and the related non-cash interest expense prospectively. Additionally, the transaction costs associated with the liability will be amortized to non-cash interest expense over the estimated term of the Royalty Pharma Agreement. See Note 9 on Debt in Notes to Consolidated Financial Statements of this Report for additional information.

Other (Loss) Income, Net

Other (loss) income, net was a loss of $236,000 for the year ended December 31, 2024, and loss of $23,000 and income of $1.0 million for the years ended December 31, 2023 and 2022, respectively. Net other (loss) income and expense primarily reflects bank charges related to our cash operating accounts and marketable securities portfolio, foreign currency transaction adjustments.

In the second quarter of 2022, we recognized other income of approximately $1.3 million related to the reimbursement of certain legal expenses under our insurance policies. See Note 4 on Fair Value Measurements – Equity Investment in Notes to Consolidated Financial Statements of this Report for additional information about the sales of our equity investment. Net other income also includes bank charges related to our cash operating accounts and marketable securities portfolio.

Gain (Loss) on extinguishment of debt

We recorded a loss on the extinguishment of debt of $1.7 million for the twelve months ended December 31, 2024. This loss is related to the settlement of debt outstanding under the Hercules Loan Agreement. See Note 9 on Debt in Notes to Consolidated Financial Statements of this Report for additional information.

Liquidity and Capital Resources

As of December 31, 2024, we had cash, restricted cash, cash equivalents and marketable securities of $502.9 million, compared to $378.1 million at December 31, 2023. The increase in cash, restricted cash, cash equivalents, and current and noncurrent marketable securities from December 31, 2024 was primarily the result of the receipt of net cash proceeds of $141.0 million from our underwritten public offering in March 2024, after deducting the underwriting discount and other offering expenses paid by us, and $246.1 million net cash proceeds received under the Pharmakon Loan Agreement and Royalty Pharma Agreement in November 2024.

On March 21, 2024, we completed an underwritten public offering consisting of 41,999,998 shares of our common stock and a pre-funded warrant to purchase 8,002,668 shares of our common stock. All of the securities were issued separately. The offering price of the common stock was $3.00 per share. The offering price of the 2024 pre-funded warrant was $2.99 per share. The 2024 pre-funded warrant has an exercise price of $0.001 per share and may be exercised at any time until it is exercised in full. As of December 31, 2024, the 2024 pre-funded warrant had not been exercised. The net cash proceeds from this offering were approximately $141.0 million, after deducting the underwriting discount and other offering expenses paid by us, and excluding any future proceeds from the exercise of the 2024 pre-funded warrant. See Note 10 on Stockholders' Equity in Notes to Condensed Consolidated Financial Statements of this Report for additional information about the underwritten offering completed in March 2024.

On November 1, 2024, we entered into the Pharmakon Loan Agreement. We drew the Tranche A Loan of $125.0 million on November 1, 2024, a portion of which was utilized to repay all outstanding indebtedness associated with the Hercules Loan Agreement. The Pharmakon Loan Agreement provides two additional committed term loan tranches, the Tranche B Loan and the Tranche C Loan, in principal amounts of $75.0 million and $50.0 million, respectively, subject to customary conditions to fund and, in the case of the Tranche C Loan, achieving certain minimum net sales milestone. The Tranche B Loan and the Tranche C Loan may be requested on or prior to December 31, 2025. The Term Loans mature on November 1, 2029. The Term Loans bear interest at a variable rate per annum equal to 5.75% plus three-month SOFR with a SOFR floor of 3.00%. See Note 9 on Debt in Notes to Consolidated Financial Statements of this Report for additional information on the Pharmakon Loan Agreement.

On November 1, 2024, we entered into the Royalty Pharma Agreement with Royalty Pharma. Pursuant to the Royalty Pharma Agreement, we received $125.0 million, or the Purchase Price, in exchange for which Royalty Pharma obtained the right to receive the Royalty Payments. The Royalty Payments to Royalty Pharma are capped, such that they will cease upon reaching a multiple of 1.65 times the Purchase Price if Royalty Pharma receives Royalty Payments in that amount in respect of net sales occurring on or before June 30, 2031, or upon reaching a multiple of 2.0 times the Purchase Price thereafter. There are no other royalties payable on RYTELO, which was developed internally and is exclusively owned by Geron. See Note 9 on Debt in Notes to Consolidated Financial Statements of this Report for additional information on the Royalty Pharma Agreement.

In 2024, warrants to purchase 1,071,981 shares of our common stock were exercised for net cash proceeds of approximately $1.4 million. The warrants were issued in connection with underwritten public offerings of our common stock in 2020 and 2022.

On January 10, 2023, we completed an underwritten public offering of 68,007,741 shares of our common stock and a pre-funded warrant to purchase 25,000,000 shares of our common stock, or the 2023 pre-funded warrant. The net cash proceeds from this offering were approximately $213.3 million, after deducting the underwriting discount and other offering expenses paid by us.

On November 1, 2023, we entered into an At Market Issuance Sales Agreement, or the 2023 Sales Agreement, with B. Riley Securities, pursuant to which we may elect to issue and sell shares of our common stock having an aggregate offering price of up to $100.0 million in such quantities and on such minimum price terms as we set from time to time through B. Riley Securities as our sales agent. We have agreed to pay B. Riley Securities an aggregate commission equal to up to 3.0% of the gross proceeds of the sales under the agreement. To date, no sales of common stock have occurred under the 2023 Sales Agreement.

We have an investment policy to invest our cash in liquid, investment-grade securities, such as interest-bearing money market funds, certificates of deposit, U.S. Treasury securities, municipal securities, government and agency securities, corporate notes and commercial paper. Our investment portfolio does not contain securities with exposure to sub-prime mortgages, collateralized debt obligations, asset-backed securities or auction rate securities and, to date, we have not recognized any other-than-temporary impairment charges on our marketable securities or any significant changes in aggregate fair value that would impact our cash resources or liquidity. To date, we have not experienced lack of access to our invested cash and cash equivalents; however, access to our invested cash and cash equivalents may be impacted by adverse conditions in the financial and credit markets.

Financing Strategy

We may, from time to time, consider additional funding through a combination of new collaborative arrangements, strategic alliances, and additional equity and debt financings or from other sources. We will continue to manage our capital structure and consider all financing opportunities, whenever they may occur, that could strengthen our long-term liquidity profile. Any such capital transactions may or may not be similar to transactions in which we have engaged in the past. There can be no assurance that any such financing opportunities will be available on acceptable terms, if at all.

Future Funding Requirements

Successful drug development and commercialization requires significant amounts of capital. As of December 31, 2024, we had approximately $502.9 million in cash, cash equivalents, restricted cash and marketable securities. Based on our current operating plans and assumptions, we believe that our existing cash, cash equivalents, and marketable securities, together with anticipated net revenues from U.S. sales of RYTELO, will be sufficient to fund our projected operating requirements for the foreseeable future. However, if we do not generate net revenues from commercial sales of RYTELO at the levels we anticipate, if we experience unforeseen events or choose to make other investments in our business, or our assumptions regarding our projected operating expenses are otherwise incorrect, we may require additional funding, which could include a combination of public or private equity offerings, debt financings (including additional tranches under the Pharmakon Loan Agreement, if available), collaborations, strategic alliances, licensing arrangements or marketing and distribution arrangements, which may not be possible. For example, changes in our operations, such as increased development, manufacturing and clinical trial expenses, or our undertaking of additional programs, business activities, or entry into strategic transactions, including potential future acquisitions of products, technologies or businesses, may cause our operating expenses to increase, perhaps significantly, which could require us to raise additional funding. If adequate funds are not available to us when we need them, our RYTELO commercialization efforts may be adversely affected and we may be unable to pursue further development of imetelstat, which would severely harm our business and we might cease operations.

Despite FDA approval of RYTELO in June 2024, the outcome of any clinical activities and/or regulatory approval process is highly uncertain, and we cannot reasonably estimate whether our future development activities may succeed, whether we will obtain regulatory approval for RYTELO in the EU for lower-risk MDS, or in any other jurisdictions or indications we are pursuing or may in the future pursue, or whether we will be able to effectively commercialize RYTELO in the U.S. for lower-risk MDS or in any other potential jurisdiction or indication, if at all. We may never recoup our investment in any RYTELO development, which would adversely affect our financial condition and our business and business prospects, and might cause us to cease operations. In addition, our plans and timing expectations could be further delayed or interrupted by the effects of macroeconomic or other global conditions, including those resulting from inflation, rising interest rates, prospects of a recession, government shutdowns, further changes in tariffs and other trade restrictions, bank failures and other disruptions to financial systems, civil or political unrest, military conflicts, pandemics or other health crises and supply chain and resource issues. Further, our future capital requirements are difficult to forecast and will depend on many factors, including:

- the accuracy of the assumptions underlying our estimates for our capital needs;

- the level of sales and market acceptance of RYTELO;

- the scope, progress, timing, magnitude and costs of non-clinical and clinical development, manufacturing and commercialization of RYTELO, including potential commercialization in the EU for lower-risk MDS, if approved, or in any other jurisdictions or other indication we may pursue, subject to clearances and approvals by the FDA and similar international regulatory authorities;

- delays or disruptions in opening sites, screening and enrolling patients or treating and following patients, in our current or any potential future clinical trials of RYTELO;

- the costs, timing and outcomes of regulatory reviews or other regulatory actions related to RYTELO, including with respect to our MAA submission for RYTELO in the EU for lower-risk MDS;

- the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims;

- the costs of manufacturing, developing, commercializing and marketing RYTELO, including with respect to third-party vendors and service providers and our ability to achieve any meaningful reduction in manufacturing costs;

- the sales price for RYTELO;

- the availability of coverage and adequate third-party reimbursement for RYTELO;

- the extent to which we acquire or in-license other drugs and technologies, or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions, or to which we out-license RYTELO;

- the extent to which we are able to enter into and conduct successful arrangements with third parties, including for the commercialization and marketing of RYTELO in any regions outside of the U.S., if approved for commercialization in such regions;

- the extent and scope of our selling, general and administrative expenses, including expenses associated with potential future litigation;

- our level of indebtedness and associated debt service obligations;

- the costs of maintaining and operating facilities in California and New Jersey, as well as higher expenses for travel;

- macroeconomic or other global conditions that may reduce our ability to access equity or debt capital or other financing on preferable terms, which may adversely affect future capital requirements and forecasts; and

- the costs of enabling our personnel to work remotely, including providing supplies, equipment and technology necessary for them to perform their responsibilities.

In the event we need to raise additional capital to fund our business, including pursuant to the 2023 Sales Agreement with B. Riley Securities, Inc., the Tranche B Loan and the Tranche C Loan under the Pharmakon Loan Agreement, which are subject to certain funding conditions, capital lease transactions or other financing sources, such additional capital may not be available on acceptable terms, or at all. We may be unable to raise equity capital, or may be forced to do so at a stock price or on other terms that could result in substantial dilution of ownership for our stockholders. The receptivity of the public and private debt and equity markets to proposed financings has been substantially affected by uncertainty in the general economic, market and political climate due to the effects of macroeconomic or other global conditions, such as inflation, rising interest rates, prospects of a recession, government shutdowns, further changes in tariffs and other trade restrictions, bank failures and other disruptions to financial systems, civil or political unrest, military conflicts, pandemics or other health crises and supply chain and resource issues, and may in the future be affected by other factors which are unpredictable and over which we have no control. These effects have increased market volatility and could result in a significant long-term disruption of global financial markets, which could reduce or eliminate our ability to raise additional funds through financings, and could negatively impact the terms upon which we may raise those funds. Similarly, these macroeconomic conditions have created extreme volatility and disruption in the capital markets and is expected to have further global economic consequences. If the equity and credit markets deteriorate, including as a result of macroeconomic or other global conditions, such as inflation, rising interest rates, prospects of a recession, government shutdowns, further changes in tariffs and other trade restrictions, bank failures and other disruptions to financial systems, civil or political unrest, military conflicts, pandemics or other health crises and supply chain and resource issues, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. If we are unable to effectively commercialize RYTELO, or raise additional capital, if needed, or establish alternative collaborative arrangements with third-party collaborative partners for RYTELO, when needed, the development and commercialization of RYTELO may be further delayed, altered or abandoned, which might cause us to cease operations.

In addition, we may seek additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Due to uncertainty in the general economic, market and political climate, we may determine that it is necessary or appropriate to raise additional funds proactively to meet longer-term anticipated operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, including pursuant to the 2023 Sales Agreement, your ownership interest as a stockholder may be diluted, and the terms may include liquidation or other preferences that materially and adversely affect your rights as a stockholder. In addition, we have borrowed, and in the future may borrow, additional capital from institutional and commercial banking sources to fund clinical development and our future growth, including pursuant to our Pharmakon Loan Agreement or potentially pursuant to new arrangements with different lenders. We may borrow funds on terms under agreements, such as our Pharmakon Loan Agreement, that include restrictive covenants, including covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Moreover, if we raise additional funds through alliance, collaborative or licensing arrangements with third parties, we may have to relinquish valuable rights to RYTELO or our technologies or grant licenses on terms that are not favorable to us.

Cash Flows Used In Operating Activities

Net cash used in operating activities was $218.6 million, $167.7 million and $127.4 million in 2024, 2023 and 2022, respectively. The increase in net cash used in operating activities in 2024 and 2023 primarily reflects an increase in net loss to $174.6 million , adjusted for non-cash items including stock based compensation expense related to employees and directors stock awards.

Cash Flows Used In/Provided By Investing Activities

Net cash used in investing activities was $106.0 million in 2024, primarily reflects decreased purchases of marketable securities, as well as increased proceeds from maturities of marketable securities. Net cash used in investing activities was $180.3 million and net cash provided by investing activities was $62.1 million in 2023 and 2022, respectively, which primarily reflects a higher rate of purchases than maturities of marketable securities.

Cash Flows from Financing Activities

Net cash provided by financing activities in 2024, 2023 and 2022 was $334.4 million, $362.0 million, and $87.3 million, respectively. Financing activities in 2024 primarily reflect an underwriting offering of 41,999,998 shares of common stock and a pre-funded warrant to purchase 8,002,668 shares in March 2024. The net cash proceeds from the March 2024 offering were approximately $141.0 million, after deducting the underwriting discount and other offering expenses paid by us, and $246.1 million net cash proceeds received under the Pharmakon Loan Agreement and Royalty Pharma Agreement.

Material Cash Requirements

Our material cash requirements in the short- and long-term consist of the following operational and manufacturing expenditures, a portion of which contain contractual or other obligations. We currently plan to fund our material cash requirements with our current financial resources together with net revenues from sales of RYTELO; however, if we do not generate sufficient funds from commercial sales of RYTELO, if we experience unforeseen events or choose to make other investments in our business, or our assumptions regarding our projected operating expenses are otherwise incorrect, we may require additional funding to fund our material cash requirements, which could include a combination of additional equity and debt financings, new collaborative arrangements, strategic alliances, or from other sources.

Operating expenditures

Our primary uses of cash and operating expenses relate to paying employees and consultants, commercializing RYTELO, administering clinical trials, ensuring an adequate supply of RYTELO (imetelstat), and providing technology and facility infrastructure to support our operations. Our research and development expenses in 2024 were $103.7 million, and we expect our investment in research and development expenses to increase in 2025. Our selling, general and administrative expenses were $145.7 million in 2024, and we expect our selling, general, and administrative expenses to increase in 2025 to support our commercial growth. On a long-term basis, we plan to manage future cash requirements relative to our long-term business plans.

Contractual Obligations

Our operating expenditures primarily consist of our obligations under commercial purchase commitments related to our manufacturing and supply agreements for RYTELO and operating leases.

RYTELO requires long lead times to manufacture. Therefore, we make substantial and often long-term investments in our supply chain in order to ensure we have enough drug product to meet potential future commercialization requirements, as well as clinical trial needs.

We have engaged third-party contract manufacturers and have re-established our own manufacturing supply chain to manufacture and supply quantities of RYTELO that meet applicable regulatory standards for current and potential future clinical trials and commercial uses. Related to those contract manufacturing agreements, we have commercial purchase commitments for approximately $131.4 million in the aggregate as of December 31, 2024. These purchase commitments can vary based on the commercial demand of RYTELO and are binding based on future manufacturing needs.

The leases for our office facilities in New Jersey and California contain rate escalations and options for us to extend the leases. Our operating expenditures primarily consist of our obligations under operating leases. The aggregate amount of future operating lease payments over the term of our leases is $3.2 million as of December 31, 2024. Refer to Note 8 on Operating Leases in Notes to Consolidated Financial Statements of this Report for additional detail of our lease obligations.

As of December 31, 2024, we have a long-term principal debt balance of $125.0 million in principal debt outstanding related to the Pharmakon Loan Agreement.

On November 1, 2024, we entered into the Pharmakon Loan Agreement, and in connection with this transaction, all obligations outstanding under the Hercules Loan Agreement were repaid in full on November 1, 2024, upon which the Hercules Loan Agreement was terminated. We expect our interest expense to increase in future periods due to the draw down of the Tranche A Loan and potential future draw downs of the other Term Loans under the Pharmakon Loan Agreement. See Note 9 on Debt in Notes to Consolidated Financial Statements of this Report for additional information on the Pharmakon Loan Agreement.

On November 1, 2024, we entered into the Royalty Pharma Agreement, pursuant to which we received an upfront payment of $125.0 million, or the Purchase Price, and Royalty Pharma obtained the right to receive Royalty Payments on future U.S. net sales of RYTELO for each calendar quarter during the term of the agreement. We are obligated to make Royalty Payments each quarter based on U.S. net sales of RYTELO at the royalty rates set forth in the agreement, which Royalty Payments are not determinable at this time, until the date when the aggregate Royalty Payments equal or exceed 1.65 times the Purchase Price, if this occurs by June 30, 2031, or the date when the aggregate Royalty Payments equal or exceed 2.0 times the Purchase Price. See Note 9 on Debt in Notes to Consolidated Financial Statements of this Report for additional information on the Royalty Pharma Agreement.

In the normal course of business, we enter into agreements with CROs for clinical trials and with other vendors for preclinical research studies, investigator-led trials and other services and products for operating purposes. We have not considered these commitments to be contractual obligations since the contracts are generally cancelable at any time by us upon less than 180 days' prior written notice. We also have certain in-license agreements that require us to pay milestones to such third parties upon achievement of certain development, regulatory or commercial milestones. Amounts related to contingent milestone payments are not considered contractual obligations as they are contingent on the successful achievement of certain development, regulatory approval and commercial milestones, which may not be achieved.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our market risk disclosures contains forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to credit risk and interest rate risk. We do not use derivative financial instruments for speculative or trading purposes.

Credit Risk. We currently place our cash, restricted cash, cash equivalents and marketable securities with multiple financial institutions in the United States. Deposits with banks may exceed the amount of insurance provided on such deposits. While we monitor the cash balances in our operating accounts and adjust the cash balances as appropriate, these cash balances could be impacted if the underlying financial institutions fail or could be subject to other adverse conditions in the financial markets. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents and marketable securities. Cash equivalents and marketable securities currently consist of money market funds, U.S. government-sponsored enterprise securities, commercial paper and corporate notes. Our investment policy, approved by the audit committee of our board of directors, limits the amount we may invest in any one type of investment issuer, thereby reducing credit risk concentrations. We limit our credit and liquidity risks through our investment policy and through regular reviews of our portfolio against our policy. To date, we have not experienced any loss or lack of access to cash in our operating accounts or to our cash equivalents and marketable securities in our investment portfolio. The effect of a hypothetical decrease of 1% in the average yield earned on our cash equivalents and marketable securities would have resulted in an immaterial impact on our interest income for the year ended December 31, 2024.

Interest Rate Risk. The primary objective of our investment activities is to manage our marketable securities portfolio to preserve principal and liquidity while maximizing the return on the investment portfolio through the full investment of available funds without significantly increasing risk. To achieve this objective, we primarily invest in widely diversified investments with fixed interest rates, which carry a degree of interest rate risk. Fixed rate securities may have their fair value adversely impacted due to a rise in interest rates. Due in part to these factors, our future interest income may fall short of expectations due to changes in market conditions and in interest rates or we may suffer losses in principal if forced to sell securities which may have declined in fair value due to changes in interest rates. The fair value of our cash equivalents and marketable securities at December 31, 2024 was $502.9 million. These investments include $50.2 million of cash equivalents which are due in less than 90 days, $327.6 million of short-term investments which are due in less than one year and $94.5 million of long-term investments which are due in one to two years. We primarily invest our marketable securities portfolio in securities with at least an investment grade rating to minimize interest rate and credit risk as well as to provide for an immediate source of funds. Although changes in interest rates may affect the fair value of the marketable securities portfolio and cause unrealized gains or losses, such gains or losses would not be realized unless the investments are sold. Due to the nature of our investments, which are primarily money market funds, U.S. government-sponsored enterprise securities, commercial paper and corporate notes, we have concluded that there is no material interest rate risk exposure and a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio.

We are exposed to risks associated with changes in interest rates in connection with our term loans. On November 1, 2024, we entered into a loan agreement (the "Loan Agreement") with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership (each, a "Lender"), which are investment funds managed by Pharmakon Advisors, LP, and BioPharma Credit PLC, as collateral agent, which provides for a 5-year senior secured term loan facility of up to $250.0 million, divided into three committed tranches: (i) a Tranche A Loan in an aggregate principal amount of $125.0 million (the "Tranche A Loan") which was funded on November 1, 2024 (the "Tranche A Closing Date"); (ii) a Tranche B Loan in an aggregate principal amount of $75.0 million (the "Tranche B Loan") which is available, subject to certain limited conditions, at the Company's option; and (iii) a Tranche C Loan in an aggregate principal amount of $50.0 million (the "Tranche C Loan", and together with the Tranche A Loan and the Tranche B Loan, collectively, the "Term Loans") which is available to us upon reaching a specified trailing twelve-month RYTELO™ revenue milestone. The Term Loans mature on November 1, 2029 (the "Maturity Date"). The Term Loans bear interest at a variable rate per annum equal to 5.75% plus three-month Secured Overnight Financing Rate ("SOFR") with a SOFR floor of 3.00%. As of inception of the Tranche A Loan, the interest rate applicable to the Tranche A Loan was 10.32%. Interest is due and payable quarterly on the last day of each quarter with the first payment due on December 31, 2024. The Loan Agreement requires we pay an amount equal to 2.50% of the Lenders' total committed amount to fund the Term Loans, payable with respect to each Term Loan on the funding date of such Term Loan. Based on our current indebtedness of $125.0 million under the Term Loans as of December 31, 2024, a 1.0% change in the SOFR would increase net interest expense on our current indebtedness by approximately $6.0 million.

Foreign Currency Risk. We may be exposed to fluctuations in foreign currencies with regard to certain agreements with service providers. Depending on the strengthening or weakening of the United States dollar, realized and unrealized currency may fluctuate. Management has determined that these fluctuations would not have a material impact on the financial statements.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following financial statements and the related notes thereto, of Geron Corporation and its consolidated subsidiaries, and the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP, are filed as a part of this Report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Geron Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Geron Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024 and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition - net product revenue

Description of the Matter	As described in Note 1 to the financial statements, the Company sells its sole product, RYTELO, through third party distributors and specialty pharmacies. The third party distributors subsequently resell the product through their related specialty pharmacy providers to patients and health care providers. Product revenue from RYTELO sales is recorded net of variable consideration related to government rebates and rebates under managed care plans and commercial payor contracts, estimated allowances for sales returns, government chargebacks, prompt payment discounts, patient coupon programs, and specialty distributor and wholesaler

fees, upon delivery of the product to the customers. Variable consideration is recorded at the time the related product revenue is recognized or in the same period that the related product revenue is recognized. For the period ended December 31, 2024, the Company has recorded gross product revenue of $89.4 million and net product revenue of $76.5 million, net of total gross-to-net adjustments of $12.9 million.

Auditing the Company's product revenue was challenging, specifically related to the effort required to audit third party distributors and specialty pharmacies sales activity to assess whether items deducted from gross product sales were complete and properly accounted for in the estimation of variable consideration. This involved assessing estimates and judgments based on sales or invoice data, contractual terms, historical utilization rates, new information regarding changes in applicable regulations and guidelines that would impact the amount of the actual rebates, expectations regarding future utilization rates and channel inventory data.

How We Addressed the Matter in Our Audit

Our audit procedures over the Company's product revenue from third party distributors and specialty pharmacies included, among others, performing analytical procedures to detect and investigate potential anomalies within the data. We also examined the terms and conditions for a sample of new or amended contracts with third party distributors to ensure appropriate revenue recognition treatment. We also confirmed the terms and conditions of contracts directly with a sample of third party distributors, to identify any potential side agreements and terms impacting the appropriateness of revenue recognized. In addition, we obtained written representations from the Company's personnel that oversee the commercial operations regarding the completeness of the terms and conditions reported to the Company's legal and accounting departments.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1992.
San Jose, California
February 26, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Geron Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Geron Corporation's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Geron Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
 San Jose, California
 February 26, 2025

GERON CORPORATION

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 79,016	$ 70,023
Restricted cash	1,860	1,115
Marketable securities	327,550	263,676
Accounts receivable, net	35,946	—
Interest and other receivables	2,853	1,655
Inventory	38,714	—
Prepaid and other current assets	5,053	4,879
Total current assets	490,992	341,348
Noncurrent marketable securities	94,519	43,298
Property and equipment, net	1,310	1,177
Operating leases, right-of-use assets	2,881	3,556
Deposits and other assets	4,079	4,697
	$ 593,781	$ 394,076
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 8,595	$ 6,161
Accrued compensation and benefits	22,808	13,759
Operating lease liabilities	974	949
Liability related to sale of future royalties	20,372	—
Accrued liabilities	35,549	40,308
Debt	—	46,893
Total current liabilities	88,298	108,070
Noncurrent operating lease liabilities	2,266	3,006
Noncurrent liability related to sale of future royalties	104,421	—
Noncurrent debt	118,476	35,051
Total liabilities	313,461	146,127
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value; 3,000,000 shares authorized; no shares issued and outstanding at December 31, 2024 and 2023	—	—
Common stock, $0.001 par value; 1,350,000,000 shares authorized; 606,387,666 and 544,912,215 shares issued and outstanding at December 31, 2024 and 2023, respectively	606	545
Additional paid-in capital	2,051,794	1,844,988
Accumulated deficit	(1,772,341)	(1,597,769)
Accumulated other comprehensive gain	261	185
Total stockholders' equity	280,320	247,949
	$ 593,781	$ 394,076

See accompanying notes.

GERON CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2024	2023	2022
	(In thousands, except share and per share data)		
Revenues:			
Product revenue, net	$ 76,495	$ -	$ -
License fees and royalties	499	237	596
Operating expenses:			
Cost of goods sold	1,256	—	—
Research and development	103,738	125,046	95,518
Selling, general and administrative	145,732	69,135	43,628
Total operating expenses	250,726	194,181	139,146
Loss from operations	(173,732)	(193,944)	(138,550)
Interest income	19,607	18,152	2,529
Interest expense	(18,504)	(8,312)	(6,882)
Other income (expense), net	(236)	(23)	1,002
Loss on extinguishment of debt	(1,707)	—	—
Net loss	$ (174,572)	$ (184,127)	$ (141,901)
Basic and diluted net loss per share	$ (0.27)	$ (0.32)	$ (0.37)
Shares used in computing basic and diluted net loss per share	646,033,247	570,645,405	380,784,846

See accompanying notes.

GERON CORPORATION

STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,					
		2024		**2023**		**2022**
				(In thousands)		
Net loss	$	(174,572)	$	(184,127)	$	(141,901)
Net unrealized loss (gain) on marketable securities		88		431		(68)
Foreign currency translation adjustments		(12)		(27)		22
Comprehensive loss	$	(174,496)	$	(183,723)	$	(141,947)

See accompanying notes.

GERON CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Gain (Loss)	Total Stockholders' Equity
	Shares	Amount				
			(In thousands, except share data)			
Balances at December 31, 2021	323,731,591	$ 324	$ 1,398,006	$ (1,271,741)	$ (173)	126,416
Net loss	—	—	—	(141,901)	—	(141,901)
Other comprehensive loss	—	—	—	—	(68)	(68)
Foreign currency translation adjustment	—	—	—	—	22	22
Issuance of common stock, pre-funded warrant and warrants to purchase common stock in public offering, net of issuance costs of $5,066	53,333,334	53	69,863	—	—	69,916
Issuance of common stock in connection with exercise of warrants	11,663,387	12	15,151	—	—	15,163
Stock-based compensation related to issuance of common stock and options in exchange for services	15,962	—	264	—	—	264
Issuances of common stock under equity plans	1,518,250	1	2,184	—	—	2,185
Stock-based compensation for equity-based awards to employees and directors	—	—	8,001	—	—	8,001
Balances at December 31, 2022	390,262,524	390	1,493,469	(1,413,642)	(219)	79,998
Net loss	—	—	—	(184,127)	—	(184,127)
Other comprehensive gain	—	—	—	—	431	431
Foreign currency translation adjustment	—	—	—	—	(27)	(27)
Issuance of common stock, pre-funded warrant and warrants to purchase common stock in public offering, net of issuance costs of $14,507	68,007,741	68	213,269	—	—	213,337
Issuance of common stock in connection with exercise of warrants	77,349,858	78	105,834	—	—	105,912
Stock-based compensation related to issuance of common stock and options in exchange for services	36,864	1	828	—	—	829
Issuances of common stock under equity plans	9,255,228	8	13,062	—	—	13,070
Stock-based compensation for equity-based awards to employees and directors	—	—	18,526	—	—	18,526
Balances at December 31, 2023	544,912,215	545	1,844,988	(1,597,769)	185	247,949
Net loss	—	—	—	(174,572)	—	(174,572)
Other comprehensive gain	—	—	—	—	88	88
Foreign currency translation adjustment	—	—	—	—	(12)	(12)
Issuance of common stock, pre-funded warrant and warrants to purchase common stock in public offering, net of issuance costs of $9,271	41,999,998	42	140,687	—	—	140,729
Issuance of common stock in connection with exercise of warrants	1,071,981	1	1,393	—	—	1,394
Stock-based compensation related to issuance of common stock and options in exchange for services	8,351	—	134	—	—	134
Issuances of common stock under equity plans	18,395,121	18	32,665	—	—	32,683
Stock-based compensation for equity-based awards to employees and directors	—	—	31,927	—	—	31,927
Balances at December 31, 2024	606,387,666	$ 606	$ 2,051,794	$ (1,772,341)	$ 261	$ 280,320

See accompanying notes.

GERON CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2024	**2023**	**2022**
	(In thousands)		
Cash flows from operating activities:			
Net loss	$ (174,572)	$ (184,127)	$ (141,901)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	546	442	288
Accretion and amortization on investments, net	(9,683)	(11,150)	(965)
Amortization of debt issuance costs/debt discount	(3,108)	1,088	1,327
Payment on royalty agreement	(2,186)		
Non-cash interest expense on liabilities for sales of future royalties	5,345	—	—
Loss of extinguishment of debt	1,707	—	—
Stock-based compensation for services by non-employees	135	828	264
Stock-based compensation for employees and directors	31,185	18,526	8,001
Amortization of right-of-use assets	675	591	580
Increase in allowance for doubtful accounts	(251)	—	—
Changes in assets and liabilities:			
Inventory	(37,971)	—	—
Accounts receivable, net	(35,695)	—	—
Interest and other receivables	(1,198)	1,490	(1,381)
Prepaid expenses and other assets	(175)	(886)	(2,630)
Deposit and other assets	618	692	(594)
Accounts payable	2,435	(4,029)	3,503
Accrued compensation and benefits	9,049	2,224	3,435
Accrued liabilities	(4,759)	7,208	3,266
Operating lease liabilities	(715)	(640)	(572)
Net cash used in operating activities	(218,618)	(167,743)	(127,379)
Cash flows from investing activities:			
Purchases of property and equipment	(680)	(830)	(431)
Purchases of marketable securities	(476,932)	(475,594)	(258,007)
Proceeds from maturities of marketable securities	371,608	296,102	320,505
Net cash provided by (used in) investing activities	(106,004)	(180,322)	62,067
Cash flows from financing activities:			
Proceeds from issuances of common stock from equity plans	32,683	13,072	2,185
Proceeds from issuance of common stock and warrants in public offering, net of paid issuance costs	140,729	213,337	69,916
Proceeds from exercise of warrants	1,394	105,912	15,163
Proceeds from sale of future royalties	125,000	—	—
Proceeds from debt financing, net of paid debt issuance costs and debt discounts	121,120	29,700	—
Repayment of debt	(86,554)	—	—
Net cash provided by financing activities	334,372	362,021	87,264
Net effect of exchange rates on cash, cash equivalents and restricted cash	(12)	(27)	22
Net increase in cash, cash equivalents and restricted cash	9,738	13,929	21,974
Cash, cash equivalents and restricted cash at the beginning of the period	71,138	57,209	35,235
Cash, cash equivalents and restricted cash at the end of the period	$ 80,876	$ 71,138	$ 57,209

See accompanying notes.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The terms "Geron", the "Company", "we" and "us" as used in this report refer to Geron Corporation, which was incorporated in the State of Delaware on November 28, 1990, and its wholly-owned subsidiaries, Geron UK Limited, or Geron UK, a United Kingdom company, and Geron Netherlands B.V., or Geron Netherlands, a Netherlands company. Geron UK was incorporated in September 2021, and its operations commenced in January 2022. Geron Netherlands was incorporated in February 2023, and its operations commenced in June 2023. The Company's first-in-class telomerase inhibitor, RYTELO™ (imetelstat), was approved by the U.S. Food and Drug Administration, or FDA, on June 6, 2024 for the treatment of certain adult patients with low- to intermediate-1 risk myelodysplastic syndromes, or lower-risk MDS, and is under development for the treatment of other hematologic malignancies.

Principles of Consolidation

The consolidated financial statements include the accounts Geron Corporation and its wholly-owned subsidiaries, Geron UK and Geron Netherlands. We have eliminated intercompany accounts and transactions. We prepare the financial statements of Geron UK and Geron Netherlands using the local currency as the functional currency. We translate the assets and liabilities of Geron UK and Geron Netherlands at rates of exchange at the balance sheet date and translate income and expense items at average monthly rates of exchange. Foreign currency translation adjustments are included in accumulated other comprehensive income (loss), a separate component of stockholders' equity, on our consolidated balance sheets.

Net Loss Per Share

Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of shares of common stock outstanding for the periods presented without consideration of potential common shares. In April 2022, we entered into an underwriting agreement in connection with a public offering of our common stock, pursuant to which we issued a pre-funded warrant to purchase 18,095,238 shares of our common stock, also known as the 2022 pre-funded warrant, together with accompanying warrants to purchase shares of our common stock. In May 2020, we entered into an underwriting agreement in connection with a public offering of our common stock, pursuant to which we issued a pre-funded warrant to purchase 8,335,239 shares of our common stock, or the 2020 pre-funded warrant, together with accompanying warrants to purchase shares of our common stock. The 2022 pre-funded warrant and 2020 pre-funded warrant each are exercisable immediately at an exercise price of $0.001 per share. In January 2023, we completed an underwritten public offering of 68,007,741 shares of our common stock and a pre-funded warrant to purchase 25,000,000 shares of our common stock, or the 2023 pre-funded warrant. In March 2024, we completed an underwritten public offering of 41,999,998 shares of our common stock and a pre-funded warrant to purchase 8,002,668 shares of our common stock, or the 2024 pre-funded warrant. We included the 2023 pre-funded warrant, the 2022 pre-funded warrant and the 2020 pre-funded warrant in the computation of basic net loss per share, as applicable, since their exercise price is negligible, and they may be exercised at any time. See Note 10 on Stockholders' Equity for further discussion of our public offerings.

Diluted net income per share would be calculated by adjusting the weighted-average number of shares of common stock outstanding for the dilutive effect of additional shares of common stock that would have been outstanding if potentially dilutive securities had been issued, as determined using the treasury-stock method. Potential dilutive securities consist of outstanding stock options and warrants to purchase our common stock. Diluted net loss per share excludes potential dilutive securities for all periods presented as their effect would be anti-dilutive. Accordingly, basic and diluted net loss per share is the same for all periods presented in the accompanying consolidated statements of operations. Since we incurred a net loss for 2024, 2023, and 2022, the diluted net loss per share calculation excludes potential dilutive securities of 77,369,889, 75,458,854 and 145,726,765 shares, respectively, related to outstanding stock options and warrants, as their effect would have been anti-dilutive.

Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to accrued liabilities, revenue recognition, fair value of marketable securities and equity investments, operating leases, right-of-use assets, lease liabilities, income taxes, and stock-based compensation. We base our estimates on historical experience and on various other market specific and relevant assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue Recognition

We recognize revenue in accordance with the provisions of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, or Topic 606. In determining the appropriate amount and timing of revenue to be recognized under this guidance, we perform the following five steps: (i) identify the contract(s) with our customer; (ii) identify the promised goods or services in the agreement and determine whether they are performance obligations, including whether they are distinct in the context of the agreement; (iii) measure the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations based on stand-alone selling prices; and (v) recognize revenue when (or as) we satisfy each performance obligation. We recognize shipping and handling costs as an expense in cost of goods sold when we transfer control to a customer. Revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

A performance obligation is a promise in an agreement to transfer a distinct good or service to the customer and is the unit of account in Topic 606. Significant management judgment is required to determine the level of effort required and the period over which completion of the performance obligations is expected under an agreement. If reasonable estimates regarding when performance obligations are either complete or substantially complete cannot be made, then revenue recognition is deferred until a reasonable estimate can be made. Revenue is then recognized over the remaining estimated period of performance using the cumulative catch-up method.

We allocate the total transaction price to each performance obligation based on the estimated relative stand-alone selling prices of the promised goods or services underlying each performance obligation. Estimated selling prices for license rights are calculated using an income approach model and include the following key assumptions, judgments and estimates: the development timeline, revenue forecast, commercialization expenses, discount rate and probabilities of technical and regulatory success.

We distribute RYTELO in the U.S. through third party distributors and specialty pharmacies who are our customers. The third party distributors subsequently resell our product through their related specialty pharmacy providers to patients and health care providers. Separately, we have or may enter into payment arrangements with various third-party payors including pharmacy benefit managers, private healthcare insurers and government healthcare programs who provide coverage and reimbursement for our product that have been prescribed to a patient.

Following is a description of the principal activities from which we generate revenue. License fees and royalty revenue primarily represent amounts earned under agreements that out-license our technology to various companies. To date, our only source of product revenue has been from the U.S. sales of RYTELO, which we began shipping to our customers in June 2024. See Note 2 on Revenue Recognition.

Product Sales, Net

Product sales revenue is recognized when control has transferred to the customer, which occurs at a point in time, which is typically on delivery to the customer or, in the case of products that are subject to consignment agreements, when the customer removes product from our consigned inventory location for shipment directly to a patient.

Items Deducted from Gross Product Sales

Revenues from sales of products are recorded net of government rebates and rebates under managed care plans and commercial payor contracts, estimated allowances for sales returns, government chargebacks, prompt payment discounts, patient coupon programs, and specialty distributor and wholesaler fees. Calculating certain of these items involves estimates and judgments based on sales or invoice data, contractual terms, historical utilization rates, new information regarding changes in applicable regulations and guidelines that would impact the amount of the actual rebates, our expectations regarding future utilization rates and channel inventory data. We review the adequacy of our provisions for sales deductions on a quarterly basis. Amounts accrued for sales deductions are adjusted when trends or significant events indicate that adjustment is appropriate and to reflect actual experience. The most significant items deducted from gross product sales where we exercise judgment are rebates, sales returns and chargebacks.

Net Product Revenues

Our net product revenues are recognized, net of variable consideration related to certain allowances and accruals, at the time our customers obtain control of our product, which is generally upon delivery to our customers. We use the expected value method, which is the sum of probability-weighted amounts in a range of possible consideration amounts to estimate variable consideration and consideration payable to parties other than our customers related to our product sales.

We record reserves, based on contractual terms, for components related to product sold during the reporting period, as well as our estimate of product that remains in the distribution channel inventory at the end of the reporting period that we expect will be sold to qualified healthcare providers. On a quarterly basis, we update our estimates and record any needed adjustments in the period we identify the adjustments.

We sell RYTELO to our customers at wholesale acquisition cost, and calculate product revenue from RYTELO sales, net of variable consideration and consideration payable to parties other than our customers. Variable consideration and consideration payable to parties other than our customers consists of estimates related to the following categories:

Other Allowances

We pay fees for distribution services, such as fees for certain data that customers provide to us. We estimate our customers will earn these fees and deduct these fees from gross product revenues and accounts receivable at the time we recognize the related revenues.

Discounts for Prompt Payment

We provide for prompt payment discounts to our customers, which are recorded as a reduction in gross product revenue in the same period that the related product revenue is recognized.

Product Returns

We offer customers the right to return products if they are damaged, defective, or expired, as defined in customer agreements. We estimate product returns considering experience from similar products in the market, historical return patterns, sales data, and inventory levels in the distribution channel. These estimates are recorded as a reduction in gross product revenue at the time of sale. Once products are returned, they are destroyed; we do not record a right of return asset.

Chargebacks

Chargebacks occur when our contracted customers, mainly federal agencies that can purchase off the Federal Supply Schedule and Public Health Service 340B covered entities, buy directly from our distributors and wholesalers at discounted prices. The distributors and wholesalers then charge us the difference between their purchase price and the discounted price. We estimate chargebacks considering the terms of the applicable arrangement and our visibility regarding utilization. These chargebacks are recorded in the same period as the related revenue, reducing our net product revenue and receivables. We typically issue credits for these amounts within a few weeks of notification.

Government Rebates

We are subject to discount obligations under government programs. Reserves for rebates payable under these government programs are recorded in the same period as gross product revenue, reducing our gross product revenue and creating a liability in accrued liabilities. Major rebates include those from the Medicare and Medicaid programs. Estimates for rebates are made considering statutory discount rates and expected utilization. These estimates are updated each period with actual claims and other current information, taking into account historical data, comparable products and other considerations.

Co-payment Assistance

We offer co-payment assistance to patients with commercial insurance that have coverage and reside in states that allow co-payment assistance. We estimate the average co-payment assistance amounts for our products based on expected customer demographics and record any such amounts within accrued expenses and a reduction to product revenue.

License Agreements

We previously entered into several license agreements with various oncology, diagnostics, research tools and biologics production companies, whereby we granted certain rights to our non-imetelstat related technologies. Under these agreements, non-refundable upfront fees and annual license maintenance fees were considered fixed consideration, while milestone payments and royalties were identified as variable consideration. Since June 30, 2021, no active license agreements remain. The license related to our specialized oligonucleotide backbone chemistry, as well as patent rights covering the synthesis of monomers, the building blocks of oligonucleotides, terminated effective April 2021.

In connection with the divestiture of our human embryonic stem cell assets, including intellectual property and proprietary technology, to Lineage Cell Therapeutics, Inc. (formerly BioTime, Inc. which acquired Asterias Biotherapeutics, Inc.) in 2013, we are entitled to receive royalties on sales of certain research or commercial products utilizing our divested intellectual property.

Licenses of Intellectual Property

If we determine the license to intellectual property is distinct from the other performance obligations identified in the agreement and the licensee can use and benefit from the license, we recognize revenue from non-refundable upfront fees allocated to the license upon the completion of the transfer of the license to the licensee. For such licenses, we recognize revenue from annual license maintenance fees upon the start of the new license period. For licenses that are bundled with other performance obligations, we assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue from non-refundable upfront fees or annual license maintenance fees. At each reporting date, we reassess the progress and, if necessary, adjust the measure of performance and related revenue recognition.

Milestone Payments

At the inception of each agreement that includes milestone payments, we evaluate whether the milestones are considered probable of being achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant revenue reversal would not occur, the value of the associated milestone is included in the transaction price. For milestones that we do not deem to be probable of being achieved, the associated milestone payments are fully constrained and the value of the milestone is excluded from the transaction price with no revenue being recognized. For example, milestone payments that are not within our control, such as regulatory-related accomplishments, are not considered probable of being achieved until those accomplishments have been communicated by the relevant regulatory authority. Once the assessment of probability of achievement becomes probable, we recognize revenue for the milestone payment. At each reporting date, we assess the probability of achievement of each milestone under any current agreements.

Royalties

For agreements with sales-based royalties, including milestone payments based on the level of sales, where the license is deemed to be the predominant item to which the royalties relate, we recognize revenue at the later of (a) when the related sales occur, or (b) when the performance obligation, to which some or all of the royalty has been allocated, has been satisfied (or partially satisfied). At each reporting date, we estimate the sales incurred by each licensee during the reporting period based on historical experience and accrue the associated royalty amount.

Interest Expense

The liability related to the Royalty Pharma Agreement and the related interest expense are measured based on our current estimate of the timing and amount of expected future Royalty Payments expected to be paid over the estimated term of the Royalty Pharma Agreement using a discounted cash flow model. The liability is amortized using the effective interest rate method, resulting in recognition of non-cash interest expense over the estimated term of the agreement. Each reporting period, we assessed the estimated timing and amount of future expected Royalty Payments over the estimated term. If there are changes to the estimate, we recognize the impact to the liability's amortization schedule and the related non-cash interest expense prospectively. Additionally, the transaction costs associated with the liability will be amortized to non-cash interest expense over the estimated term of the Royalty Pharma Agreement.

Fair Value of Financial Instruments

Cash Equivalents and Marketable Securities

We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. We are subject to credit risk related to our cash equivalents and marketable securities. Our marketable debt securities include U.S. Treasury securities, municipal securities, government-sponsored enterprise securities, commercial paper and corporate notes.

We classify our marketable debt securities as available for sale. We record available for sale debt securities at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss) in stockholders' equity. Realized gains and losses are included in interest income and are derived using the specific identification method for determining the cost of securities sold and have been insignificant to date. Dividend and interest income are recognized when earned and included in interest income on our consolidated statements of operations. If an available-for-sale security's fair value is less than its amortized cost basis, we evaluate whether the decline is the result of a credit loss, in which case an impairment is recorded through an allowance for credit losses. We have not recorded any allowances for credit losses on our available-for-sale securities for the years ended December 31, 2024 and 2023 as we have not identified any unrealized losses for these securities attributable to credit factors. See Note 4 on Fair Value Measurements.

Restricted Cash

Restricted cash consists of funds maintained in separate money market or certificate of deposit accounts for credit card purchases.

Accounts Receivable

In general, accounts receivable consists of amounts due from customers, net of customer allowances for cash discounts, product returns, and chargebacks. Accounts receivable are stated net of an allowance that reflects our current estimate of credit losses expected to occur over the life of the receivable. In developing our allowance for expected credit losses, we use assumptions to capture the risk of loss, even if remote, based on a number of factors including existing contractual payment terms, individual customer circumstances, historical payment patterns of our customers, a review of the local economic environment and its potential impact on expected future customer payment patterns. The payment terms on our trade receivables are relatively short. As a result, our collection risk is mitigated to a certain extent by the fact that sales are collected in a relatively short period of time, allowing for the ability to reduce exposure on defaults if collection issues are identified. We update our allowance as necessary to reflect expected credit losses over the remaining lives of the accounts receivable for outstanding trade receivables that are past due, have known disputes or have experienced any negative credit events that may result in future collectability issues. We do not currently expect our current or future exposures to credit losses to have a significant impact on us. The estimated allowance for expected credit losses was not material as of December 31, 2024, nor were the changes to the allowance during any of the periods presented.

Inventory

Inventory is recorded at the lower of cost or net realized value, with cost determined under the weighted average method. Inventory costs include third-party contract manufacturing, third-party packaging services, freight, salaries, wages and stock-based compensation for personnel involved in the manufacturing process, and indirect overhead costs. We periodically review our inventories to identify obsolete, slow moving, excess or otherwise unsaleable items. If obsolete, slow moving, excess or unsaleable items are observed and there are no alternate uses for the inventory, we record a write-down to net realizable value. The determination of net realizable value requires judgment including consideration of many factors, such as estimates of future product demand, product net selling prices, current and future market conditions and potential product obsolescence, among others. Prior to regulatory approval, we expensed costs associated with the manufacture of a product candidate to research and development expense unless we are reasonably certain such costs have future commercial use and net realizable value. Since we consider attaining regulatory approval of a product candidate to be highly uncertain and difficult to predict, we expect only in rare instances that pre-launch inventory will be capitalized, if at all.

We began capitalizing inventory related to RYTELO in the quarter ended June 30, 2024, as we received approval of RYTELO on June 6, 2024, and the related costs were expected to be recoverable through the commercialization of RYTELO.

Cost of Goods Sold

Cost of goods sold includes the cost of producing and distributing inventories that are related to product revenue during the respective period, including salary related and stock-based compensation expense for employees involved with production and distribution, freight, and indirect overhead costs. Cost of goods sold may also include costs related to excess or obsolete inventory adjustment charges, abnormal costs, unabsorbed manufacturing and overhead costs, and manufacturing variances. For the twelve months ended December 31, 2024, other than packaging costs, substantially all of our RYTELO inventory sold had a zero-cost basis as it was recorded as research and development expenses prior to the FDA's approval.

Research and Development Expenses

Research and development expenses currently consist of expenses incurred in developing and testing imetelstat and research related to potential next generation telomerase inhibitors. These expenses include, but are not limited to, payroll and personnel expense, lab supplies, non-clinical studies, clinical trials, including support for investigator-led clinical trials, raw materials to manufacture clinical trial drugs, manufacturing costs for research and clinical trial materials, sponsored research at other labs, consulting, costs to maintain technology licenses and research-related overhead.

Our current RYTELO (imetelstat) clinical trials are being supported by contract research organizations, or CROs, and other vendors. We accrue expenses for clinical trial activities performed and managed by CROs based upon the amount of work completed on each trial. Expenses are recorded based on contracted amounts agreed to with our CROs and through monthly reporting provided by CROs. We monitor activities conducted and managed by the CROs to the extent possible through internal reviews, review of contractual terms and correspondence with CROs. We record expense on the best information available at the time. However, additional information may become available to us which may require us to record adjustments to research and development expenses in future periods.

Depreciation and Amortization

We record property and equipment at cost and calculate depreciation using the straight-line method over the estimated useful lives of the assets, generally four years. Leasehold improvements are amortized over the shorter of the estimated useful life or remaining term of the lease.

Stock-Based Compensation

We maintain various stock incentive plans under which stock options and restricted stock awards can be granted to employees, non-employee directors and consultants. We also have an employee stock purchase plan for all eligible employees. We recognize stock-based compensation expense based on grant-date fair values of service-based stock options on a straight-line basis over the requisite service period, which is generally the vesting period. For performance-based stock options with vesting based on the achievement of certain strategic milestones, stock-based compensation expense is recognized over the period from the date the performance condition is determined to be probable of occurring through the date the applicable condition is expected to be met and is reduced for estimated forfeitures, as applicable. If the performance condition is not considered probable of being achieved, no stock-based compensation expense is recognized until such time as the performance condition is considered probable of being met, if at all. If the assessment of probability of the performance condition changes, the impact of the change in estimate would be recognized in the period of the change. The determination of grant-date fair values for our service-based and performance-based stock options and employee stock purchases using the Black-Scholes option pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. The grant-date fair value for service-based restricted stock or restricted stock unit awards is determined using the fair value of our common stock on the date of grant. We evaluate whether an adjustment to the assumptions of fair value of our common stock and historical volatility are required if observed prices of our common stock materially differ from historical information.

We measure share-based payments to non-employees based on the grant-date fair value of the equity awards to be issued. We recognize stock-based compensation expense for the fair value of the vested portion of non-employee stock-based awards on our consolidated statements of operations. For additional information, see Note 10 on Stockholders' Equity.

Leases

At the inception of an arrangement, we determine whether the arrangement is or contains a lease based on the unique facts and circumstances present. Operating leases are included in operating leases, right-of-use assets and lease liabilities on our consolidated balance sheets. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease liabilities and their corresponding right-of-use assets are recorded based on the present value of remaining lease payments over the expected lease term. The present value of remaining lease payments within the 12 months following the balance sheet date are classified as current lease liabilities. The present value of lease payments not within the 12 months following the balance sheet date are classified as noncurrent lease liabilities. The interest rate implicit in lease contracts is typically not readily determinable. As such, to calculate the net present value of lease payments, we apply our incremental borrowing rate, which is the estimated rate to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment as of the lease commencement date. We may adjust the right-of-use assets for certain adjustments, such as initial direct costs paid or incentives received. In addition, we include any options to extend or terminate the lease in the expected lease term when it is reasonably certain that we will exercise any such option. Lease expense is recognized on a straight-line basis over the expected lease term.

For lease agreements entered into after January 1, 2019 that include lease and non-lease components, such components are generally accounted for separately. We have also elected not to recognize on our consolidated balance sheets leases with terms of one year or less.

Debt Issuance Costs and Debt Discounts

Debt issuance costs include legal fees, accounting fees, and other direct costs incurred in connection with the execution of our debt financing. Debt discounts represent costs paid to the lenders. Debt issuance costs and debt discounts are deducted from the carrying amount of the debt liability and are amortized to interest expense over the term of the related debt using the effective interest method.

Accumulated Other Comprehensive Gain (Loss)

Accumulated other comprehensive gain (loss) includes certain changes in stockholders' equity which are excluded from net income (loss). Accumulated other comprehensive loss on our consolidated balance sheets as of December 31, 2024 and 2023, respectively, is comprised of net unrealized losses on marketable securities and cumulative translation adjustments.

Income Taxes

We maintain deferred tax assets and liabilities that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and are subject to tests of recoverability. Our deferred tax assets include net operating loss carryforwards, federal and state tax credits and capitalized research and development. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Our net deferred tax asset has been fully offset by a valuation allowance because of our history of losses. Any potential accrued interest and penalties related to unrecognized tax benefits would be recorded as income tax expense.

Segment Information

Our chief executive officer represents our chief operating decision maker. We view our operations as a single segment, the development of therapeutic products for oncology. As a result, the financial information disclosed herein materially represents all of the financial information related to our principal operating segment. For additional information, see Note 13 on Segment Reporting.

Recent Accounting Pronouncements

New Accounting Pronouncements – Issued But Not Yet Adopted

In December 2023, the Financial Standards Accounting Board (FASB) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (ASU 2023-09), which requires issuers to make additional discloses on an annual basis related to specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold on an annual basis, disclose additional information about income taxes paid as well as other disaggregated disclosures. ASU 2023-09 is effective for the Company as of January 1, 2025 for annual periods. We are evaluating the impact of this ASU on our consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in ASU 2024-03 address investor requests for more detailed expense information and require additional disaggregated disclosures in the notes to financial statements for certain categories of expenses that are included on the face of the income statement. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. We are evaluating the impact of this ASU on our consolidated financial statements.

New Accounting Pronouncements – Issued and Adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (ASU 2023-07), which requires issuers to make additional disclosures with respect to segment expenses, including required disclosure on an annual and interim basis for significant segment expenses and other segment items. The improved disclosure requirements apply to all public entities that are required to report segment information, including those with only one reportable segment. ASU 2023-07 also permits the disclosure of more than one measure of a segment's profit or loss. ASU 2023-07 is effective for the Company as of January 1, 2024 for annual periods and as of January 1, 2025 for interim periods. We adopted the guidance in the annual period ended December 31, 2024. There was no impact on our reportable segments identified and additional required disclosures have been included in Note 13. We view our operations as a single segment. See Note 13 on Segment Reporting.

Other recent accounting pronouncements issued by the FASB did not or are not believed by management to have a material impact on our financial statements.

2. REVENUE RECOGNITON

Net Product Revenue

To date, our only source of product revenue has been from the U.S. sales of RYTELO, which we began shipping to our customers in June 2024. The reconciliation of gross product sales to net product sales by each significant category of gross-to-net adjustments was as follows for the twelve months ended December 31, 2024:

(in thousands)	Twelve Months Ended December 31, 2024
Gross product revenue	$ 89,418
Gross-to-net adjustments:	
Chargebacks and distributor service fees	(11,772)
Government rebates	(926)
Sales returns and allowances	(225)
Total gross-to-net adjustments	$ (12,923)
Net product revenue	$ 76,495

3. INVENTORY

All of our inventories are related to the manufacturing of RYTELO. The following table presents our inventory as of December 31, 2024:

(in thousands)	As of December 31, 2024
Raw materials	$ 4,904
Work-in-process	30,093
Finished goods	3,717
Total inventory	$ 38,714

4. FAIR VALUE MEASUREMENTS

Cash Equivalents, Restricted Cash and Marketable Securities

Cash equivalents, restricted cash and marketable securities by security type at December 31, 2024 were as follows:

(In thousands)		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
Included in cash and cash equivalents:								
Money market funds	$	45,215	$	—	$	—	$	45,215
Commercial paper		4,978		—		(1)		4,977
	$	50,193	$	—	$	(1)	$	50,192
Restricted cash:								
Money market fund	$	1,587	$	—	$	—	$	1,587
Certificate of deposit		273		—		—		273
	$	1,860	$	—	$	—	$	1,860
Marketable securities:								
U.S. Treasury securities (due in less than one year)	$	7,937	$	22	$	—	$	7,959
U.S. Treasury securities (due in one to two years)		22,620		1		(11)		22,610
Government-sponsored enterprise securities (due in less than one year)		8,741		7		—		8,748
Commercial paper (due in less than one year)		180,131		150		(56)		180,225
Corporate notes (due in less than one year)		130,361		284		(27)		130,618
Corporate notes (due in one to two years)		72,000		6		(97)		71,909
	$	421,790	$	470	$	(191)	$	422,069

Cash equivalents, restricted cash and marketable securities by security type at December 31, 2023 were as follows:

(In thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Included in cash and cash equivalents:								
Money market funds	$	16,815	$	—	$	—	$	16,815
	$	16,815	$	—	$	—	$	16,815
Restricted cash:								
Money market fund	$	843	$	—	$	—	$	843
Certificate of deposit		272		—		—		272
	$	1,115	$	—	$	—	$	1,115
Marketable securities:								
U.S. Treasury securities (due in less than one year)	$	26,752	$	95	$	—	$	26,847
U.S. Treasury securities (due in one to two years)		2,877		17		—		2,894
Government-sponsored enterprise securities (due in less than one year)		86,250		43		(92)		86,201
Government-sponsored enterprise securities (due in one to two years)		13,598		72		—		13,670
Commercial paper (due in less than one year)		102,270		31		(33)		102,268
Corporate notes (due in less than one year)		48,409		14		(63)		48,360
Corporate notes (due in one to two years)		26,628		130		(24)		26,734
	$	306,784	$	402	$	(212)	$	306,974

Cash equivalents and marketable securities with unrealized losses that have been in a continuous unrealized loss position for less than 12 months and 12 months or longer at December 31, 2024 and 2023 were as follows:

(In thousands)	Less Than 12 Months		12 Months or Greater		Total	
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
As of December 31, 2024:						
U.S. Treasury securities (due in less than one year)	$ 18,593	$ (10)	$ —	$ —	$ 18,593	$ (10)
Commercial paper (due in less than one year)	66,076	(56)	—	—	66,076	(56)
Corporate notes (due in less than one year)	31,549	(26)	1,993	(1)	33,542	(27)
Corporate notes (due in one to two years)	53,506	(98)	—	—	53,506	(98)
	$ 169,724	$ (190)	$ 1,993	$ (1)	$ 171,717	$ (191)
As of December 31, 2023:						
Government-sponsored enterprise securities (due in less than one year)	$ 69,377	$ (92)	$ —	$ —	$ 69,377	$ (92)
Commercial paper (due in less than one year)	58,622	(33)	—	—	58,622	(33)
Corporate notes (due in less than one year)	34,567	(63)	—	—	34,567	(63)
Corporate notes (due in one to two years)	3,952	(23)	—	—	3,952	(23)
	$ 166,518	$ (211)	$ —	$ —	$ 166,518	$ (211)

The gross unrealized losses related to U.S. Treasury securities, municipal securities, government-sponsored enterprise securities, commercial paper and corporate notes as of December 31, 2024 and 2023 were due to changes in interest rates and not credit risk. If an available-for-sale security's fair value is less than its amortized cost basis, we evaluate whether the decline is the result of a credit loss, in which case an impairment is recorded through an allowance for credit losses. We have not recorded any allowances for credit losses on our available-for-sale securities for the years ended December 31, 2024 and 2023 as we have not identified any unrealized losses for these securities attributable to credit factors. Our exposure to unrealized losses may increase in the future due to the economic pressures or uncertainties associated with local or global economic recessions as a result of ongoing geopolitical events, such as the current military conflict between Ukraine and Russia, as well as recent and potential future disruptions in access to bank deposits or lending commitments due to bank failure. We do not intend to sell the investments and it is not more likely that not that we will be required to sell the investments before recovery of their amortized cost basis, which may be maturity.

Fair Value on a Recurring Basis

We categorize financial instruments recorded at fair value on our consolidated balance sheets based upon the level of judgment associated with inputs used to measure their fair value. The categories are as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3—Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Below is a description of the valuation methodologies used for financial instruments measured at fair value on our consolidated balance sheets, including the category for such financial instruments.

Money market funds and certificates of deposit are categorized as Level 1 within the fair value hierarchy as their fair values are based on quoted prices available in active markets. Commercial paper, U.S. Treasury securities, municipal securities, government-sponsored enterprise securities and corporate notes are categorized as Level 2 within the fair value hierarchy as their fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows.

The embedded derivatives are classified within Level 3 of the fair value hierarchy. See Note 9 on Debt.

Liability Related to the Sale of Future Royalties

We determined the fair value of the liability related to the sale of future royalties based on our current estimates of future royalties expected to be paid to Royalty Pharma over the life of the arrangement, which are considered Level 3. See Note 9 on Debt.

There were no transfers between Level 1, Level 2, and Level 3 during the periods presented.

The following table presents information about our financial instruments that are measured at fair value on a recurring basis as of December 31, 2024 and 2023 and indicates the fair value category assigned.

(In thousands)	Fair Value Measurements at Reporting Date Using			
	Level 1	Level 2	Level 3	Total
As of December 31, 2024:				
Money market funds[(1)(2)]	$ 46,802	$ —	$ —	$ 46,802
Certificate of deposit[(2)]	273	—	—	273
U.S. Treasury securities[(3)(4)]	—	30,570	—	30,570
Government-sponsored enterprise securities[(3)]	—	8,748	—	8,748
Commercial paper[(3)]	—	185,201	—	185,201
Corporate notes[(3)(4)]	—	202,527	—	202,527
Total	$ 47,075	$ 427,046	$ —	$ 474,121
As of December 31, 2023:				
Money market funds[(1)(2)]	$ 17,658	$ —	$ —	$ 17,658
Certificate of deposit[(2)]	272	—	—	272
U.S. Treasury securities[(3)(4)]	—	29,742	—	29,742
Government-sponsored enterprise securities[(3)(4)]	—	99,872	—	99,872
Commercial paper[(3)]	—	102,268	—	102,268
Corporate notes[(3)(4)]	—	75,092	—	75,092
Total	$ 17,930	$ 306,974	$ —	$ 324,904

(1) Included in cash and cash equivalents on our consolidated balance sheets.

(2) Included in restricted cash on our consolidated balance sheets.

(3) Included in current portion of marketable securities on our consolidated balance sheets.

(4) Included in noncurrent portion of marketable securities on our consolidated balance sheets.

Credit Risk

We currently place our cash, restricted cash, cash equivalents and marketable securities with multiple institutions in the United States. Generally, these deposits may be redeemed upon demand and therefore, bear minimal risk. Deposits with banks may exceed the amount of insurance provided on such deposits. Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash equivalents and marketable securities. Cash equivalents and marketable securities currently consist of money market funds, government-sponsored enterprise securities, U.S. Treasury securities, municipal securities, commercial paper and corporate notes. Our investment policy, approved by the audit committee of our board of directors, limits the amount we may invest in any one type of investment issuer, thereby reducing credit risk concentrations. However, we are exposed to credit risk in the event of default by the financial institutions holding our cash and cash equivalents to the extent recorded in our consolidated balance sheets. We have not experienced any losses in such accounts and we believe that we are not exposed to significant credit risk of our financial position at the depository institutions in which those deposits are held. As of December 31, 2024 four customers accounted for 100% of our gross accounts receivable: McKesson Financial Center, which accounted for 43% of our gross accounts receivable; ASD Specialty Healthcare LLC, which accounted for 38% of our gross accounts receivable; Cardinal Health Inc., which accounted for 17% of our gross accounts receivable; and Sina Drug, which accounted for 2% of our gross accounts receivable.

5. PROPERTY AND EQUIPMENT

Property and equipment, stated at cost, is comprised of the following:

	December 31,	
(In thousands)	2024	2023
Furniture and computer equipment	$ 2,878	$ 2,273
Leasehold improvements	129	135
	3,007	2,408
Less accumulated depreciation and amortization	(1,697)	(1,231)
	$ 1,310	$ 1,177

6. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

	December 31,	
(In thousands)	2024	2023
CRO and clinical trial costs	$ 18,968	$ 23,541
Manufacturing activities	11,839	14,629
Professional legal and accounting fees	475	556
Interest payable	2,186	768
Other	2,081	814
	$ 35,549	$ 40,308

7. COMMITMENTS AND CONTINGENCIES

Purported Securities Lawsuits

We are not currently a party to any material pending legal proceedings. However, in 2020, three securities class action lawsuits were filed against us and certain of our officers. One of the lawsuits was voluntarily dismissed, and final judgment with respect to the other two lawsuits was entered in October 2023. In 2020 and 2021, seven shareholder derivative actions were filed in a number of courts, naming as defendants certain of our then current officers and certain of our then current and former members of our board. All seven of the shareholder derivative actions were dismissed with prejudice. There is no liability outstanding with respect to these lawsuits as of December 31, 2024, because they were fully settled during the year ended December 31, 2023.

While we have settled these lawsuits, it is possible that additional lawsuits might be filed, or allegations might be received from stockholders, with respect to these same or other matters and also naming us and/or our officers and directors as defendants. Such lawsuits and any other related lawsuits are subject to inherent uncertainties, and the actual defense and disposition costs will depend upon many unknown factors. We could be forced to expend significant resources in the defense of any additional lawsuits, and we may not prevail. Monitoring, initiating and defending against legal actions is time-consuming for our management, is likely to be expensive and may detract from our ability to fully focus our internal resources on our business activities. We could be forced to expend significant resources in any potential future lawsuits, and we may not prevail in such lawsuits. Additionally, we may not be successful in having any such lawsuits dismissed or settled within the limits of our insurance coverage. Expenses associated with any potential future lawsuits could be material to our consolidated financial statements if we do not prevail in the defense of such lawsuits, or even if we do prevail. We have not established any reserve for any potential liability relating to any potential future lawsuits. It is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages.

Indemnifications to Officers and Directors

Our corporate bylaws require that we indemnify our directors, as well as those who act as directors and officers of other entities at our request, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to Geron. In addition, we have entered into separate indemnification agreements with each of our directors and officers which provide for indemnification of these directors and officers under similar circumstances and under additional circumstances. The indemnification obligations are more fully described in our bylaws and the indemnification agreements. We purchase standard insurance to cover claims or a portion of the claims made against our directors and officers. Since a maximum obligation is not explicitly stated in our bylaws or in our indemnification agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot be reasonably estimated.

Severance Plan

We have adopted two severance plans that apply to all of our employees who are not subject to performance improvement plans, one plan covering employees above the Senior Vice President level, i.e., executives, and all other employees hired before January 1, 2022, and the other plan covering all non-executive employees hired on or after January 1, 2022. The severance plans provide for, among other benefits: (i) a severance payment upon a Change of Control Triggering Event and Separation from Service and (ii) a severance payment for each non-executive employee upon a Non-Change of Control Triggering Event and Separation from Service. As defined in the severance plans, a Change of Control Triggering Event and Separation from Service requires a "double trigger" where: (i) an employee is terminated by us without cause in connection with a change of control or within 12 months following a change of control provided, however, that if an employee is terminated by us in connection with a change of control but immediately accepts employment with our successor or acquirer, the employee will not be eligible for the benefits outlined in the plans, (ii) an employee resigns because in connection with a change of control, the offered terms of employment (new or continuing) by us or our successor or acquirer within 30 days after the change of control results in a material change in the terms of employment, or (iii) after accepting (or continuing) employment with us after a change of control, an employee resigns within 12 months following a change of control due to a material change in the terms of employment. Under the severance plans, a Non-Change of Control Triggering Event and Separation from Service is defined as an event where an employee is terminated by us without cause. Severance payments range from three to 18 months of base salary in connection with a Change of Control Triggering Event or from six weeks to 12 months of base salary in connection with a Non-Change of Control Triggering Event, as well as a pro-rata portion of the employee's annual target bonus, depending on the employee's position with us, payable in a lump sum payment, and monthly COBRA payments for the severance period. The severance plans also provide that they shall not supersede the provisions of any individual employment agreements entered into between us and our employees, and that the employees with such agreements will be entitled to whichever benefits are greater under the severance plan or their employment agreement. A copy of the severance plan covering our executive officers is filed as an exhibit to this Report. As of December 31, 2024, all our executive officers have employment agreements with severance provisions and will receive the greater severance benefits of their agreements or those in the severance plan applicable to them.

8. OPERATING LEASES

New Jersey Office Space Lease

In April 2019, we entered into an operating lease agreement for office space located at 3 Sylvan Way, Parsippany, New Jersey, or the New Jersey Lease. The initial term of the New Jersey Lease is 11 years with an option to extend for an additional five years and a one-time option to terminate the New Jersey Lease without cause as of the 103rd month anniversary of the commencement date of the lease. The New Jersey Lease commenced on October 1, 2019, upon our control of the office space on that date. Based on the initial term of the New Jersey Lease of 11 years, the right-of-use asset and corresponding operating lease liability was approximately $2.4 million, which represented the present value of lease payments over the initial lease term, net of a seven-month rent abatement period, using an incremental borrowing rate of 8% based on information available as of October 1, 2019. As of December 31, 2024, the New Jersey Lease makes up $1.4 million of our total right-of-use asset balance. Under the New Jersey Lease, we are also obligated to pay certain variable expenses separately from the base rent, including electricity and common area maintenance. Such costs are being expensed in the period they are incurred. As of December 31, 2024, the remaining lease term for the New Jersey Lease is 5.8 years.

California Office Space Lease

In October 2019, we entered into an operating lease agreement for office space located at 919 East Hillsdale Boulevard, Foster City, California, or the Foster City Lease. The initial term of the Foster City Lease is 87 months with an option to extend for an additional five years.

The Foster City Lease commenced on March 10, 2020, upon the substantial completion of all tenant improvements. As of the lease commencement date, the right-of-use asset and corresponding operating lease liability was approximately $3.4 million, which represented the present value of remaining lease payments using an incremental borrowing rate of 7% over the initial lease term of 87 months, net of a three-month rent abatement period. As of December 31, 2024, the Foster City Lease makes up $1.4 million of our total right-of-use asset balance. Under the Foster City Lease, we are also obligated to pay certain variable expenses separately from the base rent, including taxes and common area maintenance. Such costs are considered non-lease components and have been excluded from the calculation of the right-of-use asset and corresponding operating lease liability and are being expensed in the period they are incurred. As of December 31, 2024, the remaining lease term for the Foster City Lease is 2.5 years.

The components of lease costs included in operating expenses on our consolidated statements of operations for the New Jersey Lease, and the Foster City Lease were as follows:

	Year Ended December 31,		
(In thousands)	2024	2023	2022
Operating lease costs	$ 987	$ 962	$ 944
Variable lease costs [1]	261	344	310
Total lease costs	$ 1,248	$ 1,306	$ 1,254

(1) Variable lease costs represent non-lease components, such as common area maintenance charges.

The undiscounted future non-cancellable lease payments under the New Jersey Lease and the Foster City Lease as of December 31, 2024 were as follows (in thousands):

2025	$	1,014
2026		1,040
2027		716
2028		376
2029		383
Thereafter		292
Total lease payments		3,821
Less: imputed interest		(581)
Total	$	3,240

9. DEBT

Hercules Loan Agreement

On September 30, 2020, we, Hercules Capital, Inc., or Hercules, and Silicon Valley Bank, or SVB, entered into a term loan facility, or the Term Loan, for up to $75.0 million, which was amended in August 2021, or the Original Loan Agreement. On June 30, 2022, we entered into a second amendment to the Original Loan Agreement. Under the second amendment, the aggregate principal amount available to us increased from $75.0 million to $125.0 million, with such principal being available in a series of tranches, subject to certain terms and conditions. Over the course of the Term Loan, we had drawn down a total of $80.0 million.

All obligations outstanding under the Hercules Loan Agreement, amounting to $86.5 million, were repaid in full on November 1, 2024, upon which the Hercules Loan Agreement was terminated and all liens on our assets granted in connection with the Hercules Loan Agreement were released.

Pharmakon Loan Agreement

On November 1, 2024, we entered into a loan agreement, or the Pharmakon Loan Agreement, with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, each, a Lender, which are investment funds managed by Pharmakon Advisors, LP, and BioPharma Credit PLC, as collateral agent, that provides for a 5-year senior secured term loan facility of up to $250.0 million, divided into three committed tranches: (i) a Tranche A Loan in an aggregate principal amount of $125.0 million, or the Tranche A Loan, which was funded on November 1, 2024, or the Tranche A Closing Date; (ii) a Tranche B Loan in an aggregate principal amount of $75.0 million, or the Tranche B Loan, which is available, subject to certain limited conditions, at our option; and (iii) a Tranche C Loan in an aggregate principal amount of $50.0 million, or the Tranche C Loan, and together with the Tranche A Loan and the Tranche B Loan, collectively, the Term Loans, which is available to us upon reaching a specified trailing twelve-month RYTELO revenue milestone. The Tranche B Loan and the Tranche C Loan, once available, may be requested on or prior to December 31, 2025. A portion of the proceeds from the Tranche A Loan were used to repay, in full, all amounts owed under the Hercules Loan Agreement, which was terminated effective November 1, 2024. The remaining proceeds will be used to fund our general corporate and working capital requirements.

The Term Loans mature on November 1, 2029. The Term Loans bear interest at a variable rate per annum equal to 5.75% plus the three-month Secured Overnight Financing Rate, or SOFR, with a SOFR floor of 3.00%. As of inception of the Tranche A Loan, the interest rate applicable to the Tranche A Loan was 10.32%. Interest is due and payable quarterly on the last day of each quarter with the first payment due on December 31, 2024. The Pharmakon Loan Agreement requires we pay an amount equal to 2.50% of the Lenders' total committed amount to fund the Term Loans, payable with respect to each Term Loan on the funding date of such Term Loan.

We may elect to prepay the Term Loans in part or in whole prior to the Maturity Date with such prepayments being subject to a prepayment premium equal to the principal amount so prepaid multiplied by 3% if made prior to the 3rd anniversary of the funding date of the applicable Term Loan, 2% if made on or after the 3rd anniversary of the funding date of the applicable Term Loan but prior to the 4th anniversary of the funding date of the applicable Term Loan, and 1% if made on or after the 4th anniversary of the funding date of the applicable Term Loan but prior to the Maturity Date. In addition to the prepayment premium, prepayments of any Term Loan prior to the 2nd anniversary of the funding date of such Term Loan are subject to a make-whole amount equal to the sum of all interest that would have accrued through such 2nd anniversary.

Our obligations under the Pharmakon Loan Agreement are secured by substantially all of our assets, including our intellectual property. Certain of our subsidiaries may, from time to time after the Tranche A Closing Date, be required to guarantee our obligations under the Pharmakon Loan Agreement and, in connection with such guarantee, pledge substantially all of their assets, including intellectual property, to secure such guarantee.

The Pharmakon Loan Agreement contains customary affirmative and restrictive covenants and representations and warranties. We and our subsidiaries are bound by certain affirmative covenants setting forth actions that are required during the term of the Pharmakon Loan Agreement, including, without limitation, certain information delivery requirements, obligations to maintain certain insurance, and certain notice requirements. There are no financial covenants. Additionally, we and our subsidiaries are bound by certain restrictive covenants setting forth actions that are not permitted to be taken during the term of the Pharmakon Loan Agreement, including, without limitation, (i) selling or disposing of assets, (ii) amending, modifying or waiving our rights under material agreements, (iii) consummating change in control transactions unless all amounts becoming due under the Loan Agreement are paid in full immediately upon (and concurrent with) the consummation of any such change in control transaction, (iv) incurring additional indebtedness, (v) incurring non-permitted liens or encumbrance on our or our subsidiaries' assets, (vi) paying dividends or making any distribution or payment on or redeeming, retiring or purchasing any equity interests, and (vii) making payments on subordinated indebtedness, in each case, subject to specified exceptions. The Pharmakon Loan Agreement also contains the following events of default: (i) failure to pay principal, interest and other amounts when due, (ii) the breach of the covenants under the Loan Agreement, (iii) the occurrence of a material adverse change or the occurrence of a withdrawal event in respect of RYTELO, (iv) certain attachments of the credit parties assets and restraints on their business, (v) certain insolvency, liquidation, bankruptcy or similar events, (vi) certain cross-default of third-party indebtedness and royalty revenue contracts, (vii) the failure to pay certain judgements, (viii) material misrepresentations, (ix) the loan documents ceasing to create a valid security interest in a material portion of the collateral, (x) the occurrence of certain ERISA events and (xi) the occurrence of a default under any subordination or intercreditor agreement, in each case subject to the grace periods, cure period and thresholds as specified in the Pharmakon Loan Agreement. Upon the occurrence and during the continuance of an event of default, the Lenders may, among other things, accelerate our obligations under the Pharmakon Loan Agreement (including all obligations for principal, interest and any applicable make-whole and prepayment premiums); provided that upon an event of default relating to certain insolvency, liquidation, bankruptcy or similar events, all outstanding obligations will be immediately accelerated.

Future Minimum Payments

The following table presents future minimum payments, including interest and the end of term charge, under the Term Loan as of December 31, 2024 (in thousands):

2024	$ 2,186
2025	13,081
2026	13,081
2027	13,081
2028	13,116
Thereafter	135,930
Total	190,475
Less: amount representing interest	(65,474)
Less: unamortized debt discount and issuance costs	(6,525)
Noncurrent portion of debt	$ 118,476

Liabilities Related to Sale of Future Royalties

On November 1, 2024, we entered into a revenue participation right purchase and sale agreement, or the Royalty Pharma Agreement, with Royalty Pharma Development Funding, LLC, or Royalty Pharma. Pursuant to the Royalty Pharma Agreement, we received an upfront payment of $125.0 million, or the Purchase Price, in exchange for which Royalty Pharma obtained the right, or the Revenue Participation Right, to receive certain amounts calculated as a percentage of future U.S. net sales of RYTELO for each calendar quarter, or Royalty Payments, during the term contemplated by the Royalty Pharma Agreement. Specifically, the revenue participation rate commences at 7.75% for annual U.S. net sales of up to and equal to $500.0 million declining to 1.0% for annual U.S. net sales exceeding $1.0 billion until the date when the aggregate Royalty Payments equal or exceed 1.65 times the Purchase Price, if this occurs by June 30, 2031 or the date when the aggregate Royalty Payments equal or exceed 2.0 times the Purchase Price.

In addition, we had the option to repurchase all of the Revenue Participation Right from Royalty Pharma for a purchase price of equal to the Buy-Out-Payment, as defined below, if we entered into a definitive agreement to consummate a change of control, or Buy-Back Option.

"Buy-Out Payment" means an amount equal to (a) 1.65 times the Purchase Price minus the aggregate Royalty Payments as of the change of control, if the change of control occurs on or prior to December 31, 2027, or (b) 2.0 times the Purchase Price minus the aggregate Royalty Payments as of the change of control, if the change of control occurs after December 31, 2027.

We accounted for the Royalty Pharma Agreement as a financing liability, primarily because it has significant continuing involvement in generating the future revenue on which the Royalty Payments are based. The liability related to Revenue Participation Right and the related interest expense are measured based on our current estimate of the timing and amount of expected future Royalty Payments expected to be paid over the estimated term of the Royalty Pharma Agreement using a discounted cash flow model. The liability is amortized using the effective interest rate method, resulting in recognition of interest expense over the estimated term of the agreement.

We have determined the fair value of the liability related to the sale of future royalties is based on our current estimates of future royalties expected to be paid to Royalty Pharma over the life of the arrangement, which are considered Level 3.

The carrying value of the liabilities related to sale of future revenues as of December 31, 2024 is $124.8 million and we recognized $5.3 million in non-cash interest expense in the twelve months ended December 31, 2024 related to the Royalty Pharma Agreement.

The following table shows the activity within the liability related to sale of future royalties during the year ended December 31, 2024.

(in thousands)	Liability Related to Sale of Future Royalties
Carrying value of liability related to sale of future royalties at November 1, 2024	$ 121,634
Interest expense recognized	5,345
Royalty payments	(2,186)
Carrying value of liability related to sale of future royalties at December 31, 2024	$ 124,793

Embedded Derivatives and Debt Discounts

The conditional exercisable call option related to the event of default is considered to be an embedded derivative which is required to be bifurcated and accounted for as a separate financial instrument. In the periods presented, the value of the embedded derivative is not material and therefore, no amount has been recognized. If an event of default becomes more probable than is currently estimated, then the embedded derivative could become material in future periods and would be recognized as a separate financial instrument at that time. The embedded derivatives are classified within Level 3 of the fair value hierarchy due to the use of significant unobservable inputs.

10. STOCKHOLDERS' EQUITY

Authorized Common Stock

In May 2023 our stockholders approved an amendment to our Restated Certificate of Incorporation to increase the total number of authorized shares of common stock from 675,000,000 to 1,350,000,000 shares.

Public Offerings

On April 1, 2022, we completed an underwritten public offering of 53,333,334 shares of our common stock and a pre-funded warrant to purchase 18,095,238 shares of our common stock, or the 2022 pre-funded warrant, together with accompanying warrants to purchase 35,714,286 shares of our common stock, also known as the 2022 stock purchase warrants. The shares of common stock and the 2022 pre-funded warrant were immediately separable from the 2022 stock purchase warrants. All of the securities were issued separately. The combined public offering price of the common stock and accompanying 2022 stock purchase warrants was $1.05 per share. The 2022 stock purchase warrants have an exercise price of $1.45 per share and are exercisable immediately. The term of the 2022 stock purchase warrants expired in the third quarter of 2023, pursuant to the terms of the warrant agreement. The combined public offering price of the 2022 pre-funded warrant and accompanying 2022 stock purchase warrant was $1.049 per share. The 2022 pre-funded warrant has an exercise price of $0.001 per share and may be exercised at any time until the 2022 pre-funded warrant is exercised in full. As of December 31, 2024, none of the 2022 pre-funded warrant and all of the 2022 stock purchase warrants have been exercised. The net cash proceeds from this offering were $69.9 million, after deducting the underwriting discount and other offering expenses paid by us, and exclude any future proceeds from the exercise of the 2022 pre-funded warrant and 2022 stock purchase warrants.

Upon the issuance of the 2022 pre-funded warrant and 2022 stock purchase warrants, we evaluated the terms of each warrant to determine the appropriate accounting and classification pursuant to FASB Accounting Standards Codification Topic 480, *Distinguishing Liabilities from Equity*, and FASB Accounting Standards Codification Topic 815, *Derivatives and Hedging*. Warrants are classified as liabilities when the warrant terms allow settlement of the warrant exercise in cash and classified as equity when the warrant terms only allow settlement in shares of common stock. The terms of the 2022 pre-funded warrant and the 2022 stock purchase warrants include certain provisions related to fundamental transactions and a cashless exercise provision in the event registered shares are not available, and do not include any mandatory redemption provisions. Based on our evaluation, we concluded the 2022 pre-funded warrant and the 2022 stock purchase warrants should be classified as equity with no subsequent remeasurement as long as such warrants continue to be classified as equity.

On January 10, 2023 we completed an underwritten public offering consisting of 68,007,741 shares of our common stock and the 2023 pre-funded warrant. All of the securities were issued separately. The public offering price of the common stock was $2.45 per share. The public offering price of the 2023 pre-funded warrant was $2.449 per share. The 2023 pre-funded warrant has an exercise price of $0.001 per share and may be exercised at any time until the 2023 pre-funded warrant is exercised in full. As of December 31, 2024, none of the 2023 pre-funded warrant has been exercised. The net cash proceeds from this offering were $213.3 million, after deducting the underwriting discount and other offering expenses paid by us, and exclude any future proceeds from the exercise of the 2023 pre-funded warrant.

Upon the issuance of the 2023 pre-funded warrant, we evaluated the warrant terms to determine the appropriate accounting and classification pursuant to FASB Accounting Standards Codification Topic 480, Distinguishing Liabilities from Equity, and FASB Accounting Standards Codification Topic 815, Derivatives and Hedging. Warrants are classified as liabilities when the warrant terms allow settlement of the warrant exercise in cash and classified as equity when the warrant terms only allow settlement in shares of common stock. The terms of the 2023 pre-funded warrant include certain provisions related to fundamental transactions and a cashless exercise provision in the event registered shares are not available, and do not include any mandatory redemption provisions. Based on our evaluation, we concluded the 2023 pre-funded warrant should be classified as equity with no subsequent remeasurement as long as such warrant continue to be classified as equity.

On March 21, 2024, we completed an underwritten public offering of 41,999,998 shares of our common stock and a pre-funded warrant to purchase 8,002,668 shares of our common stock, or the 2024 pre-funded warrant. All of the securities were issued separately. The public offering price of the common stock was $3.00 per share. The public offering price of the 2024 pre-funded warrant was $2.99 per share. The 2024 pre-funded warrant has an exercise price of $0.001 per share and may be exercised at any time until the 2024 pre-funded warrant is exercised in full. As of December 31, 2024, none of the 2024 pre-funded warrant has been exercised. The net cash proceeds from the March 2024 offering were approximately $141.0 million, after deducting the underwriting discount and other offering expenses paid by us, and excluding any future proceeds from the exercise of the pre-funded warrant.

Upon the issuance of the 2024 pre-funded warrant, we evaluated the warrant terms to determine the appropriate accounting and classification pursuant to FASB Accounting Standards Codification Topic 480, *Distinguishing Liabilities from Equity*, and FASB Accounting Standards Codification Topic 815, *Derivatives and Hedging*. Warrants are classified as liabilities when the warrant terms allow settlement of the warrant exercise in cash and classified as equity when the warrant terms only allow settlement in shares of common stock. The terms of the 2024 pre-funded warrant include certain provisions related to fundamental transactions and a cashless exercise provision in the event registered shares are not available, and do not include any mandatory redemption provisions. Based on our evaluation, we concluded the 2024 pre-funded warrant should be classified as equity with no subsequent remeasurement as long as such warrant continue to be classified as equity.

Warrant Exercises

For the year ended December 31, 2024, warrants to purchase 1,071,981 shares of our common stock were exercised for net cash proceeds of approximately $1.4 million. The warrants were issued in connection with underwritten public offerings of common stock and pre-funded warrants, together with accompanying stock purchase warrants in May 2020, April 2022, and January 2023. As of December 31, 2024, the following warrants remained outstanding:

- pre-funded warrants with an exercise price of $0.001 per share to purchase 59,433,145 shares of our common stock, which have no expiration date; and

- stock purchase warrants with an exercise price of $1.30 per share to purchase 1,402,522 shares of our common stock related to the public offering of our common stock in May 2020, which expire on December 31, 2025.

For the year ended December 31, 2023, warrants to purchase 77,349,859 shares of our common stock were exercised for net cash proceeds of approximately $105.9 million The warrants were issued in connection with an underwritten public offering of common stock and a pre-funded warrant, together with accompanying stock purchase warrants in May 2020. As of December 31, 2023, the pre-funded warrant to purchase 51,430,477 shares of our common stock was outstanding and stock purchase warrants to purchase 2,474,503 shares of our common stock associated with the May 2020 public offering remained outstanding.

Sales Agreement

On November 1, 2023, we entered into an At Market Issuance Sales Agreement, or the 2023 Sales Agreement with B. Riley, pursuant to which we may issue and sell shares of our common stock having an aggregate offering price of up to $100 million from time to time through B. Riley as the sales agent. We have agreed to pay B. Riley an aggregate commission rate equal to up to 3.0% of the gross proceeds of the sales price per share for common stock sold through B. Riley under the 2023 Sales Agreement. The 2023 Sales Agreement will automatically terminate upon the earlier of (i) the sale of all common stock subject to the 2023 Sales Agreement, or (ii) termination of the 2023 Sales Agreement in accordance with its terms.

No shares of our common stock were sold pursuant to the 2023 Sales Agreement during the year ended December 31, 2024.

Equity Plans

2011 Incentive Award Plan

In May 2011, our stockholders approved the adoption of the 2011 Incentive Award Plan, or 2011 Plan. The 2011 Plan provided for grants of either incentive stock options or nonstatutory stock options and stock purchase rights to employees (including officers and employee directors) and consultants (including non-employee directors). Upon the adoption of the 2018 Equity Incentive Plan in May 2018 (see below), no further grants of stock options or stock purchase rights were made under the 2011 Plan. Stock options granted under the 2011 Plan expire no later than ten years from the date of grant. Stock option exercise prices were equal to the fair market value of the underlying common stock on the date of grant.

Service-based stock options under the 2011 Plan generally vested over a period of four years from the date of grant. Other stock awards (restricted stock awards and restricted stock units) had variable vesting schedules which were determined by our board of directors on the date of grant. All outstanding awards granted under the 2011 Plan remain subject to the terms of the 2011 Plan and the individual award agreements thereunder.

2018 Equity Incentive Plan

On May 15, 2018, our stockholders approved the adoption of the 2018 Equity Incentive Plan, or 2018 Plan, as the successor to the 2011 Plan. The 2018 Plan provides for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards, and performance awards that may be settled in cash, stock, or other property. Eligible participants under the 2018 Plan include our employees, consultants and non-employee directors. The number of shares reserved for issuance under the 2018 Plan (subject to adjustment for certain changes in capitalization) is equal to the sum of (i) the unallocated shares of common stock remaining available for future grants under the 2011 Plan as of May 15, 2018, (ii) 10,000,000 newly reserved shares of common stock and (iii) the number of shares subject to awards granted under the 2002 Equity Incentive Plan, and the 2011 Plan as such shares become available from time to time, referred to as the Prior Plans' Returning Shares. Such Prior Plans' Returning Shares become available for issuance under the 2018 Plan if outstanding stock awards granted under the 2002 Equity Incentive Plan and the 2011 Plan, after May 15, 2018, expire or terminate for any reason prior to exercise or settlement or are forfeited, cancelled or otherwise returned to us because of the failure to meet a contingency or condition required for the vesting of such shares, or, subject to certain exceptions, are reacquired or withheld (or not issued) by us to satisfy a tax withholding obligation in connection with a stock award. In May 2023, May 2022 and May 2021, our stockholders approved amendments to our 2018 Equity Incentive Plan to increase the total number of shares issuable under such plan by 43,360,000, 11,000,000, and 12,500,000 shares of our common stock, respectively. As of December 31, 2024, an aggregate total of 81,447,090 shares of common stock have been reserved under the 2018 Equity Incentive Plan, with 32,587,928 available for future grants.

Stock options granted under the 2018 Plan expire no later than ten years from the date of grant. Stock option exercise prices shall be equal to the fair market value of the underlying common stock on the date of grant. If, at the time we grant a stock option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of our stock, the stock option exercise price shall be at least 110% of the fair market value of the underlying common stock and shall not be exercisable more than five years after the date of grant.

We grant service-based and performance-based stock options to employees under the 2018 Plan. Service-based stock options generally vest over a period of four years from the date of the stock option grant. Performance-based stock options vest upon the achievement of specified milestones. Other stock awards (restricted stock awards and restricted stock units) have variable vesting schedules as determined by our board of directors on the date of grant.

Under certain circumstances, stock options may be exercised prior to vesting, subject to our right to repurchase the shares underlying such stock option at the exercise price paid per share. Our repurchase rights would generally terminate on a vesting schedule identical to the vesting schedule of the exercised stock option. During 2024 and 2023, we did not repurchase any shares under the 2018 Plan. As of December 31, 2024, we have no shares outstanding subject to repurchase under the 2018 Plan.

As of December 31, 2024, our Non-Employee Director Compensation Policy adopted by our board of directors in March 2014, as amended and restated in February 2024 and February and March 2022, provides for the automatic grant to non-employee directors of the following types of equity awards under the 2018 Plan:

First Director Option. Each person who becomes a non-employee director, whether by election by our stockholders or by appointment by our board of directors to fill a vacancy, will automatically be granted a stock option to purchase 270,000 shares of common stock, or First Director Option, on the date such person first becomes a non-employee director. The First Director Option vests annually over three years upon each anniversary date of appointment to our board of directors.

Subsequent Director Option. Each non-employee director (other than any director receiving a First Director Option on the date of the annual meeting) will automatically be granted a subsequent stock option to purchase 180,000 shares of common stock, a Subsequent Director Option, on the date of the annual meeting of stockholders in each year during such director's service on our board of directors. The Subsequent Director Option vests in full on the earlier of: (i) the date of the next annual meeting of our stockholders or (ii) the first anniversary of the date of grant.

2018 Inducement Award Plan

In December 2018, our board of directors approved the adoption of the 2018 Inducement Award Plan, or the Inducement Plan, pursuant to which we reserved 3,000,000 shares of our common stock to be used exclusively for grants of inducement awards to individuals who were not previously Geron employees or non-employee directors, other than following a bona fide period of non-employment. Since adoption of the Inducement Plan, the compensation committee of our board of directors, or the compensation committee, has approved amendments to our Inducement Plan to increase the aggregate total number of shares issuable under such plan to 40,300,000 shares of our common stock. The most recent amendment, approved by the compensation committee in December 2024, increased the total number of shares issuable under such plan by 5,300,000 shares of our common stock, effective as of January 1, 2025, to an aggregate of 40,300,000 shares. As of December 31, 2024, an aggregate total of

27,959,342 shares of common stock have been reserved under the Inducement Plan, with 851,137 available for future grants.

The Inducement Plan provides for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units and other stock awards, and all awards under the Inducement Plan are intended to meet the standards under Rule 5635(c)(4) of the Nasdaq Listing Rules. The terms and conditions of the Inducement Plan and the inducement awards to be granted thereunder are substantially similar to our stockholder-approved 2018 Plan.

Directors' Market Value Stock Purchase Plan

In October 2018, our board of directors adopted a Directors' Market Value Stock Purchase Plan, or the Directors Market Plan. A total of 1,000,000 shares of our common stock have been reserved for the Directors Market Plan. Under the Directors Market Plan, non-employee directors may purchase shares of our common stock at the prevailing market price on the purchase date with cash compensation payable to them for their services as a board member. As stated in Geron's Non-Employee Director Compensation Policy, each non-employee director receives annual cash compensation, payable quarterly in arrears, for their services on the board and various committees of the board. As provided in the Non-Employee Director Compensation Policy, a non-employee director may elect to receive fully vested shares of common stock in lieu of cash and such shares shall be issuable from the Directors Market Plan.

For the years ended December 31, 2024, 2023 and 2022, we issued 8,351, 36,864 and 15,962 shares of common stock, respectively, under the Directors Market Plan. The weighted average grant date fair value of stock granted during the years ended December 31, 2024 2023 and 2022 was $3.84, $2.37 and $1.92 per share, respectively. The total fair value of vested stock grants during 2024, 2023 and 2022 was $32,079, $85,400 and $29,000, respectively.

Aggregate stock option and award activity for the 2011 Plan, 2018 Plan, Inducement Plan and Directors Market Plan is as follows:

| | | Outstanding Stock Options | | | |
	Shares Available For Grant	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (In years)	Aggregate Intrinsic Value
Balance at December 31, 2023	58,750,670	72,984,351	$ 2.16		
Stock options granted	(29,603,740)	29,603,740	$ 2.86		
Awards granted	(8,351)	—	$ —		
Stock options exercised	—	(17,907,649)	$ 1.77		
Stock options cancelled/forfeited/expired	5,171,390	(8,713,075)	$ 3.24		
Balance at December 31, 2024	34,309,969	75,967,367 [(1)]	$ 2.40	7.35	$ 94,204,849
Stock options exercisable at December 31, 2024		37,943,520	$ 2.06	5.84	$ 57,488,305
Stock options fully vested and expected to vest at December 31, 2024		74,159,549	$ 2.39	7.30	$ 92,613,420

_____

(1) Includes 300,000 performance-based stock options granted that have not achieved the specified performance milestone.

The aggregate intrinsic value in the preceding table represents the total intrinsic value, based on Geron's closing stock price of $3.54 per share as of December 31, 2024, which would have been received by the option holders had all the option holders exercised their stock options as of that date.

As of December 31, 2024, 2023 and 2022, there were 37,943,520, 39,995,642 and 36,085,389 exercisable stock options outstanding at weighted average exercise prices per share of $2.06, $2.16 and $2.17, respectively, all of which were granted at an exercise price equal to the fair market value of our common stock.

The total pretax intrinsic value of stock options exercised during 2024, 2023, and 2022 was $41.2 million $12.0 million and $0.8 million, respectively. Cash received from the exercise of stock options in 2024, 2023, and 2022 totaled approximately $31.6 million, $12.4 million and $1.8 million, respectively.

Employee Stock Purchase Plan

In March 2014, our board of directors adopted the 2014 Employee Stock Purchase Plan, or 2014 Purchase Plan. The 2014 Purchase Plan was approved by our stockholders in May 2014. The 2014 Purchase Plan replaced the 1996 Employee Stock Purchase Plan, or 1996 Purchase Plan, which was terminated effective as of the date the 2014 Purchase Plan was approved by our stockholders. In May 2022, our stockholders approved an amendment to our 2014 Purchase Plan to increase the total number of shares issuable under such plan by 1,000,000 shares of our common stock, for an aggregate total reserve of 2,000,000 shares. As of December 31, 2024, an aggregate of 1,741,634 shares of our common stock have been issued under the 2014 Purchase Plan since its adoption.

The 2014 Purchase Plan is comprised of a series of offering periods, each with a maximum duration (not to exceed 12 months) with new offering periods commencing on January 1st and July 1st of each year. The date an employee enters the offering period will be designated as the entry date for purposes of that offering period. An employee may participate only in one offering period at a time. Each offering period consists of two consecutive purchase periods of six months' duration, with the last day of such period designated a purchase date.

Under the terms of the 2014 Purchase Plan, employees can choose to have up to 10% of their annual salary withheld to purchase our common stock, up to a limit of $25,000 per year. An employee may not make additional payments into such account or increase the withholding percentage during the offering period.

The purchase price per share at which common stock is purchased by the employee on each purchase date within the offering period is equal to 85% of the lower of (i) the fair market value per share of our common stock on the employee's entry date into that offering period or (ii) the fair market value per share of our common stock on the purchase date. If the fair market value per share of our common stock on the purchase date is less than the fair market value at the beginning of the offering period, a new 12 month offering period will automatically begin on the first business day following the purchase date with a new fair market value.

Stock-Based Compensation for Employees and Directors

We measure and recognize compensation expense for all share-based payment awards made to employees and directors, including employee stock options, restricted stock awards, restricted stock unit awards, and employee stock purchases, based on grant-date fair values for these instruments. We use the Black-Scholes option-pricing model to estimate the grant-date fair value of our service-based and performance-based stock options and employee stock purchases. The fair value for service-based restricted stock awards and restricted stock unit awards is determined using the fair value of our common stock on the date of grant.

As stock-based compensation expense recognized on the consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures, but at a minimum, reflects the grant-date fair value of those awards that actually vested in the period. Forfeitures have been estimated at the time of grant based on historical data and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

In 2024, 2023, and 2022, our board of directors awarded 208,100, 832,790 and 2,741,750 performance-based stock options, respectively, to certain employees. These performance-based stock options are included in the outstanding stock options table above. Performance-based stock options vest only upon achievement of discrete milestones. Stock-based compensation expense for performance-based stock options is recognized over the period from the date the performance condition is determined to be probable of occurring through the date the applicable condition is expected to be met and is reduced for estimated forfeitures, as applicable. If the performance condition is not considered probable of being achieved, no stock-based compensation expense is recognized until such time as the performance condition is considered probable of being achieved, if ever.

We recognize stock-based compensation expense for service-based stock options on a straight-line basis over the requisite service period, which is generally the vesting period. We recognized $6.5 million of stock-based compensation expense for performance-based stock options on our consolidated statements of operations for the year ended December 31, 2024. We recognized $3.2 million of stock-based compensation expense for performance-based stock options on our consolidated statements of operations for the year ended December 31, 2023. We did not recognize any stock-based compensation expense for performance-based stock options on our consolidated statements of operations for the years ended December 31, 2022 ,as the achievement of the specified milestones was not considered probable during that time. The following table summarizes the stock-based compensation expense related to service-based stock options and employee stock purchases for the years ended December 31, 2024, 2023 and 2022, which was allocated as follows:

		Year Ended December 31,				
(In thousands)		2024		2023		2022
Research and development	$	10,280	$	7,426	$	3,720
General and administrative		21,647		11,099		4,281
Total Stock-based compensation expense	$	31,927	$	18,525	$	8,001

Stock-based compensation of $0.7 million was capitalized to inventory for the twelve months ended December 31, 2024.

The fair value of stock options granted in 2024, 2023, and 2022 has been estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2024	2023	2022
Dividend yield	0%	0%	0%
Expected volatility range	0.72 to 0.87	0.82 to 0.83	0.77 to 0.82
Risk-free interest rate range	3.5% to 4.6%	3.42% to 4.94%	1.69% to 4.57%
Expected term range	6.0 yrs	6.0 yrs	5.5 yrs

The fair value of employee stock purchases in 2024, 2023, and 2022 has been estimated using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2024	2023	2022
Dividend yield	0%	0%	0%
Expected volatility range	0.72. to 1.19	0.79 to 0.83	0.61 to 0.87
Risk-free interest rate range	4.8% to 5.4%	4.73% to 5.4%	0.40% to 2.79%
Expected term range	6 - 12 mos	6 - 12 mos	6 - 12 mos

Dividend yield is based on historical cash dividend payments and we have paid no cash dividends to date. The expected volatility range is based on historical volatilities of our stock, since traded options on our common stock do not correspond to option terms and the trading volume of options is limited. The risk-free interest rate range is based on the U.S. Zero Coupon Treasury Strip Yields for the expected term in effect on the date of grant for an award. The expected term of stock options is derived from actual historical exercise and post-vesting cancellation data and represents the period of time that stock options granted are expected to be outstanding. The expected term of employees' purchase rights is equal to the purchase period.

Based on the Black-Scholes option-pricing model, the weighted-average estimated fair value of stock options granted during the years ended December 31, 2024, 2023 and 2022 was $2.05, $1.95 and $0.92 per share, respectively. The weighted average estimated fair value of employees' purchase rights for the years ended December 31, 2024, 2023 and 2022 was $0.82, $1.10 and $0.48 per share, respectively. As of December 31, 2024, total compensation cost related to unvested share-based payment awards not yet recognized, net of estimated forfeitures and assuming no probability of achievement for outstanding performance-based stock options, was $65.6 million, which is expected to be recognized over the next 32 months on a weighted-average basis.

Stock-Based Compensation to Service Providers

We grant stock options to consultants from time to time in exchange for services performed for us. In general, the stock options vest over the contractual period of the consulting arrangement. The fair value of stock options held by consultants is recorded as operating expenses over the vesting term of the respective equity awards. With the adoption of Accounting Standards Update 2018-07, *Improvements to Nonemployee Share-Based Payment Accounting*, or ASU 2018-07, in the first quarter of 2019, the measurement date of stock options granted to consultants was fixed at the grant date. We recorded stock-based compensation expense of $103,000, $742,000 and $235,000 for the vested portion of the fair value of stock options held by consultants in 2024, 2023, and 2022, respectively.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance as of December 31, 2024 is as follows:

Outstanding stock options	75,967,367
Stock options and awards available for grant	34,309,969
Employee stock purchase plan	258,366
Warrants outstanding	60,835,667
Total	171,371,369

11. INCOME TAXES

The components of Income/(Loss) before income taxes are as follows:

	2024	2023	2022
Domestic	(174,737)	(181,884)	(141,930)
Foreign	215	150	28
Total	(174,521)	(181,734)	(141,902)

Provision for (benefit from) income taxes:

	2024	2023	2022
State	398	—	—
Foreign	51	22	—
Total	449	22	—

The following table reconciles the federal statutory tax rate to the effective income tax rate from continuing operations:

	2024	2023	2022
Tax at statutory rate	21.0 %	21.0 %	21.0 %
State income tax, net of federal benefit	(1.7)	6.6	6.8
Federal and state tax credits	2.7	4.1	4.9
Stock-based compensation	(0.1)	(0.7)	(0.8)
Net operating loss not benefitted	(0.5)	(5.7)	(4.3)
Other	(1.6)	(0.5)	(0.1)
Change in valuation allowance	(20.1)	(24.8)	(27.5)
Effective tax rate	(0.3) %	0.0 %	0.0 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows:

	December 31,	
	2024	2023
	(In thousands)	
Net operating loss carryforwards	$ 272,970	$ 272,300
Federal and state tax credits	70,492	64,700
Capitalized research and development	39,503	43,300
Stock-based compensation	8,353	11,200
Revenue Participation	29,547	—
Operating lease liabilities	767	1,100
Other	8,963	3,600
Total deferred tax assets	430,595	396,200
Less: valuation allowance	(429,913)	(395,200)
Net deferred tax assets	682	1,000
Operating leases, right-of-use assets	(682)	(1,000)
Total deferred tax liabilities	(682)	(1,000)
Total net deferred tax assets	$ —	$ —

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. In making such determination, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial performance. Forming a conclusion that a valuation allowance is not required is difficult when there is negative evidence such as cumulative losses in recent years. Because of our history of losses, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $35.0 million and $45.6 million for the years ended December 31, 2024 and 2023, respectively.

As of December 31, 2024, we had domestic federal net operating loss carryforwards of approximately $1.0 billion. Of this, $631.5 million will expire at various dates beginning in 2025 through 2037 and the remaining will carryforward indefinitely under the new tax laws, but is subject to an 80% taxable income limitation for tax years beginning after 2020. As of December 31, 2024, we had state net operating loss carryforwards of approximately $844.4 million expiring at various dates beginning in 2028 through 2044. We also had federal tax credit carryforwards of approximately $79.0 million expiring at various dates beginning in 2025 through 2044, if not utilized. Our state tax credit carryforwards of approximately $23.3 million carry forward indefinitely.

Utilization of net operating loss and tax credit carryforwards may be subject to an annual limitation due to ownership change limitations provided by the Internal Revenue Code and similar state provisions. Annual limitations may result in expiration of net operating loss and tax credit carryforwards before some or all of such amounts have been utilized.

We adopted the provision of the standard for accounting for uncertainties in income taxes on January 1, 2007. Upon adoption, we recognized no material adjustment in the liability for unrecognized tax benefits. At December 31, 2024, we had approximately $28.3 million of unrecognized tax benefits, none of which would currently affect our effective tax rate if recognized due to our net deferred tax assets being fully offset by a valuation allowance.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows (in thousands):

Balance as of December 31, 2023	$ 26,331
Decrease related to prior year tax positions	(494)
Increase related to current year tax positions	2,473
Balance as of December 31, 2024	$ 28,310

If applicable, we would classify interest and penalties related to uncertain tax positions in income tax expense. Through December 31, 2024, there has been no interest expense or penalties related to unrecognized tax benefits.

GERON CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We do not currently expect any significant changes to unrecognized tax benefits during the fiscal year ended December 31, 2025. In certain cases, our uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Tax years for which we have carryforward net operating loss and credit attributes remain subject to examination by federal and most state tax authorities.

12. CONSOLIDATED STATEMENTS OF CASH FLOWS DATA

	Year Ended December 31,		
	2024	2023	2022
	(In thousands)		
Supplemental operating and investing activities:			
Net unrealized loss on marketable securities	$ 88	$ (431)	$ (68)
Reclassification between prepaid and other current assets and deposits and other assets	—	—	(5)
Interest paid	$ 10,364	$ 7,017	$ 5,154

13. SEGMENT REPORTING

We are currently developing therapies for the treatment of hematologic malignancies. To date, our only source of product revenue has been from U.S. sales of RYTELO, which began shipping to customers in June 2024. Additionally, we have generated insignificant royalty and license fee revenue under agreements that out-license technology to various companies.

For the year ended December 31, 2024, we have identified one operating and reportable segment. We define our operating segments based on internally reported financial information that is regularly reviewed by the Chief Operating Decision Maker or CODM to analyze financial performance, make decisions, and allocate resources. Our Chief Executive Officer is the CODM.

The CODM reviews the segment's profit or loss based on net (loss) income reported on the consolidated statement of operations and comprehensive (loss) income and considers forecast-to-actuals variances on a quarterly basis for expenses that are deemed significant. Further, the CODM reviews the segment's assets based on total assets reported on the consolidated balance sheet. All long-lived assets are held in the United States.

Our CODM views specific categories within research and development expenses and selling, general and administrative expenses as significant given the correlation between cash burn and profitability. The following table reconciles reported revenues to net (loss) income under the significant expense principle for the years ended December 31, 2024 and 2023:

(in millions)	December 31, 2024		December 31, 2023
Revenues:			
Product revenue, net		76.5	-
Royalties		0.5	0.2
Total revenues	$	77.0	$ 0.2
Operating expenses:			
Cost of goods sold		1.3	-
Research and development			
Research and clinical expenses		67.9	74.9
Chemistry, manufacturing, and control expenses		26.2	$42.5
Selling, general and administrative			
Commercial expenses		72.0	27.4
Other segment expenses*		83.3	49.4
Total operating expenses	$	250.7	$ 194.2
Loss from operations		(173.7)	(193.9)
Total interest and other income (expense)		(0.9)	9.8
Net loss	$	(174.6)	$ (184.1)

*Other segment expenses includes stock-based compensation expense and other general and administrative expenses largely resulting from personnel costs for individuals in administrative functions and legal and professional fees.

Accordingly, the Company consists of a single operating and reportable segment and the consolidated financial statements and notes thereto are presented as a single reportable segment.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(I) Evaluation of Disclosure Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and our Chief Financial Officer, of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this Report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2024.

In designing and evaluating disclosure controls and procedures, our management recognizes that any system of controls, however well designed and operated, can provide only reasonable assurance, and not absolute assurance, that the desired control objectives of the system are met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals in all future circumstances. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met and, as set forth above, our Chief Executive Officer and our Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this Report, that our disclosure controls and procedures were effective to provide reasonable assurance that the objectives of our disclosure control system were met.

(II) Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(III) Management's Report on Internal Control over Financial Reporting

Internal control over financial reporting refers to the process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Management is responsible for establishing and maintaining an adequate internal control over financial reporting for us. Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on our evaluation under the framework set forth in "Internal Control—Integrated Framework," our management concluded that our internal control over financial reporting was effective as of December 31, 2024.

(IV) Report of Independent Registered Public Accounting Firm

This Report includes an attestation report of our independent registered public accounting firm. It is set forth in Item 8 above.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Certain information required by Part III is omitted from this Report because we will file with the U.S. Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A in connection with the solicitation of proxies for Geron's Annual Meeting of Stockholders expected to be held in May 2025, or the Proxy Statement, not later than 120 days after the end of the fiscal year covered by this Report, and certain information included therein is incorporated herein by reference, or an amendment to this Report under cover of Form 10-K/A containing the information required by this Part III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Identification of Directors and Nominees for Director

The information required by this item concerning our directors and nominees for director is incorporated by reference from the section captioned "Proposal 1: Election of Directors" contained in our Proxy Statement.

Identification of Executive Officers

The information required by this item concerning our executive officers is set forth in Part I, Item 1 of this Report.

Code of Ethics

We have adopted a Code of Conduct with which every person who works for Geron, including our board of directors, is expected to comply. The Code of Conduct is publicly available on our website under the Investors & Media section at www.geron.com. This website address is intended to be an inactive, textual reference only; none of the material on this website is part of this Report. If any substantive amendments are made to the Code of Conduct or any waiver granted, including any implicit waiver, from a provision of the Code of Conduct to our Chief Executive Officer, Chief Financial Officer or Corporate Controller, we will disclose the nature of such amendment or waiver on that website or in a report on Form 8-K.

Copies of the Code of Conduct will be furnished without charge to any person who submits a written request directed to the attention of our Corporate Secretary, at our offices located at 919 East Hillsdale Boulevard, Suite 250, Foster City, California, 94404.

Insider Trading Policy

We have adopted an Insider Trading Policy governing the purchase, sale and/or other dispositions of our securities by our directors, officers and employees. A copy of the Insider Trading Policy is filed as an exhibit to this Report. In addition, it is the Company's practice to comply with applicable laws and regulations relating to insider trading.

Certain Corporate Governance Matters

The information required by this item concerning our audit committee, audit committee financial expert and procedures by which stockholders may recommend nominees to our board of directors, may be found under the sections captioned "Board Leadership and Governance" and "Other Matters" contained in the Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the sections captioned "Compensation Discussion and Analysis," "Compensation Committee Report," "Executive Compensation Tables and Related Narrative Disclosure," "Compensation of Directors" and "Compensation Committee Interlocks and Insider Participation" contained in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the sections captioned "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" contained in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference from the sections captioned "Proposal 1: Election of Directors" and "Certain Transactions" contained in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference from the section captioned "Principal Accountant Fees and Services" contained in the Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) Financial Statements

Included in Part II, Item 8 of this Report:

(2) Financial Statement Schedules

Financial statement schedules are omitted because they are not required or the information is disclosed in the financial statements listed in Item 15(a)(1) above.

(3)   Exhibits

Exhibit Number	Description	Incorporation by Reference			
		Exhibit Number	Filing	Filing Date	File No.
3.1	Restated Certificate of Incorporation	3.3	8-K	May 18, 2012	000-20859
3.2	Certificate of Amendment of the Restated Certificate of Incorporation	3.1	8-K	May 18, 2012	000-20859
3.3	Certificate of Amendment of the Restated Certificate of Incorporation	3.1	8-K	June 7, 2019	000-20859
3.4	Certificate of Amendment of the Restated Certificate of Incorporation	3.1	8-K	May 13, 2021	000-20859
3.5	Certificate of Amendment of the Restated Certificate of Incorporation	3.1	8-K	June 2, 2023	000-20859
3.6	Amended and Restated Bylaws of Registrant	3.1	8-K	December 15, 2023	000-20859
4.1	Description of Capital Stock	4.1	10-K	February 28, 2024	000-20859
4.2	Form of Common Stock Certificate	4.1	10-K	March 15, 2013	000-20859
4.3	Form of Pre-Funded Warrant to Purchase Common Stock	4.1	8-K	May 26, 2020	000-20859
4.4	Form of Warrant to Purchase Common Stock	4.2	8-K	May 26, 2020	000-20859
4.5	Form of Pre-Funded Warrant to Purchase Common Stock	4.1	8-K	March 30, 2022	000-20859
4.6	Form of Pre-Funded Warrant to Purchase Common Stock	4.1	8-K	January 6, 2023	000-20859
4.7	Form of Pre-Funded Warrant to Purchase Common Stock	4.1	8-K	March 20, 2024	000-20859
10.1	Form of Indemnification Agreement	10.1	10-K	March 7, 2012	000-20859
10.2	2011 Incentive Award Plan*	10.1	8-K	May 16, 2011	000-20859
10.3	Form of Stock Option Agreement under 2011 Incentive Award Plan*	10.11	10-K	March 15, 2013	000-20859
10.4	Form of Restricted Stock Award Agreement under 2011 Incentive Award Plan*	10.12	10-K	March 15, 2013	000-20859
10.5	Form of Non-Employee Director Stock Option Agreement under 2011 Incentive Award Plan*	10.2	10-Q	May 7, 2015	000-20859
10.6	2018 Equity Incentive Plan, as amended*	10.1	8-K	June 2, 2023	000-20859
10.7	UK Sub-Plan to 2018 Equity Incentive Plan*	10.1	10-Q	November 7, 2022	000-20859
10.8	Form of 2018 Equity Incentive Plan Option Agreement (Time Based)*	10.2	10-Q	November 7, 2022	000-20859
10.9	Form of 2018 Equity Incentive Plan Option Agreement (Performance Based)*	10.3	10-Q	November 7, 2022	000-20859
10.10	Form of Non-Employee Director Stock Option Agreement under 2018 Equity Incentive Plan, as amended*	10.13	10-K	March 7, 2019	000-20859
10.11	Form of Performance-Vesting Stock Option Agreement under 2018 Equity Incentive Plan, as amended*	10.15	10-K	March 7, 2019	000-20859
10.12	Form of Restricted Stock Unit Agreement under 2018 Equity Incentive Plan*				
10.13	2018 Inducement Award Plan, as amended January 1, 2025*				
10.14	UK Sub-Plan to 2018 Inducement Award Plan*	10.5	10-Q	November 7, 2022	000-20859
10.15	Form of Stock Option Agreement under 2018 Inducement Award Plan, as amended*	10.19	10-K	March 7, 2019	000-20859
10.16	Form of Performance-Vesting Stock Option Agreement under 2018 Inducement Award Plan*	10.20	10-K	March 7, 2019	000-20859
10.17	Form of Restricted Stock Unit Agreement under 2018 Inducement Award Plan*				
10.18	2014 Employee Stock Purchase Plan, as amended*	10.2	8-K	May 13, 2022	000-20859

10.19	Form of 2018 Inducement Award Plan Option Agreement (Time Based)*	10.6	10-Q	November 7, 2022	000-20859
10.20	Form of 2018 Inducement Award Plan Option Agreement (Performance Based)*	10.7	10-Q	November 7, 2022	000-20859
10.21	Non-Employee Director Compensation Policy, as amended February 16, 2022, March 7, 2022 and February 14, 2024*	10.23	10-K	February 28, 2024	000-20859
10.22	Directors' Market Value Stock Purchase Plan, effective October 1, 2018*	10.1	10-Q	November 1, 2018	000-20859
10.23	Amended and Restated Severance Plan, effective as of January 1, 2022*	10.22	10-K	March 10, 2022	000-20859
10.24	Amended and Restated Employment Agreement between the Registrant and John A. Scarlett, M.D., effective as of January 31, 2019*	10.29	10-K	March 7, 2019	000-20859
10.25	Amended and Restated Employment Agreement between the Registrant and Andrew J. Grethlein, effective as of January 31, 2019*	10.31	10-K	March 7, 2019	000-20859
10.26	Employment Agreement by and between the Registrant and Scott A. Samuels, effective as of August 1, 2023*	10.1	10-Q	November 2, 2023	000-20859
10.27	Employment Agreement by and between the Registrant and Michelle Robertson, effective as of September 25, 2023*	10.2	10-Q	November 2, 2023	000-20859
10.28	Employment Agreement by and between the Registrant and James Ziegler, effective as of September 9, 2024*	10.1	10-Q	November 7, 2024	000-20859
10.29	Employment Agreement by and between the Registrant and Joseph Eid, effective as of November 11, 2024*				
10.30	Office Lease Agreement by and between Registrant and 3 Sylvan Realty LLC, effective as of April 30, 2019	10.18	10-Q	May 2, 2019	000-20859
10.31	Office Lease Agreement by and between Registrant and Hudson Metro Center LLC, effective as of October 9, 2019	10.1	8-K	October 15, 2019	000-20859
10.32	At Market Issuance Sales Agreement, dated November 1, 2023, by and between Registrant and B. Riley Securities, Inc.	10.1	8-K	November 2, 2023	000-20859
10.33	Loan Agreement, dated November 1, 2024, among Registrant, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership^				
10.34	Revenue Participation Right Purchase and Sale Agreement, dated November 1, 2024, by and between Registrant and Royalty Pharma Development Funding, LLC^				
19.1	Insider Trading Policy				
21.1	List of Subsidiaries				
23.1	Consent of Independent Registered Public Accounting Firm				
24.1	Power of Attorney (see signature page)				
31.1	Certification of Chief Executive Officer pursuant to Form of Rule 13a-14(a), as adopted pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002				
31.2	Certification of Chief Financial Officer pursuant to Form of Rule 13a-14(a), as adopted pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002				
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**				

32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**				
97.1	Incentive Compensation Recoupment Policy, effective October 2, 2023*	97.1	10-K	February 28, 2024	000-20859
101	The following materials from the Registrant's annual report on Form 10-K for the year ended December 31, 2024, formatted in Inline Extensible Business Reporting Language (iXBRL) include: (i) Consolidated Balance Sheets as of December 31, 2024 and 2023, (ii) Consolidated Statements of Operations, Consolidated Comprehensive Loss, Stockholders' Equity and Cash Flows for each of the three years in the period ended December 31, 2024, and (iii) Notes to Consolidated Financial Statements				
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)				

^   Certain portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted information is of the type that the Registrant customarily and actually treats as private or confidential.

*   Management contract or compensation plan or arrangement.

**   The certifications attached as Exhibits 32.1 and 32.2 that accompany this Report, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Report), irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

   None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	GERON CORPORATION
Date: February 26, 2025	By: /s/ Michelle Robertson
	MICHELLE ROBERTSON
	Executive Vice President, Finance,
	Chief Financial Officer and Treasurer

POWER OF ATTORNEY

KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, John A. Scarlett, M.D. and Michelle Robertson, and each one of them, attorneys-in-fact for the undersigned, each with the power of substitution, for the undersigned in any and all capacities, to sign any and all amendments to this Report, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitutes, may do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated opposite his/her name.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOHN A. SCARLETT JOHN A. SCARLETT	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 26, 2025
/s/ MICHELLE ROBERTSON MICHELLE ROBERTSON	Executive Vice President, Finance, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	February 26, 2025
/s/ GAURAV AGGARWAL GAURAV AGGARWAL	Director	February 26, 2025
/s/ DAWN C. BIR DAWN C. BIR	Director	February 26, 2025
/s/ V. BRYAN LAWLIS V. BRYAN LAWLIS	Director	February 26, 2025
/s/ JOHN MCDONALD JOHN F. McDONALD	Director	February 26, 2025
/s/ SUSAN MOLINEAUX SUSAN M. MOLINEAUX	Director	February 26, 2025
/s/ ELIZABETH G. O'FARRELL ELIZABETH G. O'FARRELL	Director	February 26, 2025
/s/ ROBERT J. SPIEGEL ROBERT J. SPIEGEL	Director	February 26, 2025

[This page intentionally left blank]

USE OF FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, this Letter to Stockholders contains forward-looking statements made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such statements, include, without limitation, those regarding: (a) our beliefs about the potential opportunity and benefits of RYTELO for patients in LR-MDS and potentially in R/R MF and ability to create long-term shareholder value; (b) our beliefs that RYTELO is a highly differentiated treatment option for eligible patients living with LR-MDS and the benefits of RYTELO in difficult-to-treat subpopulations; (c) our plans and expectations regarding commercialization of RYTELO in the U.S. and the EU; (d) our assumptions, estimates and expectations concerning the size of the addressable market and market opportunity for RYTELO and our ability to compete for market share, including estimates of a greater than $1 billion market opportunity in the U.S.; (e) our beliefs and expectations regarding the favorability of RYTELO's U.S. labeling and the NCCN Guidelines and impact on the commercial opportunity for RYTELO in LR-MDS; (f) our beliefs and expectations regarding the duration of therapy of RYTELO; (g) our efforts in 2025 to focus on driving new patient starts, particularly in eligible first- and second-line patients, and educating on appropriate duration of therapy; (h) our assumptions, estimates and expectations regarding the Phase 3 IMpactMF trial, including those regarding enrollment and timing of when the interim analysis and final analysis may occur, and that if this trial reads out positively and imetelstat is approved for patients with JAKi R/R MF, such approval could be transformational for these patients, who have poor survival prognoses and limited treatment options today; (i) the potential commercial opportunity for RYTELO if it is approved for patients with JAKi R/R MF; (j) our beliefs that we are in a strong position to create meaningful benefit for patients and stockholders alike and regarding our executive management team's ability to deliver on the significant opportunity represented by RYTELO in LR-MDS and potentially in R/R MF; (k) our beliefs that our resources available as of December 31, 2024, together with anticipated revenues from U.S. sales of RYTELO, will be sufficient to fund our projected operating requirements for the foreseeable future without needing to raise additional capital based on our current operating plans and assumptions, and (l) other statements that are not historical facts. These statements involve risks and uncertainties that can cause actual results to differ materially from those in such forward-looking statements. These risks and uncertainties, include, without limitation, risks and uncertainties related to: (i) whether we are successful in commercializing RYTELO for the treatment of certain patients with LR-MDS with transfusion dependent anemia; (ii) whether the FDA and European Commission will approve imetelstat for other indications on the timelines expected, or at all; (iii) whether we overcome potential delays and other adverse impacts caused by enrollment, clinical, safety, efficacy, technical, scientific, intellectual property, manufacturing and regulatory challenges in order to have the financial resources for and meet expected timelines and planned milestones; (iv) whether regulatory authorities permit the further development of imetelstat on a timely basis, or at all, without any clinical holds; (v) whether RYTELO may cause, or have attributed to it, adverse events that could delay or prevent the commencement and/or completion of clinical trials, impact its regulatory approval, or limit its commercial potential; (vi) whether the IMpactMF Phase 3 trial for R/R MF has a positive outcome and demonstrates safety and effectiveness to the satisfaction of the FDA and international regulatory authorities, and whether Geron's projected rates for enrollment and death events differ from actual rates, which may cause the interim and final analyses to occur later than anticipated; (vii) whether any future safety or efficacy results of RYTELO treatment cause its benefit-risk profile to become unacceptable; (viii) whether imetelstat actually demonstrates disease-modifying activity in patients and the ability to target the malignant stem and progenitor cells of the underlying disease; (ix) whether we meet our post-marketing requirements and commitments for RYTELO; (x) whether there are failures or delays in manufacturing or supplying sufficient quantities of RYTELO or other clinical trial materials that impact commercialization of RYTELO or the continuation of the IMpactMF trial and other trials; (xi) whether we are able to establish and maintain effective sales, marketing and distribution capabilities, obtain adequate coverage and third-party payor reimbursement, and achieve adequate acceptance in the marketplace; (xii) whether we are able to obtain and maintain the exclusivity terms and scopes provided by patent and patent term extensions, regulatory exclusivity, and have freedom to operate; (xiii) that we may be unable to successfully commercialize RYTELO due to competitive products, or otherwise; (xiv) that we may decide to partner and not to commercialize independently in Europe and in other international markets; (xv) whether we stay in compliance with and satisfy our obligations under our debt and synthetic royalty agreements; and (xvi) the impact of general economic, industry or political climate in the U.S. or internationally and the effects of macroeconomic conditions on our business and business prospects, financial condition and results of operations. Additional information on the above-stated risks and uncertainties and additional risks, uncertainties and factors that could cause actual results to differ materially from those in the forward-looking statements are contained in our periodic reports filed with the Securities and Exchange Commission under the heading "Risk Factors," including our Annual Report on Form 10-K for the year ended December 31, 2024, and in our future filings and reports. Undue reliance should not be placed on forward-looking statements, which speak only as of the date of this Proxy Statement and the facts and assumptions underlying the forward-looking statements may change. Except as required by law, we disclaim any obligation to update these forward-looking statements to reflect future information, events or circumstances.

Corporate information

BOARD OF DIRECTORS

Elizabeth G. O'Farrell
Chair of the Board

Gaurav Aggarwal, M.D.

Dawn C. Bir

V. Bryan Lawlis, Ph.D.

John F. McDonald

Susan M. Molineaux, Ph.D.

Robert J. Spiegel, M.D., FACP

EXECUTIVE MANAGEMENT

Dawn C. Bir
Interim President and Chief Executive
Officer

Joseph Eid, M.D.
Executive Vice President, Research and
Development

Faye Feller, M.D.
Executive Vice President,
Chief Medical Officer

Andrew J. Grethlein, Ph.D.
Executive Vice President,
Chief Operating Officer

Jim Ziegler
Executive Vice President,
Chief Commercial Officer

Shannon T. Odam
Executive Vice President,
Chief People Officer

Michelle Robertson
Executive Vice President,
Chief Financial Officer and Treasurer

Scott A. Samuels, Esq.
Executive Vice President,
Chief Legal Officer and Secretary

INVESTOR RELATIONS

investor@geron.com

TRANSFER AGENT & REGISTRAR

Computershare Investor Services
PO Box 505005
Louisville, KY 40233-5005
Tel: (800) 962-4284

INDEPENDENT AUDITORS

Ernst & Young LLP
303 Almaden Boulevard
San Jose, CA 95110

LEGAL COUNSEL

Cooley LLP
3 Embarcadero Center, 20th Floor
San Francisco, CA 94111-4004

STOCK LISTING

Geron Corporation
common stock trades on the
Nasdaq Global Select Market under
the ticker symbol GERN



Geron Corporation
919 East Hillsdale Blvd., Suite 250
Foster City, CA 94404
Tel: (650) 473-7700
Fax: (650) 473-7750
Internet: www.geron.com
Email: info@geron.com